

2025 ANNUAL REPORT



CONTENTS

◀ **Brickell City Centre**
Miami, FL

FROM THE CHAIRMAN, CEO & PRESIDENT

Dear Fellow Shareholders,

My late father, David Simon, served with great distinction as Chairman of the Board, Chief Executive Officer, and President of Simon Property Group for decades prior to his passing on March 22, 2026. He took great pride and it was deeply important to him to share with shareholders his thoughts about the Company and his overall business sentiments each year. He finished his draft of this year's shareholder letter on Friday, March 20, 2026.

My Dad dedicated his career to building the Company and his central goal was to enhance long-term shareholder value. The results speak for themselves. I am honored and incredibly humbled to be appointed by the Board of Directors as the Company's Chief Executive Officer and President.

I thought it was important to fulfill his wish by delivering to you his final letter, and trust that his words will resonate with the same conviction and vision that defined his extraordinary leadership. I look forward to engaging with our shareholders and continuing the open, thoughtful dialogue that has long been a hallmark of our Company and a priority for my father.

Sincerely,



CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHIEF OPERATING OFFICER
SIMON PROPERTY GROUP

March 30, 2026



David Simon
CHAIRMAN, CHIEF EXECUTIVE
OFFICER & PRESIDENT

$6.4 Billion
Consolidated Revenue

$4.8 Billion
Real Estate FFO

$6.8 Billion
Beneficial Interest of Combined NOI

$3.2 Billion
Cash Dividends Paid

DEAR FELLOW SHAREHOLDERS,

Let me begin by thanking the Simon® team whose discipline, creativity and relentless execution once again set us apart as the clear leader in our industry.

Before reflecting on the year's achievements, I want to emphasize a principle at the heart of every decision we make at Simon: real assets matter. We have consistently made this point to the market, and I believe we are beginning to see the benefits. Our assets, in many cases, have withstood the test of time and have shown unbelievable resilience in the face of significant competition, the Internet (which got the benefit of government help with no sales tax) and the proliferation of new product types including lifestyle centers, power centers, etc.

Our assets are built to last and are continually improved, supporting sustainable cash flow growth. Our cash flow is reinvested back into the portfolio, reinforcing a virtuous cycle of continuous improvement and value creation. This has

been the story of Simon for decades — iconic, high-quality properties that endure, remain essential to retailers and communities, consistently outperform through cycles and have withstood many existential threats.

Our efficient and leading platform allows us to keep elevating the quality and performance of our properties with a focus on improving the consumer experience. Here's what we do — consistently — to make our assets and our portfolio matter and grow our enterprise value:

- **Reinvest and redevelop** our real estate into higher-productivity uses — including experiential destinations — and integrate mixed-use components including residential and hospitality where they enhance asset vitality and income over time.

- **Acquire assets selectively** that raise portfolio quality, where we can improve them with our operating capabilities.

- **Curate the tenant mix** to elevate brand relevance and sales productivity, making our centers the preferred locations for the world's most admired brands.

- **Deepen loyalty and digital connections**, including through ShopSimon® and Simon+®, extending the value of our physical platform.

- **Maintain financial discipline**, using our A-rated balance sheet and significant free cash flow after delivering industry-leading dividends to fund reinvestment and providing excellent long-term shareholder returns.



Our strategy, which has been consistent since our 1993 IPO, delivered again in 2025: record performance across nearly every metric — Revenue, Domestic Property Net Operating Income ("NOI"), Real Estate Funds From Operations ("Real Estate FFO"), and Dividends, with retailer demand and shopper traffic reinforcing the durability of our assets and the resilience of high-quality physical retail. Longevity, increased through reinvestment, powers our cash flow growth. Few assets anywhere in real estate maintain their relevance for seven decades, yet ours can — and do — through accretive reinvestment, as we have shown repeatedly, most recently at Southdale Center™ in Edina, Minnesota (the country's first enclosed mall).

Last year, we strengthened our portfolio with approximately $2 billion of strategic acquisitions — including the remaining interests in Taubman Realty Group ("TRG") and Brickell

City Centre® and expanded internationally with The Mall Luxury Outlets ("The Mall") in Italy. We paired these investments with disciplined redevelopment and continued leasing outperformance as retailer demand remained strong and consistent. We also advanced our omnichannel loyalty program that connects brands and shoppers across channels. Real assets matter!

With that backdrop, let's turn to our 2025 highlights.

FINANCIAL RESULTS AND OPERATING METRICS

We posted record and sector-leading financial results in 2025, including:

- Consolidated revenue increased 6.7% to $6.36 billion **(record)**.

- Net income was $4.62 billion, or $14.17 per diluted share **(record)**.

- Real Estate FFO increased 4.7% to $4.81 billion, or $12.73 per diluted share **(record)**.

- FFO was $4.66 billion, or $12.34 per diluted share.

- Our share of Domestic Property NOI grew 4.4%, or $242 million year-over-year, to $5.75 billion **(record)**.

- Our share of Portfolio NOI, including international properties on a constant currency basis, grew 4.7%, or $273 million, to $6.12 billion **(record)**.

- We generated $1.6 billion of cash flow, after our dividend payments of $3.2 billion **(record)**.

- Occupancy for our U.S. Simon Malls® and Simon Premium Outlets® ended the year at 96.4% and The Mills® occupancy ended the year at 99.2%.

- Reported retailer sales for our U.S. Malls and Premium Outlets were $799 per square foot and were $693 for The Mills **(records)**.

- The total return on SPG common stock, including dividends, was 13.0% and outperformed the MSCI

▲ **Southdale Center**, Edina, MN

"The story of Simon for decades — iconic, high-quality properties that endure, remain essential to retailers and communities, consistently outperform through cycles and have withstood many existential threats."



▲ **Las Vegas North Premium Outlets**, Las Vegas, NV



▲ **St. Johns Town Center**, Jacksonville, FL

US REIT Index ("RMS"). SPG has outperformed the RMS in each of the last five years and has outperformed the S&P 500 in three of the last five years.

- Ownership of SPG common stock has provided a total return to shareholders of 4,500% since our 1993 IPO.

ACQUISITIONS

- Last year's $2 billion in acquisitions of high-quality retail properties further enhanced the quality and profitability of our portfolio.

- We acquired the remaining 12% interest in TRG bringing full ownership and control of 22 iconic assets and unlocking new opportunities for growth and value creation.

- We acquired our partner's interest in Brickell City Centre®, a premier mixed-use destination in Miami's rapidly growing central business district. We now wholly-own and manage this asset with the opportunity to drive NOI growth through operational efficiencies and enhanced leasing.

- The Mall in Italy brought two exceptional centers — one in Leccio near Florence and another in Sanremo on the Italian Riviera — each offering unique retail environments with compelling growth opportunities.

- Phillips Place™ in Charlotte, North Carolina, expands our presence in a familiar market and provides meaningful upside potential through re-merchandising and future densification.

- Collectively, these acquisitions enhance the overall quality of our portfolio and position us to apply our leasing, development and property management expertise to drive long-term value across these assets.

DEVELOPMENT INCLUDING THE ADDITION OF MIXED-USE COMPONENTS

- A core growth driver continues to be unlocking value from our existing real estate through high-return redevelopment, densification, mixed-use, and remerchandising opportunities.

- We completed 23 redevelopment and expansion projects across our U.S. platforms during the year.

- We opened 49 anchor and specialty tenants in 2025 and expect to open more than 60 over the next two years.

- Redeveloping former department store space dramatically increases traffic and productivity at our centers, adding dynamic offerings such as Dick's House of Sport, Level99, Life Time, Primark, and Netflix House.

- We continue to enhance our market-leading real estate by adding mixed-use components. Over the last decade, we have added more than 3,000 hotel rooms and residential units to our portfolio, transforming our properties into true live-work-play-stay-shop destinations. We expect to open approximately 1,600 additional units between 2026 and 2028 at high-quality centers including Roosevelt Field® on Long Island, Northshore Mall® outside of Boston, Briarwood Mall® in Ann Arbor, Michigan, and Brea Mall® in Brea, California.

- We expect to begin construction in 2026 on exciting new projects at Copley Place® in Boston, The Fashion Mall at Keystone® in Indianapolis, Town Center at Boca Raton® in Florida, Toronto Premium Outlets® in Canada, Desert Hills Premium Outlets® in Palm Springs, and several luxury transformations at former TRG properties including The Mall at Green Hills® in Nashville, International Plaza in Tampa, and Cherry Creek Shopping Center® in Denver.

- Sagefield™, a new development in metro Nashville, is expected to break ground later this year, creating a distinctive destination with first-to-market boutiques, iconic brands, farm-to-table dining, entertainment venues, health and wellness concepts, and vibrant outdoor spaces.

CURATING CREATIVE RETAIL

"We curate the tenant mix to elevate brand relevance and sales productivity, making our centers the preferred locations for the world's most admired brands."

—David Simon, Chairman, CEO & President



- Our pipeline of new development and redevelopment opportunities continues to grow and now exceeds $4 billion, with approximately 40% focused on mixed-use projects. These projects increase the sense of place for the community.

INTERNATIONAL

- Our international business contributes 10% of our Portfolio NOI, is consistently growing and is extremely profitable.

- We opened Jakarta Premium Outlets®, our first Premium Outlet Center in Indonesia, which is the fourteenth international country to be home to our Premium Outlets brand.

- Our ability to manage development projects on different continents is just one of the many things that makes Simon unique.

- Our international portfolio includes 24 Premium Outlets and 12 Designer Outlets in 14 countries, The Mall in Italy (2 assets), and approximately 21% interest in Klépierre (which owns more than 130 properties in 13 European countries). Klépierre continues to distinguish itself by outperforming its European peers. We also now own four malls in Asia through the TRG acquisition.

LEASING

- We executed more than 4,600 leases totaling over 17 million square feet.

- A brick-and-mortar presence is critical to any retailer's success. Exciting brands continue to grow their physical footprint at our properties, including Alo Yoga, Birkenstock, Edikted, Google, Gorjana, Grown Brilliance, Gymshark, Mavi, Mejuri, On Running, Pop Mart, Princess Polly, Reformation, Rowan, SKIMS, SUKOSHI, Tecovas, Vuori, and many others.

- We enhanced our retailer offerings by adding luxury and highly sought-after fashion brands across our portfolio. We opened locations with Burberry, Celine, Chanel, Christian Louboutin, David Yurman, Dolce & Gabbana, Golden Goose, Gucci, Loewe, Louis Vuitton, Moncler, Prada, Tiffany, Vacheron, Van Cleef & Arpels, and Watches of Switzerland, among others.

- We broadened our dining offerings, executing 58 new restaurant leases and opening 43 restaurants in 2025, including Eataly, Shake Shack, Tommy Bahama Marlin Bar, and Zaytinya from José Andrés. Our pipeline remains robust with more than 110 restaurant deals underway, including many with nationally and internationally renowned restaurateurs, underscoring the strong appeal of our properties.

- We continued to add immersive entertainment operators, including F1 Arcade, Pirates Voyage, and Round1, to diversify the experience offered at our properties.

MARKETING

- Our marketing efforts drove sales, traffic, and shopper engagement through elevated physical and digital customer experiences, supported by compelling storytelling amplified at scale.

- We launched Simon+®, our omnichannel loyalty program, unifying digital and physical shopping experiences. With millions of members, including 50% new to our database, and 600+ retailers offering 7,000+ deals, Simon+® is becoming an engine for engagement, data growth and new revenue opportunities. By combining the breadth of our physical footprint with our differentiated e-commerce capabilities, including ShopSimon.com™ and our retailer affiliate program, we have established a unique position within loyalty, enabling a robust and compelling program that cannot be replicated within our industry.

- We marketed our centers by showcasing our experiences through high-impact photography, video and always-on social media storytelling. Our *Meet Me @themall™* brand campaign continued to evolve and earned four industry awards in 2025.

Simon+ ®, our new omnichannel loyalty program, meets the needs of today's modern shopper while unlocking powerful engagement opportunities for retailers.





▲ **Fashion Valley**, San Diego, CA

- Our centers created memorable, high-impact promotional moments that enhanced the shopping experience across our portfolio, including a nationwide Black Friday surprise-and-delight event that distributed $1 million in gift cards, and exclusive holiday activations that deepened engagement with Simon+® members.

- We drove increased visitation with scalable proprietary events, led by National Outlet Shopping Day®, which expanded to four days across 90 centers with 500 retailers and more than 6,200 offers, and generated strong year-over-year shopper traffic gains. Additional experiential programs such as *Music @themall™*: Scouting for Stars, a Gen-Z-focused national tour spanning 20+ malls, and thousands of local events further enhanced shopper engagement.

- Launched *Privée*, an invitation-only luxury clienteling experience at Woodbury Common

Premium Outlets®, offering private suites and high-touch hospitality. In its first six months, *Privée* generated incremental sales and strengthened relationships with luxury brands and top customers. The *Privée* platform will expand in 2026, with tailored, market-specific experiences, services and amenities at select flagship centers.

- We optimized our media strategy by shifting investment toward higher-performing social channels, delivering billions of impressions, hundreds of millions of video views, double-digit gains in engagement efficiency and improved cost per store visit, while expanding first-party audiences across social, email and text messaging and earning millions of impressions through public relations to drive a five-point increase in brand awareness.

- We added new and improved tourism partnerships with tour operators, convention

and visitor bureaus, and hospitality groups to drive visitation, repeat trips and cross-property exposure, reinforcing Simon's centers as key tourism destinations.

SIMON MEDIA & EXPERIENCES

- Simon Media & Experiences provides brands and retailers with unique opportunities to reach shoppers both in our centers and online.

- Our differentiated go-to-market approach consistently exceeds industry benchmarks and drives meaningful results for our customers and Company.

- Expanded and modernized our Digital Screen Network with 1,000+ new screens, significantly increasing impression capacity and enhanced the world's largest shopping-center-based digital media platform with over 3,700 screens.

- We upgraded our outdoor digital directories at top centers to enhance both

customer experience and premium brand visibility.

- Achieved strong results in programmatic advertising on our Digital Screen Network with 33% year-over-year revenue growth.

- Accelerated deployment of our ancillary tenant signage program across Malls and Mills properties, adding high-value placements in parking garages, new pylons, and premium wall locations.

- We continued to lead the industry through partnerships with world-class brands, including Coca-Cola, Mercedes-Benz, Levi's, Samsung, Tesla, and Tommy Hilfiger.

INNOVATION

- Technology is not replacing the shopping experience — it is enhancing it, and we are leading our industry in that evolution.

- Further positioned ShopSimon® (**ShopSimon.com**™) as "the mall that never closes" by integrating its loyalty program into



▲ **Phillips Place**, Charlotte, NC

> **"Technology is not replacing the shopping experience — it is enhancing it, and we are leading our industry in that evolution."**

Simon+®, creating a unified rewards experience across in-center and online shopping. The marketplace also expanded with new brands, including Michael Kors, MCM, DKNY and MaxMara, broadening assortment and value for consumers and unlocking incremental digital sales opportunities for retailers.

- Evolved Simon Search® into an omnichannel platform, adding more than 70 e-commerce affiliate retailers such as Arc'teryx, Gap, Nike and Ulta, representing over 750,000 products. Artificial Intelligence ("AI") driven image and data analysis improved product details and search relevance, driving a 500% increase in product search impressions and a 55% increase in keyword searches.

- Expanded support for emerging and digitally native brands through strategic collaborations, creating a simplified pathway for e-commerce retailers to efficiently launch and scale

brick-and-mortar locations across our portfolio.

- Advanced next-generation mobility technology by piloting autonomous-enabled curbside infrastructure with Autolane at select centers. These orchestrated, technology-driven curbside zones enhance convenience today while preparing our centers for the evolving transportation landscape.

- Redesigned our in-center digital directories with a more intuitive interface, richer localized content, deeper analytics, operational intelligence and improved mapping, creating a smoother and more modern navigation experience.

- Strategically implemented AI to elevate the in-center experience, strengthen our consumer-facing digital ecosystem, and drive internal efficiency, innovation and performance.

COMMUNITY IMPACT

- Continued reinforcing Simon centers as vibrant, experience-driven destinations where consumers come to shop, dine, be entertained, and connect with friends, family and their communities — offering meaningful in-real-life experiences in an increasingly digital world.

- Hosted thousands of local community events and activations throughout the year, supporting charitable partners and helping raise millions of dollars for causes that matter in the communities we serve.

- Expanded placemaking efforts across the portfolio with new murals, sculptures, art installations, photo moments and educational exhibits — enhancing the environment and creating welcoming spaces for communities to gather.

- Simon Youth Foundation ("SYF") celebrated a remarkable milestone



▲ **Brea Mall**, Brea, CA

in 2025 — more than 30,000 students have earned their high school diplomas through Simon Youth Academies since its inception in 1998. SYF believes in an education system that evolves, adapts and meets students where they are, helping them move forward. SYF has now awarded approximately $22.6 million in scholarships to nearly 6,600 students, helping young people stay on track and move forward with confidence. Please read about the good work SYF does at ***www.syf.org***.

BALANCE SHEET

- Prudent balance sheet management is a trademark of our Company and central to our ability to execute our long-term strategy.

- We have the highest investment grade ratings among U.S. retail real estate companies, and we are one of only three U.S. REITs with an "A" stable outlook credit rating or better from Standard & Poor's.

- We were highly active in the debt capital markets, completing approximately $9 billion of financing activities.

- We ended the year at 5.0-times net debt to EBITDA.

- Our liquidity was approximately $9.1 billion at year-end.

- Our balance sheet provides a distinct advantage and should not be overlooked.

RETURNING CAPITAL TO SHAREHOLDERS

- Capital returned to shareholders in 2025 totaled $3.5 billion, comprised of $3.23 billion in dividends and $227 million in share buybacks.

- Common stock dividends paid in 2025 were $8.55 per share, an increase of 5.6% from 2024, and we expect to distribute at least $8.80 per share in 2026.

- We have paid approximately $48 billion in dividends over our history as a public company. Including our first quarter 2026 declared dividend of $2.20 per share,

we will have cumulatively paid $150 per share in dividends since our IPO.

- Earlier this year, your Board of Directors authorized a new $2 billion stock repurchase program.

CLOSING

In summary, 2025 was an excellent year — not simply because of the records we achieved, but because we strengthened what matters most: our assets. Our assets are built to last and are continually improved which supports durable cash flow growth. That principle guided everything we did in 2025 — reinvesting and redeveloping, curating the tenant mix, acquiring selectively, deepening loyalty and digital, and maintaining financial discipline — and it will continue to guide us as it has since our 1993 IPO.

Looking ahead, our conviction is unwavering. Supply and demand dynamics remain positive, demand for high-quality physical locations is robust and our A-rated balance sheet gives us the flexibility to invest, resulting

in resilient assets and cash flow growth. Gen Z, nearly 70 million strong, are flocking back to the mall. And as this generation ages into even greater spending power, their engagement with our centers positions us for continued long-term growth. Online shopping is ubiquitous: our centers are not!

On a personal note, I am pleased to share that I am among the top 10 longest-tenured CEOs in the S&P 500, having served for over 32 years. I want to thank our Board of Directors for their significant contributions in 2025. And finally, thank you, our shareholders, for your continued confidence and support. Your perspectives and feedback are always welcome and appreciated.



David Simon
CHAIRMAN, CHIEF EXECUTIVE OFFICER & PRESIDENT

March 20, 2026

INVESTMENT HIGHLIGHTS

REDEVELOPMENTS/EXPANSIONS



▲ **Cherry Creek Shopping Center**, Denver, CO



▲ **Town Center at Boca Raton**, Boca Raton, FL



▲ **The Shops at Mission Viejo**, Mission Viejo, CA

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31		2025		2024
Operating Data (in millions)				
Consolidated Revenue	$	**6,365**	$	5,964
Real Estate Funds from Operations (Real Estate FFO)	$	**4,812**	$	4,597
Funds from Operations (FFO)	$	**4,663**	$	4,877
Per Share Data				
Net Income Per Diluted Share	$	**14.17**	$	7.26
Real Estate FFO Per Diluted Share	$	**12.73**	$	12.24
FFO Per Diluted Share	$	**12.34**	$	12.99
Dividends Per Share	$	**8.55**	$	8.10
Common Stock Price at December 31	$	**185.11**	$	172.21
Stock and Limited Partnership Units Outstanding				
Shares of Common Stock (in thousands)		**325,224**		326,278
Limited Partnership Units (in thousands)		**55,690**		50,760
Total Common Stock and Limited Partnership Units		**380,914**		377,038
Total Equity Capitalization (in millions)	$	**70,564**	$	64,992
Total Market Capitalization[1] (in millions)	$	**105,999**	$	99,129
Other Data				
Total Number of Properties in the U.S.		**212**		194
U.S. Square Footage (in thousands)		**188,430**		170,675
Total Number of International Properties		**42**		35
International Square Footage (in thousands)		**17,278**		11,898

(1) Includes our share of consolidated and joint venture debt.



Consolidated Revenue
$ in billions

$ 5.29 (22) $ 5.66 (23) $ 5.96 (24) **$ 6.36 (25)**

Beneficial Interest of Combined NOI
$ in billions

$ 6.06 (22) $ 6.23 (23) $ 6.37 (24) **$ 6.83 (25)**

Real Estate FFO Per Diluted Share

$ 11.39 (22) $ 11.78 (23) $ 12.24 (24) **$ 12.73 (25)**

Dividends Per Share

$ 6.90 (22) $ 7.45 (23) $ 8.10 (24) **$ 8.55 (25)**

This annual report contains a number of forward-looking statements. For more information, refer to the Company's fourth quarter and full-year 2025 results and SEC filings on our website at investors.simon.com. This report also references non-GAAP financial measures including funds from operations, or FFO, FFO per share, Real Estate FFO, Real Estate FFO per share, and net operating income, or NOI. These financial measures are commonly used in the real estate industry and we believe they provide useful information to investors when used in conjunction with GAAP measures. For a definition of FFO and reconciliations of each of the non-GAAP measures used in this report to the most directly comparable GAAP measure, refer to the Company's fourth quarter and full-year 2025 results and SEC filings under Financials / Quarterly Reports at ***investors.simon.com***.



Scan the QR code for Simon's 2024 Sustainability Report.



For more information, visit ***simon.com***.

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT AS OF MARCH 31, 2026

BOARD OF DIRECTORS

Glyn F. Aeppel
President and Chief Executive Officer of Glencove Capital

Martin J. Cicco
Former Head of Real Estate Advisory at Evercore and Global Head of Real Estate Investment Banking at Merrill Lynch

Larry C. Glasscock
Non-Executive Chairman of the Board and Former Chairman of Anthem, Inc.

Nina P. Jones
Retired Vice President and Portfolio Manager of T. Rowe Price

Reuben S. Leibowitz
Managing Member of JEN Partners

Randall J. Lewis
Managing Partner, Cleveland Avenue LLC

Gary M. Rodkin
Retired Chief Executive Officer of ConAgra Foods, Inc.

Peggy Fang Roe
Executive Vice President and Chief Customer Officer of Marriott International

Stefan M. Selig
Founder of BridgePark Advisors LLC

Eli M. Simon
Director, Chief Executive Officer, President and Chief Operating Officer of Simon Property Group, Inc.

Daniel C. Smith, Ph.D.
Clare W. Barker Professor of Marketing, Indiana University, Kelley School of Business

Richard S. Sokolov
Director and Vice Chairman of Simon Property Group, Inc.

Marta R. Stewart
Retired Executive Vice President and Chief Financial Officer of Norfolk Southern Corporation

AUDIT COMMITTEE

Marta R. Stewart, Chair
Larry C. Glasscock, Nina P. Jones, Reuben S. Leibowitz, Randall J. Lewis, Stefan M. Selig

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Reuben S. Leibowitz, Chair
Stefan M. Selig, Daniel C. Smith, Ph.D.

GOVERNANCE AND NOMINATING COMMITTEE

Glyn F. Aeppel, Chair
Larry C. Glasscock, Gary M. Rodkin, Peggy Fang Roe

EXECUTIVE OFFICERS

Eli M. Simon
Director, Chief Executive Officer, President and Chief Operating Officer

Steven E. Fivel
General Counsel and Secretary

John Rulli
Chief Administrative Officer

Brian J. McDade
Executive Vice President and Chief Financial Officer

NORTH AMERICAN REAL ESTATE

Jonathan Murphy
Co-President—North American Real Estate

Eric Sadi
Co-President—North American Real Estate

MALLS

Vicki Hanor
Senior Executive Vice President and Managing Director—Luxury Leasing

Pervis H. Bearden, Jr.
Executive Vice President—Leasing

Mark W. Dreflak
Executive Vice President—Leasing

Richey Neeson
Executive Vice President—Leasing

Ruben Perez
Executive Vice President—Leasing

Natalie Turpan
Executive Vice President—Leasing

THE MILLS AND PREMIUM OUTLETS

Gary Duncan
President—The Mills and Premium Outlets

Peter Baxter
Executive Vice President—Luxury Leasing

Jay E. Buckey
Executive Vice President—Leasing

Rhonda D. Bandy
Senior Vice President—Leasing

W. Bradford Cole
Senior Vice President—Leasing

CORPORATE

Richard S. Sokolov
Director and Vice Chairman

Stanley Shashoua
President—International Real Estate

Mark J. Silvestri
President—Simon Development

Kevin M. Kelly
Assistant General Counsel and Assistant Secretary

Michele Walton
Executive Vice President—Administration and Legal Services

Donald Frey
Executive Vice President and Treasurer

Chip Harding
Executive Vice President—Simon Media & Experiences

Michael Romstad
Executive Vice President—Property Management

Lee Sterling
Chief Marketing Officer

Steven K. Broadwater
Senior Vice President—Financial Reporting and Operations

Joseph W. Chiappetta
Senior Vice President—Business Solutions and Chief Technology Officer

Matthew Jackson
Senior Vice President and Assistant Treasurer

Patrick M. Peterman
Senior Vice President—Mixed-Use

Adam J. Reuille
Senior Vice President and Chief Accounting Officer

Michael H. Rodriques
Senior Vice President—Construction

Sundesh N. Shah
Senior Vice President—Specialty Development

Kathleen Shields
Senior Vice President—Development

Thomas Ward
Senior Vice President—Investor Relations

Brian J. Warnock
Senior Vice President—Acquisitions and Financial Analysis

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No:.**001-14469**
(Simon Property Group, Inc.)
Commission File No:**001-36110**
(Simon Property Group, L.P.)

SIMON PROPERTY GROUP, INC.
SIMON PROPERTY GROUP, L.P.
(Exact name of registrant as specified in its charter)

Indiana **(Simon Property Group, Inc.)** **Indiana** **(Simon Property Group, L.P.)** (State or other jurisdiction of incorporation or organization)	**04-6268599** **(Simon Property Group, Inc.)** **34-1755769** **(Simon Property Group, L.P.)** (I.R.S. Employer Identification No.)

225 West Washington Street
Indianapolis, Indiana 46204
(Address of principal executive offices) (ZIP Code)
(317) 636-1600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbols	Name of each exchange on which registered
Simon Property Group, Inc.	Common stock, $0.0001 par value	SPG	New York Stock Exchange
Simon Property Group, Inc.	8³/₈% Series J Cumulative Redeemable Preferred Stock, $0.0001 par value	SPGJ	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Simon Property Group, Inc.   Yes ☒   No ☐   Simon Property Group, L.P.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Simon Property Group, Inc.   Yes ☐   No ☒   Simon Property Group, L.P.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Simon Property Group, Inc.   Yes ☒   No ☐   Simon Property Group, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Simon Property Group, Inc.   Yes ☒   No ☐   Simon Property Group, L.P.   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Simon Property Group, Inc.:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

Simon Property Group, L.P.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Simon Property Group, Inc.   ☐   Simon Property Group, L.P.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Simon Property Group, Inc.   ☒   Simon Property Group, L.P.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the corrections of an error to previously issued financial statements.

Simon Property Group, Inc.   ☐   Simon Property Group, L.P.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Simon Property Group, Inc.   ☐   Simon Property Group, L.P.   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b of the Act).

Simon Property Group, Inc.   Yes ☐   No ☒   Simon Property Group, L.P.   Yes ☐   No ☒

The aggregate market value of shares of common stock held by non-affiliates of Simon Property Group, Inc. was approximately $52,048 million based on the closing sale price on the New York Stock Exchange for such stock on June 30, 2025.

As of January 31, 2026, Simon Property Group, Inc. had 324,945,274 and 8,000 shares of common stock and Class B common stock outstanding, respectively.

Simon Property Group, L.P. had no publicly-traded voting equity as of June 30, 2025. Simon Property Group, L.P. has no common stock outstanding.

Documents Incorporated By Reference

Portions of Simon Property Group, Inc.'s Proxy Statement in connection with its 2026 Annual Meeting of Stockholders are incorporated by reference in Part III.

EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the annual period ended December 31, 2025 of Simon Property Group, Inc., an Indiana corporation, and Simon Property Group, L.P., an Indiana limited partnership. Unless stated otherwise or the context otherwise requires, references to "Simon" mean Simon Property Group, Inc. and references to the "Operating Partnership" mean Simon Property Group, L.P. References to "we," "us" and "our" mean collectively Simon, the Operating Partnership and those entities/subsidiaries owned or controlled by Simon and/or the Operating Partnership.

Simon is a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. We are structured as an umbrella partnership REIT under which substantially all of our business is conducted through the Operating Partnership, Simon's majority-owned partnership subsidiary, for which Simon is the general partner. As of December 31, 2025, Simon owned an approximate 85.4% ownership interest in the Operating Partnership, with the remaining 14.6% ownership interest owned by limited partners. As the sole general partner of the Operating Partnership, Simon has exclusive control of the Operating Partnership's day-to-day management.

We operate Simon and the Operating Partnership as one business. The management of Simon consists of the same members as the management of the Operating Partnership. As general partner with control of the Operating Partnership, Simon consolidates the Operating Partnership for financial reporting purposes, and Simon has no material assets or liabilities other than its investment in the Operating Partnership. Therefore, the assets and liabilities of Simon and the Operating Partnership are the same on their respective financial statements.

We believe that combining the annual reports on Form 10-K of Simon and the Operating Partnership into this single report provides the following benefits:

- enhances investors' understanding of Simon and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;

- eliminates duplicative disclosure and provides a more streamlined presentation since substantially all of the disclosure in this report applies to both Simon and the Operating Partnership; and

- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

We believe it is important for investors to understand the few differences between Simon and the Operating Partnership in the context of how we operate as a consolidated company. The primary difference is that Simon itself does not conduct business, other than acting as the general partner of the Operating Partnership and issuing equity or equity-related instruments from time to time. In addition, Simon itself does not incur any indebtedness, as all debt is incurred by the Operating Partnership or entities/subsidiaries owned or controlled by the Operating Partnership.

The Operating Partnership holds, directly or indirectly, substantially all of our assets, including our ownership interests in our joint ventures. The Operating Partnership conducts substantially all of our business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity issuances by Simon, which are contributed to the capital of the Operating Partnership in exchange for, in the case of common stock issuances by Simon, common units of partnership interest in the Operating Partnership, or units, or, in the case of preferred stock issuances by Simon, preferred units of partnership interest in the Operating Partnership, or preferred units, the Operating Partnership, directly or indirectly, generates the capital required by our business through its operations, the incurrence of indebtedness, proceeds received from the disposition of certain properties and joint ventures and the issuance of units or preferred units to third parties.

The presentation of stockholders' equity, partners' equity and noncontrolling interests are the main areas of difference between the consolidated financial statements of Simon and those of the Operating Partnership. The differences between stockholders' equity and partners' equity result from differences in the equity issued at the Simon and Operating Partnership levels. The units held by limited partners in the Operating Partnership are accounted for as partners' equity in the Operating Partnership's financial statements and as noncontrolling interests in Simon's financial statements. The noncontrolling interests in the Operating Partnership's financial statements include the interests of unaffiliated partners in various consolidated partnerships. The noncontrolling interests in Simon's financial statements include the same noncontrolling interests at the Operating Partnership level and, as previously stated, the units held by limited partners of the Operating Partnership. Although classified differently, total equity of Simon and the Operating Partnership is the same.

To help investors understand the differences between Simon and the Operating Partnership, this report provides:

- separate consolidated financial statements for Simon and the Operating Partnership;

- a single set of notes to such consolidated financial statements that includes separate discussions of noncontrolling interests and stockholders' equity or partners' equity, accumulated other comprehensive income (loss) and per share and per unit data, as applicable;

- a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that also includes discrete information related to each entity; and

- separate Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities sections related to each entity.

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of Simon and the Operating Partnership in order to establish that the requisite certifications have been made and that Simon and the Operating Partnership are each compliant with Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and 18 U.S.C. §1350. The separate discussions of Simon and the Operating Partnership in this report should be read in conjunction with each other to understand our results on a consolidated basis and how management operates our business.

In order to highlight the differences between Simon and the Operating Partnership, the separate sections in this report for Simon and the Operating Partnership specifically refer to Simon and the Operating Partnership. In the sections that combine disclosure of Simon and the Operating Partnership, this report refers to actions or holdings of Simon and the Operating Partnership as being "our" actions or holdings. Although the Operating Partnership is generally the entity that directly or indirectly enters into contracts and joint ventures, holds assets and incurs debt, we believe that references to "we," "us" or "our" in this context is appropriate because the business is one enterprise and we operate substantially all of our business through the Operating Partnership.

Simon Property Group, Inc.
Simon Property Group, L.P.
Annual Report on Form 10-K
December 31, 2025

TABLE OF CONTENTS

Part I

Item 1.   Business

Simon Property Group, Inc. is an Indiana corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. REITs will generally not be liable for U.S. federal corporate income taxes as long as they distribute not less than 100% of their REIT taxable income. Simon Property Group, L.P. is our majority-owned Indiana partnership subsidiary that owns directly or indirectly all of our real estate properties and other assets. Unless stated otherwise or the context otherwise requires, references to "Simon" mean Simon Property Group, Inc. and references to the "Operating Partnership" mean Simon Property Group, L.P. References to "we," "us" and "our" mean collectively Simon, the Operating Partnership and those entities/subsidiaries owned or controlled by Simon and/or the Operating Partnership. According to the amended and restated Operating Partnership's partnership agreement, the Operating Partnership is required to pay all expenses of Simon.

We own, develop and manage premier shopping, dining, entertainment and mixed-use destinations, which consist primarily of malls, Premium Outlets®, and The Mills®. As of December 31, 2025, we owned or held an interest in 212 income-producing properties in the United States, which consisted of 108 malls, 70 Premium Outlets, 16 Mills, six lifestyle centers, and 12 other retail properties in 38 states and Puerto Rico. Internationally, as of December 31, 2025, we had ownership interests in 42 properties primarily located in Asia, Europe and Canada. As of December 31, 2025, we also owned a 22.2% equity stake in Klépierre SA, or Klépierre, a publicly traded, Paris-based real estate company, which owns, or has an interest in, shopping centers located in 13 countries in Europe. We also have interests in investments in retail operations (such as Catalyst Brands LLC); an e-commerce venture (Rue Gilt Groupe, or RGG, which operates shop.simon.com), and Jamestown (a global real estate investment and management company), collectively, our other platform investments.

As of December 31, 2024, and until October 31, 2025, we owned an 88% noncontrolling interest in The Taubman Realty Group, LLC, or TRG. As further discussed in Note 4 to the financial statements, on October 31, 2025, we acquired the remaining 12% interest which we did not previously own, or the TRG Acquisition.

For a description of our operational strategies and developments in our business during 2025, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Other Policies

The following is a discussion of our investment policies, financing policies, conflict of interest policies and policies with respect to certain other activities. One or more of these policies may be amended or rescinded from time to time without a stockholder vote.

Investment Policies

While we emphasize equity real estate investments, we may also provide secured financing to or invest in equity or debt securities of other entities engaged in real estate activities or securities of other issuers consistent with Simon's qualification as a REIT. However, any of these investments would be subject to the percentage ownership limitations and gross income tests necessary for REIT qualification. These REIT limitations mean that Simon cannot make an investment that would cause its real estate assets and certain other qualifying assets (such as cash) to be less than 75% of its total assets. Simon must also derive at least 75% of its gross income directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property," dividends from other REITs and, in certain circumstances, interest from certain types of temporary investments. In addition, Simon must also derive at least 95% of its gross income from such real property investments, and from dividends, interest and gains from the sale or dispositions of stock or securities or from other combinations of the foregoing.

Subject to Simon's REIT limitations, we may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate. Such an investment would normally be in the form of general or limited partnership or membership interests in special purpose partnerships and limited liability companies that own one or more properties. We may, in the future, acquire all or substantially all of the securities or assets of other REITs, management companies or similar entities where such investments would be consistent with our investment policies. Additionally we have and may in the future make investments in entities engaged in non-real estate activities, primarily through a taxable REIT subsidiary, similar to the investments we currently hold in certain retail operations.

Financing Policies

Because Simon's REIT qualification requires Simon to distribute at least 90% of its REIT taxable income, we regularly access the debt markets to raise the funds necessary to finance acquisitions, develop and redevelop properties, and refinance maturing debt. We must comply with the covenants contained in our financing agreements that limit our ratio of debt to total assets or market value, as defined. The Operating Partnership has a $5.0 billion unsecured revolving credit facility, or the Credit Facility, and a $3.5 billion supplemental unsecured revolving credit facility, or Supplemental Facility, or together, the Credit Facilities. The Credit Facilities and the indentures for the Operating Partnership's debt securities contain covenants that restrict the total amount of debt of the Operating Partnership to 65%, or 60% in relation to certain debt, of total assets, as defined under the related agreements, and secured debt to 50% of total assets. In addition, these agreements contain other covenants requiring compliance with financial ratios. Furthermore, the amount of debt that we may incur is limited as a practical matter by our desire to maintain acceptable ratings for the debt securities of the Operating Partnership. We strive to maintain investment grade ratings at all times for various business reasons, including their effect on our ability to access attractive capital, but we cannot assure you that we will be able to do so in the future.

If Simon's Board of Directors determines to seek additional capital, we may raise such capital by offering equity or incurring debt, creating joint ventures with existing ownership interests in properties, entering into joint venture arrangements for new development projects, retaining cash flows or a combination of these methods. If Simon's Board of Directors determines to raise equity capital, it may, without stockholder approval, issue additional shares of common stock or other capital stock. Simon's Board of Directors may issue a number of shares up to the amount of our authorized capital or may issue units in any manner and on such terms and for such consideration as it deems appropriate. We may also raise additional capital by issuing common units of partnership interest in the Operating Partnership, or units. Such securities also may include additional classes of Simon's preferred stock or preferred units of partnership interest in the Operating Partnership, or preferred units, which may be convertible into common stock or units, as the case may be. Existing stockholders and unitholders have no preemptive right to purchase shares or units in any subsequent issuances of securities by us. Any issuance of equity could dilute a stockholder's investment in Simon or a limited partner's investment in the Operating Partnership.

We expect most future borrowings will be made through the Operating Partnership or its subsidiaries. We might, however, incur borrowings through other entities that would be reloaned to the Operating Partnership. Borrowings may be in the form of bank borrowings, publicly and privately placed debt instruments, or purchase money obligations to the sellers of properties. Any such indebtedness may be secured or unsecured. Any such indebtedness may also have full or limited recourse to the borrower or be cross-collateralized with other debt, or may be fully or partially guaranteed by the Operating Partnership. We issue unsecured debt securities through the Operating Partnership, but we may issue other debt securities which may be convertible into common or preferred stock or be accompanied by warrants to purchase common or preferred stock. We also may sell or securitize our lease receivables. Although we may borrow to fund the payment of dividends, we currently have no expectation that we will regularly do so.

The Credit Facility can be increased in the form of additional commitments in an aggregate amount not to exceed $1.0 billion, for a total aggregate size of $6.0 billion, subject to obtaining additional lender commitments and satisfying certain customary conditions precedent. The initial maturity date of the Credit Facility is June 30, 2027. The Credit Facility can be extended for two additional six-month periods to June 30, 2028, at our sole option, subject to satisfying certain customary conditions precedent.

Borrowings under the Credit Facility bear interest, at our election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment and if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by our corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the federal funds effective rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by our corporate credit rating of between 0.000% and 0.400%. The Credit Facility includes a facility fee determined by our corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Credit Facility. Based upon our current credit ratings, the interest rate on the Credit Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

The Supplemental Facility's initial borrowing capacity of $3.5 billion may be increased to $4.5 billion during its term subject to obtaining additional lender commitments and satisfying certain customary conditions precedent. The initial maturity date of the Supplemental Facility is January 31, 2029 and can be extended for an additional year to January 31, 2030 at our sole option, subject to our continued compliance with the terms thereof.

Borrowings under the Supplemental Facility bear interest, at the Company's election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, the Adjusted Term CORRA Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment, if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, and if denominated in Canadian Dollars, Daily Simple CORRA plus a benchmark adjustment or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by the Company's corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the NYFRB Rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by the Company's corporate credit rating of between 0.000% and 0.400%. The Supplemental Facility includes a facility fee determined by the Company's corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Supplemental Facility. Based upon our current credit ratings, the interest rate on the Supplemental Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

The Operating Partnership also has available a global unsecured commercial paper program, or Commercial Paper program, of $2.0 billion, or the non-U.S. dollar equivalent thereof. The Operating Partnership may issue unsecured commercial paper, denominated in U.S. dollars, Euro and other currencies. Notes issued in non-U.S. currencies may be issued by one or more subsidiaries of the Operating Partnership and are guaranteed by the Operating Partnership. Notes are sold under customary terms in the U.S. and Euro commercial paper note markets and rank (either by themselves or as a result of the guarantee described above) *pari passu* with the Operating Partnership's other unsecured senior indebtedness. The Commercial Paper program is supported by the Credit Facilities and, if necessary or appropriate, we may make one or more draws under the Credit Facilities to pay amounts outstanding from time to time on the Commercial Paper program.

We may also finance our business through the following:

- issuance of shares of common stock or preferred stock or warrants to purchase the same;

- issuance of additional units;

- issuance of preferred units;

- issuance of other securities, including unsecured notes and mortgage debt;

- draws on our Credit Facilities;

- borrowings under the Commercial Paper program; or

- sale or exchange of ownership interests in properties.

The Operating Partnership may also issue units to contributors of properties or other partnership interests which may permit the contributor to defer tax gain recognition under the Internal Revenue Code.

We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property.

Mortgage financing instruments, however, typically limit additional indebtedness on such properties. Additionally, the Credit Facilities, our unsecured note indentures and other contracts may limit our ability to borrow and contain limits on mortgage indebtedness we may incur as well as certain financial covenants we must maintain.

Typically, we invest in or form special purpose entities to assist us in obtaining secured permanent financing at attractive terms. Permanent financing may be structured as a mortgage loan on a single property, or on a group of properties, and generally requires us to provide a mortgage lien on the property or properties in favor of an institutional third party, as a joint venture with a third party, or as a securitized financing. For securitized financings, we create special purpose entities to own the properties. These special purpose entities, which are common in the real estate industry, are structured so that they would not be consolidated in a bankruptcy proceeding involving a parent company. We decide upon the structure of the financing based upon the best terms then available to us and whether the proposed financing is consistent with our other business objectives. For accounting purposes, we include the outstanding securitized debt of special purpose entities owning consolidated properties as part of our consolidated indebtedness.

Conflict of Interest Policies

We maintain policies and have entered into agreements designed to reduce or eliminate potential conflicts of interest. Simon has adopted governance principles governing the function, conduct, selection, orientation and duties of its

subsidiaries and Simon's Board of Directors and the Company, as well as written charters for each of the standing Committees of Simon's Board of Directors. In addition, Simon's Board of Directors has a Code of Business Conduct and Ethics, which applies to all of its officers, directors, and employees and those of its subsidiaries. At least a majority of the members of Simon's Board of Directors must qualify, and do qualify, as independent under the listing standards of the New York Stock Exchange, or NYSE, and cannot be affiliated with the Simon family, who are significant stockholders in Simon and/or unitholders in the Operating Partnership. In addition, the Audit and Compensation and Human Capital Committees of Simon's Board of Directors are comprised entirely of independent members who meet the additional independence and financial expert requirements of the NYSE as required.

The sale by the Operating Partnership of any property that it owns may have an adverse tax impact on the Simon family or other limited partners of the Operating Partnership. Any transaction between us and the Simon family, including property acquisitions, service and property management agreements and retail space leases, must be approved by the Company's Audit Committee.

In order to avoid any conflict of interest, the Simon charter requires that at least three-fourths of Simon's independent directors must authorize and require the Operating Partnership to sell any property it owns. Any such sale is subject to applicable agreements with third parties. A noncompetition agreement executed by David Simon, Simon's Chairman, Chief Executive Officer and President, which remains in effect notwithstanding the expiration of David Simon's employment agreement in 2019, contains covenants limiting his ability to participate in certain shopping center activities.

Policies With Respect To Certain Other Activities

We intend to make investments which are consistent with Simon's qualification as a REIT, unless Simon's Board of Directors determines that it is no longer in Simon's best interests to so qualify as a REIT. Simon's Board of Directors may make such a determination because of changing circumstances or changes in the REIT requirements. Simon has authority to issue shares of its capital stock or other securities in exchange for property. We also have authority to repurchase or otherwise reacquire Simon's shares, the Operating Partnership's units, or any other securities. On February 8, 2024, Simon's Board of Directors authorized a common stock repurchase program which replaced the prior repurchase program immediately, where the Company was permitted to purchase up to $2.0 billion of its common stock during the two-year period ending February 15, 2026 in the open market or privately negotiated transactions at prices that the Company deemed appropriate and subject to market conditions, applicable law, and other factors deemed relevant in the Company's sole discretion. On February 5, 2026, Simon's Board of Directors authorized a new common stock repurchase program, which replaced the prior repurchase program immediately, where the Company may purchase up to $2.0 billion of its common stock during the period ending February 29, 2028. As Simon repurchases shares under these programs, the Operating Partnership repurchases an equal number of units from Simon. Simon may also issue shares of its common stock, or pay cash at its option, to holders of units in future periods upon exercise of such holders' rights under the partnership agreement of the Operating Partnership. Our policy prohibits us from making any loans to the directors or executive officers of Simon for any purpose. We may make loans to the joint ventures in which we participate. Additionally, we may make or buy interests in loans secured by real estate properties owned by others or make investments in companies that own real estate assets.

Competition

The retail real estate industry is dynamic and competitive. We compete with numerous merchandise distribution channels, including malls, outlet centers, community/lifestyle centers, and other shopping centers in the United States and abroad. We also compete with internet retailing sites and catalogs, including our tenants, which provide retailers with distribution options beyond existing brick and mortar retail properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties that we develop and manage as well as for the acquisition of prime sites (including land for development and operating properties). We believe that there are numerous factors that make our properties highly desirable to retailers, including:

- the quality, location and variety of tenants of our properties;

- our management and operational expertise;

- our extensive experience and relationships with tenants, lenders and suppliers;

- our marketing initiatives and consumer focused strategic corporate alliances; and

- the efficiency and immediacy of physical retail.

Certain Activities

During the past three years, we have:

- issued 171,558 shares of Simon common stock upon the exchange of units in the Operating Partnership;

- issued 820,977 restricted shares of Simon common stock and 724,222 long-term incentive performance units, or LTIP units, net of forfeitures, under the Simon Property Group, L.P. 2019 Stock Incentive Plan, or the 2019 Plan;

- purchased 2,519,923 shares of Simon common stock in the open market at an average price of $145.81 per share for $367.4 million pursuant to a repurchase program;

- issued a combined total of 8,278,193 units in the Operating Partnership as part of the consideration for the acquisition of additional interests in TRG, which increased our ownership interest in TRG from 80% to 100%, as discussed in Notes 4 and 6;

- redeemed 444,101 units in the Operating Partnership for $63.1 million at an average price of $142.08 per unit in cash;

- borrowed a maximum amount of $1.0 billion under the Credit Facilities; the outstanding amount of borrowings under the Credit Facility was $460.0 million as of December 31, 2025. There were no borrowings under the Supplemental Facility as of December 31, 2025;

- there were $355.0 million outstanding borrowings under the Commercial Paper program as of December 31, 2025; and

- provided annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports containing unaudited financial statements to our security holders.

Human Capital

At December 31, 2025, we and our affiliates employed approximately 3,600 persons at various properties and offices throughout the United States, of which approximately 500 were part-time. Approximately 1,000 of these employees were located at our corporate headquarters in Indianapolis, Indiana.

We believe our employees are the driving force behind our success. To ensure we continue to attract, develop and retain the best talent across the organization, we invest in our employees and provide equal opportunities. We offer a variety of ongoing talent programs that foster continual development, high performance and overall organizational effectiveness, including a series of leadership development programs. We conduct an annual talent-assessment process for selected business functions within our corporate and field organizations that includes plans for individual employee career development and long-term leadership succession, and also conduct an annual performance appraisal process for all regular employees.

We are focused on providing a work environment that is free from any form of discrimination or harassment for any protected class and also embraces a code of conduct. We have an internal policy of targeted solutions for employees and an annual process of assessment, action and evaluation led by our human resources department.

Our compensation program is designed to, among other things, attract, retain and motivate talented and experienced individuals using a mix of competitive salaries, bonuses, equity based awards and other benefits.

Government Regulations Affecting Our Properties

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operations conducted on real property. As of December 31, 2025, we are not aware of any environmental conditions or material costs of complying with environmental or other regulations that would have a material adverse effect on our overall business, financial condition, or results of operations. However, it is possible that we are not aware of, or may become subject to, potential environmental liabilities or material costs of complying with governmental regulations that could be material. See further discussion in Item 1A. Risk Factors.

Corporate Headquarters

Our corporate headquarters are located at 225 West Washington Street, Indianapolis, Indiana 46204, and our telephone number is (317) 636-1600.

Available Information

Simon is a large accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) and is required, pursuant to Item 101 of Regulation S-K, to provide certain information regarding our website and the availability of certain documents filed with or furnished to the Securities and Exchange Commission, or the SEC. Our Internet website address is www.simon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available or may be accessed free of charge through the "About Simon/Investor Relations" section of our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet website and the information contained therein or connected thereto are not, and are not intended to be, incorporated into this Annual Report on Form 10-K.

The following corporate governance documents are also available through the "About Simon/Investor Relations/Governance" section of our Internet website or may be obtained in print form by request of our Investor Relations Department: Governance Principles, Code of Business Conduct and Ethics, Audit Committee Charter, Compensation and Human Capital Committee Charter, and Governance and Nominating Committee Charter.

In addition, we intend to disclose on our Internet website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NYSE.

Information about our Executive Officers

The following table sets forth certain information with respect to Simon's executive officers as of February 25, 2026.

Name	Age	Position
David Simon	64	Chairman of the Board, Chief Executive Officer and President
Eli Simon	38	Director, Executive Vice President and Chief Operating Officer
John Rulli	69	Chief Administrative Officer
Steven E. Fivel	65	General Counsel and Secretary
Brian J. McDade	46	Executive Vice President and Chief Financial Officer
Adam J. Reuille	51	Senior Vice President and Chief Accounting Officer
Donald G. Frey	50	Treasurer and Executive Vice President
Kevin M. Kelly	45	Assistant General Counsel and Assistant Secretary

The executive officers of Simon serve at the pleasure of Simon's Board of Directors.

Mr. David Simon has served as the Chairman of Simon's Board of Directors since 2007, Chief Executive Officer of Simon or its predecessor since 1995 and assumed the position of President in 2019. Mr. Simon has also been a director of Simon or its predecessor since its incorporation in 1993. Mr. Simon was the President of Simon's predecessor from 1993 to 1996.

Mr. Eli Simon has served as Simon's Chief Operating Officer since 2025. Mr. Simon joined the Company in 2019, leading the company's investment strategy for both real estate and non-real estate investments, including new business sourcing, strategic corporate investments, and the execution of various real estate transactions. Before joining the company, Mr. Simon was the Principal and Head of North American Lodging at Och-Ziff Capital Management and Och-Ziff Real Estate, where he oversaw all lodging related investments, including asset and portfolio acquisitions, operating company investments, and lending opportunities.

Mr. Rulli serves as Simon's Chief Administrative Officer. Mr. Rulli joined Melvin Simon & Associates, Inc., or MSA, in 1988 and held various positions with MSA and Simon thereafter. Mr. Rulli became Chief Administrative Officer in 2007 and was promoted to Senior Executive Vice President in 2011.

Mr. Fivel serves as Simon's General Counsel and Secretary. Prior to rejoining Simon in 2011 as Assistant General Counsel and Assistant Secretary, Mr. Fivel served as Executive Vice President, General Counsel and Secretary of Brightpoint, Inc. Mr. Fivel was previously employed by MSA from 1988 until 1993 and then by Simon from 1993 to 1996. Mr. Fivel was promoted to General Counsel and Secretary in 2017.

Mr. McDade serves as Simon's Executive Vice President and Chief Financial Officer. Mr. McDade joined Simon in 2007 as the Director of Capital Markets and was promoted to Senior Vice President of Capital Markets in 2013 and Treasurer in 2014. He was promoted to Executive Vice President and Chief Financial Officer in 2018.

Mr. Reuille serves as Simon's Senior Vice President and Chief Accounting Officer and prior to that as Simon's Vice President and Corporate Controller. Mr. Reuille joined Simon in 2009 and was promoted to Senior Vice President and Chief Accounting Officer in 2018.

Mr. Frey serves as Simon's Treasurer and Executive Vice President. Mr. Frey joined Simon in 2010 and most recently served as Simon's Assistant Treasurer and Senior Vice President prior to his current position which he was promoted to in 2022. Before joining Simon, Mr. Frey was an attorney with Alston & Bird LLP and Dechert LLP.

Mr. Kelly serves as Simon's Assistant General Counsel and Assistant Secretary. Mr. Kelly joined Simon in 2015 as Senior Finance Counsel and was promoted to Senior Associate, General Counsel in 2020 prior to his current position which he was promoted to in 2022. Prior to joining Simon, Mr. Kelly was an attorney with Sidley Austin, LLP and Fried, Frank, Harris, Shriver & Jacobson.

Item 1A. Risk Factors

The following factors, among others, could cause our actual results to differ materially from those expressed or implied in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by our management from time to time. These factors may have a material adverse effect on our business, financial condition, liquidity, results of operations, funds from operations, or FFO, and prospects, which we refer to herein as a material adverse effect on us or as materially and adversely affecting us, and you should carefully consider them. Additional risks and uncertainties not presently known to us or which are currently not believed to be material may also affect our actual results. We may update these factors in our future periodic reports.

Summary of Risk Factors

The following summarizes our material risk factors. However, this summary is not intended to be a comprehensive and complete list of all risk factors identified by the Company. Refer to the following pages of this section for additional details regarding these summarized risk factors and other additional risk factors identified by the Company.

- Conditions that adversely affect the general retail environment could materially and adversely affect us.

- Some of our properties depend on anchor stores or other large nationally recognized tenants to attract shoppers and we could be materially and adversely affected by the loss of one or more of these anchors or tenants.

- We face potential adverse effects from tenant bankruptcies.

- Vacant space at our properties could materially and adversely affect us.

- We may not be able to lease new or redeveloped properties to or renew leases and relet space at existing properties with an appropriate mix of tenants or at desired rents, if at all.

- Acts of violence, civil unrest or criminal activity, actual or threatened terrorist attacks and inappropriate and unacceptable behavior by visitors at our properties could adversely affect our business operations.

- We face a wide range of competition that could affect our ability to operate profitably, including e-commerce, as well as evolving consumer preferences and purchasing habits.

- Epidemics, pandemics or other public health crisis, and governmental reactions thereto, could have a significant negative impact on our and our tenants' business, financial condition, results of operations, cash flow and liquidity and our ability to access the capital markets, satisfy our debt service obligations and make distributions to our shareholders.

- Some of our properties are subject to potential natural or other disasters.

- We face risks associated with climate change.

- Some of our potential losses may not be covered by insurance.

- As owners of real estate, we can face liabilities for environmental contamination, and our efforts to identify environmental liabilities may not be successful.

- We face risks associated with the acquisition, development, redevelopment and expansion of properties.

- Real estate investments are relatively illiquid.

- Simon and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs in the United States. The failure to maintain Simon's or the Subsidiary REITs' qualifications as REITs or changes in applicable tax laws or regulations could result in adverse tax consequences.

- If the Operating Partnership fails to qualify as a partnership for federal income tax purposes, Simon will cease to qualify as a REIT and suffer other adverse consequences.

- Complying with REIT requirements might cause us to forgo otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

- Our ownership of TRSs is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm's-length terms.

- Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends, which may negatively affect the value of our shares.

- The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

- REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

- Partnership tax audit rules could have a material adverse effect on us.

- Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a material adverse effect on us and our investors.

- Provisions in Simon's charter and by-laws and in the Operating Partnership's partnership agreement could prevent a change of control.

- We have a substantial debt burden that could affect our future operations.

- The agreements that govern our indebtedness contain various covenants that impose restrictions on us that might affect our ability to operate freely.

- Disruption in the capital and credit markets may increase the cost of capital and may adversely affect our ability to access external financings for our growth and ongoing debt service requirements.

- Adverse changes in our credit ratings could affect our borrowing capacity and borrowing terms.

- An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt on attractive terms, or at all; our hedging interest rate protection arrangements may not effectively limit our interest rate risk.

- We have limited control with respect to some properties that are partially owned or managed by third parties, which may adversely affect our ability to sell or refinance them.

- The Operating Partnership guarantees debt or otherwise provides support for a number of joint venture properties.

- Our success depends, in part, on our ability to attract, motivate, retain and develop talented employees, and our failure to do so, including the loss of any one of our key personnel, could adversely impact our business.

- Artificial generative intelligence technologies present risks related to the control of our proprietary business information, keeping such information confidential, and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

- We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our computer systems, hardware, technology infrastructure, online sites and related systems.

- Our international activities may subject us to risks that are different from or greater than those associated with our domestic operations.

Risks Related to Tenant Operations at Our Properties

Conditions that adversely affect the general retail environment could materially and adversely affect us.

Our primary source of revenue is derived from retail tenants which means that we could be materially and adversely affected by conditions that materially and adversely affect the retail environment generally, including, without limitation:

- macroeconomic and geopolitical conditions, including implemented and threatened tariffs, retaliatory tariffs and trade disputes, energy prices, market dynamics, rising or elevated interest rates, inflation, government policies and regulations, and growth levels of consumer income, consumer perception of such conditions, and the impact on such conditions from global events such as a foreign debt crisis, foreign currency volatility, natural disasters, war, such as the war in Ukraine and the conflict in Israel, Gaza and the surrounding areas, epidemics and pandemics, the fear of spread of contagious disease, civil unrest and terrorism;

- levels of consumer spending, changes in consumer preferences, income levels, and fluctuations in seasonal spending in the United States and internationally;

- supply chain disruptions and labor shortages;

- consumers avoiding in-person shopping generally, or at certain properties, due to a heightened level of concern for safety in public places, whether due to consumer perception of increased risk of criminal activity and civil unrest, including acts of terrorism, riots, random acts of violence, mass shootings, organized retail crime or inappropriate or unacceptable behavior of other patrons, or due to heightened sensitivity to risks associated with transmission of disease;

- consumer perceptions of the safety, convenience and attractiveness of our properties;

- the impact on our retail tenants and demand for retail space at our properties from the increasing use of the Internet by retailers and consumers;

- the creditworthiness of our retail tenants and the availability of new creditworthy tenants and the related impact on our occupancy levels and lease income;

- local real estate conditions, such as an oversupply of, or reduction in demand for, retail space or retail goods, decreases in rental rates and declines in real estate values;

- the willingness of retailers to lease space in our properties at attractive rents, or at all;

- changes in regional and local economies, which may be affected by increased rates of unemployment, increased foreclosures, higher taxes, decreased tourism, industry slowdowns, adverse weather conditions, and other factors;

- increased operating costs and capital expenditures, whether from acquisitions, developments, redevelopments, replacing tenants or otherwise;

- reductions in international travel and tourism, resulting in fewer international retail consumers;

- changes in government policies and applicable laws and regulations, including tax, environmental, safety and zoning and political inefficiencies; and

- epidemics, pandemics or other public health crises and the governmental reaction thereto.

To the extent that any or a portion of these conditions occur, they are likely to impact the retail industry, our retail tenants, the emergence of new tenants, our own investments in certain retailers and brands, the demand for retail space, market rents and rent growth, the vacancy levels at our properties, and the value of our properties, any of which could directly or indirectly materially and adversely affect our financial condition, operating results and overall asset value.

Additionally, a portion of our lease income is derived from overage rents based on reported sales over a stated base amount that directly depend on the reported sales volume of our retail tenants. Accordingly, declines in our tenants' reported sales performance could reduce the income produced by our properties. Over time, declines in our tenants' reported sales performance can also negatively impact our ability to sign new and renewal leases at desired rents.

Some of our properties depend on anchor stores or other large nationally recognized tenants to attract shoppers and we could be materially and adversely affected by the loss of one or more of these anchors or tenants.

Our properties are typically anchored by department stores and other large nationally recognized tenants. Certain of our anchors and other tenants have ceased their operations, downsized their brick-and-mortar presence or failed to comply with their contractual obligations to us and others.

Sustained adverse pressure on the results of department stores and other national retailers may have a similarly sustained adverse impact upon our own results. Certain department stores and other national retailers have experienced, and may continue to experience for the foreseeable future (given uncertainty with respect to current and future macroeconomic conditions and consumer confidence levels), considerable decreases in customer traffic in their retail stores, increased competition from alternative retail options such as those accessible via the Internet and other forms of pressure on their business models. As pressure on these department stores and other national retailers increases, their ability to maintain their stores, meet their obligations both to us and to their external lenders and suppliers, withstand takeover attempts or avoid bankruptcy and/or liquidation may be impaired and result in closures of their stores or their seeking of a lease modification with us. Any lease modification could be unfavorable to us as the lessor and could decrease current or future effective rents or expense recovery charges. Certain other tenants could be entitled to modify the economic or other terms of, or terminate, their existing leases with us in the event of such closures. Additionally, corporate merger or consolidation activity among department stores and other national retailers typically results in the closure of duplicate or geographically overlapping store locations.

If a department store or large nationally recognized tenant were to close its stores at our properties, we may experience difficulty and delay and incur significant expense in re-tenanting the space, as well as in leasing spaces in areas adjacent to the vacant store, at attractive rates, or at all. Additionally, department store or tenant closures may result in decreased customer traffic, which could lead to decreased sales at our properties. If the reported sales of stores operating in our properties were to decline significantly due to the closing of anchor stores or other national retailers, adverse economic conditions or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of any default by a tenant, we may not be able to fully recover, and/or may experience delays and costs in enforcing our rights as landlord to recover, amounts due to us under the terms of our leases with such parties.

We face potential adverse effects from tenant bankruptcies.

Bankruptcy filings by retailers can occur regularly in the course of our operations. Although we have not seen a significant increase in tenant bankruptcies in the last few years, in previous years a number of companies in the retail industry, including certain of our tenants, declared bankruptcy. If a tenant files for bankruptcy, the tenant may have the right to reject and terminate one or more of its leases with us, and we cannot be sure that it will affirm one or more of its leases and continue to make rental payments to us in a timely manner. A bankruptcy filing by, or relating to, one of our tenants would generally prohibit us from evicting this tenant, and bar all efforts by us to collect pre-bankruptcy debts from that tenant, or from their property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of its bankruptcy. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If a lease is rejected, the unsecured claim we hold against a bankrupt tenant might be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of any unsecured claims we hold. In addition, we may make lease modifications either pre- or post-bankruptcy for certain tenants undergoing significant financial distress in order for them to continue as a going concern. Furthermore, we may be required to incur significant expense in re-tenanting the space formerly leased to the bankrupt tenant. We continually seek to re-lease vacant spaces resulting from tenant terminations. The bankruptcy of a tenant, particularly an anchor tenant or a national tenant with multiple locations, may require a substantial redevelopment of its space, the success of which cannot be assured, and may make the re-tenanting of its space difficult and costly. Any such bankruptcies also make it more difficult to lease the remainder of the space at the affected property or properties. Future tenant bankruptcies may strain our resources and impact our ability to successfully execute our re-leasing strategy and could materially and adversely affect us.

Vacant space at our properties could materially and adversely affect us.

Certain of our properties have had vacant space available for prospective tenants, and those properties may continue to experience, and other properties may commence experiencing, such oversupply in the future. Among other causes, (1) an increased number of bankruptcies of anchor stores and other national retailers, as well as store closures may occur, and (2) there may be lower demand from retail tenants for space, due to certain retailers increasing their use of e-commerce websites to distribute their merchandise. As a result of the increased bargaining power of creditworthy retail

tenants, there may be downward pressure on our rental rates and occupancy levels, and this increased bargaining power may also result in us having to increase our spend on tenant improvements and potentially make other lease modifications in order to attract or retain tenants, any of which, in the aggregate, could materially and adversely affect us.

We may not be able to lease new or redeveloped properties to or renew leases and relet space at existing properties with an appropriate mix of tenants or at desired rents, if at all.

We may not be able to lease new or redeveloped properties to an appropriate mix of tenants that generates optimal customer traffic. Also, when leases for our existing properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. Tenant preferences for properties may also change over time, like recent trends towards right-sizing portfolios, repositioning space and locations and pursuing new store concepts, and our properties may no longer align with such preferences. If we fail to identify and secure the right blend of tenants at our newly developed and existing properties that offer diversified categories and uses, such as retail, specialty entertainment, restaurants, and health and wellness, and that keep up with evolving customer preferences, our properties may not appeal to the communities they serve. If we elect to pursue a "mixed use" redevelopment we expose ourselves to risks associated with each non-retail use (e.g., office, residential, hotel and entertainment), and the performance of our retail tenants in such properties may be negatively impacted by delays in opening and/or the performance of such non-retail uses. Additionally, an oversupply of space in the trade areas in which our properties operate could reduce market rents, negatively impacting the terms upon which we lease our properties. To the extent that our leasing goals are not achieved, we could be materially and adversely affected.

Acts of violence, civil unrest or criminal activity, actual or threatened terrorist attacks and inappropriate and unacceptable behavior by visitors at our properties could adversely affect our business operations.

Because our properties are open to the public, they are exposed to risks related to acts of violence, civil unrest and criminal activity as well as actual or threatened terrorist attacks that may be beyond our control or ability to prevent, and recently there has been an increased risk of organized retail crime and physical violence, the severity and frequency of which varies by market and location. If any of these incidents were to occur, the relevant property could face material damage physically and reputationally, and the revenue generated by such property could be negatively impacted. Consumers may also perceive a heightened threat of these risks due to increased crime in certain markets and negative media attention. Concern around safety risk may impact the willingness of consumers, tenants and tenants' employees to shop and/or work at our properties, which could result in decreased consumer foot traffic and decreased reported sales at our properties, directly and indirectly impacting our revenue and overall asset value.

We face a wide range of competition that could affect our ability to operate profitably, including e-commerce, as well as evolving consumer preferences and purchasing habits.

Our properties compete with other forms of retailing such as pure online retail websites as well as other types of retail properties such as single user freestanding discounters (Costco, Walmart and Target). In addition, many of our tenants are omni-channel retailers who also distribute their products through online sales and provide options to consumers like buy online pick up in store, buy online ship to store or buy online return to store. Our business currently is predominantly reliant on consumer demand for shopping at physical stores, and our business could be materially and adversely affected if we are unsuccessful in adapting our business to evolving consumer purchasing habits. The increased popularity of digital and mobile technologies has accelerated the transition of a percentage of market share from shopping at physical stores to web-based shopping. Although a brick-and-mortar presence may have a positive impact on retailers' online sales, the increased utilization of pure online shopping may lead to the closure of underperforming stores by retailers, which could impact our occupancy levels and the rates that tenants are willing to pay to lease our space. Additionally, the increase in online shopping may result in certain tenants underreporting sales at our properties which may materially and adversely impact our collection of overage rent. Examples may include, retailers and restaurants not reporting curbside pick-up sales or online sales fulfilled with store inventory, and tenants reducing reported store sales by including online returns processed in the store.

Epidemics, pandemics or other public health crisis, and governmental reactions thereto, could have a significant negative impact on our and our tenants' business, financial condition, results of operations, cash flow and liquidity and our ability to access the capital markets, satisfy our debt service obligations and make distributions to our shareholders.

Epidemics, pandemics or other health crises could have, a material negative impact on economic and market conditions around the world and an adverse impact on economic activity in retail real estate. Governments and other authorities could respond to epidemics, pandemics or other health crises, by imposing or re-imposing measures intended to control the spread of disease, including restrictions on freedom of movement, group gatherings and business operations

such as travel bans, border closings, business closures, quarantines, stay-at-home, shelter-in-place orders, density limitations and social distancing measures. Although we cannot determine the severity of any such measures in the future, which depend on the government's recognition of the negative impacts on local communities and infrastructure resulting from future mandates and associated government responses, any restrictions could negatively impact us, our tenants and consumer behavior.

Demand for retail space and the profitability of our properties depends, in part, on the ability and willingness of tenants to enter into and perform obligations under leases, and the willingness of customers to visit our properties. Even without strict governmental restrictions, the willingness of consumers to visit our properties may be reduced and our tenants' businesses adversely affected, based upon many factors, including local transmission rates of disease, the development, availability, distribution, effectiveness and acceptance of existing and new vaccines, the effectiveness and availability of cures or treatments, and overall sensitivity to risks associated with the transmission of diseases. In addition, some of our properties are located at or within a close proximity to tourist destinations, and these properties and our tenants' businesses may be heavily and adversely impacted by reductions in travel and tourism resulting from travel bans or restrictions and general concern regarding the risk of travel.

Additionally, the impact of epidemics, pandemics or other public health crises, and governmental reactions thereto, on our business, financial condition, results of operations, cash flows, liquidity and ability to satisfy our debt service obligations and make distributions to our shareholders could depend on additional factors, including:

- the financial condition and viability of our tenants, and their ability or willingness to pay rent in full;

- state, local, federal and industry-initiated tenant relief efforts that may adversely affect landlords, including us, and their ability to collect rent and/or enforce remedies for the failure to pay rent;

- the increased popularity and further utilization of e-commerce;

- our ability to renew leases or re-lease available space in our properties on favorable terms or at all, including as a result of a deterioration in the economic and market conditions in the markets in which we own properties or due to restrictions intended to prevent the spread of disease, including any government mandated closures of businesses that frustrate our leasing activities;

- a severe and prolonged disruption and instability in the global financial markets, including the debt and equity capital markets, which may affect our or our tenants' ability to access capital necessary to fund our or their respective business operations or repay, refinance or renew maturing liabilities on a timely basis, on attractive terms, or at all and may adversely affect the valuation of financial assets and liabilities, any of which could affect our and our tenants' ability to meet liquidity and capital expenditure requirements;

- a refusal or failure of one or more lenders under our existing or future credit facilities to fund their respective financing commitment to us may affect our ability to access capital necessary to fund our business operations and to meet our liquidity and capital expenditure requirements;

- a reduction in the cash flows generated by our properties and the values of our properties that could result in impairments or limit our ability to dispose of them at attractive prices or obtain debt financing secured by our properties;

- the complete or partial closure of one or more of our tenants' manufacturing facilities or distribution centers, temporary or long-term disruption in our tenants' supply chains from local and international suppliers and/or delays in the delivery of our tenants' inventory, any of which could reduce or eliminate our tenants' sales, cause the temporary closure of our tenants' businesses, and/or result in their bankruptcy or insolvency;

- a negative impact on consumer discretionary spending caused by high unemployment levels, reduced economic activity or a severe or prolonged recession;

- our and our tenants' ability to manage our respective businesses to the extent our and their management or personnel (including on-site employees) are impacted in significant numbers or are otherwise not willing, available or allowed to conduct work, including any impact on our tenants' ability to deliver timely information to us that is necessary for us to make effective decisions; and

- our and our tenants' ability to ensure business continuity in the event our or our tenants' continuity of operations plan is (i) not effective or improperly implemented or deployed or (ii) compromised due to increased cyber and remote access activity during such epidemic, pandemic or other public health crisis.

To the extent any of these risks and uncertainties adversely impact us in the ways described above or otherwise, they may also have the effect of heightening many of the other risks described herein.

Risks Related to Real Estate Holdings and Operations

Some of our properties are subject to potential natural or other disasters.

A material amount of our share of NOI is derived in states such as Florida, California, Texas and New York which are located in areas which may be subject to a higher risk of natural disasters such as tornados, floods, blizzards, hurricanes, heatwaves, fires, drought, earthquakes or tsunamis. The occurrence of natural disasters at any of our properties, which could occur more frequently, increase in intensity and may become more volatile in light of climate change, can adversely impact operations and development/redevelopment projects at our properties, increase investment costs to repair or replace damaged properties, increase future property insurance costs and negatively impact our tenants and the tenant demand for lease space. If insurance is unavailable to us or is unavailable on acceptable terms, or our insurance is not adequate to cover losses from these events, we could be materially and adversely affected. Additionally, the occurrence of natural disasters at our corporate headquarters or one of our satellite offices could affect our ability to carry on business functions that are critical to our financial and operational viability.

We face risks associated with climate change.

Due to changes in weather patterns caused by climate change, our properties in certain markets including Florida, California, Texas and New York, where we derive a material amount of our share of NOI could experience increases in storm intensity, storm frequency and be impacted by rising sea levels. Over time, climate change could result in population migration or volatile or decreased demand for retail space at certain of our properties or, in extreme cases, our inability to operate the properties at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) insurance on favorable terms, or at all, increasing the cost of energy at our properties or requiring us to spend funds to repair and protect our properties against such risks.

Some of our potential losses may not be covered by insurance.

We maintain insurance coverage with third-party carriers who provide a portion of the coverage for specific layers of potential losses, including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States as well as cyber coverage. The initial portion of coverage, excess of policy deductibles, not provided by third-party carriers is either insured through our wholly-owned captive insurance company or other financial arrangements controlled by us. A third party carrier has, in turn, agreed to provide, if required, evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy either written through our captive insurance company or other financial arrangements controlled by us also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

There are some types of losses, including lease and other contract claims, which generally are not insured or are subject to large deductibles. Additionally, insurance costs and availability may be impacted in the future by factors outside of our control, like inflationary pressures or cybersecurity events. If an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue it could generate but may remain obligated for any mortgage debt or other financial obligation related to the property.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks where we operate could materially and adversely affect our property values, revenues, consumer traffic and tenant sales.

As owners of real estate, we can face liabilities for environmental contamination, and our efforts to identify environmental liabilities may not be successful.

Many of our properties contain, or at one time contained, asbestos containing materials or underground storage tanks (primarily related to auto service center establishments or emergency electrical generation equipment), and as a result we may be subject to regulatory action in connection with U.S. federal, state and local laws and regulations relating to hazardous or toxic substances. We may also be held liable to third parties for personal injury or property damage incurred by the parties in connection with any such substances. The costs of investigation, removal or remediation of hazardous or toxic substances, and related liabilities, may be substantial and could materially and adversely affect us. The presence of hazardous or toxic substances, or the failure to remediate the related contamination, may also adversely affect our ability to sell, lease or redevelop a property or to borrow money using a property as collateral.

Although we believe that our portfolio is in substantial compliance with U.S. federal, state and local environmental laws and regulations regarding hazardous or toxic substances, this belief is based on limited testing. Nearly all of our U.S. properties have been subjected to Phase I or similar environmental audits. These environmental audits have not revealed, nor are we aware of, any environmental liability that we believe is reasonably likely to have a material adverse effect on us. However, we cannot assure you that:

- previous environmental studies with respect to the portfolio reveal all potential environmental liabilities;

- any previous owner, occupant or tenant of a property did not create any material environmental condition not known to us;

- the current environmental condition of the portfolio will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or

- future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

We face risks associated with the acquisition, development, redevelopment and expansion of properties.

We regularly acquire and develop new properties and redevelop and expand existing properties, and these activities are subject to various risks. Acquisition or construction costs of a project may be higher than projected, potentially making the project unfeasible or unprofitable, and development, redevelopment or expansions may take considerably longer than expected, delaying the commencement and amount of income from the property. These risks, and the potential impact thereof, may be exacerbated by the volume and complexity of such activity, as well as inflationary pressures, tariffs, rising interest rates, supply chain disruptions and labor shortages. We may not be successful in pursuing acquisition, development or redevelopment/expansion opportunities. In addition, newly acquired, developed or redeveloped/expanded properties may not perform as well as expected, impacting our anticipated return on investment. We are subject to other risks in connection with any acquisition, development and redevelopment/expansion activities, including the following:

- we may not be able to obtain financing or to refinance loans on favorable terms, or at all;

- we may face construction delays or higher construction costs caused by potential increases in the cost of imported goods and materials due to threatened or implemented tariffs and international trade disputes, supply chain disruptions and/or shortages;

- we may be unable to obtain zoning, occupancy or other governmental approvals;

- occupancy rates and rents may not meet our projections and the project may not be accretive;

- we may need the consent of third parties such as department stores, anchor tenants, mortgage lenders and joint venture partners, and those consents may be withheld;

- development, redevelopment or expansions may fail to appeal to the demographics of the communities they are intended to serve, including a failure to incorporate the appropriate blend of available space for tenants;

- we may not be able to integrate an acquisition into our existing operations successfully; and

- acquisitions of new properties will expose us to the liabilities of those properties, some of which we may not be aware of at the time of the acquisition.

If a development or redevelopment/expansion project is unsuccessful, either because it is not meeting our expectations when operational or was not completed according to the project planning, we could lose our investment in the project. Further, if we guarantee the property's financing, our loss could exceed our investment in the project.

In the event that these risks were realized at the same time at multiple properties, we could be materially and adversely affected.

Real estate investments are relatively illiquid.

Our properties represent a substantial portion of our total consolidated assets. These investments are relatively illiquid. As a result, our ability to sell one or more of our properties or investments in real estate in response to any changes in economic, industry, or other conditions may be limited. The real estate market is affected by many factors, such as general economic conditions, availability and terms of financing, interest rates and other factors, including supply and demand for space, that are beyond our control. If we want to sell a property, we cannot assure you that we will be able to dispose of it in the desired time period, or at all, or that the sales price of a property will be attractive at the relevant time or exceed the carrying value of our investment. Moreover, if a property is mortgaged, we may not be able to obtain a release

of the lien on that property without the payment of the associated debt and/or a substantial prepayment penalty, which could restrict our ability to dispose of the property, even though the sale might otherwise be desirable.

Risks Relating to Income Taxes and REIT Rules

Simon and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs in the United States. The failure to maintain Simon's or the Subsidiary REITs' qualifications as REITs or changes in applicable tax laws or regulations could result in adverse tax consequences.

In the United States, Simon and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code. We believe that Simon and these subsidiaries, or the Subsidiary REITs, have been organized and have operated in a manner which allows them to qualify for taxation as REITs under the Internal Revenue Code. We intend to continue to operate in this manner. However, qualification and taxation as REITs depend upon the ability of Simon and the Subsidiary REITs to satisfy several requirements (some of which are outside our control), including tests related to our annual operating results, asset diversification, distribution levels and stock ownership. The various REIT qualification tests required by the Internal Revenue Code are highly technical and complex. Accordingly, there can be no assurance that Simon or any of the Subsidiary REITs has operated in accordance with these requirements or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

If Simon or any of the Subsidiary REITs fail to comply with those provisions, Simon or any such Subsidiary REIT may be subject to monetary penalties or ultimately to possible disqualification as REITs. If such events occur, and if available relief provisions do not apply:

- Simon or any such subsidiary will not be allowed a deduction for distributions to stockholders in computing taxable income;

- Simon or any such subsidiary will be subject to corporate-level income tax on taxable income at the corporate rate;

- Simon may be subject to the one-percent excise tax on stock repurchases imposed by the 2022 Inflation Reduction Act;

- Simon or any such subsidiary could be subject to a federal alternative minimum tax for taxable years prior to 2018 or for taxable years commencing after December 31, 2022; and

- unless entitled to relief under relevant statutory provisions, Simon or any such subsidiary will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost.

Any such corporate tax liability could be substantial and would reduce the amount of cash available for, among other things, our operations and distributions to stockholders. In addition, if Simon fails to qualify as a REIT, it will not be required to make distributions to its stockholders. Moreover, a failure by any Subsidiary REIT could also cause Simon to fail to qualify as a REIT, and the same adverse consequences would apply to such Subsidiary REIT and its stockholders. Failure by Simon or any of the Subsidiary REITs to qualify as a REIT also could impair our ability to expand our business and raise capital, which could materially and adversely affect us. Additionally, we are subject to certain income-based taxes, both domestically and internationally, and other taxes, including state and local taxes, franchise taxes, and withholding taxes on dividends from certain of our international investments. We currently follow local tax laws and regulations in various domestic and international jurisdictions. Should these laws or regulations change, the amount of taxes we pay may increase accordingly.

If the Operating Partnership fails to qualify as a partnership for federal income tax purposes, Simon will cease to qualify as a REIT and suffer other adverse consequences.

We believe that the Operating Partnership is treated as a partnership for federal income tax purposes. As a partnership, the Operating Partnership is not subject to federal income tax on its income. Instead, each of its partners, including Simon, is allocated, and may be required to pay tax with respect to, such partner's share of its income. We cannot assure you that the Internal Revenue Service, or the IRS, will not challenge the status of the Operating Partnership, or any other subsidiary partnership or limited liability company in which we own an interest, as a disregarded entity or partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership or any such other subsidiary as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, Simon would likely cease to qualify as a REIT. Also, the failure of the Operating Partnership or any subsidiary partnership or limited liability company to qualify as a disregarded entity or partnership for applicable income tax purposes could cause

it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners or members, including Simon.

Complying with REIT requirements might cause us to forgo otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

To qualify to be taxed as REITs for U.S. federal income tax purposes, Simon and the Subsidiary REITs must ensure that, at the end of each calendar quarter, at least 75% of the value of their respective assets consist of cash, cash items, government securities and "real estate assets" (as defined in the Internal Revenue Code), including certain mortgage loans and securities. The remainder of their respective investments (other than government securities, qualified real estate assets and securities issued by a taxable REIT subsidiary, or TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

Additionally, in general, no more than 5% of the value of Simon's and the Subsidiary REITs' total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 20% of the value of their respective total assets can be represented by securities of one or more TRSs. If Simon or any of the Subsidiary REITs fails to comply with these requirements at the end of any calendar quarter, Simon or any such Subsidiary REIT must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, we might be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to equity holders. Moreover, if Simon or the Subsidiary REITs are compelled to liquidate their investments to meet any of the asset, income or distribution tests, or to repay obligations to lenders, Simon or such subsidiaries may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

In addition to the asset tests set forth above, to qualify to be taxed as REITs, Simon and the Subsidiary REITs must continually satisfy tests concerning, among other things, the sources of their respective income, the amounts they distribute to equity holders and the ownership of their respective shares. We might be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as REITs. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Our ownership of TRSs is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm's-length terms.

We own securities in TRSs and may acquire securities in additional TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

A REIT's ownership of securities of a TRS is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of Simon's or any Subsidiary REIT's total assets may be represented by securities (including securities of TRSs), other than those securities includable in the 75% asset test, and not more than 20% of the value of our total assets or the assets of any Subsidiary REIT may be represented by securities of TRSs. We anticipate that the aggregate value of the stock and securities of any TRS and other nonqualifying assets that Simon or each such Subsidiary REIT owns will be less than 25% (or, in the case of securities of TRSs, 20%) of the value of Simon's or such subsidiary's total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure transactions with any TRSs that we own to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the above limitations or to avoid application of the 100% excise tax discussed above.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends, which may negatively affect the value of our shares.

Income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates are generally subject to tax at preferential rates, currently at a maximum federal rate of 20%. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. U.S. stockholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1,

2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock.

The tax imposed on REITs engaging in "prohibited transactions" may limit our ability to engage in transactions which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business, such characterization is a factual determination (unless a sale or disposition qualifies under certain statutory safe harbors), and no guarantee can be given that the IRS would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

In order for Simon and the Subsidiary REITs to qualify to be taxed as REITs, and assuming that certain other requirements are also satisfied, each such entity generally must distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to their respective equity holders each year. To the extent that Simon or any such Subsidiary REIT satisfies this distribution requirement and qualifies for taxation as a REIT, but distributes less than 100% of its REIT taxable income, Simon or such subsidiary will be subject to U.S. federal corporate income tax on its undistributed net taxable income and could be subject to a 4% nondeductible excise tax if the actual amount that is distributed to equity holders in a calendar year is less than the minimum required distribution amount. We intend to make distributions to the equity holders of Simon and the Subsidiary REITs to comply with the REIT requirements of the Internal Revenue Code.

From time to time, Simon and the Subsidiary REITs might generate taxable income greater than their respective cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves, or required debt or amortization payments. If the applicable REIT does not have other funds available in these situations, it could be required to access capital on unfavorable terms (the receipt of which cannot be assured), sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of capital stock or debt securities to make distributions sufficient to enable it to pay out enough of its REIT taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase costs or reduce our equity. Further, amounts distributed will not be available to fund the growth of our business. Thus, compliance with the REIT requirements may adversely affect our liquidity and our ability to execute our business plan.

Partnership tax audit rules could have a material adverse effect on us.

Under the rules applicable to U.S. federal income tax audits of partnerships, subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto could be assessed and collected, at the partnership level. Absent available elections, it is possible that a partnership in which we directly or indirectly invest could be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though Simon and the Subsidiary REITs, as REITs, may not otherwise have been required to pay additional corporate-level taxes had they owned the assets of the partnership directly. The partnership tax audit rules apply to the Operating Partnership and its subsidiaries that are classified as partnerships for U.S. federal income tax purposes. There can be no assurance that these rules will not have a material adverse effect on us.

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have a material adverse effect on us and our investors.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the IRS and the U.S. Department of the Treasury, or the Treasury. Changes to the tax laws or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect us and our investors. We cannot predict how changes in the tax laws might affect our investors and us. New

legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect the ability of Simon and the Subsidiary REITs to qualify to be taxed as REITs and/or the U.S. federal income tax consequences to us and our investors of such qualification. Moreover, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Provisions in Simon's charter and by-laws and in the Operating Partnership's partnership agreement could prevent a change of control.

Simon's charter contains a general restriction on the accumulation of shares in excess of 8% of its capital stock. The charter permits the members of the Simon family and related persons to own up to 18% of Simon's capital stock. Ownership for such purpose is determined based on the number of outstanding shares, voting power or value controlled, whichever is most restrictive. Simon's Board of Directors may, by majority vote, permit exceptions to those levels in circumstances where it determines that Simon's ability to qualify as a REIT will not be jeopardized. These restrictions on ownership may have the effect of delaying, deferring or preventing a transaction or a change in control that might otherwise be in the best interest of Simon's stockholders or the Operating Partnership's unitholders or preferred unitholders. Other provisions of Simon's charter and by-laws could have the effect of delaying or preventing a change of control even if some of Simon's stockholders or the Operating Partnership's unitholders or preferred unitholders deem such a change to be in their best interests. These include provisions preventing holders of Simon's common stock from acting by written consent and requiring that up to four directors in the aggregate may be elected by holders of Class B common stock. In addition, certain provisions of the Operating Partnership's partnership agreement could have the effect of delaying or preventing a change of control. These include a provision requiring the consent of a majority in interest of units in order for Simon, as general partner of the Operating Partnership, to, among other matters, engage in a merger transaction or sell all or substantially all of its assets.

Risks Related to Indebtedness and the Financial Markets

We have a substantial debt burden that could affect our future operations.

As of December 31, 2025, our consolidated mortgages and unsecured indebtedness, excluding related premium, discount and debt issuance costs, totaled $28.6 billion. As a result of this indebtedness, we are required to use a substantial portion of our cash flows for debt service, including selected repayment at scheduled maturities, which limits our ability to use those cash flows to fund the growth of our business. We are also subject to the risks normally associated with debt financing, including the risk that our cash flows from operations will be insufficient to meet required debt service or that we will be able to refinance such indebtedness on acceptable terms, or at all. Our debt service costs generally will not be reduced if developments at the applicable property, such as the entry of new competitors or the loss of major tenants, cause a reduction in the income from the property. Our indebtedness could also have other adverse consequences on us, including reducing our access to capital or increasing our vulnerability to general adverse economic, industry and market conditions. In addition, if a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property could be foreclosed upon by the mortgagee resulting in a loss of income and a decline in our total asset value. If any of the foregoing occurs, we could be materially and adversely affected.

The agreements that govern our indebtedness contain various covenants that impose restrictions on us that might affect our ability to operate freely.

We have a variety of unsecured debt, including the Credit Facilities, senior unsecured notes and commercial paper, and secured property level debt. Certain of the agreements that govern our indebtedness contain covenants, including, among other things, limitations on our ability to incur secured and unsecured indebtedness, sell all or substantially all of our assets and engage in mergers and certain acquisitions. In addition, certain of the agreements that govern our indebtedness contain financial covenants that require us to maintain certain financial ratios, including certain coverage ratios. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous to us. In addition, our ability to comply with these provisions might be affected by events beyond our control. Failure to comply with any of our financing covenants could result in an event of default, which, if not cured or waived, could accelerate the related indebtedness as well as other of our indebtedness, which could have a material adverse effect on us.

Disruption in the capital and credit markets may increase the cost of capital and may adversely affect our ability to access external financings for our growth and ongoing debt service requirements.

We depend on free cash flow and external financings, principally debt financings, to fund the growth of our business, execute on our business model, and to ensure that we can meet ongoing maturities of our outstanding debt. Our access to financing depends on our credit ratings, the willingness of lending institutions and other debt investors to grant credit to us

and conditions in the capital markets in general, which can impact both our cost of capital and, to a lesser degree, our ability to access capital. An economic recession may cause extreme volatility and disruption in the capital and credit markets. We rely upon the Credit Facilities as sources of funding for numerous transactions. Our access to these funds is dependent upon the ability of each of the participants to the Credit Facilities to meet their funding commitments to us. When markets are volatile, access to capital and credit markets could be disrupted over an extended period of time and one or more financial institutions may not have the available capital to meet their previous commitments to us. The failure of one or more participants to the Credit Facilities to meet their funding commitments to us could have a material adverse effect on us, including as a result of making it difficult to obtain the financing we may need for future growth and/or meeting our debt service requirements. Additionally, a high interest rate environment, could prevent us from accessing capital at attractive interest rates, which could adversely impact our ability to refinance existing debt at maturity as well as our ability to fund development and/or opportunistic acquisition activities. We cannot assure you that we will be able to obtain the financing we need for the future growth of our business, execution on our business model or to meet our debt service requirements, or that a sufficient amount of financing will be available to us on favorable terms, or at all.

Adverse changes in our credit ratings could affect our borrowing capacity and borrowing terms.

The Operating Partnership's outstanding senior unsecured notes, the Credit Facilities, the Commercial Paper program, and Simon's preferred stock are periodically rated by nationally recognized credit rating agencies. The credit ratings are based on our operating performance, liquidity and leverage ratios, financial condition and prospects, and other factors viewed by the credit rating agencies as relevant to us and our industry and the economic outlook in general. Our credit ratings can affect the amount of capital we can access, as well as the terms of any financing we obtain. Since we depend primarily on debt financing to fund the growth of our business, an adverse change in our credit ratings, including actual changes and changes in outlook, or even the initiation of a review of our credit ratings that could result in an adverse change, could have a material adverse effect on us.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt on attractive terms, or at all; our hedging interest rate protection arrangements may not effectively limit our interest rate risk.

As of December 31, 2025, we had approximately $311.0 million of outstanding consolidated indebtedness that bears interest at variable rates, and we may incur more variable rate indebtedness in the future. When interest rates increase, then so does the interest costs on our unhedged variable rate debt, which could adversely affect our cash flows and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures or significantly increase our future interest expense.

We selectively manage our exposure to interest rate risk by a combination of interest rate protection agreements to effectively fix or cap all or a portion of our variable rate debt. In addition, we refinance fixed rate debt at times when we believe rates and other terms are appropriate. Our efforts to manage these exposures may not be successful.

Our use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations or that we could be required to fund our contractual payment obligations under such arrangements in relatively large amounts or on short notice. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations, liquidity and financial condition. Termination of these hedging agreements typically involves costs, such as transaction fees or breakage costs.

Risks Related to Joint Ventures

We have limited control with respect to some properties that are partially owned or managed by third parties, which may adversely affect our ability to sell or refinance them.

As of December 31, 2025, we owned interests in 110 income-producing properties with other parties. Of those, 22 properties are included in our consolidated financial statements. We apply the equity method of accounting to the other 88 properties (the joint venture properties), our investments in Klépierre (a publicly traded, Paris-based real estate company), as well as our investments in certain entities involved in retail operations, such as Catalyst Brands LLC; an e-commerce venture Rue Gilt Groupe, or RGG, and Jamestown (a global real estate investment and management company), collectively, our other platform investments. We serve as general partner or property manager for 51 of these 88 joint venture properties; however, certain major decisions, such as approving the operating budget and selling, refinancing, and redeveloping the properties, require the consent of the other owners. Of the joint venture properties for which we do not serve as general partner or property manager, 29 are in our international joint ventures. These international properties are

managed locally by joint ventures in which we share control of the properties with our partner. The other owners have participating rights that we consider substantive for purposes of determining control over the joint venture properties' assets. The remaining joint venture properties, Klépierre and our other platform investments are managed by joint ventures in which we share control.

These investments, and other future similar investments, could involve risks that would not be present were a third party not involved, including the possibility that partners or other owners might become bankrupt, suffer a deterioration in their creditworthiness, or fail to fund their share of required capital contributions. If one of our partners or other owners in these investments were to become bankrupt, we may be precluded from taking certain actions regarding our investments without prior court approval, which at a minimum may delay the actions we would or might want to take. Additionally, partners or other owners could have economic or other business interests or goals that are inconsistent with our own business interests or goals, and could be in a position to take actions contrary to our policies or objectives.

These investments, and other future similar investments, also have the potential risk of creating impasses on decisions, such as a sale, financing or development, because neither we nor our partner or other owner has full control over the partnership or joint venture. Disputes between us and partners or other owners might result in litigation or arbitration that could increase our expenses and prevent Simon's officers and/or directors from focusing their time and efforts on our business. Consequently, actions by, or disputes with, partners or other owners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we risk the possibility of being liable for the actions of our partners or other owners.

The Operating Partnership guarantees debt or otherwise provides support for a number of joint venture properties.

Joint venture debt is the liability of the joint venture and is typically secured by a mortgage on the joint venture property, which is non-recourse to us. Nevertheless, the joint venture's failure to satisfy its debt obligations could result in the loss of our investment therein. As of December 31, 2025, the Operating Partnership guaranteed joint venture-related mortgage indebtedness of $118.8 million. A default by a joint venture under its debt obligations would expose us to liability under a guaranty. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not typically required contractually or otherwise.

General Risk Factors

Our success depends, in part, on our ability to attract, motivate, retain and develop talented employees, and our failure to do so, including the loss of any one of our key personnel, could adversely impact our business.

The success of our business depends, in part, on the leadership and performance of our executive management team and key employees, including our CEO, who operate without the existence of employment agreements. Many of our senior executives have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities and negotiating with tenants. Our ability to attract, motivate and retain talented employees, and develop talent internally, could significantly impact our future performance. Competition for these individuals is intense, and we cannot assure you that we will retain our executive management team and other key employees or that we will be able to attract, motivate, retain and/or develop other highly qualified individuals for these positions in the future. Additionally, the compensation and benefits packages we may need to offer to remain competitive for these individuals could increase the cost of replacement and retention. Losing any one or more of these persons could adversely affect our business, disrupt short-term operational performance, diminish our opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and others, which could have a material adverse effect on us.

Artificial generative intelligence technologies present risks related to the control of our proprietary business information, keeping such information confidential, and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

There are risks associated with artificial intelligence ("AI"), any or all of which could adversely affect our business. Issues in the development and use of AI, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. We have adopted certain generative AI tools into our systems for specific use cases reviewed by legal and information security. Where a generative AI or machine learning model ingests our proprietary information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. Additionally, our vendors may incorporate generative AI tools into their services and deliverables without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience or

confidentiality. Sensitive, proprietary, or confidential information of the Company, our tenants and employees, could be used in a generative AI or machine learning application and we may be unable to control, safeguard, or prevent the use or misuse of such information. Moreover, generative AI or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, some of which may be difficult to detect. Because of these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. In addition, uncertainty in the legal regulatory regime relating to AI, including as a result of inconsistent interpretation or application, may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Despite the risks related to AI, many of our competitors, retailers and consumers are increasingly using AI in their decision-making processes. Laws or regulations may prevent or limit our ability to use AI in our business, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use AI, if our use is restricted, or if we fail to adapt to changes from an increased use of AI, our business may be less efficient, or we may be at a competitive disadvantage. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

We face risks associated with security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our computer systems, hardware, technology infrastructure, online sites and related systems.

We rely on computer systems, hardware, software, technology infrastructure and online sites for the operation of our business and our ability to perform day-to-day operations (collectively, "IT Systems") and, in some cases, our IT Systems may be critical to the operations of certain of our tenants. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. And we collect, maintain and process confidential, sensitive, and proprietary information about investors, tenants, partners, businesses, our employees, and others, including personally identifiable information, as well as confidential, sensitive, and proprietary information belonging to our business such as trade secrets (collectively, "Confidential Information"). We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. The risk of a cyber incident has generally increased as the number, intensity and sophistication of attempted attacks have increased globally, including by computer hackers, foreign governments, information service interruptions and cyber terrorists, opportunistic hackers and hacktivists, as well as through various attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Techniques used in cyber incidents evolve frequently, may originate from less regulated and remote areas of the world and be difficult to detect and may not be recognized until launched against a target. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk. For example, unauthorized parties, whether within or outside the Company, may disrupt or gain access to our IT Systems, those of our tenants, or those of other third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, computer viruses or other malicious codes, and similar means of unauthorized and destructive tampering.

The risk of a security breach or significant disruption has generally increased due to our increased reliance on technology, a rise in the number, intensity, and sophistication of attempted attacks globally, and the permanent nature of remote work as business travel has resumed and people now routinely work remotely outside of normal business hours. A breach or significant and extended disruption in the functioning of our systems, including our primary website, could damage our reputation and cause us to lose customers, tenants and revenues, generate third party claims, cause operational disruption, result in the unintended and/or unauthorized public disclosure or the misappropriation of Confidential Information, and require us to incur significant expenses to address and remediate or otherwise resolve these kinds of issues. We may not be able to recover these expenses in whole or in any part from our service providers or responsible parties, or their or our insurers.

Additionally, cyber-attacks perpetrated against our tenants, including unauthorized access to customers' credit card data and other confidential information, could diminish consumer confidence and spending at our tenants, or negatively impact consumer perception of shopping at our properties, all of which could materially and adversely affect us.

As have many companies, we and our third party vendors have been impacted by security incidents in the past and will likely continue to experience security incidents of varying degrees. While we do not believe these incidents have had a material impact to date, as our reliance on technology increases, so do the risks of a security incident. The occurrence of any of the foregoing risks could have a material adverse effect on us.

In addition, our processing of Confidential Information, including personally identifiable information, subjects us to various federal, state and local laws, regulations and industry standards governing the collection, use, storage, sharing, transmission and other processing of personal information. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements that are subject to differing interpretations. Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our investors to lose trust in us, which could have an adverse effect on our reputation and business.

There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

Our international activities may subject us to risks that are different from or greater than those associated with our domestic operations.

As of December 31, 2025, we held interests in consolidated and joint venture properties that operate in Austria, Canada, France, Germany, Indonesia, Italy, Japan, Malaysia, Mexico, the Netherlands, the People's Republic of China, South Korea, Spain, Thailand, and the United Kingdom. We also have an equity stake in Klépierre, a publicly traded European real estate company which operates in 13 countries in Europe. Accordingly, our operating results and the value of our international operations may be impacted by any unhedged movements in the foreign currencies in which those operations transact and in which our net investment in those international operations is held. While we occasionally enter into hedging agreements to manage our exposure to changes in foreign exchange rates, these agreements may not eliminate foreign currency risk entirely.

We may pursue additional investment, ownership, development and redevelopment/expansion opportunities outside the United States. Such international activities carry risks that are different from, or may be of a different magnitude than, those we face with our domestic properties and operations. These risks include, but are not limited to:

- adverse effects of changes in exchange rates for foreign currencies;

- changes in foreign political and economic environments, regionally, nationally, and locally;

- impact from threatened or implemented tariffs and international trade disputes and the associated impact on our tenants' supply chain and consumer spending levels;

- challenges of complying with a wide variety of foreign laws, including corporate governance, operations, taxes and litigation, may lead to operating inefficiencies or increased costs;

- the risk that we, our employees and/or agents could violate anti-bribery, anti-corruption and international trade laws in the U.S., such as the U.S. Foreign Corrupt Practices Act, and certain foreign countries, such as the U.K. Bribery Act, which could result in criminal or civil sanctions and/or fines, negatively impact our reputation, or require us to incur significant expenses to investigate;

- differing lending practices;

- differences in cultures and consumer retail behavior may create operational complexity and result in inefficiencies;

- changes in applicable laws and regulations in the United States that affect international operations;

- changes in applicable laws and regulations in these foreign jurisdictions;

- difficulties in managing international operations, in particular where our properties are held in joint ventures;

- obstacles to the repatriation of earnings and cash; and

- labor discord, political or civil unrest, acts of terrorism, epidemics and pandemics, the fear of spread of contagious diseases, supply chain disruptions or the threat of international boycotts.

Our international activities represented approximately 2.3% of consolidated net income and 9.7% of our net operating income, or NOI, for the year ended December 31, 2025. To the extent that we expand our international activities, the above risks could increase in significance, which in turn could have a material adverse effect on us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We execute a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity risk management program includes a cybersecurity incident response plan and dedicated cybersecurity incident response team ("CSIRT"). We do not have actual or contractual access to the systems or information maintained by our tenants, who maintain their own cybersecurity risk management programs to protect their operations from various risks from cybersecurity threats.

We use the National Institute of Standards and Technology Cybersecurity Framework and CIS Critical Security Controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not imply that we meet any particular technical standards, specifications, or requirements.

Our cybersecurity risk management program is integrated with our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, public relations and financial risk areas.

Our cybersecurity risk management program includes the following key elements:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise information technology (IT) environment;

- a team comprised of IT security, infrastructure, and compliance personnel principally responsible for directing (1) our cybersecurity risk assessment processes, (2) our security processes, and (3) our response to cybersecurity incidents, supported by legal, human resources, corporate security and other internal resources;

- the use of external cybersecurity service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes, which enable us to leverage specialized knowledge and insights, with the goal of ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices;

- cybersecurity awareness training of employees with access to our IT systems;

- a cybersecurity incident response plan and Security Operations Center ("SOC") to respond to cybersecurity incidents; and

- a third-party risk management process for service providers.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See further discussion in Item 1A. Risk Factors.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees and is regularly updated on management's design, implementation and enforcement of our cybersecurity risk management program. The Audit Committee is composed of board members with varied expertise including, risk management, technology, and finance, equipping them to oversee cybersecurity risks.

Our Chief Financial Officer periodically provides reports to the Audit Committee, and, together with our Chief Technology Officer and Director of Cybersecurity, leads the Company's overall cybersecurity function. The Audit Committee receives regular reports on our cybersecurity risks, including briefings on our cyber risk management program and cybersecurity incidents. Audit Committee members also receive periodic presentations on cybersecurity, IT and data protection topics.

Our Chief Financial Officer oversees our CSIRT, whose members have years of experience working in cybersecurity and certifications including CISSP (Certified Information Systems Security Professional), CCSP (Certified Cloud Security Professional), CGRC (Certification in Governance of Enterprise IT), GIAC (Global Information Assurance Certification) and GCED (GIAC Certified Enterprise Defender). Our CSIRT supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which include briefings from internal security personnel; threat

intelligence and other information obtained from governmental, public or private sources, including external cybersecurity service providers; and alerts and reports produced by security tools deployed in the IT environment.

The CSIRT is responsible for assessing and managing our material risks from cybersecurity threats. They have primary responsibility for leading our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our external cybersecurity service providers.

Item 2. Properties

United States Properties

Our U.S. properties primarily consist of malls, Premium Outlets, The Mills, lifestyle centers and other retail properties. These properties contain an aggregate of approximately 188.4 million square feet of gross leasable area, or GLA.

Malls typically contain at least one department store anchor or a combination of anchors and big box retailers with a wide variety of smaller stores connecting the anchors. Additional stores are usually located along the perimeter of the parking area. Our 108 malls generally range in size from approximately 130,000 to 2.7 million square feet of GLA.

Premium Outlets generally contain a wide variety of designer and manufacturer stores. Our 70 Premium Outlets range in size from approximately 150,000 to 920,000 square feet of GLA. The Premium Outlets are generally located within a close proximity to major metropolitan areas and/or tourist destinations.

The 16 properties in The Mills generally range in size from 1.2 million to 2.4 million square feet of GLA and are located in major metropolitan areas. They have a combination of traditional mall, outlet center, big box retailers and entertainment uses.

We also have interests in six lifestyle centers and 12 other retail properties. The lifestyle centers range in size from 170,000 to 940,000 square feet of GLA. The other retail properties range in size from approximately 190,000 to 1.2 million square feet of GLA and are considered non-core to our business model.

As of December 31, 2025, approximately 96.4% of the owned GLA in malls and Premium Outlets was leased and approximately 99.2% of the owned GLA for The Mills was leased.

We wholly own 142 of our properties, effectively control 14 properties in which we have a joint venture interest, and hold the remaining 56 properties through unconsolidated joint venture interests. We are the managing or co-managing general partner or member of 203 properties in the United States. Certain of our joint venture properties are subject to various rights of first refusal, buy-sell provisions, put and call rights, or other sale or marketing rights for partners which are customary in real estate partnership agreements and the industry. We and our partners in these joint ventures may initiate these provisions (subject to any applicable lock up or similar restrictions) which may result in either the sale of our interest or the use of available cash or borrowings, or the use of Operating Partnership units, to acquire the joint venture interest from our partner.

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

The following property table summarizes certain data for our malls, Premium Outlets, The Mills, lifestyle centers and other retail properties located in the United States, including Puerto Rico, as of December 31, 2025.

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Larger Retailers and Uses
Malls								
1. Apple Blossom Mall	VA	Winchester	Fee	49.1 % (4)	Acquired 1999	87.5 %	470,086	Belk, JCPenney, AMC Cinemas
2. Auburn Mall	MA	Auburn	Fee	56.4 % (4)	Acquired 1999	94.9 %	498,385	Macy's, Reliant Medical (14)
3. Aventura Mall (1)	FL	Miami Beach (Miami)	Fee	33.3 % (4)	Built 1983	97.5 %	2,372,034	Bloomingdale's, Macy's (8), JCPenney, Nordstrom, Equinox Fitness Clubs, AMC Theatres, Eataly
4. Barton Creek Square	TX	Austin	Fee	100.0 %	Built 1981	98.9 %	1,447,740	Nordstrom, Macy's, Dillard's (8), JCPenney, AMC Theatres
5. Battlefield Mall	MO	Springfield	Fee and Ground Lease (2056)	100.0 %	Built 1970	97.8 %	1,180,247	Macy's, Dillard's, JCPenney, Dick's House of Sport (6)
6. Bay Park Square	WI	Green Bay	Fee	100.0 %	Built 1980	93.1 %	690,122	Kohl's, Marcus Cinema 16, Dave & Buster's, Steinhafel Furniture, Hy-Vee
7. Beverly Center	CA	Los Angeles	Fee and Ground Lease (2057)	100.0 %	Acquired 2020	93.8 %	842,212	Bloomingdale's, Macy's, Lucky Strike
8. Brea Mall	CA	Brea (Los Angeles)	Fee	100.0 %	Acquired 1998	99.0 %	1,360,764	Nordstrom, Macy's (8), JCPenney, Life Time (6), Dick's Sporting Goods (6)
9. Briarwood Mall	MI	Ann Arbor	Fee	100.0 %	Acquired 2007	93.1 %	924,116	Macy's, JCPenney, Von Maur, Harvest Market (6), Dick's Sporting Goods (6), Hilton Garden Inn (14), Towne Place Suites by Marriott (14)
10. Brickell City Centre	FL	Miami	Fee	100.0 %	Built 2016	98.6 %	471,577	Saks Fifth Avenue, Cinemex, EAST Miami Hotel (14)
11. Broadway Square	TX	Tyler	Fee	100.0 %	Acquired 1994	99.1 %	613,437	Dillard's, JCPenney, Dick's Sporting Goods, HomeGoods
12. Burlington Mall	MA	Burlington (Boston)	Fee and Ground Lease (2026) (7)	100.0 %	Acquired 1998	97.2 %	1,258,214	Macy's, Nordstrom, Crate & Barrel, Primark, Arhaus Furniture
13. Cape Cod Mall	MA	Hyannis	Fee and Ground Leases (2029-2073) (7)	56.4 % (4)	Acquired 1999	92.5 %	705,966	Macy's (8), Best Buy, Marshalls, Barnes & Noble, Target, Dick's Sporting Goods, Planet Fitness, That's Entertainment (6)
14. Castleton Square	IN	Indianapolis	Fee	100.0 %	Built 1972	99.0 %	1,361,038	Macy's, Von Maur, JCPenney, Dick's Sporting Goods, AMC Theatres, Hobby Lobby
15. Cherry Creek Shopping Center	CO	Denver	Fee and Ground Lease (2083)	50.0 %	Acquired 2020	98.3 %	1,068,124	Macy's (8), Neiman Marcus, Nordstrom
16. Cielo Vista Mall	TX	El Paso	Fee and Ground Lease (2030) (7)	100.0 %	Built 1974	99.6 %	1,245,387	Macy's, Dillard's (8), JCPenney, Cinemark Theatres, Primark
17. City Creek Center	UT	Salt Lake City	Fee and Ground Lease (2042)	100.0 %	Acquired 2020	90.4 %	686,004	Macy's, Nordstrom
18. Coconut Point	FL	Estero	Fee	50.0 % (4)	Built 2006	91.7 %	1,114,340	Dillard's, Barnes & Noble, Best Buy, DSW, Office Max, PetSmart, Ross, T.J. Maxx, Super Target, Michael's, Total Wine & More, Home Centric, PGA TOUR Superstore, Nordstrom Rack, Hyatt Place Coconut Point (14), TownePlace Suites by Marriott (14)
19. College Mall	IN	Bloomington	Fee and Ground Lease (2050) (7)	100.0 %	Built 1965	94.9 %	577,529	Target, Dick's Sporting Goods, Fresh Thyme, Dave & Buster's
20. Columbia Center	WA	Kennewick	Fee	100.0 %	Acquired 1987	99.0 %	733,924	Macy's (8), JCPenney, Barnes & Noble, DSW, Home Goods, Dick's Sporting Goods
21. Copley Place	MA	Boston	Fee	94.4 % (10)	Acquired 2002	92.7 %	1,252,052	Neiman Marcus (12), Saks Fifth Avenue Men's, Boston Marriott Copley Place (14), The Westin Copley Place (14)
22. Coral Square	FL	Coral Springs (Miami)	Fee	97.2 %	Built 1984	94.1 %	947,951	Macy's (8), JCPenney, Kohl's
23. Cordova Mall	FL	Pensacola	Fee	100.0 %	Acquired 1998	98.4 %	932,520	Dillard's, Belk, Best Buy, Cost Plus World Market, Ross, Dick's Sporting Goods
24. Dadeland Mall	FL	Miami	Fee	50.0 % (4)	Acquired 1997	98.7 %	1,510,747	Saks Fifth Avenue, Macy's (8), JCPenney, Dick's House of Sport, AC Hotel by Marriott
25. Del Amo Fashion Center	CA	Torrance (Los Angeles)	Fee	50.0 % (4)	Acquired 2007	94.5 %	2,503,055	Nordstrom, Macy's (8), JCPenney, Marshalls, Barnes & Noble, AMC Theatres, Dick's Sporting Goods, Dave & Buster's, Mitsuwa Marketplace
26. Domain, The	TX	Austin	Fee	100.0 %	Built 2006	98.8 %	1,228,827	Neiman Marcus, Macy's, Dillard's, Dick's Sporting Goods, iPic Theaters, Arhaus Furniture, Punch Bowl Social, Westin Austin at The Domain, Lone Star Court (14), (15)
27. Empire Mall	SD	Sioux Falls	Fee and Ground Lease (2033) (7)	100.0 %	Acquired 1998	97.9 %	1,163,658	Macy's, JCPenney, Hy-Vee, Dick's Sporting Goods, Crunch Fitness, Dillard's, Dick's House of Sport (6)
28. Falls, The	FL	Miami	Fee	50.0 % (4)	Acquired 2007	97.8 %	709,919	Macy's, Regal Bistro, The Fresh Market, LifeTime Athletic

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Larger Retailers and Uses
29. Fashion Centre at Pentagon City, The	VA	Arlington (Washington, DC)	Fee	42.5 % (4)	Built 1989	99.6 %	927,462	Nordstrom, Macy's, The Ritz-Carlton (14)
30. Fashion Mall at Keystone, The	IN	Indianapolis	Fee and Ground Lease (2067) (7)	100.0 %	Acquired 1997	99.4 %	702,940	Nordstrom, Crate & Barrel, Keystone Art Cinema, Sheraton (14)
31. Fashion Valley	CA	San Diego	Fee	50.0 % (4)	Acquired 2001	99.2 %	1,684,713	Neiman Marcus, Bloomingdale's, Nordstrom, Macy's, JCPenney, AMC Theatres, The Container Store
32. Firewheel Town Center	TX	Garland (Dallas)	Fee	100.0 %	Built 2005	95.4 %	989,552	Dillard's, Macy's, Barnes & Noble, DSW, AMC Theatres, Dick's Sporting Goods, Kids Empire/Hapik, (15)
33. Florida Mall, The	FL	Orlando	Fee	50.0 % (4)	Built 1986	98.8 %	1,725,304	Macy's, Dillard's, JCPenney, H&M, Zara, American Girl, Dick's Sporting Goods, Crayola Experience, Primark, The Florida Hotel and Conference Center (14)
34. Forum Shops at Caesars Palace, The	NV	Las Vegas	Ground Lease (2050)	100.0 %	Built 1992	95.5 %	672,798	Caesars Palace Las Vegas Hotel and Casino (14), Louis Vuitton, Gucci, Nike Town
35. Galleria, The	TX	Houston	Fee	50.4 % (4)	Acquired 2002	97.1 %	1,975,486	Saks Fifth Avenue, Neiman Marcus, Nordstrom, Macy's, The Westin Galleria (14), The Westin Oaks (14), Life Time Tennis
36. Gardens Mall, The (1)	FL	Palm Beach Gardens	Fee	50.0 % (4)	Acquired 2020	94.3 %	1,403,614	Bloomingdale's, Macy's, Nordstrom, Saks Fifth Avenue
37. Gardens on El Paseo, The	CA	Palm Desert	Fee	100.0 %	Acquired 2020	93.8 %	235,131	Saks Fifth Avenue
38. Greenwood Park Mall	IN	Greenwood (Indianapolis)	Fee	100.0 %	Acquired 1979	98.0 %	1,285,095	Macy's, Von Maur, JCPenney, Dick's Sporting Goods, Barnes & Noble, Regal Cinema, Dave & Buster's
39. Haywood Mall	SC	Greenville	Fee and Ground Lease (2067) (7)	100.0 %	Acquired 1998	97.9 %	1,249,623	Macy's, Dillard's, JCPenney, Belk
40. International Market Place	HI	Waikiki, Honolulu	Fee and Ground Lease (2081)	100.0 %	Acquired 2020	95.6 %	339,414	Target, Anthropologie, Balenciaga, Burberry, Tesla
41. International Plaza	FL	Tampa	Fee and Ground Lease (2080)	50.1 % (4)	Acquired 2020	99.1 %	1,370,893	Dillard's, Neiman Marcus, Nordstrom, Dick's House of Sport (6)
42. King of Prussia	PA	King of Prussia (Philadelphia)	Fee	100.0 %	Acquired 2003	95.2 %	2,686,345	Neiman Marcus, Bloomingdale's, Nordstrom, Macy's, Arhaus Furniture, Dick's Sporting Goods, Primark, Eataly, Netflix House
43. La Plaza	TX	McAllen	Fee and Ground Lease (2040) (7)	100.0 %	Built 1976	99.2 %	1,323,450	Macy's (8), Dillard's, JCPenney, Primark, Wingate by Wyndham (14)
44. Lakeline Mall	TX	Cedar Park (Austin)	Fee	100.0 %	Built 1995	96.9 %	1,097,945	Dillard's (8), Macy's, JCPenney, AMC Theatres
45. Lehigh Valley Mall	PA	Whitehall	Fee	50.0 % (4)	Acquired 2003	95.6 %	1,192,742	Macy's, JCPenney, Boscov's, Barnes & Noble, Michael's, Dave & Buster's, Golf Galaxy
46. Lenox Square	GA	Atlanta	Fee	100.0 %	Acquired 1998	99.6 %	1,546,028	Neiman Marcus, Bloomingdale's, Macy's, JW Marriott (14), Hyatt Centric (13)
47. Mall at Green Hills, The	TN	Nashville	Fee and Ground Lease (2105)	100.0 %	Acquired 2020	93.1 %	1,057,531	Dillard's, Macy's, Nordstrom
48. Mall at Millenia, The (1)	FL	Orlando	Fee	50.0 % (4)	Acquired 2020	93.1 %	1,130,483	Bloomingdale's, Macy's, Neiman Marcus
49. Mall at Rockingham Park, The	NH	Salem (Boston)	Fee	28.2 % (4)	Acquired 1999	99.5 %	1,068,042	JCPenney, Macy's, Dick's House of Sport, Cinemark Theatre, Casino Salem
50. Mall at Short Hills, The	NJ	Short Hills	Fee	100.0 %	Acquired 2020	94.1 %	1,413,319	Bloomingdale's, Macy's, Neiman Marcus, Nordstrom, Industrious, Eataly
51. Mall at University Town Center, The	FL	Sarasota	Fee	50.0 % (4)	Acquired 2020	91.9 %	858,640	Dillard's, Macy's, Saks Fifth Avenue, Dick's House of Sport (6)
52. Mall of Georgia	GA	Buford (Atlanta)	Fee	100.0 %	Built 1999	98.2 %	1,853,230	Dillard's, Macy's, JCPenney, Belk, Dick's Sporting Goods, Barnes & Noble, Havertys Furniture, Regal Cinema, Von Maur
53. Mall of New Hampshire, The	NH	Manchester	Fee and Ground Lease (2027-2029) (7)	56.4 % (4)	Acquired 1999	97.2 %	801,791	Macy's, JCPenney, Best Buy, Dick's Sporting Goods, Dave & Buster's
54. Mall of San Juan, The	PR	San Juan	Fee	100.0 % (10)	Acquired 2020	94.5 %	674,733	H&M, Zara, Pottery Barn, Urban Outfitters, Anthropologie
55. McCain Mall	AR	N. Little Rock	Fee	100.0 %	Built 1973	84.3 %	789,502	Dillard's, JCPenney, Regal Cinema
56. Meadowood Mall	NV	Reno	Fee	50.0 % (4)	Acquired 2007	97.2 %	931,167	Macy's (8), JCPenney, Dick's Sporting Goods, Crunch Fitness, Round 1
57. Menlo Park Mall	NJ	Edison (New York)	Fee	100.0 %	Acquired 1997	97.9 %	1,294,588	Nordstrom, Macy's, Barnes & Noble, AMC Dine-In Theatre, Round 1 (6)
58. Miami International Mall	FL	Miami	Fee	95.0 %	Built 1982	98.0 %	1,080,449	Macy's (8), JCPenney, Elev8 Fun Indoor Adventure Park (6)
59. Midland Park Mall	TX	Midland	Fee	100.0 %	Built 1980	99.9 %	645,652	Dillard's (8), JCPenney, Ross, Dick's Sporting Goods
60. Miller Hill Mall	MN	Duluth	Fee	100.0 %	Built 1973	99.4 %	820,001	JCPenney, Barnes & Noble, DSW, Dick's Sporting Goods, Essentia Health West, Essentia Health East
61. North East Mall	TX	Hurst (Dallas)	Fee	100.0 %	Built 1971	96.6 %	1,543,932	Dillard's, Macy's, JCPenney, Dick's Sporting Goods, Cinemark Theatres, Primark (6)

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Larger Retailers and Uses
62. Northshore Mall	MA	Peabody (Boston)	Fee	56.4 % (4)	Acquired 1999	94.0 %	1,591,152	JCPenney, Macy's (8), Barnes & Noble, Shaw's Grocery, The Container Store, Tesla Sales and Service, Life Time Athletic, L.L. Bean, Arhaus Furniture, Dick's House of Sport (6)
63. Ocean County Mall	NJ	Toms River (New York)	Fee	100.0 %	Acquired 1998	96.8 %	889,856	Macy's, Boscov's, JCPenney, LA Fitness, HomeSense, Ulta
64. Orland Square	IL	Orland Park (Chicago)	Fee	100.0 %	Acquired 1997	99.8 %	1,229,301	Macy's, JCPenney, Dave & Buster's, Von Maur
65. Penn Square Mall	OK	Oklahoma City	Ground Lease (2060)	94.5 %	Acquired 2002	95.0 %	1,082,982	Macy's, Dillard's (8), JCPenney, AMC Theatres, The Container Store
66. Pheasant Lane Mall	NH	Nashua	-	— % (11)	Acquired 2002	97.0 %	977,460	JCPenney, Target, Macy's, Dick's Sporting Goods, The Nash Casino
67. Phillips Place	NC	Charlotte	Fee	100.0 %	Acquired 2025	95.1 %	132,805	RH, The Palm Restaurant, Ralph Lauren, Taylor Richards & Conger
68. Phipps Plaza	GA	Atlanta	Fee	100.0 %	Acquired 1998	93.1 %	1,127,024	Saks Fifth Avenue, Nordstrom, AMC Theatres, Arhaus Furniture, Legoland Discovery Center, AC Hotel by Marriott, Life Time Athletic, Life Time Work, Nobu Hotel and Restaurant, (15)
69. Plaza Carolina	PR	Carolina (San Juan)	Fee	100.0 %	Acquired 2004	83.9 %	1,154,214	JCPenney, Tiendas Capri, Econo, T.J. Maxx, Caribbean Cinemas, Burlington
70. Prien Lake Mall	LA	Lake Charles	Fee and Ground Lease (2040) (7)	100.0 %	Built 1972	92.5 %	717,956	Dillard's, JCPenney, Cinemark Theatres, Kohl's, Dick's Sporting Goods, T.J. Maxx/HomeGoods
71. Quaker Bridge Mall	NJ	Lawrenceville	Fee	50.0 % (4)	Acquired 2003	99.4 %	1,079,938	Macy's, JCPenney
72. Rockaway Townsquare	NJ	Rockaway (New York)	Fee	100.0 %	Acquired 1998	97.1 %	1,241,645	Macy's, JCPenney, Raymour & Flanigan, Dick's House of Sport (6)
73. Roosevelt Field	NY	Garden City (New York)	Fee and Ground Lease (2090) (7)	100.0 %	Acquired 1998	96.6 %	2,349,159	Bloomingdale's, Nordstrom, Macy's, JCPenney, Dick's Sporting Goods, AMC Entertainment, Neiman Marcus, Primark, Residence Inn by Marriott, AC Hotel by Marriott (6)
74. Ross Park Mall	PA	Pittsburgh	Fee	100.0 %	Built 1986	99.3 %	1,185,112	JCPenney, Nordstrom, L.L. Bean, Macy's (8), Crate & Barrel, Dick's House of Sport
75. Santa Rosa Plaza	CA	Santa Rosa	Fee	100.0 %	Acquired 1998	97.9 %	697,764	Macy's, Dave & Buster's (6)
76. Shops at Chestnut Hill, The	MA	Chestnut Hill (Boston)	Fee	94.4 %	Acquired 2002	95.6 %	470,264	Bloomingdale's (8)
77. Shops at Clearfork, The	TX	Fort Worth	Fee	45.0 % (4)	Built 2017	88.6 %	552,573	Neiman Marcus, Arhaus Furniture, AMC Theatres, (15)
78. Shops at Crystals, The	NV	Las Vegas	Fee	50.0 % (4)	Acquired 2016	97.5 %	282,964	Aria Resort and Casino (14), Prada, Louis Vuitton, Hermes
79. Shops at Mission Viejo, The	CA	Mission Viejo (Los Angeles)	Fee	51.0 % (4)	Built 1979	94.0 %	1,265,373	Nordstrom, Macy's (8), Dick's Sporting Goods, Round 1, Arhaus Furniture (6)
80. Shops at Riverside, The	NJ	Hackensack (New York)	Fee	100.0 %	Acquired 2007	89.6 %	726,720	Bloomingdale's, Barnes & Noble, Arhaus Furniture, AMC Theatres, Life Time Studio
81. Smith Haven Mall	NY	Lake Grove (New York)	Fee	100.0 %	Acquired 1995	99.5 %	1,257,593	Macy's (8), Dick's Sporting Goods, Barnes & Noble, L.L. Bean, Primark, Stony Brook Medical
82. South Hills Village	PA	Pittsburgh	Fee	100.0 %	Acquired 1997	95.1 %	1,126,733	Macy's (8), Barnes & Noble, AMC Cinemas, Dick's Sporting Goods, Target, DSW, Ulta, Von Maur, Ashley HomeStore
83. South Shore Plaza	MA	Braintree (Boston)	Fee	100.0 %	Acquired 1998	92.9 %	1,582,160	Macy's, Target, Primark, Dick's House of Sport (6)
84. Southdale Center	MN	Edina (Minneapolis)	Fee	100.0 %	Acquired 2007	94.8 %	1,156,103	Macy's, AMC Theatres, Dave & Buster's, RH, Life Time Athletic, Life Time Work/Sport, Kowalski's Market, PuttShack, Homewood Suites by Hilton, (15)
85. SouthPark	NC	Charlotte	Fee and Ground Lease (2040) (9)	100.0 %	Acquired 2002	99.1 %	1,699,314	Neiman Marcus, Nordstrom, Macy's, Dillard's, Belk, Dick's Sporting Goods, Arhaus Furniture, The Container Store, (15)
86. Springfield Mall (1)	PA	Springfield (Philadelphia)	Fee	50.0 % (4)	Acquired 2005	87.1 %	610,092	Macy's, Target
87. St. Charles Towne Center	MD	Waldorf (Washington, DC)	Fee	100.0 %	Built 1990	92.0 %	979,100	Macy's (8), JCPenney, Kohl's, Dick Sporting Goods, AMC Theatres
88. St. Johns Town Center	FL	Jacksonville	Fee	50.0 % (4)	Built 2005	99.6 %	1,416,958	Nordstrom, Dillard's, Arhaus Furniture, Dick's Sporting Goods, Barnes & Noble, RH, Homewood Suites by Hilton (14), AC Hotel by Marriott Target, Ashley Furniture Home Store, Ross, DSW, Burlington (6), PetsMart, Marshalls
89. Stanford Shopping Center	CA	Palo Alto (San Jose)	Ground Lease (2064)	94.4 % (10)	Acquired 2003	98.8 %	1,322,323	Neiman Marcus, Bloomingdale's, Nordstrom, Macy's, Crate and Barrel, The Container Store, Wilkes Bashford, RH
90. Stoneridge Shopping Center	CA	Pleasanton (San Francisco)	Fee	49.9 % (4)	Acquired 2007	97.2 %	1,295,577	Macy's (8), JCPenney
91. Summit Mall	OH	Akron	Fee	100.0 %	Built 1965	96.2 %	774,217	Dillard's (8), Macy's, Arhaus Furniture

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Larger Retailers and Uses
92. Tacoma Mall	WA	Tacoma (Seattle)	Fee	100.0 %	Acquired 1987	94.3 %	1,263,980	Nordstrom, Macy's, JCPenney, Dick's Sporting Goods, Nordstrom Rack, Total Wine and More, Ulta, Kohl's
93. Tippecanoe Mall	IN	Lafayette	Fee	100.0 %	Built 1973	93.9 %	864,871	Macy's, JCPenney, Kohl's, Dick's Sporting Goods, Malibu Jack's
94. Town Center at Boca Raton	FL	Boca Raton (Miami)	Fee	100.0 %	Acquired 1998	100.0 %	1,776,374	Saks Fifth Avenue, Neiman Marcus, Bloomingdale's, Nordstrom, Macy's, Crate & Barrel, The Container Store, Joseph's Classic Market, Arhaus Furniture
95. Towne East Square	KS	Wichita	Fee	100.0 %	Built 1975	100.0 %	1,157,209	Dillard's, Von Maur, JCPenney, Round 1, Scheels
96. Treasure Coast Square	FL	Jensen Beach	Fee	100.0 %	Built 1987	94.3 %	873,908	Macy's, Dillard's, JCPenney, Regal Cinema, Elev8 Fun Indoor Adventure Park
97. Twelve Oaks Mall	MI	Novi	Fee	100.0 %	Acquired 2020	89.1 %	1,520,979	JC Penney, Macy's, Nordstrom, Dick's House of Sport (6)
98. Tyrone Square	FL	St. Petersburg (Tampa)	Fee	100.0 %	Built 1972	84.3 %	955,987	Macy's, Dillard's, JCPenney, DSW, Cobb 10 Luxury Theatres, Dick's Sporting Goods, Aldi, PetSmart
99. University Park Mall	IN	Mishawaka	Fee	100.0 %	Built 1979	97.5 %	910,370	Macy's, JCPenney, Barnes & Noble
100. Walt Whitman Shops	NY	Huntington Station (New York)	Fee and Ground Lease (2052) (7)	100.0 %	Acquired 1998	97.0 %	1,084,890	Saks Fifth Avenue, Bloomingdale's, Macy's
101. Waterside Shops (1)	FL	Naples	Fee	50.0 % (4)	Acquired 2020	100.0 %	304,314	Saks Fifth Avenue, Hermes, Gucci, Louis Vuitton, RH (6)
102. West Town Mall	TN	Knoxville	Fee and Ground Lease (2042)	50.0 % (4)	Acquired 1991	99.4 %	1,275,963	Belk (8), Dillard's, JCPenney, Regal Cinebarre Theatre, Dick's House of Sport, Tesla Sales and Service
103. Westchester, The	NY	White Plains (New York)	Fee	40.0 % (4)	Acquired 1997	97.0 %	802,897	Neiman Marcus, Nordstrom, Crate and Barrel, Arhaus Furniture
104. Westfarms	CT	West Hartford	Fee	78.9 % (4)	Acquired 2020	99.2 %	1,263,850	JC Penney, Macy's (8), Nordstrom, Jordan's Furniture
105. White Oaks Mall	IL	Springfield	Fee	88.6 %	Built 1977	76.3 %	922,129	Dick's Sporting Goods, LA Fitness, Michael's, Malibu Jack's, State of Illinois Department of Central Management Services
106. Wolfchase Galleria	TN	Memphis	Fee	94.5 %	Acquired 2002	97.5 %	1,147,164	Macy's, Dillard's, JCPenney, Malco Theatres, Primark, Courtyard by Marriott (13)
107. Woodfield Mall	IL	Schaumburg (Chicago)	Fee	50.0 % (4)	Acquired 2012	97.9 %	2,154,656	Nordstrom, Macy's, JCPenney, Enterrium, Peppa Pig World of Play, Primark
108. Woodland Hills Mall	OK	Tulsa	Fee	94.5 %	Acquired 2002	98.4 %	1,238,604	Macy's, Dillard's, JCPenney, Scheel's, Holiday Inn Express (14), Courtyard by Marriott (14)
Total Mall GLA							**119,734,147** (17)	

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built Or Acquired	Occupancy (5)	Total GLA	Selected Tenants
Premium Outlets								
1. Albertville Premium Outlets	MN	Albertville (Minneapolis)	Fee	100.0 %	Acquired 2004	93.8 %	301,148	Coach, Gap Outlet, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Under Armour
2. Allen Premium Outlets	TX	Allen (Dallas)	Fee	100.0 %	Acquired 2004	100.0 %	548,490	Adidas, Armani Outlet, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Levi's, Michael Kors, Nike, Polo Ralph Lauren, Staybridge Suites (13), The North Face, Tommy Hilfiger, Tory Burch, Under Armour
3. Aurora Farms Premium Outlets	OH	Aurora (Cleveland)	Fee	100.0 %	Acquired 2004	91.8 %	262,070	Calvin Klein, Coach, Gap Outlet, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour
4. Birch Run Premium Outlets	MI	Birch Run (Detroit)	Fee	100.0 %	Acquired 2010	93.7 %	593,925	Adidas, Calvin Klein, Coach, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Pottery Barn/Williams-Sonoma Outlet, Tommy Hilfiger, The North Face, Under Armour
5. Camarillo Premium Outlets	CA	Camarillo (Los Angeles)	Fee	100.0 %	Acquired 2004	99.5 %	691,160	Adidas, Calvin Klein, Coach, Columbia Sportswear, Giorgio Armani, H&M, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Tory Burch, Toys R Us, Under Armour
6. Carlsbad Premium Outlets	CA	Carlsbad (San Diego)	Fee	100.0 %	Acquired 2004	100.0 %	288,899	Adidas, Calvin Klein, Coach, Gap Factory, Kate Spade New York, Michael Kors, Nike Unite, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Tory Burch, Skechers, Under Armour
7. Carolina Premium Outlets	NC	Smithfield (Raleigh)	Fee	100.0 %	Acquired 2004	97.4 %	439,078	Adidas, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
8. Charlotte Premium Outlets	NC	Charlotte	Fee	50.0 % (4)	Built 2014	99.8 %	398,386	Adidas, Coach, Columbia Sportswear, Gap Outlet, Guess, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
9. Chicago Premium Outlets	IL	Aurora (Chicago)	Fee	100.0 %	Built 2004	98.0 %	685,056	Adidas, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Pottery Barn Outlet, Under Armour
10. Cincinnati Premium Outlets	OH	Monroe (Cincinnati)	Fee	100.0 %	Built 2009	98.2 %	398,932	Adidas, Calvin Klein, Coach, Gap Outlet, J.Crew, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Tory Burch, Under Armour
11. Clarksburg Premium Outlets	MD	Clarksburg (Washington, DC)	Fee	66.0 % (4)	Built 2016	96.0 %	381,671	Armani Outlet, A/X Armani Exchange, Adidas, Calvin Klein, Coach, Columbia Sportswear, Kate Spade New York, Lafayette 148 New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Salvatore Ferragamo, Tommy Hilfiger, Tory Burch, Under Armour, Vince
12. Clinton Premium Outlets	CT	Clinton	Fee	100.0 %	Acquired 2004	100.0 %	276,229	Adidas, Calvin Klein, Coach, Gap Outlet, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
13. Denver Premium Outlets	CO	Thornton (Denver)	Fee	100.0 %	Built 2018	98.3 %	328,107	Adidas, A/X Armani Exchange, Calvin Klein, Coach, Gap Outlet, H&M, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Tory Burch, Under Armour, Vineyard Vines, Staybridge Suites (14)
14. Desert Hills Premium Outlets	CA	Cabazon (Palm Springs)	Fee	100.0 %	Acquired 2004	100.0 %	656,950	Alexander McQueen, Armani Outlet, Balenciaga, Bottega Veneta, Brunello Cucinelli, Burberry, Coach, Fendi, Ferragamo, Gucci, Jimmy Choo, Loro Piana, Marc Jacobs, Moncler, Nike, Polo Ralph Lauren, Prada, Saint Laurent, Stuart Weitzman, Tory Burch, Valentino, Zegna
15. Ellenton Premium Outlets	FL	Ellenton (Tampa)	Fee	100.0 %	Acquired 2010	97.1 %	477,175	Adidas, Calvin Klein, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
16. Finger Lakes Premium Outlets	NY	Waterloo	Fee	100.0 %	Acquired 2004	65.5 %	413,558	American Eagle Outfitters, Banana Republic, Brooks Brothers, Calvin Klein, Chico's, Coach, Columbia Sportswear, H&M, J.Crew, Kate Spade New York, Levi's, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, Skechers, Tommy Hilfiger, Under Armour

34

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built Or Acquired	Occupancy (5)	Total GLA	Selected Tenants
17. Folsom Premium Outlets	CA	Folsom (Sacramento)	Fee	100.0 %	Acquired 2004	98.4 %	295,993	Adidas, Banana Republic, Calvin Klein, Coach, Gap Outlet, Kate Spade New York, Michael Kors, Nike, Tommy Hilfiger, Under Armour
18. Gilroy Premium Outlets	CA	Gilroy (San Jose)	Fee	100.0 %	Acquired 2004	92.4 %	502,867	Adidas, Calvin Klein, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger
19. Gloucester Premium Outlets	NJ	Blackwood (Philadelphia)	Fee	66.7 %	Built 2015	96.6 %	377,907	Adidas, Banana Republic, Brooks Brothers, Calvin Klein, Columbia Sportswear, Gap Outlet, Guess, Levi's, J. Crew, Loft Outlet, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Skechers, Tommy Hilfiger, Under Armour, Vera Bradley
20. Grand Prairie Premium Outlets	TX	Grand Prairie (Dallas)	Fee	100.0 %	Built 2012	100.0 %	419,523	Banana Republic, Bloomingdale's The Outlet Store, Coach, Columbia Sportswear, Dickies, Fan Outfitters, JD Sports, Kate Spade New York, J.Crew, Michael Kors, Nike, Psycho Bunny, Polo Ralph Lauren, Tommy Hilfiger, Under Armour, Vera Bradley
21. Grove City Premium Outlets	PA	Grove City (Pittsburgh)	Fee	100.0 %	Acquired 2010	91.4 %	525,904	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour
22. Gulfport Premium Outlets	MS	Gulfport	Ground Lease (2059)	100.0 %	Acquired 2010	91.9 %	297,498	Banana Republic, Chico's, Coach, Gap Outlet, H&M, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
23. Hagerstown Premium Outlets	MD	Hagerstown (Baltimore/Washington, DC)	Fee	100.0 %	Acquired 2010	69.5 %	485,670	American Eagle Outfitters, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, Guess, Kate Spade New York, Loft Outlet, The North Face, Under Armour
24. Houston Premium Outlets	TX	Cypress (Houston)	Fee	100.0 %	Built 2008	100.0 %	556,074	Ann Taylor, Armani Outlet, A/X Armani Exchange, Banana Republic, Brooks Brothers, Burberry, Calvin Klein, Coach, Gap Outlet, Holiday Inn Express (14), JD Sports, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Tory Burch, Victoria's Secret
25. Indiana Premium Outlets	IN	Edinburgh (Indianapolis)	Fee	100.0 %	Acquired 2004	97.5 %	378,389	Adidas, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, Guess, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
26. Jackson Premium Outlets	NJ	Jackson (New York)	Fee	100.0 %	Acquired 2004	96.7 %	285,575	Adidas, American Eagle Outfitters, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, J.Crew, Loft Outlet, Kate Spade New York, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
27. Jersey Shore Premium Outlets	NJ	Tinton Falls (New York)	Fee	100.0 %	Built 2008	100.0 %	434,765	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour, Vineyard Vines
28. Johnson Creek Premium Outlets	WI	Johnson Creek	Fee	100.0 %	Acquired 2004	90.7 %	275,063	Adidas, Banana Republic, Calvin Klein, Gap Outlet, Loft Outlet, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
29. Kittery Premium Outlets	ME	Kittery	Fee and Ground Lease (2049) (7)	100.0 %	Acquired 2004	96.1 %	261,974	Adidas, Ann Taylor, Banana Republic, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Nike, Polo Ralph Lauren, Tommy Hilfiger, Tumi, Vineyard Vines (6)
30. Las Americas Premium Outlets	CA	San Diego	Fee	100.0 %	Acquired 2007	97.5 %	689,452	Adidas, Banana Republic, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, Guess, Kate Spade New York, Lacoste, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour
31. Las Vegas North Premium Outlets	NV	Las Vegas	Fee	100.0 %	Built 2003	100.0 %	675,750	All Saints, Armani Outlet, A/X Armani Exchange, Banana Republic, Burberry, Canali, CH Carolina Herrera, Cheesecake Factory, Coach, David Yurman, Dolce & Gabbana, Etro, Jimmy Choo, John Varvatos, Lululemon, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Roberto Cavalli, Salvatore Ferragamo, Shake Shack, Tory Burch

35

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built Or Acquired	Occupancy (5)	Total GLA	Selected Tenants
32. Las Vegas South Premium Outlets	NV	Las Vegas	Fee	100.0 %	Acquired 2004	99.4 %	535,621	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, Guess, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour, Round 1
33. Lee Premium Outlets	MA	Lee	Fee	100.0 %	Acquired 2010	84.8 %	223,611	Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, J.Crew, Kate Spade New York, Levi's, Loft Outlet, Michael Kors, Polo Ralph Lauren, Skechers, Tommy Hilfiger, Under Armour
34. Leesburg Premium Outlets	VA	Leesburg (Washington, DC)	Fee	100.0 %	Acquired 2004	97.5 %	478,434	Adidas, Ann Taylor, Armani Outlet, A/X Armani Exchange, Brooks Brothers, Burberry, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Pottery Barn Outlet, Salvatore Ferragamo, Tory Burch, Under Armour, Vineyard Vines, Williams-Sonoma
35. Lighthouse Place Premium Outlets	IN	Michigan City (Chicago, IL)	Fee	100.0 %	Acquired 2004	87.4 %	444,045	Adidas, Ann Taylor, Banana Republic, Calvin Klein, Coach, Gap Outlet, Guess, H&M, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour
36. Merrimack Premium Outlets	NH	Merrimack	Fee	100.0 %	Built 2012	99.0 %	409,081	Ann Taylor, Banana Republic, Bloomingdale's The Outlet Store, Brooks Brothers, Calvin Klein, Coach, J.Crew, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Tory Burch, Under Armour, Vera Bradley, Vineyard Vines
37. Napa Premium Outlets	CA	Napa	Fee	100.0 %	Acquired 2004	99.5 %	178,917	Adidas, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, J.Crew, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger
38. Norfolk Premium Outlets	VA	Norfolk	Fee	65.0 % (4)	Built 2017	99.2 %	329,789	A/X Armani Exchange, Banana Republic, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, H&M, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Puma, The North Face, Tommy Hilfiger, Tory Burch, Under Armour
39. North Bend Premium Outlets	WA	North Bend (Seattle)	Fee	100.0 %	Acquired 2004	86.5 %	189,132	Banana Republic, Coach, Gap Outlet, Levi's, Kate Spade New York, Michael Kors, Nike, Skechers, Under Armour
40. North Georgia Premium Outlets	GA	Dawsonville (Atlanta)	Fee	100.0 %	Acquired 2004	95.8 %	536,629	Ann Taylor, Armani Outlet, Banana Republic, Brooks Brothers, Burberry, Calvin Klein, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, Pottery Barn, The North Face, Tommy Hilfiger, Tory Burch, West Elm, Williams-Sonoma
41. Orlando International Premium Outlets	FL	Orlando	Fee	100.0 %	Acquired 2010	97.1 %	775,231	Adidas, Armani Outlet, Calvin Klein, Carhartt, Coach, Columbia Sportswear, H&M, J.Crew, Karl Lagerfeld, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, St. John, The North Face, Tommy Hilfiger, Tory Burch, Under Armour
42. Orlando Vineland Premium Outlets	FL	Orlando	Fee	100.0 %	Acquired 2004	99.6 %	658,238	Adidas, All Saints, Armani Outlet, Bally, Bottega Veneta, Brunello Cucinelli, Burberry, Calvin Klein, Carolina Herrera, Coach, Ermenegildo Zegna, Gucci, Jimmy Choo, Kate Spade New York, Lacoste, Lululemon, Michael Kors, Nike, Prada, Polo Ralph Lauren, Salvatore Ferragamo, TAG Heuer, The North Face, Tod's, Tommy Hilfiger, Tory Burch, Under Armour, Versace
43. Petaluma Village Premium Outlets	CA	Petaluma (San Francisco)	Fee	100.0 %	Acquired 2004	95.5 %	199,261	Adidas, Banana Republic, Brooks Brothers, Coach, Gap Outlet, Kate Spade New York, Michael Kors, Nike, Tommy Hilfiger
44. Philadelphia Premium Outlets	PA	Limerick (Philadelphia)	Fee	100.0 %	Built 2007	97.8 %	544,765	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, Guess, H&M, J.Crew, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, Rally House, The North Face, Tommy Hilfiger, Tory Burch, Under Armour
45. Phoenix Premium Outlets	AZ	Chandler (Phoenix)	Ground Lease (2077)	100.0 %	Built 2013	99.8 %	356,521	Adidas, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Factory Store, Guess, Kate Spade New York, Michael Kors, Nike, Tommy Bahama, Tommy Hilfiger, Tumi, Under Armour

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built Or Acquired	Occupancy (5)	Total GLA	Selected Tenants
46. Pismo Beach Premium Outlets	CA	Pismo Beach	Fee	100.0 %	Acquired 2010	97.0 %	147,903	Calvin Klein, Coach, Guess, Kate Spade New York, Levi's, Nike, Polo Ralph Lauren, Skechers, The North Face, Tommy Hilfiger
47. Pleasant Prairie Premium Outlets	WI	Pleasant Prairie (Chicago, IL/Milwaukee)	Fee	100.0 %	Acquired 2010	95.3 %	396,208	Adidas, Ann Taylor, Banana Republic, Calvin Klein, Coach, Gap Outlet, Kate Spade New York, J.Crew, Lacoste, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Tory Burch, Under Armour
48. Pocono Premium Outlets	PA	Tannersville	Fee and Ground Lease (2029) (7)	100.0 %	Acquired 2004	99.9 %	411,752	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Johnny Rockets, Kate Spade New York, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour, Vera Bradley
49. Puerto Rico Premium Outlets	PR	Barceloneta	Fee	100.0 %	Acquired 2010	98.8 %	350,688	Adidas, Calvin Klein, Coach, Gap Outlet, Invicta, Lacoste, Michael Kors, Nike, Polo Ralph Lauren, Puma, Tommy Hilfiger
50. Queenstown Premium Outlets	MD	Queenstown (Baltimore)	Fee	100.0 %	Acquired 2010	90.8 %	289,596	Adidas, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, St. John, Tommy Bahama, Under Armour
51. Rio Grande Valley Premium Outlets	TX	Mercedes (McAllen)	Fee	100.0 %	Built 2006	99.1 %	593,720	Adidas, Ann Taylor, Armani Outlet, A/X Armani Exchange, Banana Republic, Burlington, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, H&M, Kate Spade New York, Levi's, Michael Kors, Nike, Pandora, Polo Ralph Lauren, Tommy Hilfiger, Under Armour, Victoria's Secret
52. Round Rock Premium Outlets	TX	Round Rock (Austin)	Fee	100.0 %	Built 2006	100.0 %	495,706	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Duluth Trading Company, Gap Outlet, J.Crew, Kate Spade New York, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour, Embassy Suites (14), (15)
53. San Francisco Premium Outlets	CA	Livermore (San Francisco)	Fee and Ground Lease (2031) (9)	100.0 %	Built 2012	98.7 %	697,029	All Saints, Arc'teryx, A/X Armani Exchange, Bloomingdale's The Outlet Store, Bottega Veneta, Brunello Cucinelli, Burberry, CH Carolina Herrera, Coach, Ermenegildo Zegna, Etro, Furla, Gucci, H&M, Jimmy Choo, John Varvatos, Kate Spade New York, Lacoste, Longchamp, MaxMara, Michael Kors, Nike, Polo Ralph Lauren, Prada, Roger Vivier, Sandro & Maje, Salvatore Ferragamo, Stuart Weitzman, The North Face, Tod's, Tory Burch, Under Armour, Versace, Zadig et Voltaire
54. San Marcos Premium Outlets	TX	San Marcos (Austin/San Antonio)	Fee	100.0 %	Acquired 2010	99.0 %	730,057	Armani Outlet, Banana Republic, Burberry, CH Carolina Herrera, Dolce & Gabbana, Gucci, J. Crew, Jimmy Choo, Kate Spade New York, Lacoste, Lululemon, Marc Jacobs, Michael Kors, Pandora, Polo Ralph Lauren, Pottery Barn, Saint Laurent Paris, Salvatore Ferragamo, Stuart Weitzman, The North Face, Tommy Bahama, Tory Burch, Versace, Vineyard Vines
55. Seattle Premium Outlets	WA	Tulalip (Seattle)	Ground Lease (2079)	100.0 %	Built 2005	98.3 %	554,811	Adidas, Ann Taylor, Arc'teryx, Armani Outlet, Banana Republic, Burberry, Calvin Klein, Coach, Columbia Sportswear, Kate Spade New York, Lululemon, Michael Kors, Nike, Polo Ralph Lauren, Stuart Weitzman, The North Face, Tommy Bahama, Tommy Hilfiger, Tory Burch, Under Armour
56. Silver Sands Premium Outlets	FL	Destin	Fee	50.0 % (4)	Acquired 2012	90.9 %	446,012	Adidas, Banana Republic, Brooks Brothers, Coach, Columbia Sportswear, J.Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Puma, The North Face, Tommy Hilfiger, Tory Burch, Under Armour, Vera Bradley
57. St. Augustine Premium Outlets	FL	St. Augustine (Jacksonville)	Fee	100.0 %	Acquired 2004	99.8 %	327,754	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Lucky Brand, Nike, Polo Ralph Lauren, Puma, St. John, Tommy Hilfiger, Under Armour
58. St. Louis Premium Outlets	MO	St. Louis (Chesterfield)	Fee	60.0 % (4)	Built 2013	97.4 %	351,416	Adidas, Ann Taylor, Brooks Brothers, Coach, Gap Outlet, H&M, J. Crew, Kate Spade New York, Levi's, Michael Kors, Nike, Polo Ralph Lauren, Puma, Tommy Hilfiger, Ugg, Under Armour, Vera Bradley

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built Or Acquired	Occupancy (5)	Total GLA	Selected Tenants
59. Tampa Premium Outlets	FL	Lutz (Tampa)	Fee	100.0 %	Built 2015	100.0 %	468,094	Adidas, A/X Armani Outlet, Banana Republic, BJ's Restaurant and Brewhouse, Brooks Brothers, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J. Crew, Kate Spade New York, Lucky Brand, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Puma, Tommy Hilfiger, Tumi, Under Armour
60. Tanger Outlets - Columbus (1)	OH	Sunbury (Columbus)	Fee	50.0 % (4)	Built 2016	99.7 %	352,797	Banana Republic, Brooks Brothers, Coach, Kate Spade New York, Nike, Polo Ralph Lauren, Under Armour
61. Tanger Outlets - Galveston/Houston (1)	TX	Texas City	Fee	50.0 % (4)	Built 2012	91.8 %	352,705	Banana Republic, Brooks Brothers, Coach, Gap Outlet, Kate Spade New York, Michael Kors, Nike, Tommy Hilfiger
62. Tucson Premium Outlets	AZ	Marana (Tucson)	Fee	100.0 %	Built 2015	91.9 %	366,102	Adidas, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, Guess, Levi's, Michael Kors, Nike, Polo Ralph Lauren, Skechers, Tommy Hilfiger, Under Armour
63. Tulsa Premium Outlets	OK	Jenks (Tulsa)	Fee	100.0 %	Built 2024	100.0 %	338,472	Abercrombie & Fitch, Adidas, American Eagle Outfitters, Banana Republic, Camp Pickle (6), Cavender's Boot City, Columbia Sportswear, Five Below, Five Below, JD Sports, Loft Outlet, Michael Kors, Nike, Polo Ralph Lauren, Puma, Skechers, Tory Burch, Ulta, Under Armour
64. Twin Cities Premium Outlets	MN	Eagan	Fee	35.0 % (4)	Built 2014	97.2 %	403,744	Adidas, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, Gap Outlet, J. Crew, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Talbots, Under Armour
65. Vacaville Premium Outlets	CA	Vacaville	Fee	100.0 %	Acquired 2004	96.2 %	442,502	Adidas, Banana Republic, Calvin Klein, Coach, Columbia Sportswear, Gap Outlet, J.Crew, Kate Spade New York, Lacoste, Michael Kors, Nike, Polo Ralph Lauren, Skechers, The North Face, Tommy Hilfiger, Under Armour, West Elm Outlet
66. Waikele Premium Outlets	HI	Waipahu (Honolulu)	Fee	100.0 %	Acquired 2004	98.8 %	219,379	Adidas, Armani Outlet, Calvin Klein, Coach, Furla, Kate Spade New York, Michael Kors, Polo Ralph Lauren, Swarovski, Tommy Hilfiger, Tory Burch
67. Williamsburg Premium Outlets	VA	Williamsburg	Fee	100.0 %	Acquired 2010	95.0 %	507,525	Adidas, American Eagle Outfitters, Ann Taylor, Banana Republic, Brooks Brothers, Calvin Klein, Coach, J.Crew, Kate Spade New York, Levi's, Loft Outlet, Michael Kors, New Balance, Nike, Pandora, Polo Ralph Lauren, Puma, The North Face, Timberland, Tommy Bahama, Tommy Hilfiger, Under Armour, Vera Bradley, Vineyard Vines
68. Woodburn Premium Outlets	OR	Woodburn (Portland)	Fee	100.0 %	Acquired 2013	100.0 %	389,223	Adidas, Ann Taylor, Banana Republic, Calvin Klein, Coach, Gap Outlet, Levi's, Michael Kors, Nike, The North Face, Polo Ralph Lauren, Tommy Hilfiger, Tory Burch, Under Armour
69. Woodbury Common Premium Outlets	NY	Central Valley (New York)	Fee	100.0 %	Acquired 2004	98.3 %	921,983	Arc'teryx, Armani Outlet, Balenciaga, Balmain, Bottega Veneta, Breitling, Brioni, Brunello Cucinelli, Burberry, Canali, Celine, Chloe, Coach, Dior, Dolce & Gabbana, Dunhill, Fendi, Givenchy, Golden Goose, Gucci, Jimmy Choo, Lacoste, Loewe, Longchamp, Loro Piana, Marc Jacobs, Michael Kors, Moncler, Mulberry, Nike, Polo Ralph Lauren, Prada, Saint Laurent, Salvatore Ferragamo, Santoni, Shake Shack, Stone Island, Stuart Weitzman, Theory, Tod's, Tom Ford, Tory Burch, Valentino, Versace, Zegna
70. Wrentham Village Premium Outlets	MA	Wrentham (Boston)	Fee	100.0 %	Acquired 2004	98.1 %	672,948	Adidas, All Saints, Armani Outlet, Banana Republic, Bloomingdale's The Outlet Store, Brooks Brothers, Burberry, Calvin Klein, Coach, Ferragamo, Jimmy Choo, Karl Lagerfeld, Kate Spade New York, Lacoste, Lululemon, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Potterty Barn Outlet, Puma, Theory, Tommy Hilfiger, Tory Burch, Under Armour, Vineyard Vines
Total U.S. Premium Outlets GLA							**30,690,639**	

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Tenants
The Mills								
1. Arizona Mills	AZ	Tempe (Phoenix)	Fee	100.0 %	Acquired 2007	98.5 %	1,221,069	Marshalls, Burlington, Ross, Harkins Cinemas & IMAX, Sea Life Center, Legoland, dd's Discounts, Going, Going, Gone by Dick's Sporting Goods, Rainforest Café, Reclectic
2. Arundel Mills	MD	Hanover (Baltimore)	Fee	59.3 % (4)	Acquired 2007	99.8 %	1,955,312	Bass Pro Shops Outdoor World, Burlington, Dave & Buster's, Medieval Times, Off Broadway Shoe Warehouse, T.J. Maxx, Cinemark Egyptian 24 Theatres, Live! Casino Hotel, Ulta, Sun & Ski, Primark, Wayfair Outlet
3. Colorado Mills	CO	Lakewood (Denver)	Fee	37.5 % (4)	Acquired 2007	99.0 %	1,399,610	Off Broadway Shoe Warehouse, Super Target, United Artists Theatre, Burlington, H&M, Dick's Sporting Goods, Arhaus Loft, Slick City Action Park, 2nd & Charles, Springhill Suites (14)
4. Concord Mills	NC	Concord (Charlotte)	Fee	59.3 % (4)	Acquired 2007	99.8 %	1,368,190	Bass Pro Shops Outdoor World, Burlington, Dave & Buster's, Nike Factory Store, Off Broadway Shoes, AMC Theatres, Best Buy, Sea Life Center, H&M, Dick's Sporting Goods, Cavender's Boot City, Primark
5. Dolphin Mall	FL	Miami	Fee	100.0 %	Acquired 2020	99.3 %	1,404,076	Bass Pro Shops, Cobb Theatres, Burlington (8), Dave & Busters, Vivo!, Primark
6. Grapevine Mills	TX	Grapevine (Dallas)	Fee	59.3 % (4)	Acquired 2007	100.0 %	1,779,663	Burlington, Marshalls, AMC Theatres, Sun & Ski Sports, Legoland Discovery Center, Sea Life Center, Ross, H&M, Round 1 Entertainment, Fieldhouse USA, Rainforest Café, Meow Wolf, Macy's Backstage, Cavender's Boot City, Primark, Springhill Suites (14), Hyatt Place (14), Hawthorn (14)
7. Great Mall	CA	Milpitas (San Jose)	Fee and Ground Lease (2049) (7)	100.0 %	Acquired 2007	100.0 %	1,365,059	Camille La Vie, Kohl's, Dave & Buster's, Burlington, Marshalls, Nike Factory Store, Century Theatres, Dick's Sporting Goods, Legoland Discovery Center, Altitude Trampoline Park (6)
8. Great Lakes Crossing Outlets	MI	Auburn Hills	Fee	100.0 %	Acquired 2020	97.2 %	1,355,126	AMC Theatre, Bass Pro Shops, Burlington, Round 1, Nordstrom Rack, Dick's Sporting Goods, Primark
9. Gurnee Mills	IL	Gurnee (Chicago)	Fee	100.0 %	Acquired 2007	99.1 %	1,931,339	Bass Pro Shops Outdoor World, Burlington, Kohl's, Marshalls Home Goods, Marcus Cinemas, Value City Furniture, Off Broadway Shoe Warehouse, Macy's, Floor & Decor, Dick's Sporting Goods, Rainforest Café, 2nd & Charles, Hobby Lobby, Round 1, Primark
10. Katy Mills	TX	Katy (Houston)	Fee	62.5 % (4) (2)	Acquired 2007	98.6 %	1,679,417	Bass Pro Shops Outdoor World, Books-A-Million, Burlington, Marshalls, Sun & Ski Sports, AMC Theatres, Tilt, Ross, H&M, Primark, Rainforest Café, Slick City
11. Mills at Jersey Gardens, The	NJ	Elizabeth	Fee	100.0 %	Acquired 2015	100.0 %	1,309,390	Burlington, Cohoes, AMC Theatres, Marshalls, Nike Factory Store, H&M, Tommy Hilfiger, Bloomingdale's Outlet, Pottery Barn Outlet, Primark, Round 1, Residence Inn (14), Courtyard by Marriott (14), Embassy Suites (14), Country Inn & Suites (14)
12. Ontario Mills	CA	Ontario (Riverside)	Fee	50.0 % (4)	Acquired 2007	100.0 %	1,430,423	Burlington, Nike Factory Store, Marshalls, Nordstrom Rack, Dave & Buster's, Camille La Vie, AMC Theatres, Uniqlo, Skechers Superstore, Rainforest Café, Pottery Barn + West Elm Outlet
13. Opry Mills	TN	Nashville	Fee	100.0 %	Acquired 2007	99.3 %	1,119,934	Regal Cinema & IMAX, Dave & Buster's, Sun & Ski, Bass Pro Shops Outdoor World, H&M, Madame Tussauds, TJ Maxx, Rainforest Café, Aquarium Restaurant
14. Outlets at Orange, The	CA	Orange (Los Angeles)	Fee	100.0 %	Acquired 2007	98.0 %	864,082	Barnes & Noble, Dave & Buster's, AMC Theatres, Nordstrom Rack, Bloomingdale's the Outlet Store, Guitar Center, Nike Factory Store
15. Potomac Mills	VA	Woodbridge (Washington, DC)	Fee	100.0 %	Acquired 2007	99.4 %	1,564,823	Marshalls, T.J. Maxx, JCPenney, Burlington, Nordstrom Rack, Costco Warehouse, AMC Theatres, Bloomingdale's Outlet, Round 1, Primark, Akira
16. Sawgrass Mills	FL	Sunrise (Miami)	Fee	100.0 %	Acquired 2007	98.9 %	2,365,454	BrandsMart USA, Burlington, Marshalls, Nordstrom Rack, Target, T.J. Maxx, Regal Cinema, Bloomingdale's Outlet, Dick's Sporting Goods, Primark, HomeSense, AC Hotel by Marriott
Total Mills Properties GLA							**24,112,967**	

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

Property Name	State	City (CBSA)	Ownership Interest (Expiration if Lease) (3)	Legal Ownership	Year Built or Acquired	Occupancy (5)	Total GLA	Selected Tenants
Lifestyle Centers								
1. ABQ Uptown	NM	Albuquerque	Fee	100.0 %	Acquired 2011	99.6 %	228,833	Anthropologie, Apple, Pottery Barn
2. Hamilton Town Center	IN	Noblesville (Indianapolis)	Fee	50.0 % (4)	Built 2008	98.9 %	679,382	JCPenney, Dick's Sporting Goods, DSW, Emagine Noblesville, Total Wine & More, BJ's Wholesale, Big Blue Swim School, Ross Dress for Less, Nordstrom Rack
3. Liberty Tree Mall	MA	Danvers (Boston)	Fee	49.1 % (4)	Acquired 1999	88.4 %	861,398	Marshalls, Target, Kohl's, Best Buy, Staples, AMC Theatres, Nordstrom Rack, Off Broadway Shoes, Sky Zone, Total Wine & More, Aldi
4. Northgate Station	WA	Seattle	Fee	100.0 %	Redeveloped 2021	N/A (16)	412,720 (16)	Kraken Community Iceplex, Barnes & Noble, Nordstrom Rack, Residence Inn by Marriott (6)
5. Pier Park	FL	Panama City Beach	Fee	65.6 % (4)	Built 2008	93.7 %	944,846	Dillard's, JCPenney, Target, Grand Theatres, Ron Jon Surf Shop, Margaritaville, Marshalls, Dave & Buster's, Skywheel, Pirates Voyage
6. University Park Village	TX	Fort Worth	Fee	100.0 %	Acquired 2015	100.0 %	171,857	Anthropologie, Apple, Pottery Barn
Total Lifestyle Centers GLA							**3,299,036**	
Other Properties								
1 - 12. Other Properties							10,593,367	
Total Other GLA							**10,593,367** (17)	
Total U.S. Properties GLA							**188,430,156**	

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
U.S. Properties

FOOTNOTES:

(1) This property is managed by a third party.

(2) Our direct and indirect interests in some of the properties held as joint venture interests are subject to preferences on distributions in favor of other partners or us.

(3) The date listed is the expiration date of the last renewal option available to the operating entity under the ground lease. In a majority of the ground leases, we have a right to purchase the lessor's interest under an option, right of first refusal or other provision. Unless otherwise indicated, each ground lease listed in this column covers at least 50% of its respective property.

(4) Joint venture properties accounted for under the equity method.

(5) Malls - Executed leases for all company-owned GLA in mall stores, excluding majors and anchors. Premium Outlets and The Mills - Executed leases for all company-owned GLA (or total center GLA).

(6) Indicates box, anchor, major or project currently under development/construction or has announced plans for development.

(7) Indicates ground lease covers less than 50% of the acreage of this property.

(8) Tenant has multiple locations at this center.

(9) Indicates ground lease covers outparcel only.

(10) We receive substantially all the economic benefit of the property due to a preference or advance.

(11) We own a mortgage note that encumbers Pheasant Lane Mall that entitles us to 100% of the economics of this property.

(12) Indicates anchor has announced its intent to close this location.

(13) Indicates box, anchor, major or project currently under development/construction by a third party.

(14) Owned by a third party.

(15) Includes multi-family tenant on-site.

(16) This property is undergoing significant renovation.

(17) GLA includes office space.

United States Lease Expirations

The following table summarizes lease expiration data for our U.S. malls and Premium Outlets, including Puerto Rico, as of December 31, 2025. The data presented does not consider the impact of renewal options that may be contained in leases.

U.S. MALLS AND PREMIUM OUTLETS LEASE EXPIRATIONS (1)

Year	Number of Leases Expiring	Square Feet	Avg. Base Minimum Rent PSF at 12/31/2025	Percentage of Gross Annual Rental Revenues (2)
Inline Stores and Freestanding				
Month to Month Leases	957	3,221,378	$ 63.60	3.0 %
2026	3,156	10,840,848	$ 55.63	8.7 %
2027	3,067	11,145,893	$ 60.25	9.7 %
2028	2,585	10,514,539	$ 65.82	10.2 %
2029	2,092	8,670,646	$ 66.19	8.2 %
2030	1,488	6,585,520	$ 75.60	7.1 %
2031	786	3,966,562	$ 70.04	4.0 %
2032	654	2,465,174	$ 91.46	3.3 %
2033	713	2,845,373	$ 97.80	4.0 %
2034	772	2,982,331	$ 99.34	4.3 %
2035	852	3,890,609	$ 101.20	5.5 %
2036 and Thereafter	680	3,408,311	$ 69.85	2.9 %
Specialty Leasing Agreements w/ terms in excess of 12 months	2,370	6,732,959	$ 17.65	1.7 %
Anchors				
Month to Month Leases	1	59,895	$ 17.09	0.0 %
2026	6	375,321	$ 20.85	0.0 %
2027	13	1,570,417	$ 5.81	0.1 %
2028	18	2,325,205	$ 5.17	0.2 %
2029	17	1,698,901	$ 6.59	0.2 %
2030	18	2,087,074	$ 6.70	0.2 %
2031	18	2,055,372	$ 5.35	0.2 %
2032	4	282,245	$ 25.21	0.1 %
2033	7	1,028,383	$ 8.48	0.1 %
2034	8	709,597	$ 21.82	0.1 %
2035	10	900,858	$ 12.77	0.1 %
2036 and Thereafter	29	2,677,406	$ 15.65	0.6 %

(1) Does not consider the impact of renewal options that may be contained in leases. Average Base Minimum Rent psf reflects base minimum rent in the respective year of expiration.

(2) Annual rental revenues represent domestic 2025 consolidated and joint venture combined base rental revenue.

International Properties

Our ownership interests in properties outside the United States are primarily owned through joint venture arrangements. With the exception of our Premium Outlets in Canada, all of our international joint venture properties are managed by joint ventures in which we share control.

European Investments

At December 31, 2025, we owned 63,355,252 shares, or approximately 22.2%, of Klépierre, which had a quoted market price of $39.61 per share. Klépierre is a publicly traded, Paris-based real estate company which owns, or has an interest in shopping centers located in 13 countries.

As of December 31, 2025, we had a controlling interest in a European investee with interests in 12 Designer Outlet properties, 11 of which are located in Europe and one outlet property is located in Canada. Of the 11 properties in Europe, two are in Italy, two are in the Netherlands, two are in the United Kingdom, two are in France and one each is in Austria, Germany, and Spain. As of December 31, 2025, our legal percentage ownership interests in these entities ranged from 23% to 94%.

As of December 31, 2025, we had a 100% interest in two luxury outlet destinations in Italy. The Mall Luxury Outlets Firenze, in Leccio, nearby Florence, and The Mall Luxury Outlets Sanremo, in Sanremo on the Italian Riviera.

Other International Investments

We hold interests in Premium Outlets, including a 40% interest in ten operating joint venture properties in Japan, a 50% interest in five operating joint venture properties in South Korea, a 50% interest in two operating joint venture properties in Mexico, a 50% interest in two operating joint venture properties in Malaysia, a 50% interest in one operating joint venture in Thailand, a 50% interest in one operating joint venture in Indonesia, and a 50% interest in three joint venture properties in Canada. The ten Japanese Premium Outlets operate in various cities throughout Japan and comprise over 3.9 million square feet of GLA and were 99.9% leased as of December 31, 2025.

We also have an interest in operating joint ventures that own full-price malls located in the People's Republic of China and in South Korea. Our ownership in these properties ranges from 17% to 49%.

The following property tables summarize certain data for our international properties as of December 31, 2025 and do not include our equity investment in Klépierre.

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
International Properties

	COUNTRY/Property Name	City (Metropolitan area)	Ownership Interest	SPG Effective Ownership	Year Built	Total Gross Leasable Area (1)	Selected Tenants
	AUSTRIA						
1.	Parndorf Designer Outlet	Vienna	Fee	90.0 %	2005	118,000	Adidas, Armani, Bally, Burberry, Calvin Klein, Coach, Dolce & Gabbana, Furla, Geox, Gucci, Guess, Michael Kors, Moncler, Nike, Polo Ralph Lauren, Porsche Design, Prada, Puma, Tommy Hilfiger, Zegna
	Subtotal Austria					**118,000**	
	CANADA						
2.	Toronto Premium Outlets	Toronto (Ontario)	Fee	50.0 %	2013	504,900	Adidas, Armani, Burberry, Calvin Klein, Coach, Eddie Bauer, Gap, Gucci, Guess, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Saks Fifth Avenue, Tommy Hilfiger, Tory Burch, Under Armour
3.	Premium Outlets Montreal	Montreal (Quebec)	Fee	50.0 %	2014	367,500	Adidas, Calvin Klein, Coach, Gap, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger, Under Armour
4.	Premium Outlet Collection Edmonton International Airport	Edmonton (Alberta)	Ground Lease (2072)	50.0 %	2018	421,900	Adidas, Calvin Klein, Coach, Gap Factory, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
5.	Vancouver Designer Outlets	Vancouver	Ground Lease (2072)	45.0 %	2015	326,000	Adidas, Armani, Calvin Klein, Coach, Gap, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Tommy Hilfiger, Under Armour
	Subtotal Canada					**1,620,300**	
	CHINA						
6.	CityOn.Xian	Xi'an	Ground Lease (2051)	25.0 %	Acquired 2020	995,000	Wangfujing
7.	CityOn.Zhengzhou	Zhengzhou	Ground Lease (2051)	24.5 %	Acquired 2020	919,000	G-Super, Wangfujing
	Subtotal China					**1,914,000**	
	FRANCE						
8.	Paris-Giverny Designer Outlet	Vernon (Normandy)	Fee	73.8 %	2023	228,000	Adidas, Calvin Klein, Coach, Dolce & Gabana, Guess, Moncler, Nike, Puma, Superdry, Tommy Hilfiger, Under Armour, Woolrich
9.	Provence Designer Outlet	Miramas	Fee	90.0 %	2017	269,000	Armani, Calvin Klein, Guess, Michael Kors, Nike, Polo Ralph Lauren, Puma, Timberland, Tommy Hilfiger
	Subtotal France					**497,000**	
	GERMANY						
10.	Ochtrup Designer Outlets	Ochtrup	Fee	70.5 %	2016	191,500	Adidas, Calvin Klein, Guess, Lindt, Nike, Puma, Samsonite, Schiesser, Seidensticker, Tom Tailor, Vero Moda
	Subtotal Germany					**191,500**	
	INDONESIA						
11.	Jakarta Premium Outlets	Tangerang	Fee	50.0 %	2025	302,000	Adidas, Bally, Coach, Guess, Kate Spade, Nike
	Subtotal Indonesia					**302,000**	
	ITALY						
12.	La Reggia Designer Outlet	Marcianise (Naples)	Fee	90.0 %	2010	344,000	Adidas, Armani, Calvin Klein, Coach, Guess, Liu Jo, Michael Kors, Nike, Pinko, Polo Ralph Lauren, Puma, Timberland, Tommy Hilfiger
13.	Noventa Di Piave Designer Outlet	Venice	Fee	90.0 %	2008	353,000	Adidas, Armani, Bally, Bottega Veneta, Burberry, Calvin Klein, Coach, Dolce & Gabanna, Fendi, Furla, Gucci, Loro Piana, Michael Kors, Nike, Pinko, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Sergio Rossi,Tommy Hilfiger, Valentino, Versace, Zegna
14.	The Mall Luxury Outlets Firenze	Florence	Fee	100.0 %	Acquired 2025	264,750	Alexander McQueen, Armani, Balenciaga, Burberry, Coach, Dolce & Gabana, Fendi, Ferragamo, Gucci, Jimmy Choo, Saint Laurent, Tom Ford, Valentino, Versace, Zegna
15.	The Mall Luxury Outlets Sanremo	Sanremo	Fee	100.0 %	Acquired 2025	122,300	Alexander McQueen, Armani, Balenciaga, Burberry, Dolce & Gabana, Ferragamo, Gucci, Jimmy Choo, Moncler, Saint Laurent, Valentino, Versace, Zegna
	Subtotal Italy					**1,084,050**	

Simon Property Group, Inc.
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Property Table
International Properties

	COUNTRY/Property Name	City (Metropolitan area)	Ownership Interest	SPG Effective Ownership	Year Built	Total Gross Leasable Area (1)	Selected Tenants
	JAPAN						
16.	Ami Premium Outlets	Ami (Tokyo)	Fee	40.0 %	2009	315,000	Adidas, Beams, Coach, Gap Outlet, Kate Spade New York, Michael Kors, Polo Ralph Lauren, Puma, TaylorMade, Tommy Hilfiger
17.	Fukaya-Hanazono Premium Outlets	Fukaya City (Saitama)	Ground Lease (2042)	40.0 %	2022	296,300	Adidas, Armani, Bally, Coach, Dsquared2, Furla, Marc Jacobs, Michael Kors, New Balance, Nike, Polo Ralph Lauren, Puma, Theory, Tommy Hilfiger, Tory Burch, Vans
18.	Gotemba Premium Outlets	Gotemba City (Tokyo)	Fee	40.0 %	2000	659,500	Adidas, Armani, Balenciaga, Bally, Beams, Bottega Veneta, Burberry, Coach, Dolce & Gabbana, Dunhill, Gap Outlet, Gucci, Loro Piana, Michael Kors, Moncler, Nike, Polo Ralph Lauren, Prada/Miu Miu, Puma, Tod's, Tory Burch, United Arrows
19.	Kobe-Sanda Premium Outlets	Hyougo-ken (Osaka)	Ground Lease (2026)	40.0 %	2007	441,000	Adidas, Armani, Bally, Beams, Coach, Dolce & Gabbana, Gap Outlet, Gucci, Kate Spade New York, Marc Jacobs, Michael Kors, Nike, Prada/Miu Miu, Tod's, Tommy Hilfiger, United Arrows, Valentino
20.	Rinku Premium Outlets	Izumisano (Osaka)	Ground Lease (2031)	40.0 %	2000	512,500	Adidas, Armani, Bally, Beams, Brooks Brothers, Burberry, Coach, Dunhill, Furla, Gap Outlet, Kate Spade New York, Lanvin Collection, Michael Kors, Nike, Olive des Olive, Polo Ralph Lauren, Puma, TaylorMade, Tommy Hilfiger, United Arrows, Zara
21.	Sano Premium Outlets	Sano (Tokyo)	Fee	40.0 %	2003	390,800	Adidas, Beams, Coach, Dunhill, Etro, Furla, Gap Outlet, Gucci, Kate Spade New York, Michael Kors, Nike, TaylorMade
22.	Sendai-Izumi Premium Outlets	Izumi Park Town (Sendai)	Ground Lease (2027)	40.0 %	2008	164,200	Adidas, Beams, Coach, Gap, Polo Ralph Lauren, Tommy Hilfiger, United Arrows
23.	Shisui Premium Outlets	Shisui (Chiba)	Ground Lease (2033)	40.0 %	2013	434,600	Adidas, Beams, Citizen, Coach, Furla, Gap, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Samsonite, Tommy Hilfiger, United Arrows
24.	Toki Premium Outlets	Toki (Nagoya)	Ground Lease (2033)	40.0 %	2005	367,700	Adidas, Beams, Coach, Furla, Gap Outlet, Kate Spade New York, Nike, Olive des Olive, Polo Ralph Lauren, Puma, Timberland, Tommy Hilfiger, United Arrows
25.	Tosu Premium Outlets	Fukuoka (Kyushu)	Fee	40.0 %	2004	328,400	Adidas, Beams, Coach, Furla, Gap Outlet, Kate Spade New York, Michael Kors, Nike, Olive des Olive, Polo Ralph Lauren, Puma, Tommy Hilfiger, United Arrows
	Subtotal Japan					**3,910,000**	
	MALAYSIA						
26.	Johor Premium Outlets	Johor (Singapore)	Fee	50.0 %	2011	309,400	Adidas, Calvin Klein, Coach, DKNY, Furla, Gucci, Guess, Michael Kors, Nike, Polo Ralph Lauren, Prada, Puma, Salvatore Ferragamo, Timberland, Tommy Hilfiger, Tory Burch, Zegna
27.	Genting Highlands Premium Outlets	Kuala Lumpur	Fee	50.0 %	2017	277,500	Adidas, Coach, Furla, Kate Spade New York, Michael Kors, Nike, Polo Ralph Lauren, Puma
	Subtotal Malaysia					**586,900**	
	MEXICO						
28.	Punta Norte Premium Outlets	Mexico City	Fee	50.0 %	2004	333,000	Adidas, Calvin Klein, CH Carolina Herrera, Coach, Dolce & Gabbana, Nautica, Nike, Salvatore Ferragamo, Zegna
29.	Premium Outlets Querétaro	Querétaro	Fee	50.0 %	2019	274,800	Adidas, Adrianna Papell, Calvin Klein, Guess, Levi's, Nike, Tommy Hilfiger, True Religion, Under Armour
	Subtotal Mexico					**607,800**	
	NETHERLANDS						
	Roermond Designer Outlet Phases 2 & 3	Roermond	Fee	90.0 %	2005	173,000	Armani, Bally, Burberry, Calvin Klein, Coach, Furla, Gucci, Michael Kors, Moncler, Polo Ralph Lauren, Prada, Swarovski, Tod's, Tommy Hilfiger, UGG, Zegna
	Roermond Designer Outlet Phase 4	Roermond	Fee	46.1 %	2017	125,000	Adidas, Karl Lagerfield, Liu Jo, Longchamp, Tag Heuer, Tom Tailor, Woolrich
30.	Subtotal Roermond					298,000	
31.	Designer Outlet Roosendaal	Roosendaal	Fee	94.0 %	2017	247,500	Adidas, Calvin Klein, Esprit, Guess, Nike, Puma, S. Oliver, Tommy Hilfiger
	Subtotal Netherlands					**545,500**	

Simon Property Group, Inc.
Simon Property Group, L.P.
Property Table
International Properties

	COUNTRY/Property Name	City (Metropolitan area)	Ownership Interest	SPG Effective Ownership	Year Built	Total Gross Leasable Area (1)	Selected Tenants
	SOUTH KOREA						
32.	Yeoju Premium Outlets	Yeoju (Seoul)	Fee	50.0 %	2007	551,600	Adidas, Armani, Burberry, Chloe, Coach, Fendi, Gucci, Michael Kors, Nike, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tod's, Under Armour, Valentino, Vivienne Westwood
33.	Paju Premium Outlets	Paju (Seoul)	Ground Lease (2040)	50.0 %	2011	558,900	Adidas, Armani, Bean Pole, Calvin Klein, Coach, Jill Stuart, Lanvin Collection, Marc Jacobs, Michael Kors, Nike, Polo Ralph Lauren, Puma, Tory Burch, Under Armour, Vivienne Westwood
34.	Busan Premium Outlets	Busan	Fee	50.0 %	2013	544,200	Adidas, Armani, Bean Pole, Calvin Klein, Coach, Michael Kors, Nike, Polo Ralph Lauren, The North Face, Tommy Hilfiger
35.	Siehung Premium Outlets	Siehung	Fee	50.0 %	2017	444,400	Adidas, Armani, Bean Pole, Calvin Klein, Coach, Michael Kors, Nike, Polo Ralph Lauren, Salvatore Ferragamo, The North Face, Under Armour
36.	Jeju Premium Outlets	Jeju Province	Ground Lease (2041)	50.0 %	2021	92,000	Arcteryx, Coach, Golden Goose, Hugo Boss, J. Lindeberg, Moncler
37.	Starfield Anseong	Anseong	Fee	49.0 %	Acquired 2020	1,068,000	Shinsegae, E-Mart Traders
38.	Starfield Hanam	Hanam	Fee	17.2 %	Acquired 2020	1,709,000	Shinsegae, E-Mart Traders
	Subtotal South Korea					4,968,100	
	SPAIN						
39.	Málaga Designer Outlet	Málaga	Fee	46.1 %	2020	191,000	Adidas, Armani, Calvin Klein, Furla, Guess, Polo Ralph Lauren, Prada, Tommy Hilfiger, Under Armour
	Subtotal Spain					191,000	
	THAILAND						
40.	Siam Premium Outlets Bangkok	Bangkok	Fee	50.0 %	2020	264,000	Adidas, Balenciage, Burberry, Calvin Klein, Coach, Furla, Kate Spade New York, Nike, Skechers, Under Armour
	Subtotal Thailand					264,000	
	UNITED KINGDOM						
41.	Ashford Designer Outlet	Kent	Fee	45.0 %	2000	281,000	Adidas, Calvin Klein, Clarks, Fossil, French Connection, Guess, Kate Spade New York, Nike, Polo Ralph Lauren, Superdry, Tommy Hilfiger
42.	West Midlands Designer Outlet	Cannock (West Midlands)	Fee	23.2 %	2021	197,000	Adidas, Calvin Klein, Clarks, Coach, Guess, Kate Spade, Nike, Puma, Superdry, Tommy Hilfiger, Under Armour
	Subtotal United Kingdom					478,000	
	TOTAL INTERNATIONAL					17,278,150	

FOOTNOTES:

(1) All gross leasable area listed in square feet.

Land

We have direct or indirect ownership interests in approximately 70 acres of land held in the United States and Canada for future development.

Sustainability

Simon has integrated sustainability initiatives into our business operations: how we plan, develop, and operate our properties.

Reducing our energy consumption is a central commitment to reducing our environmental impact. In 2020, we announced the adoption of 2035 greenhouse gas emissions targets approved by the Science Based Target Initiative ("SBTi"). Our target is to reduce scope 1 and scope 2 emissions by 68% (2019 baseline), and scope 3 emissions by 20.9% (2018 baseline). We believe that our climate related risk disclosures are aligned with the recommendations of the Task Force on Climate Related Financial Disclosures established by the Financial Stability Board.

Reducing water consumption and landfill waste are also components of reducing our carbon and environmental footprint. We have already achieved our initial target of reducing water usage by 20% (2013 baseline), and we set a new target to reduce water for comparable centers by 15% by 2030, base year 2022.

The Governance and Nominating Committee of our Board of Directors ("Board") has been allocated the oversight of our sustainability policies. Additionally, the Board has delegated to the Audit Committee the oversight and the annual disclosure of our sustainability programs in the form of an annual sustainability report.

In 2025, we were once again awarded a Green Star rating (2014-2025) - the highest designation awarded for leadership in sustainability performance by the Global Real Estate Sustainability Benchmark.

To learn more about our sustainability initiatives and detailed reporting please access our latest Sustainability Report at investors.simon.com. Information in the Sustainability Report and our Company website is not incorporated herein by reference and should not be considered part of this Annual Report on Form 10-K.

Mortgages and Unsecured Debt

The following table sets forth certain information regarding the mortgages encumbering our properties, and the properties held by our domestic and international joint venture arrangements, and also our unsecured corporate debt. Substantially all of the mortgage and property related debt is nonrecourse to us.

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

Property Name	Interest Rate	Face Amount	Annual Debt Service (1)	Maturity Date
Consolidated Indebtedness:				
Secured Indebtedness:				
Arizona Mills	3.80 %	$ 91,995	$ 5,503	09/01/26
Birch Run Premium Outlets	4.21 %	123,000	5,177 (2)	02/06/26
Briarwood Mall	3.29 %	165,000	5,432 (2)	09/01/26
Calhoun Outlet Marketplace	4.17 %	15,821 (19)	1,120	06/01/26
Cherry Creek Shopping Center	3.85 %	550,000	21,175 (2)	06/01/28
City Creek Center	7.63 %	70,000	5,341 (2)	05/01/29
Dolphin Mall	5.35 % (44)	1,000,000	53,500 (2)	12/09/29 (3)
Domain, The	3.09 %	210,000	6,497 (2)	07/01/31
Ellenton Premium Outlets	6.21 %	120,000	7,450 (2)	12/01/35
Empire Mall	6.72 %	120,000	8,059 (2)	10/01/30
Gaffney Outlet Marketplace	4.17 %	25,558 (19)	1,809	06/01/26
Gloucester Premium Outlets	6.12 %	75,000	4,593 (2)	03/01/33
Great Lakes Crossing Outlets	6.52 %	180,000	11,738 (2)	02/01/33
Grove City Premium Outlets	7.31 %	140,000	10,232 (2)	12/01/28 (3)
Gulfport Premium Outlets	7.35 %	50,000	3,674 (2)	12/01/28 (3)
Gurnee Mills	3.99 %	257,710	10,283 (2)	10/01/26
Hagerstown Premium Outlets	4.26 %	68,365	2,912 (2)	02/06/26
La Reggia Designer Outlets Phases 1 & 2	4.44 % (25)	185,964 (30)	15,515	03/31/27
Lee Premium Outlets	4.17 %	43,813 (19)	3,102	06/01/26
Mall at Short Hills, The	3.48 %	1,000,000	34,800 (2)	10/01/27
Miami International Mall	7.92 %	151,980	12,037 (2)	02/06/26
Noventa Di Piave Designer Outlet Phases 1, 2, 3, 4	4.48 %	325,899 (30)	14,597 (2)	01/23/26
Ochtrup Designer Outlet	2.10 %	58,701 (30)	1,233 (2)	06/30/26
Opry Mills	4.09 %	375,000	15,345 (2)	07/01/26
Paris-Giverny Designer Outlet	4.66 % (42)	81,947 (30)	3,815 (2)	06/11/26
Parndorf Designer Outlet	2.00 %	212,307 (30)	4,246 (2)	07/04/29
Penn Square Mall	3.84 %	310,000	11,910 (2)	01/01/26
Pismo Beach Premium Outlets	3.33 %	29,393 (20)	1,922	09/06/26
Pleasant Prairie Premium Outlets	4.00 %	145,000	5,793 (2)	09/01/27
Potomac Mills	3.46 %	416,000	14,383 (2)	11/01/26
Provence Designer Outlet	4.00 % (33)	110,453 (30)	4,418 (2)	07/27/27 (3)
Queenstown Premium Outlets	3.33 %	51,635 (20)	3,376	09/06/26
Roermond Designer Outlet	3.90 %	328,726 (30)	12,814 (2)	06/06/29
Roosendaal Designer Outlets	5.40 % (24)	76,311 (30)	4,122 (2)	02/28/29 (3)
Shops at Chestnut Hill, The	6.66 %	91,404	7,871	08/31/33
South Park Mall Hotel	4.76 %	14,340	1,117	02/01/31
Southridge Mall	3.85 %	103,889	4,004 (2)	06/06/23 (8)

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

Property Name	Interest Rate		Face Amount	Annual Debt Service (1)	Maturity Date
Summit Mall	3.31 %	$	85,000	$ 2,817 (2)	10/01/26
Syosset Park	5.29 % (16)		85,000	4,494 (2)	04/01/30 (3)
Twelve Oaks Mall	4.85 %		260,737	18,987	03/06/28
University Park Village	3.85 %		48,927	3,116	05/01/28
White Oaks Mall	6.98 %		31,652	2,210 (2)	06/15/27
Williamsburg Premium Outlets	4.23 %		185,000	7,824 (2)	02/06/26
Wolfchase Galleria	4.15 %		155,152	6,433 (2)	11/01/26
Total Consolidated Secured Indebtedness		$	8,226,679		
Unsecured Indebtedness:					
Simon Property Group, L.P.					
Revolving Credit Facility - USD	4.12 % (15)	$	460,000	$ 18,973 (2)	06/30/28 (3)
Global Commercial Paper - USD	4.04 % (4)		355,000	14,337 (2)	01/22/26 (4)
Unsecured Notes - 22C	6.75 %		600,000	40,500 (14)	02/01/40
Unsecured Notes - 25C	4.75 %		550,000	26,125 (14)	03/15/42
Unsecured Notes - 28B	4.25 %		400,000	17,000 (14)	10/01/44
Unsecured Notes - 30B	3.30 %		800,000	26,400 (14)	01/15/26
Unsecured Notes - 31B	3.25 %		750,000	24,375 (14)	11/30/26
Unsecured Notes - 31C	4.25 %		550,000	23,375 (14)	11/30/46
Unsecured Notes - 32B	3.38 %		750,000	25,313 (14)	06/15/27
Unsecured Notes - 33B	3.38 %		750,000	25,313 (14)	12/01/27
Unsecured Notes - 34B	2.45 %		1,250,000	30,625 (14)	09/13/29
Unsecured Notes - 34C	3.25 %		1,250,000	40,625 (14)	09/13/49
Unsecured Notes - 35A	2.65 %		750,000	19,875 (14)	07/15/30
Unsecured Notes - 35B	3.80 %		750,000	28,500 (14)	07/15/50
Unsecured Notes - 36A	1.75 %		800,000	14,000 (14)	02/01/28
Unsecured Notes - 36B	2.20 %		700,000	15,400 (14)	02/01/31
Unsecured Notes - 37A	1.38 %		550,000	7,563 (14)	01/15/27
Unsecured Notes - 37B	2.25 %		700,000	15,750 (14)	01/15/32
Unsecured Notes - 38B	2.65 %		700,000	18,550 (14)	02/01/32
Unsecured Notes - 39A	5.50 %		650,000	35,750 (14)	03/08/33
Unsecured Notes - 39B	5.85 %		650,000	38,025 (14)	03/08/53
Unsecured Notes - 40A	6.25 %		500,000	31,250 (14)	01/15/34
Unsecured Notes - 40B	6.65 %		500,000	33,250 (14)	01/15/54
Unsecured Notes - 41A	4.75 %		1,000,000	47,500 (14)	09/26/34
Unsecured Notes - 42 A	4.38 %		700,000	30,625 (14)	10/01/30
Unsecured Notes - 42 B	5.13 %		800,000	41,000 (14)	10/01/35
Unsecured Notes - Euro 4	1.13 %		880,516 (13)	9,906 (6)	03/19/33
Unsecured Bonds - Exchangable Euro 5	3.50 % (41)		862,436 (10)	30,185 (14)	11/14/26
Euro Term Loan - 1	2.60 % (27)		410,908 (40)	10,669 (2)	03/20/27

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

Property Name	Interest Rate	Face Amount	Annual Debt Service (1)	Maturity Date
Total Consolidated Unsecured Indebtedness.		$ 20,368,860		
Total Consolidated Indebtedness at Face Amounts		$ 28,595,539		
Premium on Indebtedness		1,065		
Discount on Indebtedness.		(73,175)		
Debt Issuance Costs.		(117,853)		
Other Debt Obligations		24,599 (18)		
Total Consolidated Indebtedness		$ 28,430,175		
Our Share of Consolidated Indebtedness.		$ 27,920,880		
Joint Venture Indebtedness:				
Secured Indebtedness:				
Arundel Mills	7.70 %	$ 360,000	$ 27,724 (2)	11/01/33
Ashford Designer Outlet	4.80 % (35)	139,271 (21)	6,411 (2)	05/23/27
Aventura Mall -1	4.12 %	1,750,000	72,122 (2)	07/01/28
Aventura Mall -2	5.79 % (1)	86,500	5,006 (2)	11/25/30 (3)
Avenues, The	3.60 %	100,000	3,600 (2)	02/06/26
Busan Premium Outlets	3.64 %	132,960 (17)	4,836 (2)	04/28/28
Cape Cod Mall	6.46 %	54,000	3,486 (2)	06/01/35
Charlotte Premium Outlets	4.27 %	95,814	5,953	07/01/28
CityOn Xian.	3.60 %	76,747 (43)	25,131	03/14/29
CityOn Zhengzhou	3.85 %	104,827 (43)	4,059	03/22/32
Clarksburg Premium Outlets	3.95 %	151,387	9,169	01/01/28
Coconut Point	3.95 %	163,459	10,643	10/01/26
Colorado Mills - 1	4.28 %	99,243	15,699	11/01/26
Colorado Mills - 2	2.80 %	30,000	840 (2)	07/01/31
Concord Mills	6.55 %	227,137	17,796	11/01/32
Coral Square Residential	5.74 % (1)	37,150	3,371	04/04/28 (3)
Dadeland Mall.	3.11 %	352,638	19,879	01/05/27
Dadeland Mall Hotel	6.19 % (1)	30,000	1,856 (2)	12/30/30
Del Amo Fashion Center	3.66 %	585,000	21,396 (2)	06/01/27
Domain Westin	5.69 % (1)	60,006	3,413 (2)	08/28/32 (3)
Dover Mall.	5.57 %	76,292	4,250 (2)	08/06/26
Falls, The	3.45 %	150,000	5,175 (2)	09/01/26
Fashion Centre Pentagon	6.74 % (38)	455,000	30,672 (2)	05/09/26
Fashion Valley.	5.73 %	450,000	25,785 (2)	06/01/33
Florida Mall, The	5.99 % (36)	600,000	35,925 (2)	02/09/27 (3)
Fukaya-Hanazono Premium Outlets	0.70 %	68,304 (26)	479 (2)	10/01/32
Galleria, The	5.65 %	1,200,000	67,809 (2)	02/01/35
Gardens Mall, The.	5.63 %	205,000	11,542 (2)	07/15/28

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

Property Name	Interest Rate	Face Amount	Annual Debt Service (1)	Maturity Date
Gotemba Premium Outlets	0.31 %	$ 82,985 (26)	$ 256 (2)	05/31/27
Grapevine Mills	6.26 %	250,000	15,660 (2)	07/01/34
Hamilton Town Center	5.84 % (1)	92,663	6,526	02/24/30 (3)
International Plaza	5.04 %	575,000	28,980 (2)	11/01/30
Jakarta Premium Outlet	9.25 %	45,619	5,129	12/29/33 (3)
Johor Premium Outlet	5.13 % (7)	2,249 (9)	115 (2)	09/30/31
Katy Mills	5.77 %	124,453	9,071	08/01/32
Lakeline Residential	6.69 % (1)	28,617	1,914 (2)	01/16/29 (3)
Lehigh Valley Mall	4.06 %	168,348	11,545	11/01/27
Liberty Tree Mall	6.18 % (27)	27,644	2,077	05/03/28
Malaga Designer Outlet	4.28 % (22)	74,551 (30)	3,188 (2)	05/05/28 (3)
Mall at Rockingham Park, The	4.04 %	262,000	10,585 (2)	06/01/26
Mall at Millenia, The	5.41 %	450,000	24,345 (2)	10/15/29
Mall of New Hampshire, The	4.11 %	150,000	6,162 (2)	07/01/28 (3)
Mall at University Town Center, The	3.40 %	263,030	14,826	11/01/26
Meadowood Mall	5.70 %	99,140	8,028	12/01/26
Norfolk Premium Outlets	4.50 %	73,039	4,541	04/01/32
Northshore Mall	6.36 %	175,000	11,121 (2)	01/01/31
Paju Premium Outlets	3.75 %	38,087 (17)	25,667	03/13/27
Premium Outlet Collection Edmonton IA	3.85 % (37)	99,561 (5)	3,827 (2)	11/30/27 (3)
Premium Outlets Montréal	4.69 %	87,539 (5)	4,487	09/01/31
Quaker Bridge Mall	4.50 %	180,000	8,100 (2)	05/01/26
Queretaro Premium Outlets	11.03 %	19,921 (32)	4,782	12/20/33
Rinku Premium Outlets	0.30 %	37,663 (26)	114 (2)	07/31/27
Roermond 4 Designer Outlet	4.02 % (23)	234,804 (30)	9,433 (2)	08/18/30
Roosevelt Field Hotel	6.54 % (34)	48,800	3,700	06/29/27 (3)
Round Rock Residential	5.94 %	31,713	1,884 (2)	07/01/29
Sano Premium Outlets	1.28 %	29,046 (26)	372 (2)	02/29/28
Shisui Premium Outlets Phase 2	0.68 %	5,107 (26)	35 (2)	05/31/29
Shisui Premium Outlets Phase 3	1.03 %	16,596 (26)	171 (2)	11/30/28
Shops at Clearfork, The - 1	2.92 % (27)	145,000	4,238 (2)	03/11/30
Shops at Clearfork, The - 2	6.80 % (1)	2,250	153 (2)	03/11/30
Shops at Crystals, The	3.74 %	550,000	20,592 (2)	07/01/26
Shops at Mission Viejo, The	6.73 %	180,000	12,105 (2)	01/01/35
Siam Premium Outlets Bangkok	4.69 %	58,500 (11)	2,744 (2)	06/05/31
Siheung Premium Outlets	4.38 %	96,952 (17)	4,246 (2)	03/15/26
Silver Sands Premium Outlets	3.96 %	140,000	5,543 (2)	03/01/32
Southdale Hotel	6.04 % (1)	15,155	1,118	06/01/28
Southdale Residential	4.46 %	33,348	2,551	10/15/35

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

Property Name	Interest Rate	Face Amount	Annual Debt Service (1)	Maturity Date
Springfield Mall	4.45 %	$ 52,465	$ 2,334 (2)	10/06/25 (8)
Square One Mall	5.47 %	76,187	4,170 (2)	01/06/27
Starfield Anseong	3.75 %	237,748 (17)	8,916 (2)	02/28/28
Starfield Hanam	3.72 %	468,702 (17)	17,436 (2)	07/28/30
St. Johns Town Center	5.95 %	360,000	21,413 (2)	06/01/34
St. Johns Hotel	5.88 %	25,500	1,499 (2)	10/30/30
St. Louis Premium Outlets	4.06 %	81,887	5,387	10/06/27
Stoneridge Shopping Center	3.50 %	330,000	11,550 (2)	09/05/26
Sugarloaf Mills	8.02 %	63,882	6,617	05/01/29
Tanger Outlets Columbus	6.25 %	71,000	4,439 (2)	10/01/32
Tanger Outlets - Galveston/Houston	5.06 % (12)	60,000	3,035 (2)	06/26/30
Tosu Premium Outlets	0.97 %	39,578 (26)	385 (2)	10/31/26
Twin Cities Premium Outlets	6.70 %	95,000	6,361 (2)	11/01/34
Vancouver Designer Outlet	5.97 % (39)	120,366 (5)	6,141 (2)	12/01/27 (3)
Waterside Shops	3.86 %	154,337	5,957 (2)	04/15/26
Westfarms	7.80 %	242,000	18,864 (2)	09/06/28
West Midlands Designer Outlets	7.49 % (28)	87,464 (21)	6,551 (2)	06/06/26
Westchester, The	3.25 %	400,000	13,000 (2)	02/01/30
Woodfield Mall	6.71 %	294,000	19,730 (2)	12/01/33
Yeoju Premium Outlets	3.85 %	38,089 (17)	1,468 (2)	09/28/27
Total Joint Venture Secured Indebtedness at Face Amount		$ 16,133,320		
TMLP Indebtedness at Face Amount		258,980 (29)		
Total Joint Venture and TMLP Indebtedness at Face Amount		16,392,300		
Debt Issuance Costs		(41,527)		
Other Debt Obligations and Other		24,000		
Total Joint Venture Indebtedness		$ 16,374,773		
Our Share of Joint Venture Indebtedness		$ 7,513,924 (31)		

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

---

(1) Variable rate loans based on one-month (1M) SOFR plus interest rate spreads ranging from 110 bps to 310 bps. As of December 31, 2025, 1M SOFR was 3.6875%.Requires monthly payment of interest only.

(2) Requires monthly payment of interest only.

(3) Includes applicable extension available at the Applicable Borrower's option.

(4) Reflects the weighted average maturity date and weighted average interest rate of all outstanding tranches of commercial paper at December 31, 2025.

(5) Amount shown in USD equivalent. CAD Equivalent is 421.5 million.

(6) Requires annual payment of interest only.

(7) Variable rate loans based on Cost of Fund plus an interest rate spread of 150 bps. As of December 31, 2025, Cost of Fund was 3.63%.

(8) Mortgage is outstanding as of 12/31/2025.

(9) Amount shown in USD Equivalent. Ringgit equivalent is 9.1 million.

(10) Amount shown in USD equivalent. Euro equivalent is 734.6 million.

(11) Amount shown in USD equivalent. Baht equivalent is 1.8 billion.

(12) Variable rate loan based on 1M SOFR plus an interest rate spread of 165 bps. Through an interest rate swap agreement, 1M SOFR is currently fixed at 3.41%.

(13) Amount shown in USD equivalent. Euro equivalent is 750.0 million.

(14) Requires semi-annual payments of interest only.

(15) Credit Facility. As of December 31, 2025, the Credit Facility bears interest at a SOFR index subject to a 8 bps adjustment plus 70.0 bps credit spread. The credit facility provides for different pricing based upon our investment grade rating. Through an interest rate swap agreement, the SOFR index is currently fixed at 3.325%. As of December 31, 2025, $7.7 billion was available after outstanding borrowings and letters of credit under our Credit Facilities.

(16) Variable rate loan based on 1M SOFR plus an interest rate spread of 160 bps. Through an interest rate cap agreement, 1M SOFR is currently fixed at 5.50%.

(17) Amount shown in USD equivalent. Won Equivalent is 1.5 trillion.

(18) City of Sunrise Bond Liability (Sawgrass Mills) and purchase accounting adjustments.

(19) Loans secured by these three properties are cross-collateralized and cross-defaulted.

(20) Loans secured by these two properties are cross-collateralized and cross-defaulted.

(21) Amount shown in USD equivalent. GBP equivalent is 168.5 million.

(22) Variable rate loan based on 3M EURIBOR plus interest rate spread of 225 bps. Through an interest rate cap agreement 3M EURIBOR is capped at 3.50%.

(23) Variable rate loan based on 3M EURIBOR plus interest rate spread of 170 bps. Through an interest rate swap agreement 3M EURIBOR is fixed at 2.318%.

(24) Variable rate loan based on 3M EURIBOR plus an interest rate spread of 240 bps. Through an interest rate swap agreement, 3M EURIBOR is currently fixed at 3.00%.

(25) Variable rate loan based on 3M EURIBOR plus an interest rate spread of 250bps. Through an interest rate swap agreement, 3M Euribor is currently fixed at 1.7495% on a portion of the balance. As of December 31, 2025, 3M EURIBOR was 2.026%.

(26) Amount shown in USD Equivalent. Yen equivalent is 43.8 billion.

(27) Associated with this loan is an interest rate swap agreement that effectively fixes the interest rate on this loan at the all-in rate presented.

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

(28) Variable rate loan based on Overnight SONIA plus an interest rate spread of 250bps. Through an interest rate swap agreement, Overnight SONIA is fixed at 4.992%.

(29) Consists of one property with an interest rate of 5.65% and maturity in 2025. The mortgage was outstanding as of December 31, 2025.

(30) Amount shown in USD equivalent. Euro equivalent is 1.4 billion.

(31) Our share of total indebtedness includes a pro rata share of the mortgage debt on joint venture properties, including The Mills Limited Partnership. To the extent total indebtedness is secured by a property, it is non-recourse to us, with the exception of approximately $118.8 million of payment guarantees provided by the Operating Partnership.

(32) Amount shown in USD equivalent. Peso equivalent is 358.5 million.

(33) Variable rate loan based on 3M EURIBOR plus an interest rate spread of 200bps. Through an interest rate cap agreement, 3M Euribor is currently fixed at 2.00%.

(34) Variable rate loan based on 30 day Average SOFR plus an interest rate spread of 275 bps. As of December 31, 2025, 30 day Average SOFR was 3.7866%.

(35) Variable rate loan based on Overnight SONIA plus an interest rate spread of 215bps. Through an interest rate swap agreement, Overnight SONIA is fixed at 2.14% for a portion of the balance. As of December 31, 2025, Overnight SONIA was 3.726%.

(36) Variable rate loan based on 1M SOFR plus an interest rate spread of 230 bps. Through an interest rate cap agreement, 1M SOFR is currently fixed at 4.00%.

(37) Variable rate loan based on one-month CAD-CORRA plus an interest rate spread of 159 bps. As of December 31, 2025, CAD-CORRA was 2.30%.

(38) Variable rate loan based on 1M SOFR plus an interest rate spread of 305 bps. Through an interest rate cap agreement, 1M SOFR is currently fixed at 3.89%.

(39) Variable rate loan based on one-month CAD-CORRA plus an interest rate spread of 215 bps. Through an interest rate swap agreement, CAD-CORRA is currently fixed at 3.67% on a portion of the balance. As of December 31, 2025, CAD-CORRA was 2.30%.

(40) Amount shown in USD equivalent. Euro equivalent is 350.0 million.

(41) Notes exchangeable into ordinary shares of Klépierre S.A. at a common price of €27.0693.

(42) Variable rate loan based on 3M EURIBOR plus an interest rate spread of 270bps. Through an interest rate cap agreement, 3M Euribor is currently fixed at 1.75%.

(43) Amounts shown in USD Equivalent. CNY Equivalent is 1.3 billion.

(44) Variable rate loan based on 1M Term SOFR plus an interest rate spread of 163bps. Through interest rate swap agreements, 1M Term SOFR is currently fixed at 3.716%.

Mortgage and Unsecured Debt
As of December 31, 2025
(Dollars in thousands)

The changes in consolidated mortgages and unsecured indebtedness for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Balance, Beginning of Year.	$ 24,264,495	$ 26,033,423	$ 24,960,286
Additions during period:			
New Loan Originations.	3,665,036	1,089,989	3,610,389
Loans assumed in acquisitions and consolidation	3,344,979	318,750	—
Net (Discount)/Premium.	(6,674)	(6,910)	(43,438)
Net Debt Issuance Costs	(18,882)	(23,298)	(60,891)
Deductions during period:			
Loan Retirements.	(3,282,812)	(2,960,208)	(2,559,276)
Amortization of Net Discounts/(Premiums).	8,961	5,827	432
Debt Issuance Cost Amortization	32,291	32,477	28,660
Scheduled Principal Amortization	(13,797)	(16,278)	(16,455)
Other	(34,466)	—	—
Foreign Currency Translation	471,044	(209,277)	113,716
Balance, Close of Year	$ 28,430,175	$ 24,264,495	$ 26,033,423

Item 3. Legal Proceedings

We are involved from time-to-time in various legal and regulatory proceedings that arise in the ordinary course of our business, including, but not limited to, commercial disputes, environmental matters, and litigation in connection with transactions such as acquisitions and divestitures. We believe that current proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Simon

Market Information

Simon's common stock trades on the New York Stock Exchange under the symbol "SPG".

Holders

The number of holders of record of common stock outstanding was 957 as of January 31, 2026. The Class B common stock is subject to a voting trust in which David Simon and Eli Simon are trustees. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the occurrence of certain events and can be converted into shares of common stock at the option of the holders.

Dividends

Simon must pay a minimum amount of dividends to maintain its status as a REIT. Simon's future dividends and future distributions of the Operating Partnership will be determined by Simon's Board of Directors, in its sole discretion, based on actual and projected financial condition, liquidity and results of operations, cash available for dividends and limited partner distributions, cash reserves as deemed necessary for capital and operating expenditures, financing covenants, if any, and the amount required to maintain Simon's status as a REIT.

Common stock cash dividends paid during 2025 aggregated $8.55 per share. Common stock cash dividends during 2024 aggregated $8.10 per share. On February 2, 2026, Simon's Board of Directors declared a quarterly cash dividend for the first quarter of 2026 of $2.20 per share, payable on March 31, 2026 to shareholders of record on March 10, 2026.

We offer a dividend reinvestment plan that allows Simon's stockholders to acquire additional shares by automatically reinvesting cash dividends. Shares are acquired pursuant to the plan at a price equal to the prevailing market price of such shares, without payment of any brokerage commission or service charge.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities made by Simon during the quarter ended December 31, 2025.

Issuances Under Equity Compensation Plans

For information regarding the securities authorized for issuance under our equity compensation plans, see Item 12 of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

The following table sets forth information regarding Simon's purchases of shares of common stock during the three months ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Approximate value of shares that may yet be purchased under plans (1)
October 1, 2025 - October 31, 2025	—	$ —	—	$ 2,000,000,000
November 1, 2025 - November 30, 2025	—	$ —	—	$ 2,000,000,000
December 1, 2025 - December 31, 2025	1,246,190	$ 182.02	1,246,190	$ 1,773,173,608
	1,246,190	$ 182.02	1,246,190	

(1) On February 8, 2024, Simon's Board of Directors authorized a common stock repurchase program under which Simon was permitted to purchase up to $2.0 billion of its common stock during the two-year period commencing February 8, 2024 and ending on February 15, 2026 in the open market or in privately negotiated transactions as market conditions warrant. On February 5, 2026, Simon's Board of Directors authorized a new common stock repurchase program, which immediately replaced the existing repurchase plan. Under the new plan, Simon may purchase up to $2.0 billion

of its common stock during the period ending on February 29, 2028 in the open market or in privately negotiated transactions as market conditions warrant. As Simon repurchases shares under these programs, the Operating Partnership repurchases an equal number of units from Simon.

The Operating Partnership

Market Information

There is no established trading market for units or preferred units.

Holders

The number of holders of record of units was 232 as of January 31, 2026.

Distributions

The Operating Partnership makes distributions on its units in amounts sufficient to permit Simon to pay dividends required to maintain Simon's qualification as a REIT. Simon is required each year to distribute to its stockholders at least 90% of its REIT taxable income after certain adjustments. Future distributions will be determined by Simon's Board of Directors, in its sole discretion, based on actual and projected financial condition, liquidity and results of operations, cash available for distributions, cash reserves as deemed necessary for capital and operating expenditures, financing covenants, if any, and the distributions that may be required to maintain Simon's status as a REIT.

Distributions during 2025 aggregated $8.55 per unit. Distributions during 2024 aggregated $8.10 per unit. On February 2, 2026, Simon's Board of Directors declared a quarterly cash dividend for the first quarter of 2026 of $2.20 per share, payable on March 31, 2026 to shareholders of record on March 10, 2026. The distribution rate on the Operating Partnership's units is equal to the dividend rate on Simon's common stock.

Unregistered Sales of Equity Securities

During the quarter ended December 31, 2025, we issued 4,980,693 units in the Operating Partnership as part of the TRG Acquisition, as further discussed in Note 4. The issuance of the units was exempt from registration pursuant to Section 4(a)2 of the Securities Act of 1933, as amended.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2025, the Operating Partnership redeemed 4,079 units from three limited partners for $0.7 million in cash.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report on Form 10-K.

Overview

Simon Property Group, Inc. is an Indiana corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. REITs will generally not be liable for U.S. federal corporate income taxes as long as they distribute not less than 100% of their REIT taxable income. Simon Property Group, L.P. is our majority-owned Indiana partnership subsidiary that owns directly or indirectly all of our real estate properties and other assets. In this discussion, unless stated otherwise or the context otherwise requires, references to "Simon" mean Simon Property Group, Inc. and references to the "Operating Partnership" mean Simon Property Group, L.P. References to "we," "us" and "our" mean collectively Simon, the Operating Partnership and those entities/subsidiaries owned or controlled by Simon and/or the Operating Partnership. According to the amended and restated Operating Partnership's partnership agreement, the Operating Partnership is required to pay all expenses of Simon.

We own, develop and manage premier shopping, dining, entertainment and mixed-use destinations, which consist primarily of malls, Premium Outlets®, and The Mills®. As of December 31, 2025, we owned or held an interest in 212 income-producing properties in the United States, which consisted of 108 malls, 70 Premium Outlets, 16 Mills, six lifestyle centers, and 12 other retail properties in 38 states and Puerto Rico. In addition, we have redevelopment and expansion projects, including the addition of anchors, big box tenants, and restaurants, underway at several properties in North America, Europe and Asia. Internationally, as of December 31, 2025, we had ownership in 42 properties primarily located in Asia, Europe, and Canada. As of December 31, 2025, we also owned a 22.2% equity stake in Klépierre SA, or Klépierre, a publicly traded, Paris-based real estate company, which owns, or has an interest in, shopping centers located in 13 countries in Europe. We also have interests in investments in retail operations (such as Catalyst Brands LLC, or Catalyst); an e-commerce venture (Rue Gilt Groupe, or RGG, which operates shop.simon.com), and Jamestown (a global real estate investment and management company), collectively, our other platform investments.

As of December 31, 2024, and until October 31, 2025, we owned an 88% noncontrolling interest in The Taubman Realty Group, LLC, or TRG. As further discussed in Note 4 to the financial statements, on October 31, 2025, we acquired the remaining 12% interest which we did not previously own, or the TRG Acquisition.

We generate the majority of our lease income from retail, dining, entertainment, and other tenants including consideration received from:

- fixed minimum lease consideration and fixed common area maintenance (CAM) reimbursements, and

- variable lease consideration primarily based on tenants' reported sales, as well as reimbursements for real estate taxes, utilities, marketing and certain other items.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We invest in real estate properties to maximize total financial return which includes both operating cash flows and capital appreciation. We seek growth in earnings, funds from operations, or FFO, real estate FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- attracting and retaining high quality tenants and utilizing economies of scale to reduce operating expenses,

- expanding and re-tenanting existing highly productive locations at competitive rental rates,

- selectively acquiring or increasing our interests in high quality real estate assets or portfolios of assets,

- generating consumer traffic in our retail properties through marketing initiatives and strategic corporate alliances, and

- selling selective non-core assets.

We also grow by generating supplemental revenues from the following activities:

- establishing our properties as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

- offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,

- selling or leasing land adjacent to our properties, commonly referred to as "outlots" or "outparcels," and

- generating interest income on cash deposits and investments in loans, including those made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or redevelop properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets we believe are not adequately served by existing retail properties.

We routinely review and evaluate acquisition opportunities based on their ability to enhance our portfolio. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- generate the capital necessary to fund growth,

- maintain sufficient flexibility to access capital in many forms, both public and private, including but not limited to, having in place, the Operating Partnership's $5.0 billion unsecured revolving credit facility, or the Credit Facility, its $3.5 billion supplemental unsecured revolving credit facility, or its Supplemental Facility, and together, the Credit Facilities and its global unsecured commercial paper note program, or the Commercial Paper program, of $2.0 billion, or the non-U.S. dollar equivalent thereof, and

- manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

We consider FFO, Real Estate FFO, net operating income, or NOI, and portfolio NOI to be key measures of operating performance that are not specifically defined by accounting principles generally accepted in the United States, or GAAP. We use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies. Reconciliations of these measures to the most comparable GAAP measures are included below in this discussion.

Results Overview

Diluted earnings per share and diluted earnings per unit increased $6.91 during 2025 to $14.17 as compared to $7.26 in 2024. The increase in diluted earnings per share and diluted earnings per unit was primarily attributable to:

- improved operating performance and solid core business fundamentals in 2025, as discussed below,

- a non-cash gain of $2.9 billion, or $7.56 per diluted share/unit, related to the remeasurement of our previously held 88% noncontrolling equity interest in TRG to fair value as a result of the TRG Acquisition and a non-cash gain of $21.6 million, or $0.06 per diluted share/unit, during the fourth quarter of 2025 related to the disposition of our interest in one unconsolidated property,

- increased lease income in 2025 of $449.4 million, or $1.19 per diluted share/unit,

- increased income from unconsolidated entities of $296.8 million, or $0.79 per diluted share/unit, the majority of which is due to improved year-over-year operations from other platform investments and improved operations and core fundamentals in our other unconsolidated entities, partially offset by

- a pre-tax gain during the first quarter of 2024 on the sale of all our remaining interests in Authentic Brands Group, or ABG, of $414.8 million, or $1.10 per diluted share/unit, and a non-cash pre-tax gain of $100.5 million, or $0.27 per diluted share/unit, during the fourth quarter of 2024 related to the acquisition by J.C. Penney of the retail operations of SPARC Group, partially offset by an other-than-temporary impairment charge of $57.0 million, or $0.15 per diluted share/unit, in the fourth quarter of 2024, representing our pre-development costs associated with an unconsolidated joint venture development project,

- a net pre-tax loss in 2025 on the disposal, exchange, or revaluation of equity interests of $86.1 million, or $0.23 per diluted share/unit, primarily due to certain restructuring activities within Catalyst and the reduction in carrying value of certain equity instruments,

- increased depreciation and amortization of $161.1 million, or $0.43 per diluted share/unit, primarily due to acquisition and development activity, the majority of which relates to the TRG Acquisition,

- an unrealized unfavorable change in fair value of publicly traded equity instruments and derivative instrument, net of $88.7 million, or $0.23 per diluted share/unit, which primarily relates to movements in the fair value of the exchange option within our Klépierre exchangeable bonds,

- increased interest expense of $69.0 million, or $0.18 per diluted share/unit, primarily due to new USD and EUR bond issuances and the increase in secured debt as a result of the TRG Acquisition, partially offset by USD and EUR bond payoffs,

- decreased other income of $59.9 million, or $0.16 per diluted share/unit, primarily due to decreased interest income of $56.6 million, or $0.15 per diluted share/unit,

- increased property operating expenses in 2025 of $51.2 million, or $0.14 per diluted share/unit primarily due to the consolidation of properties in 2025 through our acquisition activity,

- increased real estate taxes in 2025 of $42.5 million, or $0.11 per diluted share/unit, primarily due to the consolidation of properties in 2025 through acquisition activity and successful property tax appeals in 2024,

- increased home and regional office costs of $28.5 million, or $0.08 per diluted share/unit, primarily due to increased personnel and compensation costs, including adjustments to performance-based stock compensation accruals to reflect current results and our expectations of future performance, and

- increased income and other tax expense of $12.5 million, or $0.03 per diluted share/unit, primarily due to transactional activity and favorable year-over-year results of operations from other platform investments.

Portfolio NOI increased 4.7% in 2025 as compared to 2024. Average base minimum rent for U.S. Malls and Premium Outlets increased 4.7% to $60.97 psf as of December 31, 2025, from $58.26 psf as of December 31, 2024. Ending occupancy for our U.S. Malls and Premium Outlets decreased 0.1% to 96.4% as of December 31, 2025, from 96.5% as of December 31, 2024.

Our effective overall borrowing rate at December 31, 2025 on our consolidated indebtedness increased 25 basis points to 3.87% as compared to 3.62% at December 31, 2024. This increase was primarily due to an increase in the effective overall borrowing rate on the fixed rate debt of 25 basis points, due to increasing benchmark rates. The weighted average years to maturity of our consolidated indebtedness was 7.0 years and 8.1 years at December 31, 2025 and 2024, respectively.

Our financing activity for the year ended December 31, 2025 included:

- increasing our borrowings under the Operating Partnership's global unsecured commercial paper program, or the Commercial Paper program by $355.0 million,

- During the fourth quarter of 2025, we exchanged 568,896 shares of Klépierre to settle the conversion of €15.4 million ($18.1 million U.S. dollar equivalent) of the Operating Partnership's exchangeable bonds. See further discussion in Note 6. The balance of the exchangeable bonds is €734.6 million ($862.4 million U.S. dollar equivalent) as of December 31, 2025,

- on October 31, 2025, as part of the TRG Acquisition as discussed in Note 4, consolidated mortgage debt increased by $3.1 billion,

- on August 19, 2025, the Operating Partnership completed the issuance of $700 million of senior unsecured notes with a fixed interest rate of 4.375% and a maturity date of October 1, 2030, and $800 million of senior unsecured notes with a fixed interest rate of 5.125% and a maturity date of October 1, 2035. A portion of the proceeds was used to redeem, at par, its $1.1 billion 3.50% senior unsecured notes at maturity on September

1, 2025. Another portion of the proceeds was used to repay the €500 million outstanding under the Supplemental Facility on October 8, 2025.

- on May 12, 2025, the Operating Partnership drew €500 million under the Supplemental Facility, and proceeds were used to fund the redemption at par of the Operating Partnership's €500 million notes maturing on May 13, 2025,

- on April 25, 2025, the Operating Partnership drew $155 million under the Credit Facility,

- on March 20, 2025, the Operating Partnership entered into a €350 million unsecured term loan with a maturity date of March 20, 2027, and swapped the interest rate to an all-in fixed rate of 2.5965% maturing on March 20, 2026. The proceeds of the term loan, along with cash on hand, were used to repay the then remaining €376 million outstanding under the Credit Facility,

- on March 13, 2025, the Operating Partnership repaid €18 million under the Credit Facility that had been outstanding on December 31, 2024,

- on January 29, 2025, the Operating Partnership drew €376 million under the Credit Facility, and used the proceeds to facilitate the acquisition of two Italian assets.

Subsequent to 2025, on January 13, 2026, the Operating Partnership completed the issuance of $800 million of senior unsecured notes with a fixed interest rate of 4.30% and a maturity date of January 15, 2031. The proceeds were used to fund the redemption at par of the Operating Partnership's $800 million notes maturing on January 15, 2026.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: ending occupancy, and average base minimum rent per square foot. We include acquired properties in this data beginning in the year of acquisition and remove disposed properties in the year of disposition. For comparative information purposes, we separate the information related to The Mills from our other U.S. operations. We also do not include any information for properties located outside the United States.

The following table sets forth these key operating statistics for domestic properties:

- properties that are consolidated in our consolidated financial statements,

- properties we account for under the equity method of accounting as joint ventures, and

- the foregoing two categories of properties on a total portfolio basis.

	2025	%/Basis Point Change (1)	2024	%/Basis Point Change (1)	2023
U.S. Malls and Premium Outlets:					
Ending Occupancy					
Consolidated	**96.4%**	**-10 bps**	96.5%	80 bps	95.7%
Unconsolidated	**96.5%**	**-10 bps**	96.6%	50 bps	96.1%
Total Portfolio	**96.4%**	**-10 bps**	96.5%	70 bps	95.8%
Average Base Minimum Rent per Square Foot					
Consolidated	**$ 58.98**	**4.2%**	$ 56.60	2.0%	$ 55.47
Unconsolidated	**$ 66.61**	**5.5%**	$ 63.12	4.2%	$ 60.59
Total Portfolio	**$ 60.97**	**4.7%**	$ 58.26	2.5%	$ 56.82
The Mills:					
Ending Occupancy	**99.2%**	**40 bps**	98.8%	100 bps	97.8%
Average Base Minimum Rent per Square Foot	**$ 41.24**	**8.7%**	$ 37.95	4.3%	$ 36.38

(1) Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

Ending Occupancy Levels and Average Base Minimum Rent per Square Foot. Ending occupancy is the percentage of gross leasable area, or GLA, which is leased as of the last day of the reporting period. We include all company owned space except for mall anchors, mall majors, mall freestanding and mall outlots in the calculation. Base

minimum rent per square foot is the average base minimum rent charge in effect for the reporting period for all tenants that would qualify to be included in ending occupancy.

Current Leasing Activities

During the twelve months ended December 31, 2025, we signed 1,112 new leases and 2,035 renewal leases (excluding recent acquisitions, mall anchors and majors, new development, redevelopment and leases with terms of one year or less) with a fixed minimum rent across our U.S. Malls and Premium Outlets portfolio, comprising approximately 11.4 million square feet, of which 8.8 million square feet related to consolidated properties. During the comparable period in 2024, we signed 1,149 new leases and 2,549 renewal leases with a fixed minimum rent, comprising approximately 13.5 million square feet, of which 10.4 million square feet related to consolidated properties. The average annual initial base minimum rent for new leases was $65.09 per square foot in 2025 and $66.61 per square foot in 2024 with an average tenant allowance on new leases of $63.92 per square foot and $60.33 per square foot, respectively.

Japan Data

The following are selected key operating statistics for our Premium Outlets in Japan. The information used to prepare these statistics has been supplied by the managing venture partner.

	December 31, 2025	%/basis point Change	December 31, 2024	%/basis point Change	December 31, 2023
Ending Occupancy	99.9%	+60 bps	99.3%	-40 bps	99.7%
Average Base Minimum Rent per Square Foot	¥ 5,581	1.27%	¥ 5,511	0.31%	¥ 5,494

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we reevaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the notes to the consolidated financial statements.

- We, as a lessor, primarily under long-term leases, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue fixed lease income on a straight-line basis over the terms of the leases, when we believe substantially all lease income, including the related straight-line rent receivable, is probable of collection. Our assessment of collectability, primarily under long-term leases, incorporates available operational performance measures such as reported sales and the aging of billed amounts as well as other publicly available information with respect to our tenant's financial condition, liquidity and capital resources. When a tenant seeks to reorganize its operations through bankruptcy proceedings, we assess the collectability of receivable balances including, among other things, the timing of a tenant's bankruptcy filing and our expectations of the assumption by the tenant in bankruptcy proceeding of leases at the Company's properties on substantially similar terms. In the event that we determine accrued receivables are not probable of collection, lease income will be recorded on a cash basis, with the corresponding tenant receivable and straight-line rent receivable charged as a direct write-off against lease income in the period of the change in our collectability determination.

- We review investment properties for impairment on a property-by-property basis to identify and evaluate events or changes in circumstances which indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, changes in a property's operational performance such as declining cash flows, occupancy or total reported sales per square foot, the Company's intent and ability to hold the related asset, and, if applicable, the remaining time to maturity of underlying financing arrangements. We measure any impairment of investment property when the estimated undiscounted operating income before

depreciation and amortization during the anticipated holding period plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over our estimate of its fair value. We also review our investments, including investments in unconsolidated entities, to identify and evaluate whether events or changes in circumstances indicate that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine the fair value of the investments are less than their carrying value and such impairment is other-than-temporary. Our evaluation of changes in economic or operating conditions and whether an impairment is other-than-temporary may include developing estimates of fair value, forecasted cash flows or operating income before depreciation and amortization. We estimate undiscounted cash flows and fair value, if applicable, using observable and unobservable data such as operating income, hold periods, estimated capitalization rates, or relevant market multiples, leasing prospects and local market information and whether certain impairments are other-than-temporary. Changes in economic and operating conditions, including changes in the financial condition of our tenants, and changes to our intent and ability to hold the related asset, that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

- To maintain Simon's status as a REIT, Simon must distribute at least 90% of its REIT taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact Simon's REIT status. In the unlikely event that we fail to maintain Simon's REIT status, and available relief provisions do not apply, Simon would be required to pay U.S. federal income taxes at regular corporate income tax rates during the period Simon did not qualify as a REIT. If Simon lost its REIT status, it could not elect to be taxed as a REIT for four taxable years following the year during which qualification was lost unless its failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded and paid during those periods.

- In the period of a significant acquisition of real estate, we make estimates as part of our valuation of the purchase price of asset acquisitions (including the components of excess investment in joint ventures) and business combinations to the various components of the acquisition based upon the fair value of each component. The most significant components of our real estate valuations are typically the determination of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and fair value of land and other intangibles, our estimates of the values of these components will affect the amount of depreciation or amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

Results of Operations

The following acquisitions, dispositions, and openings of consolidated properties affected our consolidated results in the comparative periods:

- On November 17, 2025, we acquired a 100% interest in a retail property, Phillips Place, a 132,805 square foot center in Charlotte, North Carolina.

- On October 31, 2025, we closed on the acquisition of the remaining 12% interest in TRG which we did not previously own. As a result of this acquisition, we obtained control of and consolidated TRG as of the acquisition date. TRG has an interest in 22 regional, super-regional, and outlet malls in the U.S. and Asia, 11 of which are now consolidated and 11 of which are accounted for under the equity method upon the acquisition.

- On June 27, 2025, we acquired the remaining interest in the retail component and 100% of the parking component of Brickell City Centre, resulting in the consolidation of the retail component of this property.

- On April 1, 2025, we acquired the remaining interest in Briarwood Mall from a joint venture partner, resulting in the consolidation of this property.

- On January 30, 2025, we acquired 100% interest in two luxury outlet destinations in Italy, The Mall Luxury Outlets Firenze, a 264,750 square foot center located in Leccio, nearby Florence, and The Mall Luxury Outlets Sanremo, a 122,300 square foot center located in Sanremo.

- During the fourth quarter of 2024, we acquired the remaining interest in Smith Haven Mall from a joint venture partner, resulting in the consolidation of this property.

- During the fourth quarter of 2024, we disposed of our interests in two consolidated retail properties.

- On August 15, 2024, we opened Tulsa Premium Outlets, a 338,472 square foot center in Tulsa, Oklahoma. We own 100% of this center.

- On February 6, 2024, we acquired an additional interest in Miami International Mall from a joint venture partner, resulting in the consolidation of this property.

- On April 27, 2023, we opened Paris-Giverny Designer Outlet, a 228,000 square foot center in Vernon, France. We own a 74% interest in this center.

The following acquisitions, dispositions, and openings of noncontrolling interests in joint venture entities affected our income from unconsolidated entities in the comparative periods:

- During the fourth quarter of 2025, we disposed of one retail property.

- On March 6, 2025, we opened Jakarta Premium Outlets, a 302,000 square foot center in Indonesia. We own a 50% interest in this center.

- On December 19, 2024, J.C. Penney acquired the retail operations of SPARC Group and was renamed Catalyst Brands post transaction. As a result, we recognized a non-cash pre-tax gain of $100.5 million. After the transaction, we own a 31.3% noncontrolling interest in Catalyst. Additionally, we continue to hold a 33.3% noncontrolling interest in SPARC Holdings, the former owner of SPARC Group, which now primarily holds a 25% interest in Catalyst.

- During the fourth quarter of 2024, we acquired additional 4% ownership in TRG for approximately $266.7 million by issuing 1,572,500 units in the Operating Partnership, bringing our noncontrolling interest in TRG to 88% as of December 31, 2024.

- During the first quarter of 2024, we disposed of all of our remaining interest in ABG.

- During 2023, ABG completed multiple capital transactions which resulted in the dilution of our ownership and multiple deemed disposals of a proportional interest of our investment. In addition, we sold a portion of our interest in ABG on November 29, 2023. These transactions reduced our ownership from 12.3% to 9.6% as of December 31, 2023.

- During the third quarter of 2023, we disposed of our interest in one unconsolidated retail property through foreclosure in satisfaction of its $114.8 million non-recourse loan. We recognized no gain or loss in connection with this disposal.

- During the third quarter of 2023, we acquired an additional 4% ownership in TRG for approximately $199.6 million by issuing 1,725,000 units in the Operating Partnership, bringing our noncontrolling ownership interest in TRG to 84%.

- During the third quarter of 2023, SPARC Group issued equity to a third party resulting in the dilution of our ownership to 33.3% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $145.8 million.

Year Ended December 31, 2025 vs. Year Ended December 31, 2024

Lease income increased $449.4 million during 2025, primarily due to an increase in fixed minimum lease consideration, higher occupancy, and the property transactions noted above.

Other income decreased $59.9 million, primarily due to a $56.6 million decrease in interest income, a net decrease in mixed use and franchise operations of $18.9 million and a $7.0 million decrease in lease settlements, partially offset by a $14.8 million increase in net other income primarily related to the property transactions noted above and a $7.8 million increase in land sale activity.

Property operating expense increased $51.2 million as a result of our acquisition and development activity.

Depreciation and amortization increased $161.1 million primarily due to our acquisition and development activity.

Real estate taxes increased $42.5 million primarily due to successful property tax appeals in 2024, the majority of which related to prior years, as well as our acquisition activity noted above.

Home and regional office costs increased $28.5 million and general and administrative increased $16.1 million, due to increased personnel and compensation costs, including adjustments to performance-based stock compensation accruals to reflect current results and our expectations of future performance.

Other expenses decreased $7.5 million primarily due to a net $25.3 million decrease in mixed use and franchise operations and a $5.5 million decrease in legal and other professional fees, partially offset by a $23.3 million increase in net other expenses primarily related to the property transactions.

Interest expense increased $69.0 million primarily related to an increase of $61.0 million due to new USD unsecured bond issuances in 2025 and 2024, an increase of $27.0 million related to the property transactions, and an increase of $8.8 million related to draws on the USD and Euro revolving credit facilities in 2025, partially offset by a $51.5 million decrease due to USD bond payoffs in 2025 and 2024.

A pre-tax non-cash net loss of $86.1 million was recorded during 2025, included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net, primarily related to certain restructuring activities within Catalyst and the reduction in the carrying value of certain equity interests. During 2024, we sold all of our remaining interests in ABG for cash proceeds of $1.2 billion, resulting in a pre-tax gain of $414.8 million. Additionally, in 2024 we recorded a non-cash pre-tax gain of $100.5 million upon J.C. Penney's acquisition of the retail operations of SPARC Group, an other-than-temporary impairment charge of $57.0 million, representing our pre-development costs associated with an unconsolidated joint venture development project, and a reduction in the carrying value of certain equity interests.

Income and other tax expense increased $12.5 million primarily due to improved year-over-year operations from other platform investments, partially offset by the tax impact from the gain on sale of our remaining interest in ABG during 2024 of $103.7 million, and the 2025 non-cash tax impact related to the restructuring activities within Catalyst noted above.

Income from unconsolidated entities increased $296.8 million primarily due to improved results of operations from our other platform investments and strong performance of our domestic and international joint venture properties.

We recorded net non-cash unrealized losses of $106.1 million in 2025 and $17.4 million in 2024 as a result of mark-to-market activity on publicly traded equity instruments and the change in fair value of a derivative instrument.

During 2025, we recorded a $2.9 billion gain related to the remeasurement of our previously held 88% noncontrolling equity interest in TRG to fair value as a result of the TRG Acquisition, recorded a $21.6 million non-cash gain on the disposition of one unconsolidated property, and a $2.8 million gain related to excess insurance proceeds, partially offset by a $4.0 million loss on the disposition of certain Klépierre assets. During 2024, we recorded a net loss of $75.8 million, which is primarily related to the disposition of two retail properties for a net loss of $69.8 million, an impairment on a joint venture investment of $19.3 million and a $4.1 million loss on the disposition of certain assets by Klépierre, partially offset by a gain from the disposition of a property held in the former TRG portfolio, our share of which was $10.6 million, and a $4.6 million gain on excess insurance proceeds.

Simon's net income attributable to noncontrolling interests increased $378.4 million primarily related to an increase in the limited partners' portion of the TRG Acquisition gain.

Year Ended December 31, 2024 vs. Year Ended December 31, 2023

Lease income increased $225.4 million, primarily due to an increase in fixed minimum lease consideration, higher occupancy, and the consolidation of two properties during 2024.

Other income increased $72.3 million, primarily due to a $76.4 million increase in interest income and a $13.6 million increase in land sale activity, partially offset by a decrease in franchise operations of $27.9 million.

Property operating expense increased $40.4 million as a result of inflationary cost increases and the consolidation of two properties.

Real estate taxes decreased $33.1 million primarily due to successful property tax appeals, the majority of which relates to prior years.

Advertising and promotion expense increased $17.2 million primarily due to increased programming expenses.

Home and regional office costs increased $15.7 million due to increased personnel and compensation costs.

Other expenses decreased $38.2 million primarily due to a decrease in franchise operations.

Interest expense increased $51.1 million primarily related to an increase of $81.8 million due to new USD unsecured bond issuances, an increase of $35.0 million due to the Euro exchangeable bond issuance in 2023, an increase of $6.1 million on secured debt and the effect of the balance increase of the Credit Facility during 2023 of $1.4 million, partially offset by a decrease of $46.1 million due to USD unsecured bond payoffs during 2024 and 2023, and a decrease of $27.1 million due to a Supplemental Facility repayment during 2023.

Gain due to disposal, exchange or revaluation of equity interests, net, increased $89.1 million primarily due to an increase of $414.8 million as a result of selling our remaining interest in ABG during 2024, a non-cash pre-tax $100.5 million gain due to the acquisition by J.C. Penney of the retail operations of SPARC Group, offset by the non-cash pre-tax gains on the deemed disposal of a portion of our investment in ABG of $59.1 million and SPARC Group of $145.8 million and our share of the gain on the sale of a portion of our ABG interest of $157.1 million during 2023, the other-than-temporary impairment charge of $57.0 million in 2024 representing pre-development costs associated with an unconsolidated joint venture development project, and a reduction in the carrying value of certain equity investments of $7.0 million in 2024.

Income and other tax expense decreased $58.6 million primarily due to results of operations from our other platform investments and transactions within our TRS, partially offset by the aforementioned ABG, J.C. Penney, and SPARC Group transactions which increased tax expense by $37.8 million year-over-year.

Income from unconsolidated entities decreased $168.3 million primarily due to lower results of operations from our other platform investments, partially offset by strong results and improved performance by our joint venture properties.

We recorded net non-cash unrealized losses of $17.4 million in 2024 compared to net non-cash unrealized gains of $11.9 million in 2023, as a result of mark-to-market activity on publicly traded equity instruments and the change in fair value of a derivative instrument.

During 2024, we recorded a net loss of $75.8 million, which is primarily related to the disposition of two retail properties for a net loss of $69.8 million, an impairment on a joint venture investment of $19.3 million and a $4.1 million loss on the disposition of certain assets by Klépierre, partially offset by a gain from the disposition of a property held in our TRG portfolio, our share of which was $10.6 million and a $4.6 million gain on excess insurance proceeds. During 2023, we recorded an $11.2 million loss on the disposition of certain assets by Klépierre and an impairment on a joint venture property, our share of which was $8.6 million, partially offset by an $8.7 million gain on the disposition of certain assets by a joint venture investment and an $8.1 million gain on excess insurance proceeds.

Simon's net income attributable to noncontrolling interests increased $24.2 million due to an increase in the net income of the Operating Partnership.

Liquidity and Capital Resources

Because we own long-lived income-producing assets, our financing strategy relies primarily on long-term fixed rate debt. Floating rate debt comprised 1.1% of our total consolidated debt at December 31, 2025. We also enter into interest rate protection agreements from time to time to manage our interest rate risk. We derive most of our liquidity from positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $4.5 billion in the aggregate during 2025. The Credit Facilities and the Commercial Paper program provide alternative sources of liquidity as our cash needs vary from time to time. Borrowing capacity under these sources may be increased as discussed further below.

Our balance of cash and cash equivalents decreased $577.2 million during 2025 to $823.1 million as of December 31, 2025 as further discussed below.

On December 31, 2025, we had an aggregate available borrowing capacity of approximately $7.7 billion under the Credit Facilities, net of letters of credit of $3.1 million. For the year ended December 31, 2025, the maximum aggregate outstanding balance under the Credit Facilities was $1.0 billion and the weighted average outstanding balance was $693.4 million. The weighted average interest rate was 4.30% for the year ended December 31, 2025.

Simon has historically had access to public equity markets and the Operating Partnership has historically had access to private and public, short and long-term unsecured debt markets and access to secured debt and private equity from institutional investors at the property level.

Our business model and Simon's status as a REIT require us to regularly access the debt markets to raise funds for acquisition, development and redevelopment activity, and to refinance maturing debt. Simon may also, from time to time, access the equity capital markets to accomplish our business objectives. We believe we have sufficient cash on hand and availability under the Credit Facilities and the Commercial Paper program to address our debt maturities and capital needs through 2026.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $4.5 billion during 2025. In addition, we had net proceeds from our debt financing and repayment activities of $390.4 million in 2025. These activities are further discussed below under "Financing and Debt." During 2025, we also:

- funded acquisition activity for aggregate cash consideration of $1.1 billion,

- recognized an increase in cash due to the acquisition and consolidation of property of $104.8 million,

- paid stockholder dividends and unitholder distributions totaling approximately $3.2 billion and preferred unit distributions totaling $4.5 million,

- funded consolidated capital expenditures of $934.3 million (including development and other costs of $22.2 million, redevelopment and expansion costs of $417.3 million, and tenant costs and other operational capital expenditures of $494.8 million),

- funded the redemption of $7.3 million Operating Partnership units,

- funded the repurchase of $226.8 million of Simon's common stock,

- funded investments in unconsolidated entities of $62.4 million, and

- received proceeds from the sale of equity instruments of $96.2 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and dividends to stockholders and/or distributions to partners necessary to maintain Simon's REIT qualification on a long-term basis. In addition, we expect to be able to generate or obtain capital for nonrecurring capital expenditures, such as acquisitions, major building redevelopments and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from the following, however a severe and prolonged disruption and instability in the global financial markets, including the debt and equity capital markets, may affect our ability to access necessary capital:

- excess cash generated from operating performance and working capital reserves,

- borrowings on the Credit Facilities and Commercial Paper program,

- additional secured or unsecured debt financing, or

- additional equity raised in the public or private markets.

We expect to generate positive cash flow from operations in 2026, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our tenants. A significant deterioration in projected cash flows from operations, could cause us to increase our reliance on available funds from the Credit Facilities and Commercial Paper program, further curtail planned capital expenditures, or seek other additional sources of financing.

Financing and Debt

Unsecured Debt

At December 31, 2025, our unsecured debt, excluding discounts and debt issuance costs, consisted of $19.1 billion of senior unsecured notes of the Operating Partnership, a €350 million ($410.9 million U.S. dollar equivalent) unsecured term loan, $460 million outstanding under the Credit Facility and $355 million outstanding under the Commercial Paper program.

The Credit Facility has an initial borrowing capacity of $5.0 billion, which may be increased in the form of additional commitments in the aggregate not to exceed $1.0 billion, for a total aggregate size of $6.0 billion, subject to obtaining additional lender commitments and satisfying certain customary conditions precedent. Borrowings may be denominated in U.S. dollars, Euro, Yen, Pounds, Sterling, Canadian dollars and Australian dollars. Borrowings in currencies other than the U.S. dollar are limited to 97% of the maximum revolving credit amount, as defined. The initial maturity date of the Credit Facility is June 30, 2027. The Credit Facility can be extended for two additional six-month periods to June 30, 2028, at our sole option, subject to satisfying certain customary conditions precedent.

Borrowings under the Credit Facility bear interest, at our election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment and if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by our corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the federal funds effective rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by our corporate credit rating of between 0.000% and 0.400%. The Credit Facility includes a facility fee determined by our corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Credit Facility. Based upon our current credit ratings, the interest rate on the Credit Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

The Supplemental Facility has a borrowing capacity of $3.5 billion, which may be increased to $4.5 billion during its term subject to obtaining additional lender commitments and satisfying certain customary conditions precedent and provides for borrowings denominated in U.S. dollars, Euro, Yen, Pounds, Sterling, Canadian dollars and Australian dollars. Borrowings in currencies other than the U.S. dollar are limited to 100% of the maximum revolving credit amount, as defined. The initial maturity date of the Supplemental Facility is January 31, 2029 and can be extended for an additional year to January 31, 2030 at our sole option, subject to the continued compliance with the terms thereof.

Borrowings under the Supplemental Facility bear interest, at the Company's election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, the Adjusted Term CORRA Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment, if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, and if denominated in Canadian Dollars, Daily Simple CORRA plus a benchmark adjustment or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by the Company's corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the NYFRB Rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by the Company's corporate credit rating of between 0.000% and 0.400%. The Supplemental Facility includes a facility fee determined by the Company's corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Supplemental Facility. Based upon our current credit ratings, the interest rate on the Supplemental Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

On December 31, 2025 we had an aggregate available borrowing capacity of $7.7 billion under the Credit Facilities. The maximum aggregate outstanding balance under the Facilities during the year ended December 31, 2025 was $1.0 billion and the weighted average outstanding balance was $693.4 million. Letters of credit of $3.1 million were outstanding under the Facilities as of December 31, 2025.

The Operating Partnership also has available a Commercial Paper program of $2.0 billion, or the non-U.S. dollar equivalent thereof. The Operating Partnership may issue unsecured commercial paper notes, denominated in U.S. dollars, Euro and other currencies. Notes issued in non-U.S. currencies may be issued by one or more subsidiaries of the Operating Partnership and are guaranteed by the Operating Partnership. Notes will be sold under customary terms in the U.S. and Euro commercial paper note markets and rank (either by themselves or as a result of the guarantee described above) *pari*

passu with the Operating Partnership's other unsecured senior indebtedness. The Commercial Paper program is supported by the Credit Facilities, and if necessary or appropriate, we may make one or more draws under either of the Credit Facilities to pay amounts outstanding from time to time on the Commercial Paper program. As of December 31, 2025, we had $355.0 million outstanding under the Commercial Paper program, fully comprised of U.S. dollar denominated notes with a weighted average interest rate of 4.04%. These borrowings have a weighted average maturity date of January 22, 2026 and reduced amounts otherwise available under the Credit Facilities.

Subsequent to 2025, on January 13, 2026, the Operating Partnership completed the issuance of $800 million of senior unsecured notes with a fixed interest rate of 4.30% and a maturity date of January 15, 2031. The proceeds were used to fund the redemption at par of the Operating Partnership's $800 million notes maturing on January 15, 2026.

During the fourth quarter of 2025, we exchanged 568,896 shares of Klépierre to settle the conversion of €15.4 million ($18.1 million U.S. dollar equivalent) of the Operating Partnership's exchangeable bonds. See further discussion in Note 6. The balance of the exchangeable bonds is €734.6 million ($862.4 million U.S. dollar equivalent) as of December 31, 2025.

On August 19, 2025, the Operating Partnership completed the issuance of $700 million of senior unsecured notes with a fixed interest rate of 4.375% and a maturity date of October 1, 2030, and $800 million of senior unsecured notes with a fixed interest rate of 5.125% and a maturity date of October 1, 2035. A portion of the proceeds were used to redeem, at par, its $1.1 billion 3.50% senior unsecured notes at maturity on September 1, 2025. Another portion of the proceeds were used to repay the €500 million outstanding under the Supplemental Facility on October 8, 2025.

On May 12, 2025, the Operating Partnership drew €500 million under the Supplemental Facility. The proceeds were used to fund the redemption at par of the Operating Partnerships €500 million notes maturing on May 13, 2025.

On April 25, 2025, the Operating Partnership drew $155 million under the Credit Facility.

On January 29, 2025, the Operating Partnership drew €376 million under the Credit Facility and used the proceeds to facilitate the acquisition of two Italian assets. On March 13, 2025, we repaid €18 million that had been outstanding under the Credit Facility at December 31, 2024. On March 20, 2025, the Operating Partnership entered into a €350 million unsecured term loan with a maturity date of March 20, 2027, and swapped the interest rate to an all-in fixed rate of 2.5965% which matures on March 20, 2026. The proceeds of the term loan, along with cash on hand, were used to repay the then remaining €376 million outstanding under the Credit Facility.

On October 1, 2024, the Operating Partnership completed the redemption, at par, of its $900 million 3.375% senior unsecured notes at maturity.

On September 26, 2024, the Operating Partnership completed the issuance of $1.0 billion senior unsecured notes with a fixed interest rate of 4.75% and a maturity date of September 26, 2034.

On September 13, 2024, the Operating Partnership completed the redemption, at par, of its $1.0 billion 2.00% senior unsecured notes at maturity.

On February 1, 2024, the Operating Partnership completed the redemption, at par, of its $600 million 3.75% senior unsecured notes at maturity.

Mortgage Debt

Total mortgage indebtedness was $8.2 billion and $5.0 billion at December 31, 2025 and 2024, respectively. On October 31, 2025, as part of the TRG Acquisition, discussed in Note 4, consolidated mortgage debt increased $3.1 billion.

Covenants

Our unsecured debt agreements contain financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender, including adjustments to the applicable interest rate. As of December 31, 2025, we were in compliance with all covenants of our unsecured debt.

At December 31, 2025, our consolidated subsidiaries were the borrowers under 41 non-recourse mortgage notes secured by mortgages on 44 properties and other assets, including two separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of five properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties that serve as collateral for that debt.

If the applicable borrower under these non-recourse mortgage notes were to fail to comply with these covenants, the lender could accelerate the debt and enforce its rights against their collateral. At December 31, 2025, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually or in the aggregate, giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, liquidity or results of operations.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2025 and 2024, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2025	Effective Weighted Average Interest Rate(1)	Adjusted Balance as of December 31, 2024	Effective Weighted Average Interest Rate(1)
Fixed Rate	$ 28,119,149	3.86%	$ 24,035,060	3.61%
Variable Rate	311,026	4.58%	229,435	5.47%
	$ 28,430,175	3.87%	$ 24,264,495	3.62%

(1) Effective weighted average interest rate excludes the impact of net discounts and debt issuance costs.

Contractual Obligations and Off-balance Sheet Arrangements

In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2025, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2026	2027-2028	2029-2030	After 2030	Total
Long Term Debt (1)	$ 5,905,606	$ 6,233,424	$ 4,597,895	$ 11,858,614	$ 28,595,539
Interest Payments (2)	995,161	1,554,115	1,197,891	4,914,372	8,661,539
Lease Commitments (3)	51,853	104,322	104,758	1,534,279	1,795,212

(1) Represents principal maturities only and, therefore, excludes net discounts and debt issuance costs.

(2) Variable rate interest payments are estimated based on the SOFR or other applicable rate at December 31, 2025.

(3) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options, unless reasonably certain of exercise.

Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 6 of the notes to the consolidated financial statements. Our joint ventures typically fund their cash needs through secured non-recourse debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2025, the Operating Partnership guaranteed joint venture-related mortgage indebtedness of $118.8 million. Mortgages guaranteed by the Operating Partnership are secured by the property of the joint venture which could be sold in order to satisfy the outstanding obligation and which has an estimated fair value in excess of the guaranteed amount. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

Acquisitions and Dispositions

Buy-sell, marketing rights, and other exit mechanisms are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. We and our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy our partner's interest. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions.

On November 17, 2025, we completed the acquisition of a 100% interest in a retail property, Phillips Place, located in Charlotte, North Carolina. The cash consideration including working capital was $143.8 million. The property is unencumbered.

On October 31, 2025, we closed on the acquisition of the remaining 12% interest in TRG which we did not previously own in exchange for approximately 5.06 million units in the Operating Partnership. As a result of this acquisition, we obtained control of and consolidated TRG as of the acquisition date. TRG had an interest in 22 regional, super-regional, and outlet malls in the U.S. and Asia, 11 of which are now consolidated and 11 of which are accounted for under the equity method upon the acquisition. This acquisition aligns with our strategy of owning high-quality assets, unlocking operational synergies and driving further innovation. Refer to Note 4 for additional information regarding the assets acquired and liabilities assumed.

On June 27, 2025, we acquired the remaining 75% interest in the retail component and 100% of the parking component of Brickell City Centre, resulting in the consolidation of the retail component which had previously been accounted for under the equity method. The cash consideration for this transaction, including working capital, was $497.7 million. Cash acquired was $24.0 million.

On April 1, 2025, we acquired the remaining interest in Briarwood Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction, including working capital, was $9.2 million. Cash acquired was $14.7 million. The property is subject to a $165 million 3.29% fixed rate mortgage loan.

On January 30, 2025, we completed the acquisition of a 100% interest in two luxury outlet destinations in Italy, one in Leccio, nearby Florence, and the other in Sanremo, on the Italian riviera. The acquisition price was €350 million, subject to customary working capital adjustments.

During the fourth quarter of 2024, we acquired the remaining interest in Smith Haven Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction was $56.1 million, which includes cash acquired of $35.8 million. The property was subject to a $160.8 million 8.10% variable rate mortgage loan. This mortgage loan was paid off prior to December 31, 2024.

On February 6, 2024 we acquired an additional interest in Miami International Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction was de minimis. The property is subject to a $158.0 million 6.92% fixed rate mortgage loan.

Dispositions. We may continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not a primary retail venue within their trade area.

During 2025, we disposed of our interest in one unconsolidated retail property in satisfaction of its $84.3 million non-recourse mortgage loan, resulting in a gain of $21.6 million.

During 2024, we disposed of our interests in two consolidated properties and one unconsolidated entity. The combined total proceeds from these transactions were $55.2 million, resulting in a net loss of $67.2 million.

During 2023, we disposed of our interest in one unconsolidated retail property through foreclosure in satisfaction of the $114.8 million non-recourse mortgage loan. We recognized no gain or loss in connection with this disposal.

Joint Venture Formation Activity and Other Investment Activity

During the fourth quarter of 2024, we acquired an additional 4% ownership in TRG for approximately $266.7 million by issuing 1,572,500 units in the Operating Partnership, bringing our noncontrolling ownership interest in TRG to 88%. In the third quarter of 2023, we acquired an additional 4% ownership in TRG for approximately $199.6 million by issuing 1,725,000 units in the Operating Partnership. Neither transaction included or resulted in any change to the rights and obligations or decision making authority of the members of the TRG partnership.

During the fourth quarter of 2024, J.C. Penney completed an all-equity transaction where it acquired the retail operations of SPARC Group, resulting in the recognition of a non-cash pre-tax gain by SPARC Holdings, our share of which, after eliminations, was $100.5 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. The combined business was renamed Catalyst post transaction. This non-cash investment activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $25.1 million, which is included in income and

other tax expense in the consolidated statement of operations and comprehensive income. As of December 31, 2025 and 2024, we own a 31.3% noncontrolling interest in Catalyst. Additionally, we continue to hold a 33.3% noncontrolling interest in SPARC Holdings, the former owner of SPARC Group, which now primarily holds a 25% interest in Catalyst.

During the third quarter of 2023, SPARC Group issued equity to a third party resulting in the dilution of our ownership to 33.3% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $145.8 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $36.9 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the second quarter of 2024, we participated in the formation of a joint venture, Phoenix Retail, LLC, to acquire the Express Retail Company from the previous owner on June 21, 2024, in a bankruptcy proceeding, and operate Express and Bonobos direct-to-consumer business in the United States. There was no cash consideration transferred for our 39.4%, non-controlling interest and non-cash consideration was de minimis.

During the first quarter of 2024, we sold all of our remaining interest in ABG for cash proceeds of $1.2 billion, resulting in a pre-tax gain of $414.8 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net, in the consolidated statement of operations. In connection with this transaction, we recorded tax expense of $103.7 million, which is included in income and other expense in the consolidated statement of operations.

During the fourth quarter of 2023, we sold a portion of our interest in ABG, resulting in a pre-tax gain of $157.1 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net, in the consolidated statement of operations. In connection with this transaction, we recorded tax expense of $39.3 million which is included in income and other tax expense in the consolidated statement of operations and comprehensive income. Concurrently, ABG completed a capital transaction resulting in the dilution of our ownership to approximately 9.6% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $10.3 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $2.6 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the third quarter of 2023, ABG completed a capital transaction resulting in the dilution of our ownership from approximately 11.8% to approximately 11.7% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $12.4 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $3.1 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the second quarter of 2023, ABG completed a capital transaction resulting in a dilution of our ownership and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $36.4 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $9.1 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

Development Activity

We routinely incur costs related to construction for significant redevelopment and expansion projects at our properties. Redevelopment and expansion projects, including the addition of anchors, big box tenants, and restaurants are underway at several properties in North America, Europe, and Asia.

Construction continues on certain redevelopment and new development projects in the U.S. and internationally that are nearing completion. Our share of the costs of all new development, redevelopment and expansion projects currently under construction is approximately $1.5 billion. Simon's share of remaining net cash funding required to complete the new development and redevelopment projects currently under construction is approximately $539 million. We expect to fund these capital projects with cash flows from operations. We seek a stabilized return on invested capital in the range of 8-10% for all of our new development, expansion and redevelopment projects.

Summary of Capital Expenditures. The following table summarizes total capital expenditures on consolidated properties on a cash basis (in millions):

	2025	2024	2023
New Developments	$ 22	$ 75	$ 156
Redevelopments and Expansions	417	321	328
Tenant Allowances	242	191	209
Operational Capital Expenditures	253	169	100
Total	$ 934	$ 756	$ 793

International Development Activity

We typically reinvest net cash flow from our international joint ventures to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded most of our foreign investments with local currency-denominated borrowings that act as a natural hedge against fluctuations in exchange rates. Our consolidated net income exposure to changes in the volatility of the Euro, Yen, Peso, Won, and other foreign currencies is not material. We expect our share of estimated committed capital for international development projects to be completed with projected delivery in 2026 or 2027 is $4 million, primarily funded through reinvested joint venture cash flow and construction loans.

The following table describes recently completed and new development and expansion projects as well as our share of the estimated total cost as of December 31, 2025 (in millions):

Property	Location	Gross Leasable Area (sqft)	Our Ownership Percentage	Our Share of Projected Net Cost (in Local Currency)	Our Share of Projected Net Cost (in USD) (1)	Projected/Actual Opening Date
New Development Projects:						
Jakarta Premium Outlets	Jakarta, Indonesia	302,000	50%	IDR 931,782	$ 55.8	Opened Mar. - 2025

(1)   USD equivalent based upon December 31, 2025 foreign currency exchange rates.

Dividends, Distributions and Stock Repurchase Program

Simon paid a common stock dividend of $2.20 per share in the fourth quarter of 2025 and $8.55 per share for the year ended December 31, 2025. The Operating Partnership paid distributions per unit for the same amounts. In 2024, Simon paid dividends of $2.10 and $8.10 per share for the three and twelve month periods ended December 31, 2024, respectively. The Operating Partnership paid distributions per unit for the same amounts. On February 2, 2026, Simon's Board of Directors declared a quarterly cash dividend for the first quarter of 2026 of $2.20 per share, payable on March 31, 2026 to shareholders of record on March 10, 2026. The distribution rate on units is equal to the dividend rate on common stock. In order to maintain its status as a REIT, Simon must pay a minimum amount of dividends. Simon's future dividends and the Operating Partnership's future distributions will be determined by Simon's Board of Directors, in its sole discretion, based on actual and projected financial condition, liquidity and results of operations, cash available for dividends and limited partner distributions, cash reserves as deemed necessary for capital and operating expenditures, financing covenants, if any, and the amount required to maintain Simon's status as a REIT.

On February 8, 2024, Simon's Board of Directors authorized a common stock repurchase program under which Simon was permitted to purchase up to $2.0 billion of its common stock during the two-year period commencing February 8, 2024 and ending on February 15, 2026 in the open market or in privately negotiated transactions as market conditions warrant. During the year ended December 31, 2025, Simon purchased 1,246,190 shares at an average price of $182.02 per share. During the year ended December 31, 2024, no shares were repurchased under this plan.

On February 5, 2026, Simon's Board of Directors authorized a new common stock repurchase program, which immediately replaced the existing repurchase plan. Under the plan, Simon may purchase up to $2.0 billion of its common stock during the period ending on February 29, 2028 in the open market or in privately negotiated transactions as market conditions warrant. As Simon repurchases shares under these programs, the Operating Partnership repurchases an equal number of units from Simon.

Forward-Looking Statements

Certain statements made in this annual report on Form 10-K may be deemed "forward–looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in any forward–looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained, and it is possible that the Company's actual results may differ materially from those indicated by these forward–looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: the intensely competitive market environment in the retail real estate industry and the retail industry, including e-commerce; the inability to renew leases and relet vacant space at existing properties on favorable terms; the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise; the potential loss of anchor stores or major tenants; an increase in vacant space at our properties; the loss of key management personnel; changes in economic and market conditions that may adversely affect the general retail environment, including but not limited to those caused by inflation, the impact of tariffs and global trade disruptions on us to the extent impacting our tenants, recessionary pressures, wars, escalating geopolitical tensions as a result of the war in Ukraine and the conflicts in the Middle East, and supply chain disruptions; the potential for violence, civil unrest, criminal activity or terrorist activities at our properties; the availability of comprehensive insurance coverage; security breaches that could compromise our information technology or infrastructure; changes in market rates of interest; our international activities subjecting us to risks that are different from or greater than those associated with our domestic operations, including changes in foreign exchange rates; the impact of our substantial indebtedness on our future operations, including covenants in the governing agreements that impose restrictions on us that may affect our ability to operate freely; any disruption in the financial markets that may adversely affect our ability to access capital for growth and satisfy our ongoing debt service requirements; any change in our credit rating; our continued ability to maintain our status as a REIT; changes in tax laws or regulations that result in adverse tax consequences; risks associated with the acquisition, development, redevelopment, expansion, leasing and management of properties; the inability to lease newly developed properties on favorable terms; risks relating to our joint venture properties, including guarantees of certain joint venture indebtedness; the effects of climate change; environmental liabilities; natural or other disasters; uncertainties regarding the impact of pandemics, epidemics or public health crises, and the associated governmental restrictions on our business, financial condition, results of operations, cash flow and liquidity; and general risks related to real estate investments, including the illiquidity of real estate investments. The Company discusses these and other risks and uncertainties under the heading "Risk Factors" in Part 1, Item 1A of this Annual Report on Form 10-K. The Company may update that discussion in subsequent other periodic reports, but except as required by law, the Company undertakes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measures

Industry practice is to evaluate real estate properties in part based on performance measures such as FFO, real estate FFO, diluted FFO per share, real estate FFO per share, NOI, beneficial interest of combined NOI and portfolio NOI. We believe that these non-GAAP measures are helpful to investors because they are widely recognized measures of the performance of REITs and provide a relevant basis for comparison among REITs. We also use these measures internally to measure the operating performance of our portfolio. We are providing different components of NOI, such as Portfolio NOI (a component of beneficial interest of combined NOI that relates to the operational performance of our global real estate portfolio), to provide investors with disaggregated information to further differentiate our global real estate portfolio performance from corporate and other platform investments.

We determine FFO based upon the definition set forth by the National Association of Real Estate Investment Trusts ("NAREIT") Funds From Operations White Paper – 2018 Restatement. Our main business includes acquiring, owning, operating, developing, and redeveloping real estate in conjunction with the rental of real estate. Gains and losses of assets incidental to our main business are included in FFO. We determine FFO to be our share of consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,

- excluding gains and losses from extraordinary items,

- excluding gains and losses from the acquisition of controlling interest, sale, disposal or property insurance recoveries of, or any impairment related to, depreciable retail operating properties,

- plus the allocable portion of FFO of unconsolidated joint ventures based upon economic ownership interest, and

- all determined on a consistent basis in accordance with GAAP.

We determine real estate FFO utilizing the definition of FFO as stated above excluding the impact of operations from

- other platform investments, net of tax,

- (loss) gain due to disposal, exchange, or revaluation of equity interests, net of tax, and

- unrealized gains or losses in fair value of publicly traded equity instruments and derivative instrument.

You should understand that our computations of these non-GAAP measures might not be comparable to similar measures reported by other REITs and that these non-GAAP measures:

- do not represent cash flow from operations as defined by GAAP,

- should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and

- are not an alternative to cash flows as a measure of liquidity.

The following schedule reconciles total FFO and real estate FFO to consolidated net income and, for Simon, diluted net income per share to diluted FFO per share and real estate FFO per share.

	2025	2024	2023
	(in thousands)		
Consolidated Net Income	$ 5,364,120	$ 2,729,021	$ 2,617,018
Adjustments to Arrive at FFO:			
Depreciation and amortization from consolidated properties	1,410,595	1,250,440	1,250,550
Our share of depreciation and amortization from unconsolidated entities, including Klépierre, TRG and other corporate investments	811,690	848,188	841,862
(Gain) loss on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	(2,887,460)	75,818	3,056
Net (gain) loss attributable to noncontrolling interest holders in properties	(4,815)	1,641	1,336
Noncontrolling interests portion of depreciation and amortization	(26,322)	(23,367)	(22,719)
Preferred distributions and dividends.	(4,503)	(4,897)	(5,237)
FFO of the Operating Partnership	$ 4,663,305	$ 4,876,844	$ 4,685,866
FFO allocable to limited partners.	636,189	640,886	597,727
Dilutive FFO allocable to common stockholders	$ 4,027,116	$ 4,235,958	$ 4,088,139
FFO of the Operating Partnership	4,663,305	4,876,844	4,685,866
Loss (gain) due to disposal, exchange, or revaluation of equity interests, net of tax.	66,981	(386,417)	(271,009)
Other platform investments, net of tax	(24,590)	88,902	6,166
Unrealized losses (gains) in fair value of publicly traded equity instruments and derivative instrument, net.	106,082	17,392	(11,892)
Real Estate FFO.	$ 4,811,778	$ 4,596,721	$ 4,409,131
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	$ 14.17	$ 7.26	$ 6.98
Depreciation and amortization from consolidated properties and our share of depreciation and amortization from unconsolidated entities, including Klépierre, TRG and other corporate investments, net of noncontrolling interests portion of depreciation and amortization	5.81	5.53	5.52
(Gain) loss on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net.	(7.64)	0.20	0.01
Diluted FFO per share.	$ 12.34	$ 12.99	$ 12.51
Loss (gain) due to disposal, exchange, or revaluation of equity interests, net of tax.	0.18	(1.03)	$ (0.72)
Other platform investments, net of tax	(0.07)	0.23	0.02
Unrealized losses (gains) in fair value of publicly traded equity instruments and derivative instrument, net.	0.28	0.05	(0.03)
Real Estate FFO per share	$ 12.73	$ 12.24	$ 11.78
Basic and Diluted weighted average shares outstanding	326,367	326,097	326,808
Weighted average limited partnership units outstanding	51,558	49,338	47,782
Basic and Diluted weighted average shares and units outstanding.	377,925	375,435	374,590

The following schedule reconciles consolidated net income to our beneficial share of NOI.

	For the Year Ended December 31,	
	2025	**2024**
	(in thousands)	
Reconciliation of NOI of consolidated entities:		
Consolidated Net Income	**$ 5,364,120**	$ 2,729,021
Income and other tax expense	**35,788**	23,262
Loss (gain) due to disposal, exchange, or revaluation of equity interests, net.	**86,119**	(451,172)
Interest expense	**974,835**	905,797
Income from unconsolidated entities	**(504,088)**	(207,322)
Unrealized losses in fair value of publicly traded equity instruments and derivative instrument, net	**106,082**	17,392
(Gain) loss on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	**(2,887,460)**	75,818
Operating Income Before Other Items	**3,175,396**	3,092,796
Depreciation and amortization	**1,426,423**	1,265,340
Home and regional office costs	**251,748**	223,277
General and administrative	**60,888**	44,743
Other expenses (1)	**260**	818
NOI of consolidated entities	**$ 4,914,715**	$ 4,626,974
Less: Noncontrolling interest partners share of NOI	**(43,016)**	(32,605)
Beneficial NOI of consolidated entities	**$ 4,871,699**	$ 4,594,369
Reconciliation of NOI of unconsolidated entities:		
Net Income	**$ 917,853**	$ 707,246
Interest expense	**719,938**	711,402
(Gain) loss on sale or disposal of, or recovery on, assets and interests in unconsolidated entities, net.	**(23,865)**	36,536
Operating Income Before Other Items	**1,613,926**	1,455,184
Depreciation and amortization	**653,488**	636,218
Other expenses (2)	**—**	73,152
NOI of unconsolidated entities	**$ 2,267,414**	$ 2,164,554
Less: Joint Venture partners share of NOI	**(1,181,628)**	(1,134,573)
Beneficial NOI of unconsolidated entities	**$ 1,085,786**	$ 1,029,981
Add: Beneficial interest of NOI from TRG (3)	**459,090**	533,009
Add: Beneficial interest of NOI from other platform investments and investments	**414,129**	208,043
Beneficial interest of Combined NOI	**$ 6,830,704**	$ 6,365,402
Less: Beneficial interest of Corporate and Other NOI Sources (4)	**299,387**	313,566
Less: Beneficial interest of NOI from other platform investments (5)	**150,336**	(42,094)
Less: Beneficial interest of NOI from Investments (6)	**263,793**	250,049
Beneficial interest of Portfolio NOI	**$ 6,117,188**	$ 5,843,881
Beneficial interest of Portfolio NOI Change	**4.7 %**	

(1) Represents the write-off of pre-development costs in consolidated entities.

(2) Represents the gross amount of write-offs at unconsolidated entities of pre-development costs, our share of which was $57.0 million, including costs that SPG has capitalized outside of the venture, for the year ended December 31, 2024.

(3) Beneficial interest of NOI from TRG prior to the TRG Acquisition.

(4) Includes income components excluded from portfolio NOI and domestic property NOI (domestic lease termination income, interest income, land sale gains, straight line lease income, above/below market lease adjustments), Simon management company revenues, foreign exchange impact, and other assets.

(5) Other platform investments include retail operations (Catalyst), an e-commerce company (Rue Gilt Groupe, or RGG), and a global real estate investment and management company (Jamestown).

(6) Includes our share of NOI of Klépierre (at constant currency) and other corporate investments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of anticipated issuances of senior notes. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily SOFR. Based upon consolidated indebtedness and interest rates at December 31, 2025, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $0.2 million, and would decrease the fair value of debt by approximately $754.7 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Simon Property Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Simon Property Group, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Simon Property Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include, for the period from the acquisition date of October 31, 2025 through December 31, 2025, the internal controls of The Taubman Realty Group, LLC, which is included in the 2025 consolidated financial statements of Simon Property Group, Inc. and constituted 26% of total assets as of December 31, 2025 and 2% of revenues for the year then ended. Our audit of internal control over financial reporting of Simon Property Group, Inc. also did not include an evaluation of the internal control over financial reporting of The Taubman Realty Group, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Simon Property Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles**.**

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Investment Properties for Impairment

Description of the Matter

At December 31, 2025, the Company's consolidated net investment properties totaled $30.2 billion. As discussed in Note 3 to the consolidated financial statements, the Company reviews investment properties for impairment on a property-by-property basis to identify and evaluate events or changes in circumstances that indicate the carrying value of an investment property may not be recoverable. The Company estimates undiscounted cash flows of an investment property using observable and unobservable inputs such as forecasted operating income before depreciation and amortization over an estimated hold period, estimated capitalization rates, leasing prospects and local market information.

Auditing management's evaluation of certain investment properties for impairment was complex due to the estimation uncertainty in determining the undiscounted cash flows of an investment property. In particular, the impairment evaluation for certain investment properties was sensitive to significant assumptions such as capitalization rates, which can be affected by expectations about future market or economic conditions, demand, and competition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for evaluating investment properties for impairment, including controls over management's review of the significant assumptions described above.

To test the Company's evaluation of investment properties for impairment, we performed audit procedures that included, among others, assessing the methodologies applied, evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by management in its analysis. We compared the significant assumptions used by management to current industry and economic trends, relevant market information, and other applicable sources. We also involved a valuation specialist to assist in evaluating certain assumptions. In addition, we compared the forecasted operating income before depreciation and amortization to historical actual results and evaluated significant variances, including consideration of the current economic environment. As part of our evaluation, we assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the undiscounted cash flows of the related investment property that would result from changes in the assumptions.

Acquisition of the Remaining Interest in The Taubman Realty Group

Description of the Matter

On October 31, 2025, the Company completed its acquisition of the remaining 12% ownership interest in The Taubman Realty Group (TRG) for consideration of approximately $0.9 billion, as described in Note 4 of the consolidated financial statements. The Company accounted for this acquisition as a business combination. As the valuation of assets acquired and liabilities assumed as of December 31, 2025 was not yet finalized, the purchase price was recorded based on preliminary estimates of the fair values of the assets acquired, liabilities assumed, and noncontrolling interests. TRG held interests in both consolidated and unconsolidated investment properties and, as described in Note 4, the preliminary estimation of the fair value required determining the values for both consolidated and unconsolidated investments. The Company derived the estimated fair value of investments in consolidated and unconsolidated entities by utilizing various observable and unobservable inputs, such as historical and forecasted operating income before depreciation and amortization, and estimated capitalization rates.

Auditing management's preliminary determination of the estimated fair value of investments by property was complex due to the judgmental nature of assumptions made by management. In particular, this preliminary fair value determination was sensitive to the use of capitalization rates as a significant assumption.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process for the determination of the preliminary estimated fair value of investments by property, including controls over management's review of the estimated capitalization rates described above.

To test the Company's determination of the preliminary fair value of investments by property, we performed audit procedures that included, among others, assessing the methodology applied, evaluating the estimated capitalization rates, and testing the completeness and accuracy of data used by management in its calculation. We compared the significant assumption used by management to current industry and economic trends, relevant market information, and other applicable sources. We also involved a valuation specialist to assist in evaluating the estimated capitalization rates for certain properties. As part of our evaluation, we performed sensitivity analyses of estimated capitalization rates to evaluate the changes in the preliminary fair value that would result from changes in the assumption.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Indianapolis, Indiana
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Partners of Simon Property Group, L.P. and the Board of Directors of Simon Property Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Simon Property Group, L.P.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Simon Property Group, L.P. (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include, for the period from the acquisition date of October 31, 2025 through December 31, 2025, the internal controls of The Taubman Realty Group, LLC, which is included in the 2025 consolidated financial statements of Simon Property Group, L.P. and constituted 26% of total assets as of December 31, 2025 and 2% of revenues for the year then ended. Our audit of internal control over financial reporting of Simon Property Group, L.P. also did not include an evaluation of the internal control over financial reporting of The Taubman Realty Group, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Partners of Simon Property Group, L.P. and the Board of Directors of Simon Property Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Simon Property Group, L.P. (the Partnership) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of Investment Properties for Impairment

Description of the Matter	At December 31, 2025, the Partnership's consolidated net investment properties totaled $30.2 billion. As discussed in Note 3 to the consolidated financial statements, the Partnership reviews investment properties for impairment on a property-by-property basis to identify and evaluate events or changes in circumstances that indicate the carrying value of an investment property may not be recoverable. The Partnership estimates undiscounted cash flows of an investment property using observable and unobservable inputs such as forecasted operating income before depreciation and amortization over an estimated hold period, estimated capitalization rates, leasing prospects and local market information.
	Auditing management's evaluation of certain investment properties for impairment was complex due to the estimation uncertainty in determining the undiscounted cash flows of an investment property. In particular, the impairment evaluation for certain investment properties was sensitive to significant assumptions such as capitalization rates, which can be affected by expectations about future market or economic conditions, demand, and competition.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Partnership's process for evaluating investment properties for impairment, including controls over management's review of the significant assumptions described above.
	To test the Partnership's evaluation of investment properties for impairment, we performed audit procedures that included, among others, assessing the methodologies applied, evaluating the significant assumptions discussed above and testing the completeness and accuracy of the underlying data used by management in its analysis. We compared the significant assumptions used by management to current industry and economic trends, relevant market information, and other applicable sources. We also involved a valuation specialist to assist in evaluating certain assumptions. In addition, we compared the forecasted operating income before depreciation and amortization to historical actual results and evaluated significant variances, including consideration of the current economic environment. As part of our evaluation, we assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the undiscounted cash flows of the related investment property that would result from changes in the assumptions.

Acquisition of the Remaining Interest in The Taubman Realty Group

Description of the Matter	On October 31, 2025, the Partnership completed its acquisition of the remaining 12% ownership interest in The Taubman Realty Group (TRG) for consideration of approximately $0.9 billion, as described in Note 4 of the consolidated financial statements. The Partnership accounted for this acquisition as a business combination. As the valuation of assets acquired and liabilities assumed as of December 31, 2025 was not yet finalized, the purchase price was recorded based on preliminary estimates of the fair values of the assets acquired, liabilities assumed, and noncontrolling interests. TRG held interests in both consolidated and unconsolidated investment properties and, as described in Note 4, the preliminary estimation of the fair value required determining the values for both consolidated and unconsolidated investments. The Partnership derived the estimated fair value of investments in consolidated and unconsolidated entities by utilizing various observable and unobservable inputs, such as historical and forecasted operating income before depreciation and amortization, and estimated capitalization rates.
	Auditing management's preliminary determination of the estimated fair value of investments by property was complex due to the judgmental nature of assumptions made by management. In particular, this preliminary fair value determination was sensitive to the use of capitalization rates as a significant assumption.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Partnership's process for the determination of the preliminary estimated fair value of investments by property, including controls over management's review of the estimated capitalization rates described above.
	To test the Partnership's determination of the preliminary fair value of investments by property, we performed audit procedures that included, among others, assessing the methodology applied, evaluating the estimated capitalization rates, and testing the completeness and accuracy of data used by management in its calculation. We compared the significant assumption used by management to current industry and economic trends, relevant market information, and other applicable sources. We also involved a valuation specialist to assist in evaluating the estimated capitalization rates for certain properties. As part of our evaluation, we performed sensitivity analyses of estimated capitalization rates to evaluate the changes in the preliminary fair value that would result from changes in the assumption.

/s/ ERNST & YOUNG LLP

We have served as the Partnership's auditor since 2002.

Indianapolis, Indiana
February 25, 2026

Simon Property Group, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS:		
Investment properties, at cost	$ 50,946,067	$ 40,242,392
Less - accumulated depreciation	20,701,510	19,047,078
	30,244,557	21,195,314
Cash and cash equivalents	823,147	1,400,345
Tenant receivables and accrued revenue, net	934,077	796,513
Investment in other unconsolidated entities, at equity	4,362,339	2,670,739
Investment in Klépierre, at equity	1,505,377	1,384,267
Investment in TRG, at equity	—	3,069,297
Right-of-use assets, net	755,934	519,607
Deferred costs and other assets	1,981,035	1,369,609
Total assets	$ 40,606,466	$ 32,405,691
LIABILITIES:		
Mortgages and unsecured indebtedness	$ 28,430,175	$ 24,264,495
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,954,402	1,712,465
Cash distributions and losses in unconsolidated entities, at equity	1,739,418	1,680,431
Dividend payable	2,723	2,410
Lease liabilities	756,539	520,283
Other liabilities	1,017,816	626,155
Total liabilities	33,901,073	28,806,239
Commitments and contingencies		
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests	233,306	184,729
EQUITY:		
Stockholders' Equity		
Capital stock (850,000,000 total shares authorized, $0.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):		
Series J 8³/₈% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding with a liquidation value of $39,847	40,451	40,778
Common stock, $0.0001 par value, 511,990,000 shares authorized, 343,060,687 and 342,945,839 issued and outstanding, respectively	33	33
Class B common stock, $0.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value	12,347,192	11,583,051
Accumulated deficit	(4,608,136)	(6,382,515)
Accumulated other comprehensive loss	(251,361)	(193,026)
Common stock held in treasury, at cost, 17,844,817 and 16,675,701 shares, respectively	(2,319,911)	(2,106,396)
Total stockholders' equity	5,208,268	2,941,925
Noncontrolling interests	1,263,819	472,798
Total equity	6,472,087	3,414,723
Total liabilities and equity	$ 40,606,466	$ 32,405,691

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
REVENUE:			
Lease income	**$ 5,839,160**	$ 5,389,760	$ 5,164,335
Management fees and other revenues	**144,426**	133,250	125,995
Other income	**380,919**	440,788	368,506
Total revenue	**6,364,505**	5,963,798	5,658,836
EXPENSES:			
Property operating	**580,975**	529,753	489,346
Depreciation and amortization	**1,426,423**	1,265,340	1,262,107
Real estate taxes	**451,128**	408,641	441,783
Repairs and maintenance	**119,915**	105,020	97,257
Advertising and promotion	**155,826**	144,551	127,346
Home and regional office costs	**251,748**	223,277	207,618
General and administrative	**60,888**	44,743	38,513
Other	**142,206**	149,677	187,844
Total operating expenses	**3,189,109**	2,871,002	2,851,814
OPERATING INCOME BEFORE OTHER ITEMS	**3,175,396**	3,092,796	2,807,022
Interest expense	**(974,835)**	(905,797)	(854,648)
(Loss) gain due to disposal, exchange, or revaluation of equity interests, net	**(86,119)**	451,172	362,019
Income and other tax expense	**(35,788)**	(23,262)	(81,874)
Income from unconsolidated entities	**504,088**	207,322	375,663
Unrealized (losses) gains in fair value of publicly traded equity instruments and derivative instrument, net	**(106,082)**	(17,392)	11,892
Gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	**2,887,460**	(75,818)	(3,056)
CONSOLIDATED NET INCOME	**5,364,120**	2,729,021	2,617,018
Net income attributable to noncontrolling interests	**736,508**	358,125	333,892
Preferred dividends	**3,337**	3,337	3,337
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ 4,624,275**	$ 2,367,559	$ 2,279,789
BASIC AND DILUTED EARNINGS PER COMMON SHARE:			
Net income attributable to common stockholders	**$ 14.17**	$ 7.26	$ 6.98
Consolidated Net Income	**$ 5,364,120**	$ 2,729,021	$ 2,617,018
Unrealized (loss) gain on derivative hedge agreements	**(31,402)**	16,491	18,350
Net loss (gain) reclassified from accumulated other comprehensive loss into earnings	**9,652**	(5,623)	(4,084)
Currency translation adjustments	**(52,683)**	(34,282)	(26,513)
Changes in available-for-sale securities and other	**3,086**	(923)	2,254
Comprehensive income	**5,292,773**	2,704,684	2,607,025
Comprehensive income attributable to noncontrolling interests	**723,495**	354,028	331,814
Comprehensive income attributable to common stockholders	**$ 4,569,278**	$ 2,350,656	$ 2,275,211

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net Income	**$ 5,364,120**	$ 2,729,021	$ 2,617,018
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Depreciation and amortization	**1,554,346**	1,359,861	1,333,584
(Gain) loss on acquisition of controlling interests, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	**(2,887,460)**	75,818	3,056
Loss (gain) due to disposal, exchange, or revaluation of equity interests, net	**86,119**	(451,172)	(362,019)
Unrealized losses (gains) in fair value of publicly traded equity instruments and derivative instrument, net	**106,082**	17,392	(11,892)
Straight-line lease (income) loss	**(27,790)**	802	9,866
Equity in income of unconsolidated entities	**(504,088)**	(207,322)	(375,663)
Distributions of income from unconsolidated entities	**445,901**	362,734	458,709
Changes in assets and liabilities			
Tenant receivables and accrued revenue, net	**(59,769)**	36,161	(11,802)
Deferred costs and other assets	**14,565**	(235,884)	24,423
Accounts payable, accrued expenses, intangibles, deferred revenues and other	**44,525**	127,244	245,513
Net cash provided by operating activities	**4,136,551**	3,814,655	3,930,793
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	**(1,114,368)**	(56,105)	(65,829)
Funding of loans to related parties	**—**	(111,000)	(15,250)
Repayments of loans to related parties	**16,956**	82,289	16,188
Capital expenditures, net	**(934,346)**	(755,584)	(793,283)
Cash impact from the consolidation of properties	**104,829**	46,228	—
Net proceeds from sale of assets	**—**	55,203	—
Investments in unconsolidated entities	**(62,418)**	(112,655)	(83,961)
Purchase of short-term investments	**—**	(600,000)	(1,000,000)
Proceeds from redemption of short-term investments	**—**	1,600,000	—
Purchase of equity instruments	**(48,704)**	(241,186)	(31,742)
Proceeds from sale of equity instruments	**96,194**	1,183,528	304,129
Insurance proceeds for property restoration	**—**	4,587	7,427
Distributions of capital from unconsolidated entities and other	**341,153**	313,016	299,140
Net cash (used in) provided by investing activities	**(1,600,704)**	1,408,321	(1,363,181)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common stock and other, net of transaction costs	**(328)**	(328)	(328)
Purchase of shares related to stock grant recipients' tax withholdings	**(13,912)**	(10,558)	(5,795)
Redemption of limited partner units	**(7,281)**	(42,293)	(13,524)
Purchase of treasury stock	**(226,826)**	—	(140,593)
Preferred unit redemptions	**(5,000)**	(7,500)	(2,500)
Distributions to noncontrolling interest holders in properties	**(23,404)**	(21,049)	(41,956)
Contributions from noncontrolling interest holders in properties	**6,705**	9,807	9,813
Preferred distributions of the Operating Partnership	**(1,166)**	(1,560)	(1,900)
Preferred dividends and distributions to stockholders	**(2,792,872)**	(2,645,213)	(2,439,233)
Distributions to limited partners	**(439,384)**	(399,186)	(355,548)
Proceeds from issuance of debt, net of transaction costs	**3,668,892**	1,095,546	3,629,840
Repayments of debt	**(3,278,469)**	(2,969,288)	(2,658,525)
Net cash used in financing activities	**(3,113,045)**	(4,991,622)	(2,020,249)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(577,198)**	231,354	547,363
CASH AND CASH EQUIVALENTS, beginning of period	**1,400,345**	1,168,991	621,628
CASH AND CASH EQUIVALENTS, end of period	**$ 823,147**	$ 1,400,345	$ 1,168,991

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Balance at December 31, 2022	$ 41,435	$ 34	$ (164,873)	$ 11,232,881	$ (5,926,974)	$ (2,043,979)	$ 473,128	$ 3,611,652
Issuance of limited partner units (1,725,000 units)							197,426	197,426
Series J preferred stock premium amortization	(329)							(329)
Stock incentive program (291,122 common shares, net)				(34,189)		34,189		—
Redemption of limited partner units (114,241 units)				(12,483)			(1,041)	(13,524)
Amortization of stock incentive				32,468				32,468
Treasury stock purchase (1,273,733 shares)						(140,593)		(140,593)
Long-term incentive performance units							14,739	14,739
Issuance of unit equivalents and other (50,658 common shares repurchased)		(1)		146	(12,495)	(5,795)	2,026	(16,119)
Unrealized gain on hedging activities			15,784				2,566	18,350
Currency translation adjustments			(22,116)				(4,397)	(26,513)
Changes in available-for-sale securities and other			1,969				285	2,254
Net gain reclassified from accumulated other comprehensive loss into earnings			(3,551)				(533)	(4,084)
Other comprehensive income			(7,914)				(2,079)	(9,993)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership				187,413			(187,413)	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(2,439,233)		(355,548)	(2,794,781)
Distribution to other noncontrolling interest partners							(6,361)	(6,361)
Net income, excluding $1,900 attributable to preferred interests in the Operating Partnership and a $1,946 loss attributable to noncontrolling redeemable interests in properties					2,283,126		333,938	2,617,064
Balance at December 31, 2023	$ 41,106	$ 33	$ (172,787)	$ 11,406,236	$ (6,095,576)	$ (2,156,178)	$ 468,815	$ 3,491,649
Exchange of limited partner units (55,000 common shares, Note 8)				490			(490)	—
Issuance of limited partner units (1,572,500 units)							266,665	266,665
Series J preferred stock premium amortization	(328)							(328)
Stock incentive program (372,495 common shares, net)				(60,340)		60,340		—
Redemption of limited partner units (288,350 units)				(39,662)			(2,631)	(42,293)
Amortization of stock incentive				31,678				31,678
Long-term incentive performance units							30,030	30,030
Issuance of unit equivalents and other (69,879 common shares repurchased)				(2)	(12,622)	(10,558)	3,720	(19,462)
Unrealized gain on hedging activities			14,039				2,452	16,491
Currency translation adjustments			(28,613)				(5,669)	(34,282)
Changes in available-for-sale securities and other			(799)				(124)	(923)
Net gain reclassified from accumulated other comprehensive loss into earnings			(4,866)				(757)	(5,623)
Other comprehensive income			(20,239)				(4,098)	(24,337)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership				244,651			(244,651)	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(2,645,213)		(399,186)	(3,044,399)
Distribution to other noncontrolling interest partners							(5,125)	(5,125)
Net income, excluding $1,560 attributable to preferred interests in the Operating Partnership and a $3,184 loss attributable to noncontrolling redeemable interests in properties					2,370,896		359,749	2,730,645
Balance at December 31, 2024	$ 40,778	$ 33	$ (193,026)	$ 11,583,051	$ (6,382,515)	$ (2,106,396)	$ 472,798	$ 3,414,723

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Exchange of limited partner units (116,558 common shares, Note 8)				1,036			(1,036)	—
Issuance of limited partner units (4,980,693 units)							863,403	863,403
Series J preferred stock premium amortization	(327)							(327)
Stock incentive program (157,360 common shares, net)				(27,223)		27,223		—
Redemption of limited partner units (41,510 units)				(6,921)			(360)	(7,281)
Amortization of stock incentive				37,080				37,080
Treasury stock purchase (1,246,190 shares)						(226,826)		(226,826)
Long-term incentive performance units							53,474	53,474
Issuance of unit equivalents and other (81,996 common shares repurchased)				131	(60,361)	(13,912)	356,185	282,043
Unrealized loss on hedging activities			(27,586)				(3,816)	(31,402)
Currency translation adjustments			(41,635)				(11,048)	(52,683)
Changes in available-for-sale securities and other			2,645				441	3,086
Net loss reclassified from accumulated other comprehensive loss into earnings			8,241				1,411	9,652
Other comprehensive income			(58,335)				(13,012)	(71,347)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership				760,038			(760,038)	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(2,792,872)		(439,384)	(3,232,256)
Distribution to other noncontrolling interest partners							(4,740)	(4,740)
Net income, excluding $1,166 attributable to preferred interests in the Operating Partnership and a $1,187 loss attributable to noncontrolling redeemable interests in properties					4,627,612		736,529	5,364,141
Balance at December 31, 2025	**$ 40,451**	**$ 33**	**$ (251,361)**	**$ 12,347,192**	**$ (4,608,136)**	**$ (2,319,911)**	**$ 1,263,819**	**$ 6,472,087**

The accompanying notes are an integral part of these statements.

93

Simon Property Group, L.P.
Consolidated Balance Sheets
(Dollars in thousands, except unit amounts)

	December 31, 2025	December 31, 2024
ASSETS:		
Investment properties, at cost	$ 50,946,067	$ 40,242,392
Less — accumulated depreciation	20,701,510	19,047,078
	30,244,557	21,195,314
Cash and cash equivalents	823,147	1,400,345
Tenant receivables and accrued revenue, net	934,077	796,513
Investment in other unconsolidated entities, at equity	4,362,339	2,670,739
Investment in Klépierre, at equity	1,505,377	1,384,267
Investment in TRG, at equity	—	3,069,297
Right-of-use assets, net	755,934	519,607
Deferred costs and other assets	1,981,035	1,369,609
Total assets	$ 40,606,466	$ 32,405,691
LIABILITIES:		
Mortgages and unsecured indebtedness	$ 28,430,175	$ 24,264,495
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,954,402	1,712,465
Cash distributions and losses in unconsolidated entities, at equity	1,739,418	1,680,431
Distribution payable	2,723	2,410
Lease liabilities	756,539	520,283
Other liabilities	1,017,816	626,155
Total liabilities	33,901,073	28,806,239
Commitments and contingencies		
Preferred units, various series, at liquidation value, and noncontrolling redeemable interests	233,306	184,729
EQUITY:		
Partners' Equity		
Preferred units, 796,948 units outstanding. Liquidation value of $39,847	40,451	40,778
General Partner, 325,223,870 and 326,278,138 units outstanding, respectively	5,167,817	2,901,147
Limited Partners, 55,689,714 and 50,759,627 units outstanding, respectively	884,913	451,339
Total partners' equity	6,093,181	3,393,264
Nonredeemable noncontrolling interests in properties, net	378,906	21,459
Total equity	6,472,087	3,414,723
Total liabilities and equity	$ 40,606,466	$ 32,405,691

The accompanying notes are an integral part of these statements.

Simon Property Group, L.P.
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per unit amounts)

	For the Year Ended December 31,		
	2025	2024	2023
REVENUE:			
Lease income	$ 5,839,160	$ 5,389,760	$ 5,164,335
Management fees and other revenues	144,426	133,250	125,995
Other income	380,919	440,788	368,506
Total revenue	6,364,505	5,963,798	5,658,836
EXPENSES:			
Property operating	580,975	529,753	489,346
Depreciation and amortization	1,426,423	1,265,340	1,262,107
Real estate taxes	451,128	408,641	441,783
Repairs and maintenance	119,915	105,020	97,257
Advertising and promotion	155,826	144,551	127,346
Home and regional office costs	251,748	223,277	207,618
General and administrative	60,888	44,743	38,513
Other	142,206	149,677	187,844
Total operating expenses	3,189,109	2,871,002	2,851,814
OPERATING INCOME BEFORE OTHER ITEMS	3,175,396	3,092,796	2,807,022
Interest expense	(974,835)	(905,797)	(854,648)
(Loss) gain due to disposal, exchange, or revaluation of equity interests, net	(86,119)	451,172	362,019
Income and other tax expense	(35,788)	(23,262)	(81,874)
Income from unconsolidated entities	504,088	207,322	375,663
Unrealized (losses) gains in fair value of publicly traded equity instruments and derivative instrument, net	(106,082)	(17,392)	11,892
Gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	2,887,460	(75,818)	(3,056)
CONSOLIDATED NET INCOME	5,364,120	2,729,021	2,617,018
Net income (loss) attributable to noncontrolling interests	4,815	(1,641)	(1,336)
Preferred unit requirements	4,503	4,897	5,237
NET INCOME ATTRIBUTABLE TO UNITHOLDERS	$ 5,354,802	$ 2,725,765	$ 2,613,117
NET INCOME ATTRIBUTABLE TO UNITHOLDERS ATTRIBUTABLE TO:			
General Partner	$ 4,624,275	$ 2,367,559	$ 2,279,789
Limited Partners	730,527	358,206	333,328
Net income attributable to unitholders	$ 5,354,802	$ 2,725,765	$ 2,613,117
BASIC AND DILUTED EARNINGS PER UNIT:			
Net income attributable to unitholders	$ 14.17	$ 7.26	$ 6.98
Consolidated Net Income	$ 5,364,120	$ 2,729,021	$ 2,617,018
Unrealized (loss) gain on derivative hedge agreements	(31,402)	16,491	18,350
Net loss (gain) reclassified from accumulated other comprehensive loss into earnings	9,652	(5,623)	(4,084)
Currency translation adjustments	(52,683)	(34,282)	(26,513)
Changes in available-for-sale securities and other	3,086	(923)	2,254
Comprehensive income	5,292,773	2,704,684	2,607,025
Comprehensive income loss attributable to noncontrolling interests	6,002	1,543	610
Comprehensive income attributable to unitholders	$ 5,286,771	$ 2,703,141	$ 2,606,415

The accompanying notes are an integral part of these statements.

Simon Property Group, L.P.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net Income	$ 5,364,120	$ 2,729,021	$ 2,617,018
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Depreciation and amortization	1,554,346	1,359,861	1,333,584
(Gain) loss on acquisition of controlling interests, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	(2,887,460)	75,818	3,056
Loss (gain) due to disposal, exchange, or revaluation of equity interests, net	86,119	(451,172)	(362,019)
Unrealized losses (gains) in fair value of publicly traded equity instruments and derivative instrument, net	106,082	17,392	(11,892)
Straight-line lease (income) loss	(27,790)	802	9,866
Equity in income of unconsolidated entities	(504,088)	(207,322)	(375,663)
Distributions of income from unconsolidated entities	445,901	362,734	458,709
Changes in assets and liabilities			
Tenant receivables and accrued revenue, net	(59,769)	36,161	(11,802)
Deferred costs and other assets	14,565	(235,884)	24,423
Accounts payable, accrued expenses, intangibles, deferred revenues and other	44,525	127,244	245,513
Net cash provided by operating activities	4,136,551	3,814,655	3,930,793
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	(1,114,368)	(56,105)	(65,829)
Funding of loans to related parties	—	(111,000)	(15,250)
Repayments of loans to related parties	16,956	82,289	16,188
Capital expenditures, net	(934,346)	(755,584)	(793,283)
Cash impact from the consolidation of properties	104,829	46,228	—
Net proceeds from sale of assets	—	55,203	—
Investments in unconsolidated entities	(62,418)	(112,655)	(83,961)
Purchase of short-term investments	—	(600,000)	(1,000,000)
Proceeds from redemption of short-term investments	—	1,600,000	—
Purchase of equity instruments	(48,704)	(241,186)	(31,742)
Proceeds from sale of equity instruments	96,194	1,183,528	304,129
Insurance proceeds for property restoration	—	4,587	7,427
Distributions of capital from unconsolidated entities and other	341,153	313,016	299,140
Net cash (used in) provided by investing activities	(1,600,704)	1,408,321	(1,363,181)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of units and other	(328)	(328)	(328)
Purchase of units related to stock grant recipients' tax withholdings	(13,912)	(10,558)	(5,795)
Redemption of limited partner units	(7,281)	(42,293)	(13,524)
Purchase of general partner units	(226,826)	—	(140,593)
Preferred unit redemptions	(5,000)	(7,500)	(2,500)
Distributions to noncontrolling interest holders in properties	(23,404)	(21,049)	(41,956)
Contributions from noncontrolling interest holders in properties	6,705	9,807	9,813
Partnership distributions	(3,233,422)	(3,045,959)	(2,796,681)
Mortgage and unsecured indebtedness proceeds, net of transaction costs	3,668,892	1,095,546	3,629,840
Mortgage and unsecured indebtedness principal payments	(3,278,469)	(2,969,288)	(2,658,525)
Net cash used in financing activities	(3,113,045)	(4,991,622)	(2,020,249)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(577,198)	231,354	547,363
CASH AND CASH EQUIVALENTS, beginning of period	1,400,345	1,168,991	621,628
CASH AND CASH EQUIVALENTS, end of period	$ 823,147	$ 1,400,345	$ 1,168,991

The accompanying notes are an integral part of these statements.

Simon Property Group, L.P.
Consolidated Statements of Equity
(Dollars in thousands)

	Preferred Units	Simon (Managing General Partner)	Limited Partners	Noncontrolling Interests	Total Equity
Balance at December 31, 2022	$ 41,435	$ 3,097,089	$ 448,076	$ 25,052	$ 3,611,652
Issuance of limited partner units (1,725,000 units)			197,426		197,426
Series J preferred stock premium and amortization	(329)				(329)
Stock incentive program (291,122 common units, net)		—			—
Amortization of stock incentive		32,468			32,468
Redemption of limited partner units (114,241 units)		(12,483)	(1,041)		(13,524)
Treasury stock purchase (1,273,733 shares)		(140,593)			(140,593)
Long-term incentive performance units			14,739		14,739
Issuance of unit equivalents and other (50,658 common units)		(18,145)	6	2,020	(16,119)
Unrealized gain on hedging activities		15,784	2,566		18,350
Currency translation adjustments		(22,116)	(4,397)		(26,513)
Changes in available-for-sale securities and other		1,969	285		2,254
Net gain reclassified from accumulated other comprehensive loss into earnings		(3,551)	(533)		(4,084)
Other comprehensive income		(7,914)	(2,079)		(9,993)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership		187,413	(187,413)		
Distributions, excluding distributions on preferred interests classified as temporary equity	(3,337)	(2,435,896)	(355,548)	(6,361)	(2,801,142)
Net income, excluding preferred distributions on temporary equity preferred units of $1,900 and a $1,946 loss attributable to noncontrolling redeemable interests in properties	3,337	2,279,789	333,328	610	2,617,064
Balance at December 31, 2023	$ 41,106	$ 2,981,728	$ 447,494	$ 21,321	$ 3,491,649
Issuance of limited partner units (1,572,500 units)			266,665		266,665
Series J preferred stock premium and amortization	(328)				(328)
Limited partner units exchanged to common units (55,000 units)		490	(490)		—
Stock incentive program (372,495 common units, net)					—
Amortization of stock incentive		31,678			31,678
Redemption of limited partner units (288,350 units)		(39,662)	(2,631)		(42,293)
Long-term incentive performance units			30,030		30,030
Issuance of unit equivalents and other (616,760 LTIP units and 69,879 common units)		(23,182)		3,720	(19,462)
Unrealized gain on hedging activities		14,039	2,452		16,491
Currency translation adjustments		(28,613)	(5,669)		(34,282)
Changes in available-for-sale securities and other		(799)	(124)		(923)
Net gain reclassified from accumulated other comprehensive loss into earnings		(4,866)	(757)		(5,623)
Other comprehensive income		(20,239)	(4,098)		(24,337)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership		244,651	(244,651)		
Distributions, excluding distributions on preferred interests classified as temporary equity	(3,337)	(2,641,876)	(399,186)	(5,125)	(3,049,524)
Net income, excluding preferred distributions on temporary equity preferred units of $1,560 and a $3,184 loss attributable to noncontrolling redeemable interests in properties	3,337	2,367,559	358,206	1,543	2,730,645
Balance at December 31, 2024	$ 40,778	$ 2,901,147	$ 451,339	$ 21,459	$ 3,414,723

97

	Preferred Units	Simon (Managing General Partner)	Limited Partners	Noncontrolling Interests	Total Equity
Issuance of limited partner units (4,980,693 units)			863,403		863,403
Series J preferred stock premium and amortization	(327)				(327)
Limited partner units exchanged to common units (116,558 units)		1,036	(1,036)		—
Stock incentive program (157,360 common units, net)		—			—
Amortization of stock incentive		37,080			37,080
Redemption of limited partner units (41,510 units)		(6,921)	(360)		(7,281)
Treasury unit purchase (1,246,190 units)		(226,826)			(226,826)
Long-term incentive performance units			53,474		53,474
Issuance of unit equivalents and other (107,462 LTIP units and 81,996 common units)		(74,142)		356,185	282,043
Unrealized loss on hedging activities		(27,586)	(3,816)		(31,402)
Currency translation adjustments		(41,635)	(11,048)		(52,683)
Changes in available-for-sale securities and other		2,645	441		3,086
Net loss reclassified from accumulated other comprehensive loss into earnings		8,241	1,411		9,652
Other comprehensive income		(58,335)	(13,012)		(71,347)
Adjustment to limited partners' interest from change in ownership in the Operating Partnership		760,038	(760,038)		—
Distributions, excluding distributions on preferred interests classified as temporary equity	(3,337)	(2,789,535)	(439,384)	(4,740)	(3,236,996)
Net income, excluding preferred distributions on temporary equity preferred units of $1,166 and a $1,187 loss attributable to noncontrolling redeemable interest in properties	3,337	4,624,275	730,527	6,002	5,364,141
Balance at December 31, 2025	$ 40,451	$ 5,167,817	$ 884,913	$ 378,906	$ 6,472,087

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

1. Organization

Simon Property Group, Inc. is an Indiana corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. REITs will generally not be liable for U.S. federal corporate income taxes as long as they distribute not less than 100% of their REIT taxable income. Simon Property Group, L.P. is our majority-owned Indiana partnership subsidiary that owns directly or indirectly all of our real estate properties and other assets. Unless stated otherwise or the context otherwise requires, references to "Simon" mean Simon Property Group, Inc. and references to the "Operating Partnership" mean Simon Property Group, L.P. References to "we," "us" and "our" mean collectively Simon, the Operating Partnership and those entities/subsidiaries owned or controlled by Simon and/or the Operating Partnership. Unless otherwise indicated, these notes to consolidated financial statements apply to both Simon and the Operating Partnership. According to the amended and restated Operating Partnership's partnership agreement, the Operating Partnership is required to pay all expenses of Simon.

We own, develop and manage premier shopping, dining, entertainment and mixed-use destinations, which consist primarily of malls, Premium Outlets®, and The Mills®. As of December 31, 2025, we owned or held an interest in 212 income-producing properties in the United States, which consisted of 108 malls, 70 Premium Outlets, 16 Mills, six lifestyle centers, and 12 other retail properties in 38 states and Puerto Rico. Internationally, as of December 31, 2025, we had ownership interests in 42 properties primarily located in Asia, Europe, and Canada. As of December 31, 2025, we also owned a 22.2% equity stake in Klépierre SA, or Klépierre, a publicly traded, Paris-based real estate company which owns, or has an interest in, shopping centers located in 13 countries in Europe. We also have interests in investments in retail operations (such as Catalyst Brands LLC, or Catalyst); an e-commerce venture (Rue Gilt Groupe, or RGG, which operates shop.simon.com), and Jamestown (a global real estate investment and management company), collectively, our other platform investments.

As of December 31, 2024, and until October 31, 2025, we owned an 88% noncontrolling interest in The Taubman Realty Group, LLC, or TRG. As further discussed in Note 4, on October 31, 2025, we acquired the remaining 12% interest which we did not previously own, or the TRG Acquisition.

We generate the majority of our lease income from retail, dining, entertainment and other tenants including consideration received from:

- Fixed minimum lease consideration and fixed common area maintenance (CAM) reimbursements and,

- Variable lease consideration primarily based on tenants' reported sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We also grow by generating supplemental revenues from the following activities:

- establishing our properties as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

- offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,

- selling or leasing land adjacent to our properties, commonly referred to as "outlots" or "outparcels," and

- generating interest income on cash deposits and investments in loans, including those made to related entities.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

2. Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of all controlled subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly-owned or properties where we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. Except as discussed in Note 6, there have been no changes during 2025 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During the periods presented, we did not provide financial or other support to any identified VIE that we were not contractually obligated to provide, except as discussed in Note 6.

Investments in partnerships and joint ventures represent our noncontrolling ownership interests. We account for these unconsolidated entities using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, cash contributions and distributions, and foreign currency fluctuations, if applicable. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in partnerships and joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the partnerships and joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the consolidated balance sheets. The net equity of certain partnerships and joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

As of December 31, 2025, we consolidated 144 wholly-owned properties and 22 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We apply the equity method of accounting to the other 88 properties (the joint venture properties), our investments in Klépierre, and our other platform investments. We manage the day-to-day operations of 51 of the 88 joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties. Our investments in joint ventures in Japan, South Korea, Mexico, Malaysia, Canada, the People's Republic of China, Spain, Thailand, Indonesia, and the United Kingdom comprise 29 of the remaining 37 properties.

Preferred distributions of the Operating Partnership are accrued at declaration and represent distributions on outstanding preferred units of partnership interests, or preferred units, and are included in net income attributable to noncontrolling interests. We allocate net operating results of the Operating Partnership after preferred distributions to limited partners and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to limited partners are reflected in net income attributable to noncontrolling interests.

Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Weighted average ownership interest.	**86.4 %**	86.9 %	87.2 %

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

As of December 31, 2025 and 2024, our ownership interest in the Operating Partnership was 85.4% and 86.5%, respectively. We adjust the noncontrolling limited partners' interest at the end of each period to reflect their interest in the net assets of the Operating Partnership.

Preferred unit requirements in the Operating Partnership's accompanying consolidated statements of operations and comprehensive income represent distributions on outstanding preferred units and are recorded when declared.

3. Summary of Significant Accounting Policies

Investment Properties

Investment properties consist of the following as of December 31:

	2025	2024
Land	$ 4,518,132	$ 3,628,479
Buildings and improvements	45,784,417	36,083,518
Total land, buildings and improvements	50,302,549	39,711,997
Furniture, fixtures and equipment	643,518	530,395
Investment properties at cost	50,946,067	40,242,392
Less — accumulated depreciation	20,701,510	19,047,078
Investment properties at cost, net	$ 30,244,557	$ 21,195,314
Construction in progress included above	$ 813,455	$ 803,710

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Capitalized interest	$ 30,961	$ 36,059	$ 39,906

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 35 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis to identify and evaluate events or changes in circumstances which indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's operational performance, such as declining cash flows, occupancy or total reported sales per square foot, the Company's intent and ability to hold the related asset, and, if applicable, the remaining time to maturity of underlying financing arrangements. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization during the anticipated holding period plus its residual value, and, if applicable, on a probability weighted basis, is less than the carrying value of

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over our estimate of fair value.

We also review our investments, including investments in unconsolidated entities, to identify and evaluate whether events or changes in circumstances indicate that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine the fair value of the investment is less than its carrying value and such impairment is other-than-temporary. Our evaluation of changes in economic or operating conditions and whether an impairment is other-than-temporary may include developing estimates of fair value, forecasted cash flows or operating income before depreciation and amortization.

We estimate undiscounted cash flows and fair value, if applicable, using observable and unobservable data such as operating income before depreciation and amortization, hold periods, estimated capitalization rates, or relevant market multiples, leasing prospects and local market information, expected probabilities of outcomes, if applicable, and whether an impairment is other-than-temporary. Changes in economic and operating conditions including, changes in the financial condition of our tenants and changes to our intent and ability to hold the related asset, that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

During the fourth quarter of 2024, we recorded an other-than-temporary impairment charge of $57.0 million, representing our pre-development costs associated with an unconsolidated joint venture development project, which is included in (Loss) gain due to disposal, exchange or revaluation of equity interests, net in the accompanying consolidated statement of operations and comprehensive income. Additionally, during the fourth quarter of 2024, we recorded an other-than-temporary impairment charge of $19.3 million to reduce our investment balance in one retail unconsolidated joint venture to its estimated fair value, which is included in loss (gain) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interest in unconsolidated entities and impairment, net in the accompanying consolidated statement of operations and comprehensive income.

Purchase Accounting

We allocate the purchase price of asset acquisitions, business combinations and any excess investment in unconsolidated entities to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of land and related improvements and buildings on an as-if-vacant basis,

- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into lease income,

- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions, and

- the value of lease income and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

The fair value of buildings is depreciated over the estimated remaining life of the acquired building or related improvements. We amortize tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related intangibles.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers' acceptances, Eurodollars, repurchase agreements, and money market deposits or securities. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions of high credit quality. However, at certain times, such cash and cash equivalents are in excess of Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits. See Notes 4 and 8 for disclosures about non-cash investing and financing transactions.

Equity Instruments and Debt Securities

Equity instruments and debt securities consist primarily of equity instruments, our deferred compensation plan investments, the debt securities of our captive insurance subsidiary, and certain investments held to fund the debt service requirements of debt previously secured by investment properties. At December 31, 2025 and 2024, we had equity instruments with readily determinable fair values of $33.7 million and $89.9 million, respectively. Changes in the fair value of these equity instruments are recorded in unrealized (losses) gains in fair value of publicly traded equity instruments and derivative instrument, net in our consolidated statements of operations and comprehensive income. At December 31, 2025 and 2024, we had equity instruments without readily determinable fair values of $329.1 million and $408.9 million, respectively, for which we have elected the measurement alternative. We regularly evaluate these investments for any impairment in their estimated fair value, as well as any observable price changes for an identical or similar equity instrument of the same issuer. We recorded a reduction in the carrying value of these investments of $67.6 million, $7.0 million, and nil for the years ended December 31, 2025, 2024, and 2023, respectively. Changes in the fair value of these equity instruments are recorded in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in our consolidated statements of operations and comprehensive income.

Our deferred compensation plan equity instruments are valued based upon quoted market prices. The investments have a matching liability as the amounts are fully payable to the employees that earned the compensation. Changes in value of these securities and changes to the matching liability to employees are both recognized in earnings and, as a result, there is no impact to consolidated net income.

At December 31, 2025 and 2024, we held debt securities of $161.6 million and $133.4 million, respectively, in our captive insurance subsidiary. The types of securities included in the investment portfolio of our captive insurance subsidiary are typically U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than one year to ten years. These securities are classified as available-for-sale and are valued based upon quoted market prices or other observable inputs when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiary is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment is recorded and a new cost basis is established.

Our captive insurance subsidiary is required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited.

Fair Value Measurements

Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

We have equity instruments with readily determinable fair values that are valued using Level 1 inputs. We have foreign currency forward contracts, interest rate cap and swap agreements, that are valued using Level 2 inputs. We also have a bifurcated embedded derivative option that was a component of the €750.0 million exchangeable bonds issued in November 2023. This instrument is classified as primarily having Level 3 inputs and is further discussed in Note 3, within the Derivative Financial Instruments subsection and Note 7.

Description	December 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:				
Deferred costs and other assets ..	$ 36,348	$ 33,687	$ 2,661	$ -
Liabilities:				
Other Liabilities	$ 218,372	$ -	$ 13,259	$ 205,113

Description	December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:				
Deferred costs and other assets ..	$ 110,897	$ 89,871	$ 21,026	$ -
Liabilities:				
Other Liabilities	$ 62,109	$ -	$ 2,136	$ 59,973

Note 7 includes a discussion of the fair value of debt measured using Level 2 inputs. Notes 3, 4, and 6 include discussions of the fair values recorded in purchase accounting using Level 2 and Level 3 inputs. Level 3 inputs to our purchase accounting and impairment analyses include our estimations of fair value, based primarily on net operating results of the property and capitalization rates.

Gains or losses on Issuances of Stock by Equity Method Investees

When one of our equity method investees issues additional shares to third parties, our percentage ownership interest in the investee may decrease. In the event the issuance price per share is higher or lower than our average carrying amount per share, we recognize a noncash gain or loss on the issuance, when appropriate. This noncash gain or loss is recognized in our net income in the period the change of ownership interest occurs.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2025	2024
Deferred lease costs, net.	$ **128,943**	$ 82,323
In-place lease intangibles, net	**48,730**	867
Acquired above market lease intangibles, net	**503**	1,879
Marketable securities of our captive insurance companies	**161,604**	133,381
Goodwill	**20,098**	20,098
Other marketable and non-marketable securities	**362,782**	498,974
Provisional fair value - TRG Acquisition, net (Note 4).	**700,641**	—
Prepaids, notes receivable and other assets, net	**557,734**	632,087
	$ **1,981,035**	$ 1,369,609

Deferred Lease Costs

Our deferred leasing costs consist primarily of initial direct costs and, prior to the adoption of ASC 842, capitalized salaries and related benefits, in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2025	2024
Deferred lease costs	$ **252,764**	$ 249,477
Accumulated amortization	**(123,821)**	(167,154)
Deferred lease costs, net.	$ **128,943**	$ 82,323

Amortization of deferred leasing costs is a component of depreciation and amortization expense. The accompanying consolidated statements of operations and comprehensive income include amortization of deferred leasing costs as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Amortization of deferred leasing costs	$ **26,176**	$ 29,154	$ 34,119

Intangibles (excluding Provisional fair value – TRG Acquisition)

The average remaining life of in-place lease intangibles is approximately 2.3 years and is being amortized on a straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases is amortized into lease income over the remaining lease life as a component of reported lease income. The weighted average remaining life of these intangibles is approximately 2.4 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $5.3 million and $7.5 million as of December 31, 2025 and 2024, respectively. The amount of amortization of above and below market leases, net, which increased lease income for the years ended December 31, 2025, 2024, and 2023, was $0.8 million, $0.1 million and $0.9 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is written off to earnings.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Details of intangible assets as of December 31 are as follows:

	2025	2024
In-place lease intangibles	$ **93,541**	$ 38,133
Accumulated amortization	**(44,811)**	(37,266)
In-place lease intangibles, net	$ **48,730**	$ 867

	2025	2024
Acquired above market lease intangibles	$ **119,974**	$ 119,803
Accumulated amortization	**(119,471)**	(117,924)
Acquired above market lease intangibles, net	$ **503**	$ 1,879

Estimated future amortization and the increasing (decreasing) effect on lease income for our above and below market leases as of December 31, 2025 are as follows:

	Below Market Leases	Above Market Leases	Impact to Lease Income, Net
2026	$ 1,598	$ (475)	$ 1,123
2027	1,263	(28)	1,235
2028	1,221	—	1,221
2029	1,123	—	1,123
2030	115	—	115
Thereafter	13	—	13
	$ 5,333	$ (503)	$ 4,830

Derivative Financial Instruments

We record all derivatives on our consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have designated a derivative as a hedge and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We may use a variety of derivative financial instruments in the normal course of business to selectively manage or hedge a portion of the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. We formally designate instruments that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

As of December 31, 2025, we had the following outstanding interest rate derivatives related to managing our interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	7	$ 2.2 billion
Interest Rate Caps	1	$ 85.0 million
Interest Rate Swaps	3	€541.7 million
Interest Rate Caps	3	€178.8 million

As of December 31, 2024, we had the following outstanding interest rate derivatives related to managing our interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	3	$430.0 million
Interest Rate Swaps	2	€193.0 million
Interest Rate Caps	2	€ 80.0 million

The carrying value of our interest rate swap and cap agreements, at fair value, are included in deferred costs and other assets and other liabilities. As of December 31, 2025, we had interest rate swap and cap agreements with combined asset balances of $1.5 million and combined liability balances of $12.8 million. As of December 31, 2024, we had interest rate swap and cap agreements with combined asset balances of $8.3 million and combined liability balances of $2.2 million.

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt.

We may enter into treasury lock agreements as part of an anticipated debt issuance. Upon completion of the debt issuance, the fair value of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

The unamortized gain on our treasury locks and terminated hedges recorded in accumulated other comprehensive income was $35.3 million and $40.8 million as of December 31, 2025 and 2024, respectively. Within the next year, we expect to reclassify to earnings approximately $6.8 million of gains related to terminated interest rate swaps from the current balance held in accumulated other comprehensive income (loss).

We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Yen and Euro. We use currency forward contracts, cross currency swap contracts, and nonderivative instruments such as foreign currency denominated debt to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen:USD or Euro:USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in U.S. dollars for their fair value at or close to their settlement date.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

We had the following Euro:USD forward contracts designated as net investment hedges at December 31, 2025 and 2024 (in millions):

Notional Value	Maturity Date	Asset (Liability) Value as of	
		December 31, 2025	December 31, 2024
€ 50.0	March 17, 2025	—	3.2
€ 27.0	March 17, 2025	—	1.9
€ 54.0	March 17, 2025	—	3.9
€ 50.0	April 17, 2025	—	3.8
€ 125.0	January 15, 2026	0.3	—
€ 125.0	January 15, 2026	0.3	—
€ 50.5	February 18, 2026	(0.4)	—
€ 50.0	March 16, 2026	0.1	—
€ 50.0	May 15, 2026	0.1	—
€ 50.0	July 15, 2026	0.1	—
€ 100.0	January 15, 2027	0.3	—

Asset balances in the above table are included in deferred costs and other assets. Liability balances in the above table are included in other liabilities.

We have designated certain derivative and nonderivative instruments as net investment hedges. Accordingly, we report the changes in fair value in other comprehensive income (loss). For the years ended December 31, 2025, 2024, and 2023 we recorded gains (losses) of ($240.2 million), $119.2 million, and ($45.2 million), respectively, in the cumulative translation adjustment section of the other comprehensive income (loss). Changes in the value of these instruments are offset by changes in the underlying hedged Euro investments.

The total accumulated other comprehensive income (loss) related to Simon's derivative activities, including our share of other comprehensive income (loss) from unconsolidated entities, was $25.0 million and $57.9 million as of December 31, 2025 and 2024, respectively. The total accumulated other comprehensive income (loss) related to the Operating Partnership's derivative activities, including our share of the other comprehensive income (loss) from unconsolidated entities, was $29.3 million and $66.9 million as of December 31, 2025 and 2024, respectively.

The exchange option of our Klépierre exchangeable bonds is valued as a derivative liability using an option pricing model that incorporates the observed period ending price of the exchangeable bonds and secondary market prices of comparable unsecured senior notes without an exchange feature. The key assumptions utilized are the period ending share-price of Klépierre, share-price implied volatility, the EUR risk-free rate, Klépierre expected dividend yield, time to maturity, and the comparable spread to the EUR risk-free rate of unsecured senior notes without an exchange feature.

The fair value of the option is recorded in other liabilities in the consolidated balance sheets and changes to the value of the option are recognized in the consolidated statements of operations and comprehensive income in unrealized gains (losses) in fair value of publicly traded equity instruments and derivative instrument, net.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The key inputs into the option model for the exchange option within the exchangeable bonds as of December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Klépierre stock price	€ 33.74	€ 27.80
Implied volatility.	17.78%	19.20%
EUR risk-free rate	2.04%	2.10%
Klépierre expected dividend yield	5.06%	6.10%
Expected term.	0.87 years	1.87 years
Credit Spread	0.45%	0.50%

The option is measured at fair value on a recurring basis. As of December 31, 2025 and December 31, 2024 the values of the option were $205.1 million and $60.0 million, respectively.

Noncontrolling Interests

Simon

Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2025	2024
Limited partners' interests in the Operating Partnership	$ 884,913	$ 451,339
Nonredeemable noncontrolling interests in properties, net.	378,906	21,459
Total noncontrolling interests reflected in equity	$ 1,263,819	$ 472,798

Net income attributable to noncontrolling interests (which includes nonredeemable and redeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership, and preferred distributions payable by the Operating Partnership on its outstanding preferred units) is a component of consolidated net income. In addition, the individual components of other comprehensive income (loss) are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

The Operating Partnership

Our evaluation of the appropriateness of classifying the Operating Partnership's common units of partnership interest, or units, held by Simon and the Operating Partnership's limited partners within permanent equity considered several significant factors. First, as a limited partnership, all decisions relating to the Operating Partnership's operations and distributions are made by Simon, acting as the Operating Partnership's sole general partner. The decisions of the general partner are made by Simon's Board of Directors or management. The Operating Partnership has no other governance structure. Secondly, the sole asset of Simon is its interest in the Operating Partnership. As a result, a share of common stock of Simon, or common stock, if owned by the Operating Partnership, is best characterized as being similar to a treasury share and thus not an asset of the Operating Partnership.

Limited partners of the Operating Partnership have the right under the Operating Partnership's partnership agreement to exchange their units for shares of common stock or cash, as selected by Simon as the sole general partner. Accordingly, we classify units held by limited partners in permanent equity because Simon may elect to issue shares of common stock to limited partners exercising their exchange rights rather than using cash. Under the Operating Partnership's partnership agreement, the Operating Partnership is required to redeem units held by Simon only when Simon has repurchased shares of common stock. We classify units held by Simon in permanent equity because the decision to redeem those units would be made by Simon.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Net income attributable to noncontrolling interests (which includes nonredeemable and redeemable noncontrolling interests in consolidated properties) is a component of consolidated net income.

Accumulated Other Comprehensive Income (Loss)

Simon

The total accumulated other comprehensive income (loss) related to Simon's currency translation adjustment was ($278.3) million, ($250.2) million and ($221.6) million as of December 31, 2025, 2024 and 2023, respectively.

The reclassifications out of accumulated other comprehensive income (loss) consisted of the following as of December 31:

	For the Year Ended December 31,			Affected line item where net income is presented
	2025	**2024**	**2023**	
Currency translation adjustments	$ (15,847)	$ —	$ —	Gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net
	2,317	—	—	Net income attributable to noncontrolling interests
	$ (13,530)	$ —	$ —	
Accumulated derivative gains, net.	$ 6,195	$ 5,623	$ 4,084	Interest expense
	(906)	(757)	(533)	Net income attributable to noncontrolling interests
	$ 5,289	$ 4,866	$ 3,551	

The Operating Partnership

The total accumulated other comprehensive income (loss) related to the Operating Partnership's currency translation adjustment was ($326.0) million, ($289.1) million and ($254.9) million as of December 31, 2025, 2024 and 2023, respectively.

The reclassifications out of accumulated other comprehensive income (loss) consisted of the following as of December 31:

	For the Year Ended December 31,			Affected line item where net income is presented
	2025	**2024**	**2023**	
Currency translation adjustments	$ (15,847)	$ —	$ —	Gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net
Accumulated derivative gains, net.	$ 6,195	$ 5,623	$ 4,084	Interest expense

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Revenue Recognition

We, as a lessor, primarily under long-term leases, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue fixed lease income on a straight-line basis over the terms of the leases when we believe substantially all lease income, including the related straight-line rent receivable, is probable of collection. Substantially all of our retail tenants are also required to pay overage rents based on reported sales over a stated base amount during the lease year. We recognize this variable lease consideration only when each tenant's reported sales exceed the applicable sales threshold. We amortize any tenant inducements as a reduction of lease income utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation or otherwise. For substantially all of our leases in the U.S. mall portfolio, we receive a fixed payment from the tenant for the CAM component which is recognized as lease income on a straight-line basis over the term of the lease beginning with the adoption of ASC 842. When not reimbursed by the fixed CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We accrue all variable reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred. Provisions for credit losses that are not probable of collection are recognized as a reduction of lease income.

In April 2020, the FASB staff released guidance focused on treatment of concessions related to the effects of COVID-19 on the application of lease modification guidance in Accounting Standards Codification (ASC) 842, "Leases." The guidance provides a practical expedient to forgo the associated reassessments required by ASC 842 when changes to a lease result in similar or lower future consideration. We have elected to generally account for rent abatements as negative variable lease consideration in the period granted, or in the period we determine we expect to grant an abatement. Further abatements granted in the future will reduce lease income in the period we grant, or determine we expect to grant, an abatement.

In connection with rent deferrals or other accruals of unpaid rent payments, if we determine that rent payments are probable of collection, we will continue to recognize lease income on a straight-line basis over the lease term along with associated tenant receivables. However, if we determine that such deferred rent payments or other accrued but unpaid rent payments are not probable of collection, lease income will be recorded on the cash basis, with the corresponding tenant receivable and deferred rent receivable balances charged as a direct write-off against lease income in the period of the change in our collectability determination. Additionally, our assessment of collectability, primarily under long-term leases, incorporates information regarding a tenant's financial condition that is obtained from available financial data, the expected outcome of contractual disputes and other matters, and our communications and negotiations with the tenant.

When a tenant seeks to reorganize its operations through bankruptcy proceedings, we assess the collectability of receivable balances. Our ongoing assessment incorporates, among other things, the timing of a tenant's bankruptcy filing and our expectations of the assumptions by the tenant in bankruptcy proceedings of leases at the Company's properties on substantially similar terms. Refer to Note 9 for further disclosure of lease income.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the performance criteria.

Revenues from insurance premiums charged to unconsolidated properties are recognized on a pro-rata basis over the terms of the policies. Insurance losses on these policies and our self-insurance for our consolidated properties are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2025 and 2024 approximated $138.1 million and $114.8 million, respectively, and are included in other liabilities in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiary is included within the "Equity Instruments and Debt Securities" section above.

Income Taxes

Simon and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require the entity to distribute at least 90% of REIT taxable income to its owners and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain Simon's REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for U.S. federal corporate income taxes as long as they distribute not less than 100% of their REIT taxable income. Thus, we made no provision for U.S. federal income taxes for these entities in the accompanying consolidated financial statements. If Simon or any of the REIT subsidiaries fail to qualify as a REIT, and if available relief provisions do not apply, Simon or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If Simon or any of the REIT subsidiaries loses its REIT status it could not elect to be taxed as a REIT for four taxable years following the year during which qualification was lost unless the failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that do not qualify as "rents from real property," in each case, through such subsidiaries. For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As a partnership, the allocated share of the Operating Partnership's income or loss for each year is included in the income tax returns of the partners; accordingly, no accounting for income taxes is required in the accompanying consolidated financial statements other than as discussed above for our TRSs.

As of December 31, 2025 and 2024, we had net deferred tax liabilities of $365.8 million and $217.8 million, respectively, which primarily relate to the temporary differences between the carrying value of balance sheet assets and liabilities and their tax bases. These differences were primarily created through the consolidation of various European assets in 2016 and 2025. Additionally, we have deferred tax assets related to our TRSs, consisting of operating losses and other carryforwards for U.S. federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries, though these amounts are not material to the financial statements. The deferred tax asset is

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

included in deferred costs and other assets and the deferred tax liability is included in other liabilities in the accompanying consolidated balance sheets.

We are also subject to certain other taxes, including state and local taxes, franchise taxes, as well as income-based and withholding taxes on dividends from certain of our international investments, which are included in income and other taxes in the consolidated statements of operations and comprehensive income.

Substantially all of our pretax income from continuing operations is derived from our U.S. operations, other than income generated by our taxable REIT subsidiaries, and no provision has been made on this income as further discussed above as SPG has elected to be taxed as a REIT. Income tax expense (benefit) disaggregated by federal, state, and foreign jurisdictions in each period was as follows:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Federal	$ (1,670)	$ (14,251)	$ 53,321
State	2,921	1,912	2,026
Foreign	19,028	21,647	13,459
Total income-based tax expense	$ 20,279	$ 9,308	$ 68,806

Our income-based cash paid for taxes (net of refunds received) disaggregated by federal, state, and foreign jurisdictions in each period was as follows:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Federal	$ (174)	$ 74,350	$ 1,700
State	(5,230)	14,830	6,618
Foreign			
Netherlands	9,149	10,557	5,528
Italy	17,392	12,532	12,105
Austria	4,256	4,184	3,626
Other Foreign	3,737	2,692	1,610
Total cash paid for taxes	$ 29,130	$ 119,145	$ 31,187

Corporate Expenses

Home and regional office costs primarily include compensation and personnel related costs, travel, building and office costs, and other expenses for our corporate home office and regional offices. General and administrative expense primarily includes executive compensation, benefits and travel expenses as well as costs of being a public company, including certain legal costs, audit fees, regulatory fees, and certain other professional fees.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting," which provides improvements to reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The standard became effective for us for fiscal years beginning after December 15, 2023 and is effective for interim periods within fiscal years beginning after December 15, 2024. Refer to Note 11.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

In December 2023, the FASB issued ASU 2023-09, "Income Taxes," which provides improvements to annual income tax disclosures by enhancing the transparency and decision usefulness of the material provided. The standard is effective for us for fiscal years beginning after December 15, 2024 on a prospective basis. Refer to the Income Taxes disclosure in Note 3.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures," to improve the disclosures about a public business entity's expenses by providing more detailed information about the types of expenses in commonly presented expense captions. The standard will be effective for us for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact that the adoption of this new standard will have on our consolidated financial statements and footnotes.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting," which is intended to improve the navigability of the required interim reporting disclosures and clarifies when that guidance is applicable. The amendments in the ASU will be effective for us for interim reporting periods within annual reporting periods beginning after December 15, 2027. We are currently evaluating the impact that the adoption of these amendments will have on our footnotes.

4. Real Estate Acquisitions and Dispositions

We acquire interests in properties to generate both current income and long-term appreciation in value. We acquire interests in individual properties or portfolios of real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Unless otherwise noted below, gains and losses on these transactions are included in (Loss) gain on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net in the accompanying consolidated statements of operations and comprehensive income. We capitalize asset acquisition costs and expense costs related to business combinations, as well as disposition related costs as they are incurred. We incurred a minimal amount of transaction expenses during 2025, 2024, and 2023. Refer to Note 6 for disclosure of unconsolidated joint venture acquisitions and dispositions.

Our acquisition and disposition activity for the periods presented are as follows:

2025 Acquisitions

On November 17, 2025, we completed the acquisition of a 100% interest in a retail property, Phillips Place, located in Charlotte, North Carolina. The cash consideration including working capital was $143.8 million. Upon acquisition, we recorded $133.3 million of investment property. The property is unencumbered. We accounted for this transaction as an asset acquisition.

On October 31, 2025, we closed on the acquisition of the remaining 12% interest in TRG which we did not previously own in exchange for approximately 5.06 million units in the Operating Partnership. As a result of this acquisition, we obtained control of and consolidated TRG as of the acquisition date. TRG has an interest in 22 regional, super-regional, and outlet malls in the U.S. and Asia, 11 of which are now consolidated and 11 of which are accounted for under the equity method upon the acquisition. The 11 consolidated properties are now reported within our Real estate segment in Note 11. This acquisition aligns with our strategy of owning high-quality assets, unlocking operational synergies and driving further innovation.

The acquisition was accounted for as a business combination requiring a remeasurement of our previously held 88% noncontrolling equity interest to fair value, which resulted in the recognition of a non-cash gain of $2.858 billion in the fourth quarter of 2025, which is included in gain (loss) on acquisition of controlling interest, sale, or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net in the consolidated statement of operations and comprehensive income and the assets acquired and liabilities assumed were recognized at their acquisition date fair value. The fair value of our previously held 88% noncontrolling equity interest was measured based primarily on the value implied by our most recent previous purchase of noncontrolling equity interests in TRG discussed in Note 6.

We have not yet finalized the valuation of the assets acquired and liabilities assumed as of December 31, 2025.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The primary assumptions that are not yet finalized relate to the determination and review of the fair value of rents related to each space in each property where we are the lessor, as well as leases in which we are the lessee. These assumptions are required in order to finalize estimates underlying the valuation of lease-related intangible assets and liabilities, as well as investment property and the related nonredeemable noncontrolling interest in a consolidated property. Our estimates and assumptions are provisional pending determination and review of the assumptions discussed above and are subject to change during the measurement period, not to exceed one year from the date of the transaction.

The following table summarizes our preliminary acquisition date fair value of the assets acquired and liabilities assumed, which is based on significant inputs not observable in the market and thus represent Level 3 inputs (primarily capitalization rates used to value each of the 22 consolidated and unconsolidated properties and the implied noncontrolling interest value of a consolidated property). The non-cash components of these investing and financing activities are excluded from our consolidated statement of cash flows.

	October 31, 2025
Assets:	
Investment properties	$ 7,823,038
Cash and cash equivalents	39,949
Tenant receivables and accrued revenue, net	25,414
Investment in other unconsolidated entities, at equity	1,769,613
Right-of-use assets, net	229,174
Deferred costs and other assets	726,683
Total assets acquired	$ 10,613,871
Liabilities:	
Mortgages and unsecured indebtedness	$ 3,143,977
Accounts payable, accrued expenses, intangibles, and deferred revenues	102,686
Lease liabilities	229,174
Other liabilities	96,692
Total liabilities assumed	3,572,529
Nonredeemable noncontrolling interest in a property, net	354,729
Fair value of previously held equity interest	5,767,814
Total acquisition consideration	$ 918,799

From the date of acquisition, we recognized $136.9 million of total consolidated revenue and a consolidated net loss of $26.5 million, which includes an estimate of depreciation on the preliminary allocation of fair value to tangible and intangible assets acquired. We recorded amortization of acquisition related intangibles related to the TRG Acquisition of $22.7 million for the year ended December 31, 2025. Transaction costs in connection with this acquisition were not significant. Refer to Note 6 for further discussion and summarized financial information of the revenue and earnings of TRG prior to the date of acquisition.

On June 27, 2025, we acquired the remaining 75% interest in the retail component and 100% of the parking component of Brickell City Centre, resulting in the consolidation of the retail component which had previously been accounted for under the equity method. The cash consideration for this transaction, including working capital, was $497.7 million. Cash acquired was $24.0 million. Upon consolidation, we recorded $544.6 million of investment property and lease

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

intangible assets. The property is unencumbered. We accounted for this transaction as an asset acquisition and the non-cash components of these investing activities are excluded from our consolidated statement of cash flows.

On April 1, 2025, we acquired the remaining 50% interest in Briarwood Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction, including working capital, was $9.2 million. Cash acquired was $14.7 million. Upon consolidation, we recorded $168.6 million of investment property. The property is subject to a $165 million 3.29% fixed rate mortgage loan. We accounted for this transaction as an asset acquisition and these non-cash investing and financing activities are excluded from our consolidated statement of cash flows.

On January 30, 2025, we completed the acquisition of a 100% interest in two luxury outlet destinations in Italy, The Mall Luxury Outlets Firenze, in Leccio, nearby Florence, and The Mall Luxury Outlets Sanremo, in Sanremo on the Italian Riviera. The cash consideration including working capital and capitalized transaction costs was $392.4 million. Cash acquired was $25.3 million. Upon acquisition, we recorded $413.5 million of investment property. The properties are unencumbered. We accounted for this transaction as an asset acquisition.

2024 Acquisitions

In the fourth quarter of 2024, we acquired the remaining interest in Smith Haven Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction was $56.1 million, which includes cash acquired of $35.8 million. Upon consolidation, we recorded $170.1 million of investment property. The property was subject to a $160.8 million 8.10% variable rate mortgage loan. This mortgage loan was paid off prior to December 31, 2024. We accounted for this transaction as an asset acquisition and these non-cash investing and financing activities are excluded from our statement of cash flows.

On February 6, 2024, we acquired an additional interest in Miami International Mall from a joint venture partner, resulting in the consolidation of this property. The cash consideration for this transaction was de minimis. Upon consolidation, we recorded $102.5 million of investment property. The property is subject to a $158.0 million 6.92% fixed rate mortgage loan. We accounted for this transaction as an asset acquisition and these non-cash investing and financing activities are excluded from our statement of cash flows.

2024 Dispositions

During 2024, we disposed of our interests in two consolidated retail properties. The combined proceeds from these transactions were $55.2 million, resulting in a net loss of $67.2 million.

5. Per Share and Per Unit Data

We determine basic earnings per share and basic earnings per unit based on the weighted average number of shares of common stock or units, as applicable, outstanding during the period and we consider any participating securities for purposes of applying the two-class method. We determine diluted earnings per share and diluted earnings per unit based on the weighted average number of shares of common stock or units, as applicable, outstanding combined with the incremental weighted average number of shares or units, as applicable, that would have been outstanding assuming all potentially dilutive securities were converted into shares of common stock or units, as applicable, at the earliest date possible. The following tables set forth the components of basic and diluted earnings per share and basic and diluted earnings per unit.

Simon

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net Income attributable to Common Stockholders — Basic and Diluted	$ 4,624,275	$ 2,367,559	$ 2,279,789
Weighted Average Shares Outstanding — Basic and Diluted	326,366,632	326,097,137	326,807,326

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

For the year ended December 31, 2025, potentially dilutive securities include units that are exchangeable for common stock and long-term incentive performance units, or LTIP units, granted under our long-term incentive performance programs that are convertible into units and exchangeable for common stock. No securities had a material dilutive effect for the years ended December 31, 2025, 2024, and 2023. We have not adjusted net income attributable to common stockholders and weighted average shares outstanding for income allocable to limited partners or units, respectively, as doing so would have no dilutive impact. We accrue dividends when they are declared.

The Operating Partnership

	For the Year Ended December 31,		
	2025	2024	2023
Net Income attributable to Unitholders — Basic and Diluted	$ 5,354,802	$ 2,725,765	$ 2,613,117
Weighted Average Units Outstanding — Basic and Diluted	377,924,881	375,434,534	374,589,788

For the year ended December 31, 2025, potentially dilutive securities include LTIP units. No securities had a material dilutive effect for the years ended December 31, 2025, 2024, and 2023. We accrue distributions when they are declared.

The taxable nature of the dividends declared and Operating Partnership distributions declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Total dividends/distributions paid per common share/unit	$ 8.55	$ 8.10	$ 7.45
Percent taxable as ordinary income	100.00 %	99.40 %	99.70 %
Percent taxable as long-term capital gains	0.00 %	0.60 %	0.30 %
	100.00%	100.00%	100.00%

6. Investments in Unconsolidated Entities and International Investments

Real Estate Joint Ventures and Investments

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties and diversify our risk in a particular property or portfolio of properties. As discussed in Note 2, we held joint venture interests in 88 properties as of December 31, 2025 and 79 properties as of December 31, 2024.

Certain of our joint venture properties are subject to various rights of first refusal, buy-sell provisions, put and call rights, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions (subject to any applicable lock up or similar restrictions), which may result in either the sale of our interest or the use of available cash or borrowings, or the use of limited partnership interests in the Operating Partnership, to acquire the joint venture interest from our partner.

We may provide financing to joint venture properties primarily in the form of interest bearing loans. As of December 31, 2025 and 2024, we had construction loans and other advances to these related parties totaling $48.3 million and $59.6 million, respectively, which are included in deferred costs and other assets in the accompanying consolidated balance sheets.

During the fourth quarter of 2025, we recorded a non-cash gain of $21.6 million related to the disposition of one unconsolidated property in satisfaction of its $84.3 million non-recourse mortgage loan, which is included in (Loss) gain on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

impairment, net in the accompanying consolidated statement of operations and comprehensive income. This non-cash investing and financing activity is excluded from our consolidated statement of cash flows.

The Taubman Realty Group

During the fourth quarter of 2024, we acquired an additional 4% ownership in TRG for approximately $266.7 million by issuing 1,572,500 units in the Operating Partnership, then bringing our noncontrolling ownership interest in TRG to 88%. In the third quarter of 2023, we acquired an additional 4% ownership in TRG for approximately $199.6 million by issuing 1,725,000 units in the Operating Partnership. Substantially all of our investment was determined to relate to investment property. Our investment included 6.38% Series A Cumulative Redeemable Preferred Units for $362.5 million issued to us. Neither transaction included or resulted in any change to the rights and obligations or decision making authority of the members of the TRG partnership. Subsequent to the TRG Acquisition discussed in Note 4, 11 of the former TRG properties are accounted for as equity method investments and are presented in the summary financial information later in this Note.

The tables below represent summary financial information of TRG up to the date of the TRG Acquisition discussed in Note 4.

	December 31, 2024
Total assets	$ 3,210,634
Total liabilities.	4,171,378
Noncontrolling interests.	167,251

	For the 10 Months Ended October 31,	For the Year Ended December 31,	
	2025	2024	2023
Total revenues	$ 598,530	$ 716,668	$ 695,222
Operating income before other items	250,304	289,827	281,349
Consolidated net income.	166,949	243,169	42,910
Our share of net income	145,917	203,518	32,728
Amortization of excess investment	(164,422)	(264,942)	(113,333)

Other Platform Investments

During the fourth quarter of 2024, J.C. Penney completed an all-equity transaction where it acquired the retail operations of SPARC Group, resulting in the recognition of a non-cash pre-tax gain, our share of which was $100.5 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. The combined business was renamed Catalyst post transaction. This non-cash investment activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $25.1 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income. As of December 31, 2025 and 2024, we own a 31.3% noncontrolling interest in Catalyst. Additionally, we continue to hold a 33.3% noncontrolling interest in SPARC Holdings, the former owner of SPARC Group, which now primarily holds a 25% interest in Catalyst. During 2025, Catalyst recognized a net pre-tax loss on restructuring activities, our share of which was $9.4 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income.

During the first quarter of 2024, we and a partner funded a loan to SPARC Group, our share of which was $100.0 million, which constituted a reconsideration event and the resulting determination that SPARC Group was a VIE. As we did not have power to direct the activities that most significantly impacted the economic performance of SPARC Group, we were not the primary beneficiary and continued to account for our investment under the equity method. In the second

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

quarter of 2024, we were reimbursed $50.0 million by a venture partner, reducing our loan receivable to $50.0 million and equalizing all partners' loans to the venture. We had previously provided a guarantee to SPARC Group's lenders of $50.0 million, however as a result of the Catalyst transaction discussed above, this guarantee has been cancelled. Further, we have determined SPARC Group is no longer a VIE.

During the third quarter of 2023, SPARC Group issued equity to a third party resulting in the dilution of our ownership to approximately 33.3% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $145.8 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $36.9 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the second quarter of 2024, we participated in the formation of a joint venture, Phoenix Retail, LLC, to acquire the Express Retail Company and operate Express and Bonobos direct-to-consumer businesses in the United States, from the previous owner on June 21, 2024, in a bankruptcy proceeding. There was no cash consideration transferred for our 39.4% noncontrolling interest and non-cash consideration was de minimis.

During the first quarter of 2024, we sold all of our remaining interest in Authentic Brands Group, or ABG, for cash proceeds of $1.2 billion, resulting in a pre-tax gain of $414.8 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. In connection with this transaction, we recorded tax expense of $103.7 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the fourth quarter of 2023, we sold a portion of our interest in ABG for cash proceeds of $300.2 million, resulting in a pre-tax gain of $157.1 million. In connection with this transaction, we recorded tax expense of $39.3 million which is included in income and other tax expense in the consolidated statement of operations and comprehensive income. Concurrently, ABG completed a capital transaction resulting in the dilution of our ownership to approximately 9.6% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $10.3 million. These gains are included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $2.6 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the third quarter of 2023, ABG completed a capital transaction resulting in the dilution of our ownership to approximately 11.7% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $12.4 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests, net in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $3.1 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

During the second quarter of 2023, ABG completed a capital transaction resulting in a dilution of our ownership from approximately 12.3% to approximately 11.8% and a deemed disposal of a proportional interest of our investment. As a result, we recognized a non-cash pre-tax gain on the deemed disposal of $36.4 million, which is included in (Loss) gain due to disposal, exchange, or revaluation of equity interests in the consolidated statement of operations and comprehensive income. This non-cash investing activity is excluded from our consolidated statement of cash flows. In connection with this transaction, we recorded deferred taxes of $9.1 million, which is included in income and other tax expense in the consolidated statement of operations and comprehensive income.

As of December 31, 2025 and 2024, we own a 45% noncontrolling interest in Rue Gilt Groupe and a 50% noncontrolling legal ownership interest in Jamestown.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The tables below represent combined summary financial information, after intercompany eliminations, of our other platform investments.

	December 31, 2025		December 31, 2024
Total assets	$ 8,030,819	$	7,362,494
Total liabilities.	6,336,013		7,093,528

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Total revenues	$ 12,461,291	$ 12,627,806	$ 13,865,845
Operating income before other items	262,844	10,438	683,723
Consolidated net income (loss).	90,383	(201,170)	239,491
Share of net income (loss), net of tax.	60,296	(21,920)	40,002
Amortization of excess investment	(2,768)	(2,768)	(6,740)

International Investments

We conduct our international operations primarily through joint venture arrangements and account for the majority of these international joint venture investments using the equity method of accounting.

European Investments

At December 31, 2025, we owned 63,355,252 shares, or approximately 22.2%, of Klépierre, which had a quoted market price of $39.61 per share. During the year ended December 31, 2025, we exchanged 568,896 shares of Klépierre to settle the conversion of €15.4 million of the Operating Partnership's exchangeable bonds, which are exchangeable into shares of Klépierre at the option of the bondholder. In connection with these transactions, we recorded a gain of $9.2 million, which is included in gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net in the consolidated statement of operations and comprehensive income. Subsequent to 2025, in the first quarter of 2026 we have settled the exchange of an additional 975,271 shares of Klépierre upon the conversion of €26.4 million of the Klépierre exchangeable bonds. The tables below represent summary financial information with respect to our investment in Klépierre. This information is based on applicable Euro:USD exchange rates and after our conversion of Klépierre's results to GAAP.

	December 31, 2025		December 31, 2024
Total assets	$ 17,379,529	$	15,114,097
Total liabilities.	11,595,140		9,843,187
Noncontrolling interests.	1,275,727		1,138,385

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Total revenues	$ 1,540,407	$ 1,421,595	$ 1,359,246
Operating income before other items	756,757	659,553	618,260
Consolidated net income.	478,896	441,371	347,311
Our share of net income	93,123	83,806	64,805
Amortization of excess investment	(11,057)	(15,029)	(17,658)

During the years ended December 31, 2025, 2024, and 2023, Klépierre completed the disposal of its interests in certain shopping centers and our share of the net loss was $4.0 million, $4.1 million, and $11.2 million, respectively. These transactions are included in gain (loss) on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net in the accompanying consolidated statements of operations and comprehensive income.

We have an interest in a European investee that had interests in 12 Designer Outlet properties as of December 31, 2025, 2024, and 2023. Eight of these Designer Outlets are consolidated by us as of December 31, 2025. As of December 31, 2025, our legal percentage ownership interests in these properties ranged from 23% to 94%. Due to certain redemption rights held by our venture partner, which will require us to purchase their interests under certain circumstances, the noncontrolling interest is presented (i) in the accompanying Simon consolidated balance sheets outside of equity in limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties and (ii) in the accompanying Operating Partnership consolidated balance sheets within preferred units, various series, at liquidation value, and noncontrolling redeemable interests in properties.

In addition, we have a 50% noncontrolling interest in a European property management and development company that provides services to the Designer Outlet properties.

Asian Joint Ventures

We conduct our international Premium Outlet operations in Japan through a joint venture with Mitsubishi Estate Co., Ltd. We have a 40% noncontrolling ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $245.0 million and $221.5 million as of December 31, 2025 and 2024, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in South Korea through a joint venture with Shinsegae International Co. We have a 50% noncontrolling ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $216.8 million and $209.1 million as of December 31, 2025 and 2024, respectively, including all related components of accumulated other comprehensive income (loss).

We also have an interest in two full-price mall operating joint venture properties located in the People's Republic of China and two full-price mall operating joint venture properties located in South Korea. Our ownership in these properties ranges from 17% to 49%.

Summary Financial Information

The following tables present a summary of the combined balance sheets and statements of operations of our equity method investments and share of income from such investments, excluding our investments in Klépierre as well as TRG prior to the TRG Acquisition, as well as our other platform investments.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

COMBINED BALANCE SHEETS

	December 31, 2025	December 31, 2024
Assets:		
Investment properties, at cost	$ 22,077,749	$ 18,875,241
Less - accumulated depreciation	9,020,481	8,944,188
	13,057,268	9,931,053
Cash and cash equivalents	1,264,619	1,270,594
Tenant receivables and accrued revenue, net	605,756	533,676
Right-of-use assets, net	108,349	113,014
Deferred costs and other assets	572,826	531,059
Total assets	$ 15,608,818	$ 12,379,396
Liabilities and Partners' Deficit:		
Mortgages	$ 16,374,773	$ 13,666,090
Accounts payable, accrued expenses, intangibles, and deferred revenue	1,117,855	1,037,015
Lease liabilities	99,837	104,120
Other liabilities	334,246	363,488
Total liabilities	17,926,711	15,170,713
Preferred units	67,450	67,450
Partners' deficit	(2,385,343)	(2,858,767)
Total liabilities and partners' deficit	$ 15,608,818	$ 12,379,396
Our Share of:		
Partners' deficit	$ (1,247,554)	$ (1,180,960)
Add: Excess Investment	2,773,173	1,077,204
Our net Investment in unconsolidated entities, at equity	$ 1,525,619	$ (103,756)

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures or other investments acquired and has been determined to relate to the fair value of the investment properties, intangible assets, including goodwill, and debt premiums and discounts. We amortize excess investment over the life of the related depreciable components of assets acquired, typically no greater than 40 years, the terms of the applicable leases, the estimated useful lives of the finite lived intangibles, and the applicable debt maturity, respectively. The amortization is included in the reported amount of income from unconsolidated entities.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

As of December 31, 2025, scheduled principal repayments on these joint venture properties' mortgage indebtedness, assuming the obligations remain outstanding through the initial maturities, are as follows:

2026	$ 3,573,638
2027	2,459,508
2028	3,175,273
2029	749,397
2030	2,113,931
Thereafter	4,344,553
Total principal maturities	16,416,300
Debt issuance costs	(41,527)
Total mortgages	$ 16,374,773

This debt becomes due in installments over various terms extending through 2035 with interest rates ranging from 0.30% to 11.03% and a weighted average interest rate of 4.85% at December 31, 2025.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

COMBINED STATEMENTS OF OPERATIONS

	December 31,		
	2025	**2024**	**2023**
REVENUE:			
Lease income	$ 3,189,131	$ 3,060,755	$ 2,984,455
Other income	440,052	385,004	464,058
Total revenue	3,629,183	3,445,759	3,448,513
OPERATING EXPENSES:			
Property operating	687,216	660,004	638,638
Depreciation and amortization	653,488	636,218	656,089
Real estate taxes	231,945	231,843	237,809
Repairs and maintenance	88,091	74,172	77,093
Advertising and promotion	96,718	88,693	83,279
Other	257,799	299,645	236,955
Total operating expenses	2,015,257	1,990,575	1,929,863
Operating Income Before Other Items	1,613,926	1,455,184	1,518,650
Interest expense	(719,938)	(711,402)	(685,193)
Gain (loss) on sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net	23,865	(36,536)	20,529
Net Income	$ 917,853	$ 707,246	$ 853,986
Third-Party Investors' Share of Net Income	$ 479,160	$ 360,792	$ 436,408
Our Share of Net Income	$ 438,693	$ 346,454	$ 417,578
Amortization of Excess Investment	(79,338)	(58,163)	(59,707)
Our Share of Loss due to disposal, exchange, or revaluation of equity interests, net in the Consolidated Financial Statements	—	36,470	—
Our Share of (Gain) loss on Acquisition of Controlling Interest, Sale or Disposal of, or Recovery on, Assets and Interests in Unconsolidated Entities and Impairment, net	(722)	18,236	(454)
Income from Unconsolidated Entities	$ 358,633	$ 342,997	$ 357,417

Our share of income from unconsolidated entities in the above table, aggregated with our share of results from our investments in Klépierre, as well as our other platform investments, is presented in income from unconsolidated entities in the accompanying consolidated statements of operations and comprehensive income. Unless otherwise noted, our share of the gain on sale or disposal of, or recovery on, assets and interests in unconsolidated entities, net is reflected within (loss) gain on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net in the accompanying consolidated statements of operations and comprehensive income.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

7. Indebtedness

Our mortgages and unsecured indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2025	2024
Fixed-Rate Debt:		
Mortgage notes, including $1,065 and $1,518 of net premiums and $9,924 and $8,749 of debt issuance costs, respectively. Weighted average interest and maturity of 4.40% and 2.3 years at December 31, 2025	$ 7,904,730	$ 4,788,845
Unsecured notes and Credit Facilities (see below), including $73,175 and $74,733 of net discounts and $105,863 and $120,559 of debt issuance costs, respectively.	19,834,822	19,187,150
Commercial Paper (see below).	355,000	—
Total Fixed-Rate Debt	28,094,552	23,975,995
Variable-Rate Debt:		
Mortgage notes, including $2,066 and $1,954 of debt issuance costs, respectively. Weighted average interest and maturity of 4.58% and 1.97 years at December 31, 2025.	311,024	210,739
Credit Facilities	—	18,696
Total Variable-Rate Debt.	311,024	229,435
Other Debt Obligations and Other	24,599	59,065
Total Mortgages and Unsecured Indebtedness	$ 28,430,175	$ 24,264,495

General. Our unsecured debt agreements contain financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender, including adjustments to the applicable interest rate. As of December 31, 2025, we were in compliance with all covenants of our unsecured debt.

At December 31, 2025, our consolidated subsidiaries were the borrowers under 41 non-recourse mortgage notes secured by mortgages on 44 properties and other assets, including two separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of five properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties that serve as collateral for that debt. If the applicable borrower under these non-recourse mortgage notes were to fail to comply with these covenants, the lender could accelerate the debt and enforce its rights against their collateral. At December 31, 2025, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually or in the aggregate, giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, liquidity or results of operations.

Unsecured Debt

At December 31, 2025, our unsecured debt, excluding discounts and debt issuance costs, consisted of $19.1 billion of senior unsecured notes of the Operating Partnership, a €350.0 million ($410.9 million U.S. dollar equivalent) unsecured term loan, $460.0 million outstanding under the Operating Partnership's $5.0 billion unsecured revolving credit facility, or Credit Facility and $355 million outstanding under the Operating Partnership's global unsecured commercial paper program, or Commercial Paper program. The Operating Partnership also has a $3.5 billion unsecured revolving credit facility, or Supplemental Facility, and together with the Credit Facility, the Credit Facilities.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The Credit Facility has an initial borrowing capacity of $5.0 billion which may be increased in the form of additional commitments in the aggregate not to exceed $1.0 billion, for a total aggregate size of $6.0 billion, subject to obtaining additional lender commitments and satisfying certain customary conditions precedent. Borrowings may be denominated in U.S. dollars, Euro, Yen, Pounds, Sterling, Canadian dollars and Australian dollars. Borrowings in currencies other than the U.S. dollar are limited to 97% of the maximum revolving credit amount, as defined. The initial maturity date of the Credit Facility is June 30, 2027. The Credit Facility can be extended for two additional six-month periods to June 30, 2028, at our sole option, subject to satisfying certain customary conditions precedent.

Borrowings under the Credit Facility bear interest, at our election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment and if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by our corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the federal funds effective rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by our corporate credit rating of between 0.000% and 0.400%. The Credit Facility includes a facility fee determined by our corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Credit Facility. Based upon our current credit ratings, the interest rate on the Credit Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

The Supplemental Facility has a borrowing capacity of $3.5, which may be increased to $4.5 billion during its term subject to obtaining additional lender commitments and satisfying certain customary conditions precedent and provides for borrowings denominated in U.S. dollars, Euro, Yen, Pounds, Sterling, Canadian dollars and Australian dollars. Borrowings in currencies other than the U.S. dollar are limited to 100% of the maximum revolving credit amount, as defined. The initial maturity date of the Supplemental Facility is January 31, 2029 and can be extended for an additional year to January 31, 2030 at our sole option, subject to the continued compliance with the terms thereof.

Borrowings under the Supplemental Facility bear interest, at the Company's election, at either (i) (x) for Term Benchmark Loans, the Adjusted Term SOFR Rate, the applicable Local Rate, the Adjusted EURIBOR Rate, the Adjusted Term CORRA Rate, or the Adjusted TIBOR Rate, (y) for RFR Loans, if denominated in Sterling, SONIA plus a benchmark adjustment, if denominated in Dollars, Daily Simple SOFR plus a benchmark adjustment, and if denominated in Canadian Dollars, Daily Simple CORRA plus a benchmark adjustment or (z) for Daily SOFR Loans, the Adjusted Floating Overnight Daily SOFR Rate, in each case of clauses (x) through (z) above, plus a margin determined by the Company's corporate credit rating of between 0.650% and 1.400% or (ii) for loans denominated in U.S. Dollars only, the base rate (which rate is equal to the greatest of the prime rate, the NYFRB Rate plus 0.500% or Adjusted Term SOFR Rate for one month plus 1.000%) (the "Base Rate"), plus a margin determined by the Company's corporate credit rating of between 0.000% and 0.400%. The Supplemental Facility includes a facility fee determined by the Company's corporate credit rating of between 0.100% and 0.300% on the aggregate revolving commitments under the Supplemental Facility. Based upon our current credit ratings, the interest rate on the Supplemental Facility is SOFR plus 70.0 basis points, plus a spread adjustment to account for the transition from LIBOR to SOFR.

On December 31, 2025 we had an aggregate available borrowing capacity of $7.7 billion under the Credit Facilities. The maximum aggregate outstanding balance under the Facilities during the year ended December 31, 2025 was $1.0 billion and the weighted average outstanding balance was $693.4 million. Letters of credit of $3.1 million were outstanding under the Facilities as of December 31, 2025.

The Operating Partnership also has available a Commercial Paper program of $2.0 billion, or the non-U.S. dollar equivalent thereof. The Operating Partnership may issue unsecured commercial paper notes, denominated in U.S. dollars, Euro and other currencies. Notes issued in non-U.S. currencies may be issued by one or more subsidiaries of the Operating Partnership and are guaranteed by the Operating Partnership. Notes will be sold under customary terms in the U.S. and Euro commercial paper note markets and rank (either by themselves or as a result of the guarantee described above) *pari passu* with the Operating Partnership's other unsecured senior indebtedness. The Commercial Paper program is supported

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

by the Credit Facilities, and if necessary or appropriate, we may make one or more draws under either of the Credit Facilities to pay amounts outstanding from time to time on the Commercial Paper program. On December 31, 2025, we had $355 million outstanding under the Commercial Paper program, fully comprised of U.S. dollar denominated notes with a weighted average interest rate of 4.04%. These borrowings have a weighted average maturity date of January 22, 2026 and reduced amounts otherwise available under the Credit Facilities.

On January 13, 2026, the Operating Partnership completed the issuance of $800 million of senior unsecured notes with a fixed interest rate of 4.30% and a maturity date of January 15, 2031. The proceeds were used to fund the redemption at par of the Operating Partnership's $800 million note maturing on January 15, 2026.

During the fourth quarter of 2025, we exchanged 568,896 shares of Klépierre to settle the conversion of €15.4 million ($18.1 million U.S. dollar equivalent) of the Operating Partnership's exchangeable bonds. See further discussion in Note 6. The balance of the exchangeable bonds is €734.6 million ($862.4 million U.S. dollar equivalent) as of December 31, 2025.

On August 19, 2025, the Operating Partnership completed the issuance of $700 million of senior unsecured notes with a fixed interest rate of 4.375% and a maturity date of October 1, 2030, and $800 million of senior unsecured notes with a fixed interest rate of 5.125% and a maturity date of October 1, 2035. A portion of the proceeds were used to redeem, at par, its $1.1 billion 3.50% senior unsecured notes at maturity on September 1, 2025. Another portion of the proceeds were used to repay the €500 million outstanding under the Supplemental Facility on October 8, 2025.

On May 12, 2025, the Operating Partnership drew €500 million under the Supplemental Facility. The proceeds were used to fund the redemption at par of the Operating Partnerships €500 million notes maturing on May 13, 2025.

On April 25, 2025, the Operating Partnership drew $155 million under the Credit Facility.

On January 29, 2025, the Operating Partnership drew €376 million under the Credit Facility and used the proceeds to facilitate the acquisition of two Italian assets. On March 13, 2025, we repaid €18 million that had been outstanding under the Credit Facility at December 31, 2024. On March 20, 2025, the Operating Partnership entered into a €350 million unsecured term loan with a maturity date of March 20, 2027, and swapped the interest rate to an all-in fixed rate of 2.5965% which matures on March 20, 2026. The proceeds of the term loan, along with cash on hand, were used to repay the then remaining €376 million outstanding under the Credit Facility.

On October 1, 2024, the Operating Partnership completed the redemption, at par, of its $900 million 3.375% senior unsecured notes at maturity.

On September 26, 2024, the Operating Partnership completed the issuance of $1.0 billion senior unsecured notes with a fixed interest rate of 4.75% and a maturity date of September 26, 2034.

On September 13, 2024, the Operating Partnership completed the redemption, at par, of its $1.0 billion 2.00% senior unsecured notes at maturity.

On February 1, 2024, the Operating Partnership completed the redemption, at par, of its $600 million 3.75% senior unsecured notes at maturity.

Mortgage Debt

Total mortgage indebtedness was $8.2 billion and $5.0 billion at December 31, 2025 and 2024, respectively. On October 31, 2025, as part of the TRG Acquisition, discussed in Note 4, the Operating Partnership's consolidated debt increased $3.1 billion.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2025, assuming the obligations remain outstanding through the initial maturities, are as follows:

2026	$ 5,905,606
2027	3,936,773
2028	2,296,651
2029	2,940,031
2030	1,657,864
Thereafter	11,858,614
Total principal maturities	28,595,539
Net unamortized debt premium	1,065
Net unamortized debt discount	(73,175)
Debt issuance costs, net	(117,853)
Other Debt Obligations and Other.	24,599
Total mortgages and unsecured indebtedness	$ 28,430,175

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Cash paid for interest	**$ 945,736**	$ 911,349	$ 856,110

Debt Issuance Costs

Our debt issuance costs consist primarily of financing fees we incurred in order to obtain long-term financing. We record amortization of debt issuance costs on a straight-line basis over the terms of the respective loans or agreements. Details of those debt issuance costs as of December 31 are as follows:

	2025	**2024**
Debt issuance costs	**$ 266,286**	$ 252,560
Accumulated amortization	**(148,433)**	(121,298)
Debt issuance costs, net	**$ 117,853**	$ 131,262

We report amortization of debt issuance costs, amortization of premiums, and accretion of discounts as part of interest expense. We amortize debt premiums and discounts, which are included in mortgages and unsecured indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the time of the debt issuance or as part of purchase accounting for the fair value of debt assumed in acquisitions. The accompanying consolidated statements of operations and comprehensive income include amortization as follows:

	2025	**2024**	**2023**
Amortization of debt issuance costs	**$ 32,291**	$ 32,477	$ 28,660
Amortization of debt discounts/(premiums).	**8,958**	5,829	433

Fair Value of Debt

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The book value of our consolidated fixed-rate mortgages and unsecured indebtedness including commercial paper was $28.1 billion and $24.0 billion as of December 31, 2025 and 2024, respectively. The fair values of these financial instruments and the related discount rate assumptions as of December 31 are summarized as follows:

	2025	2024
Fair value of consolidated fixed rate mortgages and unsecured indebtedness (in millions)	**$ 27,300**	$ 22,510
Weighted average discount rates assumed in calculation of fair value for fixed rate mortgages	**5.63** %	6.27 %
Weighted average discount rates assumed in calculation of fair value for unsecured indebtedness	**6.05** %	6.50 %

8. Equity

Simon's Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of us without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of Simon's outstanding voting stock.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. The holders of Simon's Class B common stock have the right to elect up to four members of Simon's Board of Directors. All 8,000 outstanding shares of the Class B common stock are subject to a voting trust in which David Simon and Eli Simon are trustees. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the occurrence of certain events and can be converted into shares of common stock at the option of the holders.

Common Stock and Unit Issuances and Repurchases

In 2025, Simon issued 116,558 shares of common stock to two limited partners of the Operating Partnership in exchange for an equal number of units pursuant to the partnership agreement of the Operating Partnership. During the year ended December 31, 2025, the Operating Partnership redeemed 41,510 units from six limited partners for $7.3 million. In 2024, Simon issued 55,000 shares of common stock to a limited partner of the Operating Partnership in exchange for an equal number of units pursuant to the partnership agreement of the Operating Partnership. During the year ended December 31, 2024, the Operating Partnership redeemed 288,350 units from eight limited partners for $42.3 million. These transactions increased Simon's ownership interest in the Operating Partnership.

During the fourth quarter of 2025, the Operating Partnership issued 4,980,693 units in connection with the TRG Acquisition, as discussed in Note 4 and in the fourth quarter of 2024, the Operating Partnership issued 1,572,500 units in connection with the acquisition of an additional 4% ownership interest in TRG, as discussed in Note 6.

On February 8, 2024, Simon's Board of Directors authorized a common stock repurchase program under which Simon was permitted to purchase up to $2.0 billion of its common stock during the two-year period ending February 15, 2026 in the open market or in privately negotiated transactions. During the year ended December 31, 2025, Simon purchased 1,246,190 shares at an average price of $182.02 per share under this plan. During the year ended December 31, 2024, no shares were repurchased under this plan.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

On February 5, 2026, Simon's Board of Directors authorized a new common stock repurchase program, which immediately replaced the existing repurchase plan. Under the plan, Simon may purchase up to $2.0 billion of its common stock during the period ending on February 29, 2028 in the open market or in privately negotiated transactions as market conditions warrant. As Simon repurchases shares under these programs, the Operating Partnership repurchases an equal number of units from Simon.

Temporary Equity

Simon

Simon classifies as temporary equity those securities for which there is the possibility that Simon could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, Simon classifies one series of preferred units in the Operating Partnership and noncontrolling redeemable interests in properties in temporary equity. Each of these securities is discussed further below.

Limited Partners' Preferred Interest in the Operating Partnership and Noncontrolling Redeemable Interests in Properties. The redemption features of the preferred units in the Operating Partnership contain provisions which could require the Operating Partnership to settle the redemption in cash. As a result, this series of preferred units in the Operating Partnership remains classified outside permanent equity.

The remaining noncontrolling interests in a property or portfolio of properties which are redeemable at the option of the holder or in circumstances that may be outside Simon's control, are accounted for as temporary equity. The carrying amount of the noncontrolling interest is adjusted to the redemption amount assuming the instrument is redeemable at the balance sheet date. Changes in the redemption value of the underlying noncontrolling interest are recorded and presented within accumulated deficit in the consolidated statements of equity in the line issuance of unit equivalents and other. There were no noncontrolling interests redeemable at amounts in excess of fair value as of December 31, 2025 and 2024. The following table summarizes the preferred units in the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31.

	2025	2024
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 105,373 and 155,373 issued and outstanding, respectively	$ 10,537	$ 15,537
Other noncontrolling redeemable interests	222,769	169,192
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	$ 233,306	$ 184,729

7.50% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The preferred units are redeemable by the Operating Partnership upon the death of the survivor of the original holders, or the transfer of any preferred units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock. During 2025, the Operating Partnership redeemed 50,000 preferred units for $5.0 million. During 2024, the Operating Partnership redeemed 75,000 preferred units for $7.5 million. As of December 31, 2025 and 2024, these preferred units have a carrying value of $10.5 million and $15.5 million, respectively, and are included in limited partners' preferred interest in the Operating Partnership in the consolidated balance sheets.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The Operating Partnership

The Operating Partnership classifies as temporary equity those securities for which there is the possibility that the Operating Partnership could be required to redeem the security for cash, irrespective of the probability of such a possibility. As a result, the Operating Partnership classifies one series of preferred units and noncontrolling redeemable interests in properties in temporary equity. Each of these securities is discussed further below.

Noncontrolling Redeemable Interests in Properties   Redeemable instruments, which typically represent the remaining noncontrolling interests in a property or portfolio of properties, and which are redeemable at the option of the holder or in circumstances that may be outside our control, are accounted for as temporary equity. The carrying amount of the noncontrolling interest is adjusted to the redemption amount assuming the instrument is redeemable at the balance sheet date. Changes in the redemption value of the underlying noncontrolling interest are recorded within equity and are presented in the consolidated statements of equity in the line issuance of unit equivalents and other. There are no noncontrolling interests redeemable at amounts in excess of fair value as of December 31, 2025 and 2024. The following table summarizes the preferred units and the amount of the noncontrolling redeemable interests in properties as of December 31.

	2025	2024
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 105,373 and 155,373 issued and outstanding, respectively	$ 10,537	$ 15,537
Other noncontrolling redeemable interests	222,769	169,192
Total preferred units, at liquidation value, and noncontrolling redeemable interests in properties	$ 233,306	$ 184,729

7.50% Cumulative Redeemable Preferred Units   The 7.50% preferred units accrue cumulative quarterly distributions at a rate of $7.50 annually. We may redeem the preferred units upon the death of the survivor of the original holders, or the transfer of any preferred units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of common stock of Simon at our election. In the event of the death of a holder of the 7.5% preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the Operating Partnership's option in either cash or fully registered shares of common stock of Simon. During 2025, the Operating Partnership redeemed 50,000 preferred units for $5.0 million. During 2024, the Operating Partnership redeemed 75,000 preferred units for $7.5 million. As of December 31, 2025 and 2024, these preferred units have a carrying value of $10.5 million and $15.5 million, respectively, and are included in limited partners' preferred interest in the Operating Partnership in the consolidated balance sheets.

Permanent Equity

Simon

Preferred Stock.   Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to Simon equal to the dividends Simon pays on the preferred stock issued.

Series J $8\tfrac{3}{8}$% Cumulative Redeemable Preferred Stock.   Dividends accrue quarterly at an annual rate of $8\tfrac{3}{8}$% per share. Simon can redeem this series, in whole or in part, on and after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million. The unamortized premium included in the carrying value of the preferred stock at December 31, 2025 and 2024 was $0.6 million and $0.9 million, respectively.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The Operating Partnership

Series J 8³/₈% Cumulative Redeemable Preferred Units. Distributions accrue quarterly at an annual rate of 8³/₈% per unit on the Series J 8³/₈% preferred units, or Series J preferred units. Simon owns all of the Series J preferred units which have the same economic rights and preferences of an outstanding series of Simon preferred stock. The Operating Partnership can redeem this series, in whole or in part, when Simon can redeem the related preferred stock, on and after October 15, 2027 at a redemption price of $50.00 per unit, plus accumulated and unpaid distributions. The Series J preferred units were issued at a premium of $7.5 million. The unamortized premium included in the carrying value of the preferred units at December 31, 2025 and 2024 was $0.6 million and $0.9 million, respectively. There are 1,000,000 Series J preferred units authorized and 796,948 Series J preferred units issued and outstanding.

Other Equity Activity

The Simon Property Group, L.P. 2019 Stock Incentive Plan. This plan, or the 2019 Plan, provides for the grant of equity-based awards with respect to the equity of Simon in the form of incentive and nonqualified stock options to purchase shares, stock appreciation rights, restricted stock grants and performance-based awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and options which are not so qualified. An aggregate of 8,000,000 shares of common stock have been reserved under the 2019 plan.

The 2019 Plan is administered by the Compensation and Human Capital Committee. The Compensation and Human Capital Committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the Compensation and Human Capital Committee interprets the 2019 Plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the Compensation and Human Capital Committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant.

Directors who are not also our employees or employees of our affiliates are eligible to receive awards under the 2019 plan. Each independent director receives an annual cash retainer of $110,000, and an annual restricted stock award with a grant date value of $175,000. Committee chairs receive annual retainers for the Company's Audit, Compensation and Human Capital, and Governance and Nominating Committee of $35,000, $35,000 and $25,000, respectively. Directors receive fixed annual retainers for service on the Audit, Compensation and Human Capital, and Governance and Nominating Committees, of $15,000, $15,000, and $10,000, respectively. The Lead Director receives an annual retainer of $50,000. These retainers are paid 50% in cash and 50% in restricted stock.

Restricted stock awards vest in full after one year. Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the Director Deferred Compensation Plan until the shares of restricted stock are delivered to the former director.

Stock-Based Compensation

Our long-term incentive compensation awards under our stock-based compensation plans primarily take the form of LTIP units, restricted stock units, and restricted stock. The substantial majority of these awards are market condition or performance-based, and are based on various market, corporate and business unit performance measures as further described below. The expense related to these programs, net of amounts capitalized, is included within home and regional office costs and general and administrative costs in the accompanying statements of operations and comprehensive income. LTIP units are a form of limited partnership interest issued by the Operating Partnership, which are subject to the participant maintaining employment with us through certain dates and other conditions as described in the applicable award agreements. Awarded LTIP units not earned in accordance with the conditions set forth in the applicable award agreements

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

are forfeited. Earned and fully vested LTIP units are equivalent to units of the Operating Partnership. Participants are entitled to receive distributions on the awarded LTIP units, as defined, equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP units as participating securities under the two class method of computing earnings per share. These are granted under The Simon Property Group, L.P. 2019 Stock Incentive Plan, or the 2019 Plan.

The grant date fair values of any LTIP units that are market-based awards are estimated using a Monte Carlo model, and the resulting fixed expense is recorded regardless of whether the market condition criteria are achieved if the participant performs the required service period. The grant date fair values of the market-based awards are being amortized into expense over the performance period, which is the grant date through the date at which the awards, if earned, become vested. The expense of the performance-based award is recorded over the performance period, which is the grant date through the date at which the awards, if earned, become vested, based on our assessment as to whether it is probable that the performance criteria will be achieved during the applicable performance periods. The grant date fair values of any restricted stock unit awards are recognized as expense over the vesting period.

2020 LTI Program. In 2020, the Compensation and Human Capital Committee established and granted awards under the 2020 LTI Program, which consisted of a one-time grant of 312,263 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $84.37 per share. One-third of these awards vested on each of January 1, 2022 and 2023, and the remaining awards vested on January 1, 2024. The grant date fair value of the awards of $26.3 million was recognized as expense over the three-year vesting period.

2021 LTI Program. In 2021, the Compensation and Human Capital Committee established and granted awards under the 2021 LTI Program. Awards under the 2021 LTI Program took the form of LTIP units and restricted stock units. Awards of LTIP units under this program were considered earned if the respective performance conditions (based on FFO and Objective Criteria Goals) and market conditions (based on Absolute TSR performance), as defined in the applicable award agreements, were achieved during the applicable three-year measurement period. Any units determined to be earned LTIP units under the 2021 LTI Program vested on January 1, 2025. The 2021 LTI Program provides that the amount earned related to the performance-based portion of the awards was dependent on the Compensation and Human Capital Committee's determination of Simon's FFO performance and the achievement of certain Objective Criteria Goals and had a maximum potential fair value at grant date of $18.4 million. As part of the 2021 LTI Program, the Compensation and Human Capital Committee also established a grant of 37,976 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $112.92 per share. These time-based awards vested on March 1, 2024. The $4.3 million grant date fair value of these awards was recognized as expense over the three-year vesting period.

2022 LTI Program. In the first quarter of 2022, the Compensation and Human Capital Committee established and granted awards under a 2022 Long-Term Incentive Program, or 2022 LTI Program. Awards under the 2022 LTI Program, took the form of LTIP units and restricted stock units. Awards of LTIP units under this program will be considered earned if the respective performance conditions (based on FFO and Objective Criteria Goals), subject to adjustment based upon a TSR modifier, with respect to the FFO performance condition, as defined in the applicable award agreements, are achieved during the applicable three-year measurement period. Any units determined to be earned LTIP units under the 2022 LTI Program vested on January 1, 2026. The 2022 LTI Program provides that the amount earned related to the performance-based portion of the awards is dependent on the Compensation and Human Capital Committee's determination of Simon's FFO performance and the achievement of certain Objective Criteria Goals and had a maximum potential fair value at grant date of $20.6 million. As part of the 2022 LTI Program, on March 11, 2022 and March 18, 2022, the Compensation and Human Capital Committee also established grants of 52,673 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $130.05 and $130.84 per share. These time-based awards vested on March 11, 2025 and March 18, 2025. The $6.9 million grant date fair value of these awards was recognized as expense over the three-year vesting period.

2023 LTI Program. In the first quarter of 2023, the Compensation and Human Capital Committee established and granted awards under a 2023 Long-Term Incentive Program, or 2023 LTI Program. Awards under the 2023 LTI Program, took the form of LTIP units and restricted stock units. Awards of LTIP units under this program will be considered earned

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

if the respective performance conditions (based on FFO and Objective Criteria Goals), subject to adjustment based upon a TSR modifier, with respect to the FFO performance condition, as defined in the applicable award agreements, are achieved during the applicable three-year measurement period. Any units determined to be earned LTIP units under the 2023 LTI Program will vest on January 1, 2027. The 2023 LTI Program provides that the amount earned related to the performance-based portion of the awards is dependent on the Compensation and Human Capital Committee's determination of Simon's FFO performance and the achievement of certain Objective Criteria Goals and has a maximum potential fair value at grant date of $42.5 million. As part of the 2023 LTI Program, on March 1, 2023, the Compensation and Human Capital Committee also established a grant of 64,852 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $121.25 per share. These time-based awards will vest on March 1, 2026. The $7.9 million grant date fair value of these awards is being recognized as expense over the three-year vesting period.

2024 LTI Program. In the first quarter of 2024, the Compensation and Human Capital Committee established and granted awards under a 2024 Long-Term Incentive Program, or 2024 LTI Program. Awards under the 2024 LTI Program, took the form of LTIP units and restricted stock units. Awards of LTIP units under this program will be considered earned if the respective performance conditions (based on FFO and Objective Criteria Goals), subject to adjustment based upon a TSR modifier, with respect to the FFO performance condition, as defined in the applicable award agreements, are achieved during the applicable three-year measurement period. Any units determined to be earned LTIP units under the 2024 LTI Program will vest on January 1, 2028. The 2024 LTI Program provides that the amount earned related to the performance-based portion of the awards is dependent on the Compensation and Human Capital Committee's determination of Simon's FFO performance and the achievement of certain Objective Criteria Goals and has a maximum potential fair value at grant date of $44.1 million. As part of the 2024 LTI Program, on March 6, 2024, the Compensation and Human Capital Committee also established a grant of 53,679 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $152.32 per share. These time-based awards will vest on March 6, 2027. The $8.2 million grant date fair value of these awards is being recognized as expense over the three-year vesting period.

2024 OPI LTIP Awards. On August 29, 2024, Simon's Board of Directors, upon the recommendation and approval of the Compensation and Human Capital Committee, granted awards under the Amended and Restated Other Platform Investment Incentive Program in the form of 406,976 Series 2024-2 LTIP units of the Operating Partnership to certain named executive officers. The awards are subject to future service conditions and had a grant date fair value of $165.50 per unit or share. The $67.4 million grant date fair value of the LTIP units is being recognized as expense over a five-year vesting period. In accordance with the Operating Partnership's partnership agreement, the Operating Partnership issued an equal number of units to Simon that are subject to the same vesting conditions.

2025 LTI Program. In the first quarter of 2025, the Compensation and Human Capital Committee established and granted awards under a 2025 Long-Term Incentive Program, or 2025 LTI Program. Awards under the 2025 LTI Program, took the form of LTIP units and restricted stock units. Awards of LTIP units under this program will be considered earned if the respective performance conditions (based on FFO and Objective Criteria Goals), subject to adjustment based upon a TSR modifier, with respect to the FFO performance condition, as defined in the applicable award agreements, are achieved during the applicable three-year measurement period. Any units determined to be earned LTIP units under the 2025 LTI Program will vest on January 1, 2029. The 2025 LTI Program provides that the amount earned related to the performance-based portion of the awards is dependent on the Compensation and Human Capital Committee's determination of Simon's FFO performance and the achievement of certain Objective Criteria Goals and has a maximum potential fair value at grant date of $48.0 million. As part of the 2025 LTI Program, on March 3, 2025, the Compensation and Human Capital Committee also established a grant of 39,949 time-based restricted stock units under the 2019 Plan at a grant date fair market value of $187.78 per share. These time-based awards will vest on March 3, 2028. The $7.5 million grant date fair value of these awards is being recognized as expense over the three-year vesting period.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

The Compensation and Human Capital Committee approved LTIP unit grants as shown in the table below. The extent to which LTIP units were determined by the Compensation and Human Capital Committee to have been earned, and the aggregate grant date fair value, are as follows:

LTIP Awards	LTIP Units Earned	Grant Date Fair Value of TSR Award	Grant Date Target Value of Performance-Based Awards
2021 LTIP Awards	209,784	$5.7 million	$12.2 million
2022 LTIP Awards	107,462	—	$13.7 million
2023 LTIP Awards	To be determined in 2026	—	$23.6 million
2024 LTIP Awards	To be determined in 2027	—	$24.5 million
2024 OPI LTIP Awards	406,976	—	$67.4 million
2025 LTIP Awards	To be determined in 2028	—	$30.0 million

We recorded compensation expense, net of capitalization and forfeitures, related to LTIP programs of approximately $58.0 million, $33.6 million, and $26.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Restricted Stock and Restricted Stock Units. The 2019 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of individual performance and certain financial and return-based performance measures established by the Compensation and Human Capital Committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a three-year or a four-year period (as defined in the award). The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is recognized as expense ratably over the vesting period. Through December 31, 2025 a total of 5,858,453 shares of restricted stock, net of forfeitures, have been awarded under the 1998 plan, and 1,590,889 shares of restricted stock and RSUs have been awarded under the 2019 plan.

2024 OPI Restricted Stock Awards. On August 29, 2024, Simon's Board of Directors, upon the recommendation and approval of the Compensation and Human Capital Committee, granted awards under the Amended and Restated Other Platform Investment Incentive Program in the form of 178,931 shares of restricted stock to certain senior employees of the Company. The awards are subject to future service conditions and had a grant date fair value of $165.50 per unit or share. The $29.6 million grant date fair value of the restricted stock will be recognized as expense over a four-year vesting period. In accordance with the Operating Partnership's partnership agreement, the Operating Partnership issued an equal number of units to Simon that are subject to the same vesting conditions as the restricted stock.

Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2025	2024	2023
Shares of restricted stock awarded during the year, net of forfeitures	117,411	318,816	227,232
Weighted average fair value of shares granted during the year	$ 165.81	$ 161.61	$ 111.37
Compensation expense, net of capitalization.	$ 26,483	$ 21,277	$ 16,356

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other post-retirement or post-employment benefits to our employees.

Exchange Rights

Simon

Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by Simon's Board of Directors. The amount of cash to be

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon's common stock at that time. At December 31, 2025, Simon had reserved 60,578,802 shares of common stock for possible issuance upon the exchange of units, stock options and Class B common stock.

The Operating Partnership

Limited partners have the right under the partnership agreement to exchange all or any portion of their units for shares of Simon common stock on a one-for-one basis or cash, as determined by Simon in its sole discretion. If Simon selects cash, Simon cannot cause the Operating Partnership to redeem the exchanged units for cash without contributing cash to the Operating Partnership as partners' equity sufficient to effect the redemption. If sufficient cash is not contributed, Simon will be deemed to have elected to exchange the units for shares of Simon common stock. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon's common stock at that time. The number of shares of Simon's common stock issued pursuant to the exercise of the exchange right will be the same as the number of units exchanged.

9. Lease Income

Fixed lease income under our operating leases includes fixed minimum lease consideration and fixed CAM reimbursements recorded on a straight-line basis. Variable lease income includes consideration based on reported sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items including negative variable lease income as discussed in Note 3.

	For the Year Ended December 31,		
	2025	2024	2023
Fixed lease income	**$ 4,727,341**	$ 4,365,734	$ 4,145,288
Variable lease income	**1,111,819**	1,024,026	1,019,047
Total lease income.	**$ 5,839,160**	$ 5,389,760	$ 5,164,335

Tenant receivables and accrued revenue in the accompanying consolidated balance sheets includes straight-line receivables of $565.5 million and $539.6 million at December 31, 2025 and 2024, respectively.

Minimum fixed lease consideration under non-cancelable tenant operating leases for each of the next five years and thereafter, excluding variable lease consideration, as of December 31, 2025, is as follows:

2026.	$ 4,117,405
2027.	3,511,090
2028.	2,837,923
2029.	2,239,100
2030.	1,727,389
Thereafter	5,301,894
	$ 19,734,801

10. Commitments and Contingencies

Litigation

We are involved from time-to-time in various legal and regulatory proceedings that arise in the ordinary course of our business, including, but not limited to, commercial disputes, environmental matters, and litigation in connection with transactions such as acquisitions and divestitures. We believe that current proceedings will not have a material adverse

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

effect on our financial condition, liquidity or results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2025, we are subject to ground leases that cover all or a portion of 29 of our consolidated properties with termination dates extending through 2105, including periods for which exercising an extension option is reasonably assured. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental payment plus a percentage rent component based upon the revenues or total reported sales of the property. In addition, we have several regional office locations that are subject to leases with termination dates ranging from 2026 to 2034. These office leases generally require us to make fixed annual rental payments plus pay our share of common area, real estate, and utility expenses. Some of our ground and office leases include escalation clauses. All of our lease arrangements are classified as operating leases. We incurred ground lease expense and office lease expense, which are included in other expense and home office and regional expense, respectively, as follows:

	For the Year Ended December 31,		
	2025	2024	2023
Operating Lease Cost			
Fixed lease cost	$ 37,071	$ 35,518	$ 34,112
Variable lease cost	17,089	16,232	16,930
Total operating lease cost	$ 54,160	$ 51,750	$ 51,042

	For the Year Ended December 31,		
	2025	2024	2023
Other Information			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 54,111	$ 51,690	$ 50,967
Weighted-average remaining lease term - operating leases	30.6 years	32.0 years	32.3 years
Weighted-average discount rate - operating leases	5.32%	5.32%	4.93%

Future minimum lease payments due under these leases for years ending December 31, excluding applicable extension options and renewal options unless reasonably certain of exercise and any sublease income, are as follows:

2026	$ 51,853
2027	52,049
2028	52,273
2029	52,319
2030	52,439
Thereafter	1,534,279
	$ 1,795,212
Impact of discounting	(1,038,673)
Operating lease liabilities	$ 756,539

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

Insurance

We maintain insurance coverage with third-party carriers who provide a portion of the coverage for specific layers of potential losses, including commercial general liability, cyber liability, property all risk and business interruption insurance on our wholly-owned properties and non-wholly owned properties which we are contractually required to insure in the United States. Some portions of coverage, including property insurance and certain windstorm risks, not provided by third-party carriers may be insured through our wholly-owned captive insurance company, or other financial arrangements controlled by us. If required, a third-party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's insurance policy with us.

We currently maintain insurance coverage against acts of terrorism on our wholly-owned properties and non-wholly owned properties which we are contractually required to insure in the United States on an "all risk" basis in the amount of up to $1 billion. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks where we operate could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2025 and 2024, the Operating Partnership guaranteed joint venture related mortgage indebtedness of $118.8 million and $109.8 million, respectively. Mortgages guaranteed by the Operating Partnership are secured by the property of the joint venture which could be sold in order to satisfy the outstanding obligation and which have estimated fair values in excess of the guaranteed amount.

Concentration of Credit Risk

Our U.S. Malls, Premium Outlets, and The Mills rely upon anchor tenants to attract customers; however, anchors do not contribute materially to our financial results as many anchors own their spaces. No customer or tenant accounts for 5% or more of our consolidated revenues.

11. Segments and Geographic Locations

Our primary business is the ownership, development and management of premier shopping, dining, entertainment and mixed-use destinations, which consist primarily of malls, Premium Outlets, and The Mills. We identify our operating segments based on how our chief operating decision maker ("CODM") allocates resources, assesses performance, and makes decisions. Our CODM is our President and Chief Executive Officer who is actively involved in all aspects of the portfolio operations. We have aggregated our consolidated real estate operations, including malls, Premium Outlets, The Mills, and our consolidated international real estate operations into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of, and in many cases, the same, tenants. Revenue earned from these segment operations represents substantially all of lease income reported on the consolidated statements of operations and comprehensive income, all of which is generated from external customers, with the exception of eliminations made to remove our share of lease income earned from tenants in which we have an ownership interest. The primary financial measure the CODM uses to measure the operating performance of the consolidated real estate operations is net operating income ("NOI"), which is reconciled to consolidated net income below. The Company believes that NOI is helpful to investors as a measure of operating performance because it is a direct measure of the actual operating results of the Company's properties and because it is a widely recognized measure of the performance of REITs providing a relevant basis for comparison among REITs. Non-segment revenue includes Management Fees and Other revenues, described earlier in Note 3, and the majority of Other income, which primarily includes interest income and miscellaneous activities such as land sales, dividends received from certain investments and other activities as disclosed through these notes to the extent material, as well as eliminations. None of our unconsolidated investments meet the materiality threshold required for separate reporting as a reportable segment, though we have included disclosures related to the activities of these investments in Note 6. Approximately 96% of total consolidated

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

assets, with the exception of our investment in Klépierre and other unconsolidated entities and certain other assets, are attributable to our real estate segment.

As of December 31, 2025 and 2024, approximately 6.7% and 6.8%, respectively, of our consolidated long-lived assets were located outside the United States and as of December 31, 2025, 2024, and 2023, approximately 5.3%, 4.4%, and 4.2%, respectively, of our consolidated total revenues were derived from assets located outside the United States. Substantially all of our capital expenditures reported in the consolidated statements of cash flows relate to our segment operations.

The following table reconciles our reportable segment to net income:

	For the Year Ended December 31, 2025		
	Real estate segment	All other & eliminations, net	Consolidated
For the period ended December 31, 2025:			
Income:			
Lease Income	$ 5,854,900	$ (15,740)	$ 5,839,160
Management fees and other revenues	—	144,426	144,426
Other Income	161,725	219,194	380,919
Total	6,016,625	347,880	6,364,505
Expenses:			
Property Operating	765,610	(184,635)	580,975
Real estate taxes	456,455	(5,327)	451,128
Repairs and maintenance	117,685	2,230	119,915
Advertising and promotion	159,702	(3,876)	155,826
Other	79,715	62,231	141,946
Total	1,579,167	(129,377)	1,449,790
NOI of consolidated entities	**$ 4,437,458**	**$ 477,257**	**$ 4,914,715**
Other Income:			
Income from unconsolidated entities			504,088
Gain on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net			2,887,460
Other Expenses:			
Depreciation and amortization			1,426,423
Home and regional office costs			251,748
General and administrative			60,888
Interest expense			974,835
Income and other tax expense			35,788
Loss due to disposal, exchange, or revaluation of equity interests, net			86,119
Unrealized losses in fair value of publicly traded equity instruments and derivative instrument, net			106,082
Other expense			260
Consolidated Net Income			**$ 5,364,120**

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

	For the Year Ended December 31, 2024		
	Real estate segment	**All other & eliminations, net**	**Consolidated**
For the period ended December 31, 2024:			
Income:			
Lease Income	$ 5,402,306	$ (12,546)	$ 5,389,760
Management fees and other revenues	—	133,250	133,250
Other Income	140,009	300,779	440,788
Total	5,542,315	421,483	5,963,798
Expenses:			
Property Operating	658,425	$ (128,672)	$ 529,753
Real estate taxes	409,124	(483)	408,641
Repairs and maintenance	103,030	1,990	105,020
Advertising and promotion	147,891	(3,340)	144,551
Other	60,391	88,468	148,859
Total	1,378,861	(42,037)	1,336,824
NOI of consolidated entities	$ 4,163,454	$ 463,520	$ 4,626,974
Other Income:			
Gain due to disposal, exchange, or revaluation of equity interests, net			451,172
Income from unconsolidated entities			207,322
Other Expenses:			
Depreciation and amortization			1,265,340
Home and regional office costs			223,277
General and administrative			44,743
Interest expense			905,797
Income and other tax expense			23,262
Unrealized losses in fair value of publicly traded equity instruments and derivative instrument, net			17,392
Loss on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net			75,818
Other expense			818
Consolidated Net Income			$ 2,729,021

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

	For the Year Ended December 31, 2023		
	Real estate segment	All other & eliminations, net	Consolidated
For the period ended December 31, 2023:			
Income:			
Lease Income	$ 5,199,120	$ (34,785)	$ 5,164,335
Management fees and other revenues	—	125,995	125,995
Other Income	124,075	244,431	368,506
Total	5,323,195	335,641	5,658,836
Expenses:			
Property Operating	616,190	(126,844)	489,346
Real estate taxes	439,885	1,898	441,783
Repairs and maintenance	95,331	1,926	97,257
Advertising and promotion	130,660	(3,314)	127,346
Other	63,536	123,988	187,524
Total	1,345,602	(2,346)	1,343,256
NOI of consolidated entities	**$ 3,977,593**	**$ 337,987**	**$ 4,315,580**
Other Income:			
Gain due to disposal, exchange, or revaluation of equity interests, net			362,019
Income from unconsolidated entities			375,663
Unrealized gains in fair value of publicly traded equity instruments and derivative instrument, net			11,892
Other Expenses:			
Depreciation and amortization			1,262,107
Home and regional office costs			207,618
General and administrative			38,513
Interest expense			854,648
Income and other tax expense			81,874
Loss on acquisition of controlling interest, sale or disposal of, or recovery on, assets and interests in unconsolidated entities and impairment, net			3,056
Other expense			320
Consolidated net income			**$ 2,617,018**

12. Related Party Transactions

Transactions with Affiliates

Our management company provides office space and legal, human resource administration, property specific financing and other support services to Melvin Simon & Associates, Inc., or MSA, a related party, for which we received a fee of $0.8 million, $0.6 million, and $0.6 million in 2025, 2024 and 2023, respectively. In addition, pursuant to management agreements that provide for our receipt of a management fee and reimbursement of our direct and indirect costs, we have managed since 1993 two shopping centers owned by entities in which David Simon and members of his family have ownership interests, for which we received a fee of $4.7 million, $3.9 million, and $3.9 million in 2025, 2024, and 2023, respectively.

Transactions with Unconsolidated Joint Ventures

As described in Note 2, our management company provides management, insurance, and other services to certain unconsolidated joint ventures. Amounts received for such services were $138.9 million, $128.6 million, and $121.2 million

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

in 2025, 2024, and 2023, respectively. During 2025, 2024, and 2023, we recorded development, royalty, and other fee income, net of elimination, related to our unconsolidated international joint ventures of $14.9 million, $13.9 million, and $13.3 million, respectively. The fees related to our international investments are included in other income in the accompanying consolidated statements of operations and comprehensive income. Neither MSA, David Simon, nor members of the Simon family have an ownership interest in any of our unconsolidated joint ventures, except through their ownership interests in the Company or the Operating Partnership.

We have investments in retailers including Catalyst (formerly J.C. Penney and SPARC Group), and these retailers are lessees at certain of our operating properties. Lease income from the date of our investments in our consolidated statements of operations and comprehensive income related to these retailers was $84.5 million, $105.9 million, and $101.8 million for the years ended December 31, 2025, 2024, and 2023, respectively, net of elimination.

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Consolidated Financial Statements
(Dollars in thousands, except share, per share, unit and per unit amounts
and where indicated as in millions or billions)

13. Quarterly Financial Data (Unaudited)

Quarterly 2025 and 2024 data is summarized in the table below. Quarterly amounts may not sum to annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2025				
Total revenue	$ 1,473,012	$ 1,498,459	$ 1,601,572	$ 1,791,462
Operating income before other items	727,616	744,197	812,914	890,669
Consolidated net income.	477,860	643,681	702,696	3,539,882
Simon Property Group, Inc.				
Net income attributable to common stockholders	$ 413,699	$ 556,133	$ 606,174	$ 3,048,269
Net income per share — Basic and Diluted	$ 1.27	$ 1.70	$ 1.86	$ 9.35
Weighted average shares outstanding — Basic and Diluted	326,313,432	326,487,253	326,485,607	326,180,391
Simon Property Group, L.P.				
Net income attributable to unitholders	$ 478,026	$ 642,529	$ 700,339	$ 3,533,907
Net income per unit — Basic and Diluted	$ 1.27	$ 1.70	$ 1.86	$ 9.35
Weighted average units outstanding — Basic and Diluted	377,052,997	377,201,275	377,199,372	380,219,062
2024				
Total revenue	$ 1,442,590	$ 1,458,266	$ 1,480,710	$ 1,582,232
Operating income before other items	735,180	754,101	767,769	835,746
Consolidated net income.	841,155	569,435	546,671	771,760
Simon Property Group, Inc.				
Net income attributable to common stockholders	$ 731,702	$ 493,465	$ 475,161	$ 667,231
Net income per share — Basic and Diluted	$ 2.25	$ 1.51	$ 1.46	$ 2.04
Weighted average shares outstanding — Basic and Diluted	325,911,525	326,038,544	326,157,686	326,278,138
Simon Property Group, L.P.				
Net income attributable to unitholders	$ 841,359	$ 567,384	$ 546,479	$ 770,543
Net income per unit — Basic and Diluted. .	$ 2.25	$ 1.51	$ 1.46	$ 2.04
Weighted average units outstanding — Basic and Diluted	374,754,605	374,882,354	375,097,198	376,990,586

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Simon

Management's Evaluation of Disclosure Controls and Procedures

Simon maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Simon's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

Our management, with the participation of Simon's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of Simon's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, Simon's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, Simon's disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Simon is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, Simon's principal executive and principal financial officers and effected by Simon's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of Simon's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment and criteria, we believe that, as of December 31, 2025, Simon's internal control over financial reporting was effective. On October 31, 2025, the Company completed the acquisition of the remaining interest in The Taubman Realty Group, LLC, or TRG, which was accounted for as a business combination. Refer to Part II. Item 8. Financial Statements and Supplementary Data, Note 4 – Real Estate Acquisitions and Dispositions for further information. The Company is in process of analyzing and evaluating the internal control environment as it relates to the integration of TRG, which may result in additions or changes to our internal control over financial reporting. The Company excluded TRG's operations from the scope of our annual assessment of the effectiveness of internal control over financial reporting for the period from October 31, 2025 through December 31, 2025 in accordance with the Securities and Exchange Commission guidance. Such guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year. TRG consolidated total asset and total revenues represent approximately 26% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The audit report of Ernst & Young LLP on their assessment of Simon's internal control over financial reporting as of December 31, 2025 is set forth within Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have not been any changes in Simon's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, Simon's internal control over financial reporting, except as noted above related to TRG.

The Operating Partnership

Management's Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including Simon's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

Our management, with the participation of Simon's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, Simon's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Operating Partnership's disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

The Operating Partnership is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, Simon's principal executive and principal financial officers and effected by Simon's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment and criteria, we believe that, as of December 31, 2025, the Operating Partnership's internal control over financial reporting was effective. On October 31, 2025, the Company completed the acquisition of the remaining interest in The Taubman Realty Group, LLC, or TRG, which was accounted for as a business combination. Refer to Part II. Item 8. Financial Statements and Supplementary Data, Note 4 – Real Estate Acquisitions and Dispositions for further information. The Company is in process of analyzing and evaluating the internal control environment as it relates to the integration of TRG, which may result in additions or changes to our internal control over financial reporting. The Company

excluded TRG's operations from the scope of our annual assessment of the effectiveness of internal control over financial reporting for the period from October 31, 2025 through December 31, 2025 in accordance with the Securities and Exchange Commission guidance. Such guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year. TRG consolidated total asset and total revenues represent approximately 26% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The audit report of Ernst & Young LLP on their assessment of the Operating Partnership's internal control over financial reporting as of December 31, 2025 is set forth within Item 8 of this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Operating Partnership's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting, except as noted above related to TRG.

Item 9B.   Other Information

During the fourth quarter of the year covered by this Annual Report on Form 10-K, the Audit Committee of Simon's Board of Directors approved certain audit, audit-related and non-audit tax compliance and tax consulting services to be provided by Ernst & Young LLP, our independent registered public accounting firm. This disclosure is made pursuant to Section 10A(i)(2) of the Exchange Act as added by Section 202 of the Sarbanes-Oxley Act of 2002.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance

The Company has adopted an insider trading policy, a copy of which may be found as Exhibit 19.1 hereto, governing the purchase, sale and/or other dispositions of our securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as NYSE listing standards. The insider trading policy prohibits the trading of the Company's securities on the basis of material, non-public information and establishes regular blackout periods wherein certain designated employees are prohibited from trading in the Company's securities. The insider trading policy also prohibits employees and directors from hedging the ownership of Company securities. In addition, the Company does not permit its executive officers and directors to pledge shares.

The other information required by this item is incorporated herein by reference to the definitive proxy statement for Simon's 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A and the information included under the caption "Information about our Executive Officers" in Part I hereof.

Item 11.   Executive Compensation

The information required by this item is incorporated herein by reference to the definitive proxy statement for Simon's 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the definitive proxy statement for Simon's 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated herein by reference to the definitive proxy statement for Simon's 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the definitive proxy statement for Simon's 2026 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A.

The Audit Committee of Simon's Board of Directors pre-approves all audit and permissible non-audit services to be provided by Ernst & Young LLP (PCAOB ID: 42), or Ernst & Young, Simon's and the Operating Partnership's independent registered public accounting firm, prior to commencement of services. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve specific services up to specified individual and aggregate fee amounts. These pre-approval decisions are presented to the full Audit Committee at the next scheduled meeting after such approvals are made. We have incurred fees as shown below for services from Ernst & Young as Simon's and the Operating Partnership's independent registered public accounting firm and for services provided to our managed consolidated and joint venture properties and our consolidated non-managed properties. Ernst & Young has advised us that it has billed or will bill these indicated amounts for the following categories of services for the years ended December 31, 2025 and 2024, respectively:

	2025	2024
Audit Fees (1)	$ 5,570,000	$ 5,201,000
Audit Related Fees (2)	6,106,000	6,073,000
Tax Fees (3)	250,000	298,000
All Other Fees	—	—

(1) Audit Fees include fees for the audits of the financial statements and the effectiveness of internal control over financial reporting and quarterly reviews for Simon and the Operating Partnership and services associated with the related SEC registration statements, periodic reports, and other documents issued in connection with securities offerings. This category may vary year-over-year and is directly tied to the level of capital market and transaction related activities in any given year.

(2) Audit-Related Fees include audits of individual or portfolios of properties and schedules to comply with lender, joint venture partner or contract requirements, services related to pre-implementation reviews of certain information technology applications, audit services related to our employee benefit plan, and due diligence services in relation to acquisition-related activity for our managed consolidated and joint venture entities and our consolidated non-managed entities. Our share of these Audit-Related Fees was approximately 64% for both years ended 2025 and 2024.

(3) Tax Fees include fees for international and other tax consulting services, tax due diligence and tax return compliance services associated with the tax returns for certain managed joint ventures as well as other miscellaneous tax compliance services. Our share of these Tax Fees was approximately 64% and 70% for 2025 and 2024, respectively.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Exhibits

2.1 Separation and Distribution Agreement by and among Simon Property Group, Inc., Simon Property Group, L.P., Washington Prime Group Inc. and Washington Prime Group, L.P., dated as of May 27, 2014 (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed May 29, 2014).

2.2 Amended and Restated Agreement and Plan of Merger, dated as of November 14, 2020, by and among the Taubman Parties and the Simon Parties (incorporated by reference to exhibit 2.1 of Simon Property Group Inc.'s and Simon Property Group L.P.'s Current Report on Form 8-K filed on November 16, 2020).

2.3 Plan of Conversion of Simon Property Group, Inc. (incorporated by reference to Exhibit 2.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

2.4 Plan of Conversion of Simon Property Group, L.P. (incorporated by reference to Exhibit 2.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

3.1 Articles of Incorporation of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

3.2 Bylaws of Simon Property Group, Inc. (incorporated by reference to Exhibit 3.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

3.3 Certificate of Limited Partnership of Simon Property Group, L.P. (incorporated by reference to Exhibit 3.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

3.4 Ninth Amended and Restated Limited Partnership Agreement of Simon Property Group, L.P. dated as of May 15, 2025 (incorporated by reference to Exhibit 3.4 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed May 15, 2025).

3.5 Agreement between Simon Property Group, Inc. and Simon Property Group, L.P. dated March 7, 2007, but effective as of August 27, 1999, regarding a prior agreement filed under an exhibit 99.1 to Form S-3/A of Simon Property Group, L.P. on November 20, 1996 (incorporated by reference to Exhibit 3.4 of Simon Property Group, L.P.'s Annual Report on Form 10-K filed March 16, 2007).

3.6 Agreement between Simon Property Group, Inc. and Simon Property Group, L.P. dated April 29, 2009, but effective as of October 14, 2004, regarding redemption of the Registrant's Series I Preferred Units (incorporated by reference to Exhibit 3.2 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q filed May 8, 2009).

4.1(a) Indenture, dated as of November 26, 1996, by and among Simon Property Group, L.P. and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 of Simon Property Group, L.P.'s Registration Statement on Form S-3 filed October 21, 1996 (Reg. No. 333-11491)).

4.2 Description of Each Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

9.1 Second Amended and Restated Voting Trust Agreement, Voting Agreement and Proxy dated as of March 1, 2004 between Melvin Simon & Associates, Inc., on the one hand and Melvin Simon, Herbert Simon and David Simon on the other hand (incorporated by reference to Exhibit 9.1 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed May 10, 2004).

9.2 Voting Trust Agreement, Voting Agreement and Proxy dated as of March 1, 2004 between David Simon, Melvin Simon and Herbert Simon (incorporated by reference to Exhibit 9.2 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed May 10, 2004).

10.1 Form of the Indemnity Agreement between Simon Property Group, Inc. and its directors and officers (incorporated by reference to Exhibit 10.7 of Simon Property Group, Inc.'s Form S-4 filed August 13, 1998 (Reg. No. 333-61399)).

Exhibits

10.2   Registration Rights Agreement, dated as of September 24, 1998, by and among Simon Property Group, Inc. and the persons named therein (incorporated by reference to Exhibit 4.4 of Simon Property Group, Inc.'s Current Report on Form 8-K filed October 9, 1998).

10.3   Registration Rights Agreement, dated as of August 27, 1999, by and among Simon Property Group, Inc. and the persons named therein (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-3 filed March 24, 2004 (Reg. No. 333-113884)).

10.4   Registration Rights Agreement, dated as of November 14, 1997, by and between O'Connor Retail Partners, L.P. and Simon DeBartolo Group, Inc. (incorporated by reference to Exhibit 4.8 of the Registration Statement on Form S-3 filed December 7, 2001 (Reg. No. 333-74722)).

10.5*   Simon Property Group, L.P. Amended and Restated 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 10, 2014).

10.6*   Form of Nonqualified Stock Option Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of Simon Property Group, Inc.'s Annual Report on Form 10-K filed March 16, 2005).

10.7*   Form of Performance-Based Restricted Stock Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 of Simon Property Group, Inc.'s Annual Report on Form 10-K filed February 28, 2007).

10.8*   Form of Non-Employee Director Restricted Stock Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 of Simon Property Group, Inc.'s Annual Report on Form 10-K filed March 16, 2005).

10.9*   Employment Agreement between Simon Property Group, Inc. and David Simon effective as of July 6, 2011 (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Current Report on Form 8-K filed July 7, 2011).

10.10*   First Amendment to Employment Agreement between Simon Property Group, Inc. and David Simon, dated as of March 29, 2013 (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 4, 2013).

10.11*   Non-Qualified Deferred Compensation Plan dated as of December 31, 2008 (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed November 5, 2009).

10.12*   Amendment — 2008 Performance Based-Restricted Stock Agreement dated as of March 6, 2009 (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed November 5, 2009).

10.13*   Certificate of Designation of Series 2010 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s Current Report on Form 8-K filed March 19, 2010).

10.14*   Form of Series 2010 LTIP Unit (Three Year Program) Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Current Report on Form 8-K filed March 19, 2010).

10.15*   Form of Series 2010 LTIP Unit (Two Year Program) Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Current Report on Form 8-K filed March 19, 2010).

10.16*   Form of Series 2010 LTIP Unit (One Year Program) Award Agreement under the Simon Property Group, L.P. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s Current Report on Form 8-K filed March 19, 2010).

10.17*   Certificate of Designation of Series CEO LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s Current Report on Form 8-K filed July 7, 2011).

Exhibits

10.18*   Simon Property Group Series CEO LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s Current Report on Form 8-K filed July 7, 2011).

10.19*   First Amendment to Simon Property Group Series CEO LTIP Unit Award Agreement dated as of December 22, 2011 (incorporated by reference to Exhibit 10.24 of Simon Property Group, Inc.'s Annual Report on Form 10-K filed February 28, 2012).

10.20*   Second Amendment to Simon Property Group Series CEO LTIP Unit Award Agreement, dated as of March 29, 2013 (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 4, 2013).

10.21*   Simon Property Group Amended and Restated Series CEO LTIP Unit Award Agreement, dated as of December 31, 2013 (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Current Report on Form 8-K filed January 2, 2014).

10.22*   Certificate of Designation of Series 2011 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.5 of Simon Property Group, Inc.'s Current Report on Form 8-K filed July 7, 2011).

10.23*   Form of Simon Property Group Series 2011 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.6 of Simon Property Group, Inc.'s Current Report on Form 8-K filed July 7, 2011).

10.24*   Certificate of Designation of Series 2012 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q filed May 11, 2012).

10.25*   Amended and Restated Certificate of Designation of Series 2012 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.5 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q filed May 7, 2014).

10.26*   Form of Simon Property Group Series 2012 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed May 8, 2012).

10.27*   Simon Property Group Amended and Restated Series 2012 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 28, 2014).

10.28*   Certificate of Designation of Series 2013 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q filed May 10, 2013).

10.29*   Form of Simon Property Group Series 2013 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 4, 2013).

10.30*   Form of Simon Property Group Executive Officer LTIP Waiver, dated April 18, 2014 (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 28, 2014).

10.31*   Simon Property Group CEO LTIP Unit Adjustment Waiver, dated April 18, 2014 (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s Current Report on Form 8-K filed April 28, 2014).

10.32*   Form of Simon Property Group Series 2014 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q filed May 7, 2014).

10.33*   Certificate of Designation of Series 2014 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q filed May 7, 2014).

10.34*   Form of Simon Property Group Series 2015 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2015 filed on January 13, 2016).

Exhibits

10.35*   Certificate of Designation of Series 2015 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.4 of Simon Property Group, L.P.'s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2015 filed on January 13, 2016).

10.36*   Form of Simon Property Group Series 2016 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed on May 5, 2016).

10.37*   Form of Certificate of Designation of Series 2016 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed on May 5, 2016).

10.38*   Form of Simon Property Group Series 2018 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 3, 2018).

10.39*   Form of Certificate of Designation of Series 2018 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 3, 2018).

10.40*   Form of Simon Property Group Series 2019 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed on August 7, 2019).

10.41*   Form of Certificate of Designation of Series 2019 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed on August 7, 2019).

10.42*   Form of Restricted Stock Unit Agreement under Simon Property Group, L.P. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.48 of Simon Property Group, Inc.'s Annual Report on Form 10-K filed February 25, 2021).

10.43*   Form of Simon Property Group Series 2021 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed on May 10, 2021).

10.44*   Form of Certificate of Designation of Series 2021 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed on May 10, 2021).

10.45*   Simon Property Group, Inc., 2022 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed on May 9, 2022).

10.46*   Form of Simon Property Group Series 2022 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed on May 9, 2022).

10.47*   Form of Certificate of Designation of Series 2022 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed on May 9, 2022).

10.48*   Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed on May 9, 2022).

10.49   Third Amended and Restated $5,000,000,000 Credit Agreement, dated as of March 14, 2023 (incorporated by reference to Exhibit 99.2 of Simon Property Group, Inc. and L.P.'s Current Report on Form 8-K filed March 15, 2023).

Exhibits

10.50* Simon Property Group, Inc., 2023 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023).

10.51* Form of Simon Property Group Series 2023 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023).

10.52* Form of Certificate of Designation of Series 2023 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023).

10.53* Form of Simon Property Group 2023 Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.5 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023).

10.54* Amended and Restated Other Platform Investment Incentive Program (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s Form 8-K/A filed on November 9, 2023).

10.55* Simon Property Group L.P. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024).

10.56* Form of Simon Property Group Series 2024 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024).

10.57* Form of Certificate of Designation of Series 2024 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024).

10.58* Form of Simon Property Group 2024 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024).

10.59* Form of Simon Property Group Series 2024-2 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed on August 29, 2024).

10.60* Form of Certificate of Designation of Series 2024-2 LTIP Units of Simon Property Group, L.P. (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed on August 29, 2024).

10.61 Third Amended and Restated $3,500,000,000 Credit Agreement dated as of September 19, 2024 (incorporated by reference to Exhibit 99.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Form 8-K filed September 19, 2024).

10.62* Simon Property Group, L.P. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 12, 2025).

10.63* Form of Simon Property Group Series 2025 LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 12, 2025).

Exhibits

10.64* Form of Certificate of Designation of Series 2025 LTIP Units of Simon Property Group L.P. (incorporated by reference to Exhibit 10.3 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 12, 2025).

10.65* Form of Simon Property Group 2025 Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 12, 2025).

10.66 Form of Simon Property Group Indemnity Agreement.

19.1 Simon Property Group, Inc. – Insider Trading Policy (incorporated by reference to Exhibit 19.1 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed on February 21, 2025).

21.1 List of Subsidiaries of Simon Property Group Inc. and Simon Property Group, L.P.

23.1 Simon Property Group, Inc. — Consent of Ernst & Young LLP.

23.2 Simon Property Group, L.P. — Consent of Ernst & Young LLP.

31.1 Simon Property Group, Inc. — Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Simon Property Group, Inc. — Certification by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Simon Property Group, L.P. — Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.4 Simon Property Group, L.P. — Certification by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Simon Property Group, Inc. — Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Simon Property Group, L.P. — Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97 Simon Property Group, Inc. – Policy For Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 of Simon Property Group, Inc.'s and Simon Property Group, L.P.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on February 22, 2024).

101.INS XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH Inline XBRL Taxonomy Extension Schema Document

101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document

104 Cover Page Interactive File (formatted as Inline XBRL and contained in Exhibit 101)

(a)   Does not include supplemental indentures that authorize the issuance of debt securities series, none of which exceeds 10% of the total assets of Simon Property Group, L.P. on a consolidated basis. Simon Property Group, L.P. agrees to file copies of any such supplemental indentures upon the request of the Commission.

*   Represents a management contract, or compensatory plan, contract or arrangement required to be filed pursuant to Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMON PROPERTY GROUP, INC.

By   /s/ DAVID SIMON

David Simon
Chairman of the Board of Directors, Chief Executive Officer and President

Date: February 25, 2026

SIMON PROPERTY GROUP, L.P.

/s/ DAVID SIMON

David Simon
Chairman of the Board of Directors, Chief Executive Officer and President of Simon Property Group, Inc., General Partner

Date: February 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Simon Property Group, Inc., for itself and in its capacity as General Partner of Simon Property Group, L.P., and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ DAVID SIMON David Simon	Chairman of the Board of Directors, Chief Executive Officer (Principal Executive Officer) and President	February 25, 2026
/s/ ELI SIMON Eli Simon	Director, Executive Vice President and Chief Operating Officer	February 25, 2026
/s/ RICHARD S. SOKOLOV Richard S. Sokolov	Director and Vice Chairman	February 25, 2026
/s/ LARRY C. GLASSCOCK Larry C. Glasscock	Director	February 25, 2026
/s/ REUBEN S. LEIBOWITZ Reuben S. Leibowitz	Director	February 25, 2026
/s/ RANDALL J. LEWIS Randall J. Lewis	Director	February 25, 2026
/s/ NINA P. JONES Nina P. Jones	Director	February 25, 2026
/s/ DANIEL C. SMITH Daniel C. Smith	Director	February 25, 2026
/s/ GARY M. RODKIN Gary M. Rodkin	Director	February 25, 2026

Signature	Capacity	Date
/s/ GLYN F. AEPPEL Glyn F. Aeppel	Director	February 25, 2026
/s/ STEFAN M. SELIG Stefan M. Selig	Director	February 25, 2026
/s/ MARTA R. STEWART Marta R. Stewart	Director	February 25, 2026
/s/ PEGGY F. ROE Peggy F. Roe	Director	February 25, 2026
/s/ MARTIN J. CICCO Martin J. Cicco	Director	February 25, 2026
/s/ BRIAN J. MCDADE Brian J. McDade	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ ADAM J. REUILLE Adam J. Reuille	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 25, 2026

SCHEDULE III

Simon Property Group, Inc.
Simon Property Group, L.P.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

			Initial Cost (3)		Cost Capitalized Subsequent to Acquisition (3)		Gross Amounts At Which Carried At Close of Period				
Name	Location	Encumbrances (6)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)	Date of Construction or Acquisition
Malls											
Barton Creek Square	Austin, TX	$ —	$ 2,903	$ 20,929	$ 7,983	$ 106,062	$ 10,886	$ 126,991	$ 137,877	$ 80,752	1981
Battlefield Mall	Springfield, MO	—	3,919	27,231	3,000	80,325	6,919	107,556	114,475	83,807	1970
Bay Park Square	Green Bay, WI	—	6,278	25,623	4,106	32,246	10,384	57,869	68,253	40,889	1980
Brea Mall	Brea (Los Angeles), CA	—	38,639	209,202	3,847	268,608	42,486	477,810	520,296	198,351	1998 (4)
Briarwood Mall	Ann Arbor, MI	165,000	12,000	280,220	—	6,154	12,000	286,374	298,374	131,983	1998 (4) (5)
Brickell City Centre	Miami, FL	—	71,243	622,914	—	11,430	71,243	634,344	705,587	155,460	2007 (4) (5)
Broadway Square	Tyler, TX	—	11,306	32,431	—	55,607	11,306	88,038	99,344	52,988	1994 (4)
Burlington Mall	Burlington (Boston), MA	—	46,600	303,618	27,458	281,654	74,058	585,272	659,330	333,311	1998 (4)
Castleton Square	Indianapolis, IN	—	26,250	98,287	7,434	85,449	33,684	183,736	217,420	143,474	1972
Cielo Vista Mall	El Paso, TX	—	1,005	15,262	608	66,737	1,613	81,999	83,612	59,106	1974
College Mall	Bloomington, IN	—	1,003	16,245	720	72,857	1,723	89,102	90,825	58,822	1965
Columbia Center	Kennewick, WA	—	17,441	66,580	—	51,329	17,441	117,909	135,350	81,369	1987
Copley Place	Boston, MA	—	—	378,045	—	289,472	—	667,517	667,517	348,151	2002 (4)
Coral Square	Coral Springs (Miami), FL	—	12,282	93,630	—	23,515	12,282	117,145	129,427	97,617	1984
Cordova Mall	Pensacola, FL	—	18,626	73,091	7,321	78,784	25,947	151,875	177,822	103,031	1998 (4)
Domain, The	Austin, TX	210,000	40,436	197,010	—	199,021	40,436	396,031	436,467	228,386	2005
Empire Mall	Sioux Falls, SD	120,000	35,998	192,186	—	55,411	35,998	247,597	283,595	105,207	1998 (5)
Fashion Mall at Keystone, The	Indianapolis, IN	—	—	120,579	29,145	127,707	29,145	248,286	277,431	163,906	1997 (4)
Firewheel Town Center	Garland (Dallas), TX	—	8,438	82,716	—	30,816	8,438	113,532	121,970	75,389	2004
Forum Shops at Caesars Palace, The	Las Vegas, NV	—	—	276,567	—	350,934	—	627,501	627,501	386,636	1992
Greenwood Park Mall	Greenwood (Indianapolis), IN	—	2,423	23,445	5,253	131,992	7,676	155,437	163,113	106,914	1979
Haywood Mall	Greenville, SC	—	11,585	133,893	6	50,334	11,591	184,227	195,818	136,739	1998 (4)
King of Prussia	King of Prussia (Philadelphia), PA	—	175,063	1,128,236	—	482,583	175,063	1,610,819	1,785,882	720,630	2003 (5)
La Plaza Mall (13)	McAllen, TX	—	87,912	9,828	6,569	202,366	94,481	212,194	306,675	82,907	1976
Lakeline Mall	Cedar Park (Austin), TX	—	8,944	81,568	14	29,419	8,958	110,987	119,945	80,421	1995
Lenox Square	Atlanta, GA	—	37,216	492,411	—	171,089	37,216	663,500	700,716	471,597	1998 (4)
Mall of Georgia	Buford (Atlanta), GA	—	47,492	326,633	—	23,980	47,492	350,613	398,105	251,649	1999 (5)
McCain Mall	N. Little Rock, AR	—	—	9,515	10,142	31,248	10,142	40,763	50,905	23,843	1973
Menlo Park Mall	Edison (New York), NJ	—	65,684	223,252	—	117,725	65,684	340,977	406,661	234,244	1997 (4)
Miami International	Miami, FL	151,980	3,996	160,710	—	336	3,996	161,046	165,042	74,796	1982 (3) (5)
Midland Park Mall	Midland, TX	—	687	9,213	1,196	47,531	1,883	56,744	58,627	28,745	1980
Miller Hill Mall	Duluth, MN	—	2,965	18,092	1,811	51,133	4,776	69,225	74,001	49,413	1973
North East Mall	Hurst (Dallas), TX	—	128	12,966	19,010	137,413	19,138	150,379	169,517	117,354	1971
Ocean County Mall	Toms River (New York), NJ	—	20,404	124,945	3,277	88,981	23,681	213,926	237,607	135,257	1998 (4)
Orland Square	Orland Park (Chicago), IL	—	35,439	129,906	—	87,148	35,439	217,054	252,493	148,468	1997 (4)
Penn Square Mall	Oklahoma City, OK	310,000	2,043	155,958	—	71,221	2,043	227,179	229,222	171,099	2002 (4)
Pheasant Lane Mall	Nashua, NH	—	3,902	155,068	550	53,416	4,452	208,484	212,936	146,599	2004 (5)
Phillips Place	Charlotte, NC	—	19,991	113,280	—	—	19,991	113,280	133,271	481	2025 (4)
Phipps Plaza	Atlanta, GA	—	15,005	210,610	—	291,328	15,005	501,938	516,943	252,608	1998 (4)
Plaza Carolina	Carolina (San Juan), PR	—	15,493	279,560	—	85,680	15,493	365,240	380,733	222,337	2004 (4)
Prien Lake Mall	Lake Charles, LA	—	1,842	2,813	3,053	69,204	4,895	72,017	76,912	37,246	1972
Rockaway Townsquare	Rockaway (New York), NJ	—	41,918	212,257	—	76,889	41,918	289,146	331,064	202,437	1998 (4)

Simon Property Group, Inc.
Simon Property Group, L.P.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

			Initial Cost (3)		Cost Capitalized Subsequent to Acquisition (3)		Gross Amounts At Which Carried At Close of Period				
Name	Location	Encumbrances (6)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)	Date of Construction or Acquisition
Roosevelt Field	Garden City (New York), NY	$ —	$ 161,133	$ 702,008	$ 1,246	$ 426,839	$ 162,379	$ 1,128,847	$ 1,291,226	$ 706,810	1998 (4)
Ross Park Mall	Pittsburgh, PA	—	25,829	93,230	5,815	177,424	31,644	270,654	302,298	164,967	1986
Santa Rosa Plaza	Santa Rosa, CA	—	10,388	87,864	—	33,095	10,388	120,959	131,347	84,514	1998 (4)
Shops at Chestnut Hill, The	Chestnut Hill (Boston), MA	91,404	449	25,102	38,864	109,515	39,313	134,617	173,930	64,542	2002 (5)
Shops at Riverside, The	Hackensack (New York), NJ	—	13,521	238,746	—	277,415	13,521	516,161	529,682	194,096	2007 (4) (5)
Smith Haven Mall	Lake Grove (New York)	—	25,822	398,974	—	21,306	25,822	420,280	446,102	270,120	1995 (4) (5)
South Hills Village	Pittsburgh, PA	—	23,445	125,840	1,472	104,549	24,917	230,389	255,306	140,775	1997 (4)
South Shore Plaza	Braintree (Boston), MA	—	101,200	301,495	1,972	192,210	103,172	493,705	596,877	335,396	1998 (4)
Southdale Center	Edina (Minneapolis), MN	—	41,430	184,967	—	223,413	41,430	408,380	449,810	119,698	2007 (4) (5)
SouthPark	Charlotte, NC	—	42,092	188,055	100	271,227	42,192	459,282	501,474	282,573	2002 (4)
St. Charles Towne Center	Waldorf (Washington, DC), MD	—	7,710	52,934	1,180	25,717	8,890	78,651	87,541	67,594	1990
Stanford Shopping Center	Palo Alto (San Jose), CA	—	—	339,537	—	249,714	—	589,251	589,251	302,326	2003 (4)
Summit Mall	Akron, OH	85,000	15,374	51,137	—	62,501	15,374	113,638	129,012	81,999	1965
Tacoma Mall	Tacoma (Seattle), WA	—	37,113	125,826	—	209,632	37,113	335,458	372,571	190,535	1987
Tippecanoe Mall	Lafayette, IN	—	2,897	8,439	5,517	52,430	8,414	60,869	69,283	49,369	1973
Town Center at Boca Raton	Boca Raton (Miami), FL	—	64,200	307,317	—	289,699	64,200	597,016	661,216	388,162	1998 (4)
Towne East Square	Wichita, KS	—	8,024	18,479	4,108	64,566	12,132	83,045	95,177	54,632	1975
Treasure Coast Square	Jensen Beach, FL	—	10,750	72,990	3,067	30,351	13,817	103,341	117,158	78,529	1987
Tyrone Square	St. Petersburg (Tampa), FL	—	15,638	120,962	1,459	51,413	17,097	172,375	189,472	137,583	1972
University Park Mall	Mishawaka, IN	—	10,762	118,164	7,000	60,666	17,762	178,830	196,592	155,124	1996 (4)
Walt Whitman Shops	Huntington Station (New York), NY	—	51,700	111,258	3,789	150,788	55,489	262,046	317,535	168,404	1998 (4)
White Oaks Mall	Springfield, IL	31,652	2,789	35,692	2,468	69,678	5,257	105,370	110,627	73,963	1977
Wolfchase Galleria	Memphis, TN	155,152	16,407	128,276	—	19,677	16,407	147,953	164,360	119,069	2002 (4)
Woodland Hills Mall	Tulsa, OK	—	34,211	187,123	13,811	54,860	48,022	241,983	290,005	183,051	2004 (5)
Premium Outlets											
Albertville Premium Outlets	Albertville (Minneapolis), MN	—	3,900	97,059	—	13,046	3,900	110,105	114,005	77,955	2004 (4)
Allen Premium Outlets	Allen (Dallas), TX	—	20,932	69,788	—	45,642	20,932	115,430	136,362	54,115	2004 (4)
Aurora Farms Premium Outlets	Aurora (Cleveland), OH	—	2,370	24,326	541	12,386	2,911	36,712	39,623	28,041	2004 (4)
Birch Run Premium Outlets	Birch Run (Detroit), MI	123,000	11,477	77,856	—	9,806	11,477	87,662	99,139	50,385	2010 (4)
Camarillo Premium Outlets	Camarillo (Los Angeles), CA	—	16,599	224,721	395	81,686	16,994	306,407	323,401	191,560	2004 (4)
Carlsbad Premium Outlets	Carlsbad (San Diego), CA	—	12,890	184,990	96	16,722	12,986	201,712	214,698	113,806	2004 (4)
Carolina Premium Outlets	Smithfield (Raleigh), NC	—	3,175	59,863	5,311	10,068	8,486	69,931	78,417	46,237	2004 (4)
Chicago Premium Outlets	Aurora (Chicago), IL	—	659	118,005	13,050	97,306	13,709	215,311	229,020	111,680	2004 (4)
Cincinnati Premium Outlets	Monroe (Cincinnati), OH	—	14,117	71,520	—	5,950	14,117	77,470	91,587	46,555	2008
Clinton Premium Outlets	Clinton, CT	—	2,060	107,556	1,532	8,533	3,592	116,089	119,681	79,216	2004 (4)
Denver Premium Outlets	Thornton (Denver), CO	—	10,182	45,335	10	66,005	10,192	111,340	121,532	39,704	2018
Desert Hills Premium Outlets	Cabazon (Palm Springs), CA	—	3,440	338,679	—	126,600	3,440	465,279	468,719	251,831	2004 (4)
Ellenton Premium Outlets	Ellenton (Tampa), FL	120,000	15,807	182,412	—	10,990	15,807	193,402	209,209	150,932	2010 (4)
Finger Lakes Premium Outlets	Waterloo, NY	—	3,230	75,277	—	16,754	3,230	92,031	95,261	59,681	2004 (4)
Folsom Premium Outlets	Folsom (Sacramento), CA	—	9,060	50,281	—	7,183	9,060	57,464	66,524	40,107	2004 (4)
Gilroy Premium Outlets	Gilroy (San Jose), CA	—	8,539	190,835	—	2,800	8,539	193,635	202,174	119,479	2004 (4)
Gloucester Premium Outlets	Blackwood (Philadelphia). NJ	75,000	13,851	107,685	—	1,775	13,851	109,460	123,311	41,693	2015 (5)
Grand Prairie Premium Outlets	Grand Prairie (Dallas), TX	—	9,497	194,245	—	2,218	9,497	196,463	205,960	83,397	2012

Simon Property Group, Inc.
Simon Property Group, L.P.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

			Initial Cost (3)		Cost Capitalized Subsequent to Acquisition (3)		Gross Amounts At Which Carried At Close of Period				Date of Construction or
Name	Location	Encumbrances (6)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total (1)	Accumulated Depreciation (2)	Acquisition
Grove City Premium Outlets	Grove City (Pittsburgh), PA	$ 140,000	$ 6,421	$ 121,880	$ —	$ 11,916	$ 6,421	$ 133,796	$ 140,217	$ 102,929	2010 (4)
Gulfport Premium Outlets	Gulfport, MS	50,000	—	27,949	—	8,962	—	36,911	36,911	24,593	2010 (4)
Hagerstown Premium Outlets	Hagerstown (Baltimore/Washington, DC), MD	68,365	3,560	85,883	—	451	3,560	86,334	89,894	52,997	2010 (4)
Houston Premium Outlets	Cypress (Houston), TX	—	8,695	69,350	—	50,754	8,695	120,104	128,799	68,476	2007
Indiana Premium Outlets	Edinburgh (Indianapolis), IN	—	2,857	47,309	—	24,379	2,857	71,688	74,545	45,104	2004 (4)
Jackson Premium Outlets	Jackson (New York), NJ	—	6,413	104,013	3	12,406	6,416	116,419	122,835	66,892	2004 (4)
Jersey Shore Premium Outlets	Tinton Falls (New York), NJ	—	15,390	50,979	—	82,768	15,390	133,747	149,137	85,500	2007
Johnson Creek Premium Outlets	Johnson Creek, WI	—	2,800	39,546	—	9,437	2,800	48,983	51,783	29,547	2004 (4)
Kittery Premium Outlets	Kittery, ME	—	11,832	94,994	—	16,688	11,832	111,682	123,514	63,389	2004 (4)
Las Americas Premium Outlets	San Diego, CA	—	52,969	283,081	—	16,771	52,969	299,852	352,821	143,297	2007 (4)
Las Vegas North Premium Outlets	Las Vegas, NV	—	25,435	134,973	16,536	160,190	41,971	295,163	337,134	175,092	2004 (4)
Las Vegas South Premium Outlets	Las Vegas, NV	—	13,085	160,777	—	43,771	13,085	204,548	217,633	112,635	2004 (4)
Lee Premium Outlets	Lee, MA	43,813	9,167	52,212	—	6,558	9,167	58,770	67,937	42,036	2010 (4)
Leesburg Premium Outlets	Leesburg (Washington, DC), VA	—	7,190	162,023	—	25,723	7,190	187,746	194,936	112,632	2004 (4)
Lighthouse Place Premium Outlets	Michigan City (Chicago, IL), IN	—	6,630	94,138	—	15,485	6,630	109,623	116,253	72,492	2004 (4)
Merrimack Premium Outlets	Merrimack, NH	—	14,975	118,428	—	13,534	14,975	131,962	146,937	62,858	2012
Napa Premium Outlets	Napa, CA	—	11,400	45,023	—	8,511	11,400	53,534	64,934	35,377	2004 (4)
North Bend Premium Outlets	North Bend (Seattle), WA	—	2,012	36,036	—	1,662	2,012	37,698	39,710	23,857	2004 (4)
North Georgia Premium Outlets	Dawsonville (Atlanta), GA	—	4,300	137,020	—	7,150	4,300	144,170	148,470	84,806	2004 (4)
Orlando International Premium Outlets	Orlando, FL	—	31,998	472,815	—	30,468	31,998	503,283	535,281	258,627	2010 (4)
Orlando Vineland Premium Outlets	Orlando, FL	—	14,040	382,949	36,023	44,127	50,063	427,076	477,139	238,870	2004 (4)
Petaluma Village Premium Outlets	Petaluma (San Francisco), CA	—	13,322	13,710	—	4,132	13,322	17,842	31,164	12,594	2004 (4)
Philadelphia Premium Outlets	Limerick (Philadelphia), PA	—	16,676	105,249	—	29,847	16,676	135,096	151,772	89,964	2006
Phoenix Premium Outlets	Chandler (Phoenix), AZ	—	—	63,082	—	1,939	—	65,021	65,021	34,301	2013
Pismo Beach Premium Outlets	Pismo Beach, CA	29,393	4,317	19,044	—	4,913	4,317	23,957	28,274	18,129	2010 (4)
Pleasant Prairie Premium Outlets	Pleasant Prairie (Chicago, IL/Milwaukee), WI	145,000	16,823	126,686	—	11,177	16,823	137,863	154,686	77,909	2010 (4)
Pocono Premium Outlets	Tannersville, PA	—	7,720	172,931	—	34,144	7,720	207,075	214,795	114,290	2004 (4)
Puerto Rico Premium Outlets	Barceloneta, PR	—	20,586	114,021	—	14,267	20,586	128,288	148,874	70,364	2010 (4)
Queenstown Premium Outlets	Queenstown (Baltimore), MD	51,635	8,129	61,950	—	7,014	8,129	68,964	77,093	39,525	2010 (4)
Rio Grande Valley Premium Outlets	Mercedes (McAllen), TX	—	12,229	41,547	—	28,521	12,229	70,068	82,297	49,027	2005
Round Rock Premium Outlets	Round Rock (Austin), TX	—	12,985	82,252	—	10,845	12,985	93,097	106,082	61,569	2005
San Francisco Premium Outlets	Livermore (San Francisco), CA	—	21,925	308,694	46,177	77,946	68,102	386,640	454,742	158,025	2012
San Marcos Premium Outlets	San Marcos (Austin/San Antonio), TX	—	13,180	287,179	—	33,893	13,180	321,072	334,252	167,238	2010 (4)
Seattle Premium Outlets	Tulalip (Seattle), WA	—	—	103,722	—	59,522	—	163,244	163,244	96,412	2004 (4)
St. Augustine Premium Outlets	St. Augustine (Jacksonville), FL	—	6,090	57,670	2	18,143	6,092	75,813	81,905	48,020	2004 (4)
Tampa Premium Outlets	Lutz (Tampa), FL	—	14,298	97,188	121	14,950	14,419	112,138	126,557	41,871	2015
Tucson Premium Outlets	Marana (Tucson), AZ	—	12,508	69,677	—	6,815	12,508	76,492	89,000	29,596	2015
Tulsa Premium Outlets	Jenks (Tulsa), OK	—	10,291	102,600	1	53,747	10,292	156,347	166,639	9,841	2024
Vacaville Premium Outlets	Vacaville, CA	—	9,420	84,850	—	21,164	9,420	106,014	115,434	69,615	2004 (4)
Waikele Premium Outlets	Waipahu (Honolulu), HI	—	22,630	77,316	—	21,879	22,630	99,195	121,825	62,328	2004 (4)
Williamsburg Premium Outlets	Williamsburg, VA	185,000	10,323	223,789	—	13,995	10,323	237,784	248,107	124,173	2010 (4)

Simon Property Group, Inc.
Simon Property Group, L.P.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

Name	Location	Encumbrances (6)	Initial Cost (3) Land	Initial Cost (3) Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (3) Land	Cost Capitalized Subsequent to Acquisition (3) Buildings and Improvements	Gross Amounts At Which Carried At Close of Period Land	Gross Amounts At Which Carried At Close of Period Buildings and Improvements	Total (1)	Accumulated Depreciation (2)	Date of Construction or Acquisition
Woodburn Premium Outlets	Woodburn (Portland), OR	$ —	$ 9,414	$ 150,414	$ —	$ 6,500	$ 9,414	$ 156,914	$ 166,328	$ 71,832	2013 (4)
Woodbury Common Premium Outlets	Central Valley (New York), NY	—	11,010	862,559	1,779	290,755	12,789	1,153,314	1,166,103	605,566	2004 (4)
Wrentham Village Premium Outlets	Wrentham (Boston), MA	—	4,900	282,031	—	60,909	4,900	342,940	347,840	193,545	2004 (4)
The Mills											
Arizona Mills	Tempe (Phoenix), AZ	91,995	41,285	297,289	—	20,655	41,285	317,944	359,229	129,035	2007 (4) (5)
Great Mall	Milpitas (San Jose), CA	—	69,853	463,101	—	71,536	69,853	534,637	604,490	249,979	2007 (4) (5)
Gurnee Mills	Gurnee (Chicago), IL	257,710	41,133	297,911	—	48,582	41,133	346,493	387,626	161,120	2007 (4) (5)
Mills at Jersey Gardens, The	Elizabeth, NJ	—	120,417	865,605	—	37,382	120,417	902,987	1,023,404	352,944	2015 (4)
Opry Mills	Nashville, TN	375,000	51,000	327,503	—	32,309	51,000	359,812	410,812	151,198	2007 (4) (5)
Outlets at Orange, The	Orange (Los Angeles), CA	—	64,973	211,322	—	15,202	64,973	226,524	291,497	57,160	2007 (4) (5)
Potomac Mills	Woodbridge (Washington, DC), VA	416,000	61,608	425,370	—	50,743	61,608	476,113	537,721	224,189	2007 (4) (5)
Sawgrass Mills	Sunrise (Miami), FL	—	192,981	1,641,153	5,395	262,596	198,376	1,903,749	2,102,125	847,485	2007 (4) (5)
International											
La Reggia Designer Outlet	Marcianise (Naples), Italy	185,964	37,220	233,179	—	54,172	37,220	287,351	324,571	114,533	2013 (4) (5) (7)
Noventa Di Piave Designer Outlet	Venice, Italy	325,899	38,793	309,283	—	104,123	38,793	413,406	452,199	139,734	2013 (4) (5) (7)
Ochtrup Designer Outlet	Ochtrup, Germany	58,701	11,770	97,941	—	(103)	11,770	97,838	109,608	19,638	2016 (4) (5) (7)
Paris-Giverny Designer Outlets	Normandy, France	81,947	16,312	244,740	—	—	16,312	244,740	261,052	37,683	2023
Parndorf Designer Outlet	Vienna, Austria	212,307	14,903	223,156	—	17,414	14,903	240,570	255,473	95,278	2013 (4) (5) (7)
Provence Designer Outlet	Provence, France	110,453	41,321	84,637	6,169	236	47,490	84,873	132,363	59,974	2017 (4) (5) (7)
Roermond Designer Outlet	Roermond, Netherlands	328,726	15,035	400,094	—	57,897	15,035	457,991	473,026	191,732	2013 (4) (5) (7)
Roosendaal Designer Outlet	Roosendaal, Netherlands	76,311	22,191	108,069	—	23,719	22,191	131,788	153,979	57,329	2017 (4) (5) (7)
The Mall Luxury Outlets Firenze	Florence, Italy	—	32,552	297,037	—	1,675	32,552	298,712	331,264	17,383	2025 (4) (5) (7)
The Mall Luxury Outlets Sanremo	Sanremo, Italy	—	10,045	73,414	—	—	10,045	73,414	83,459	3,678	2025 (4) (5) (7)

Simon Property Group, Inc.
Simon Property Group, L.P.
Real Estate and Accumulated Depreciation
December 31, 2025
(Dollars in thousands)

Name	Location	Encumbrances (6)	Initial Cost (3) Land	Initial Cost (3) Buildings and Improvements	Cost Capitalized Subsequent to Acquisition (3) Land	Cost Capitalized Subsequent to Acquisition (3) Buildings and Improvements	Gross Amounts At Which Carried At Close of Period Land	Gross Amounts At Which Carried At Close of Period Buildings and Improvements	Gross Amounts At Which Carried At Close of Period Total (1)	Accumulated Depreciation (2)	Date of Construction or Acquisition
Lifestyle Centers											
ABQ Uptown	Albuquerque, NM	$ —	$ 6,374	$ 75,333	$ 4,054	$ 14,609	$ 10,428	$ 89,942	$ 100,370	$ 45,369	2011 (4)
Northgate Station	Seattle, WA	—	19,904	115,992	15,964	128,138	35,868	244,130	279,998	79,210	1987
University Park Village	Fort Worth, TX	48,927	18,031	100,523	—	16,437	18,031	116,960	134,991	43,992	2015 (4)
Other Properties											
Calhoun Outlet Marketplace	Calhoun, GA	15,821	1,745	12,529	—	2,217	1,745	14,746	16,491	13,219	2010 (4)
Florida Keys Outlet Marketplace	Florida City, FL	—	1,112	1,748	—	7,001	1,112	8,749	9,861	4,941	2010 (4)
Gaffney Outlet Marketplace	Gaffney (Greenville/Charlotte), SC	25,558	3,978	32,371	—	6,500	3,978	38,871	42,849	28,318	2010 (4)
Orlando Outlet Marketplace	Orlando, FL	—	3,367	1,557	—	4,747	3,367	6,304	9,671	4,347	2010 (4)
Oxford Valley Mall	Langhorne (Philadelphia), PA	—	18,355	100,287	—	24,231	18,355	124,518	142,873	95,335	2003 (4)
Southridge Mall	Greendale (Milwaukee), WI	103,889	12,359	130,111	1,939	12,244	14,298	142,355	156,653	79,984	2007 (4) (5)
Preliminary values related to acquired properties		3,060,737	680,264	7,142,774	—	8,715	680,264	7,151,489	7,831,753	47,618	2020 (4) (8)
Other pre-development costs		—	66,138	223,100	959	—	67,097	223,100	290,197	1,882	
Other		99,340	44,611	683,423	265	6	44,876	683,429	728,305	112,441	
Currency Translation Adjustment		—	18,145	98,047	551	63,906	18,696	161,953	180,649	(4,626)	
		$ 8,226,679	$4,126,888	$ 34,939,511	$ 391,244	$ 10,844,906	$ 4,518,132	$ 45,784,417	$ 50,302,549	$ 20,234,466	

Simon Property Group, Inc.
Simon Property Group, L.P.
Notes to Schedule III as of December 31, 2025
(Dollars in thousands)

(1)   **Reconciliation of Real Estate Properties:**

The changes in real estate assets for the years ended December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Balance, beginning of year.	**$ 39,711,997**	$ 38,784,918	$ 37,879,778
Acquisitions and consolidations (7) . .	**9,465,165**	589,501	78,410
Improvements	**935,200**	744,574	823,705
Disposals and consolidations	**(119,324)**	(285,998)	(55,593)
Currency Translation Adjustment . . .	**309,511**	(120,998)	58,618
Balance, close of year	**$ 50,302,549**	$ 39,711,997	$ 38,784,918

The unaudited aggregate cost of real estate assets for U.S. federal income tax purposes as of December 31, 2025 was $29,284,589.

(2)   **Reconciliation of Accumulated Depreciation:**

The changes in accumulated depreciation for the years ended December 31, 2025, 2024, and 2023 are as follows:

	2025	2024	2023
Balance, beginning of year	**$ 18,663,586**	$ 17,351,320	$ 16,224,050
Depreciation expense (7)	**1,481,880**	1,118,198	1,193,391
Disposals and consolidations.	**159,272**	164,761	(53,489)
Currency Translation Adjustment	**(70,272)**	29,307	(12,632)
Balance, close of year	**$ 20,234,466**	$ 18,663,586	$ 17,351,320

Depreciation of our investment in buildings and improvements reflected in the consolidated statements of operations and comprehensive income is calculated over the estimated original lives of the assets as noted below.

- Buildings and Improvements — typically 10-35 years for the structure, 15 years for landscaping and parking lot, and 10 years for HVAC equipment.

- Tenant Allowances and Improvements — shorter of lease term or useful life.

(3)   Initial cost generally represents net book value at December 20, 1993, except for acquired properties and new developments after December 20, 1993. Initial cost also includes any new developments that are opened during the current year. Costs of disposals and impairments of property are first reflected as a reduction to cost capitalized subsequent to acquisition.

(4)   Not developed/constructed by us or our predecessors. The date of construction represents the initial acquisition date for assets in which we have acquired multiple interests.

(5)   Initial cost for these properties is the cost at the date of consolidation for properties previously accounted for under the equity method of accounting.

(6)   Encumbrances represent face amount of mortgage debt and exclude any premiums or discounts and deferred financing costs.

(7)   Represents the original cost and does not include subsequent currency translation adjustments.

(8)   Represents preliminary values related to the TRG Acquisition, as discussed in Note 4.

Exhibit 21.1

List of Subsidiaries of Simon Property Group, Inc.

Subsidiary	Jurisdiction
Simon Property Group, L.P.	Indiana
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
M.S. Management Associates, Inc.	Delaware
Simon Property Group Administrative Services Partnership, L.P.	Delaware
Kravco Simon Investments, L.P.	Pennsylvania
Premium Outlet Partners, L.P.	Delaware
SPG Mayflower, LLC	Delaware
The Simon Realty Group, LLC	Delaware
Simon Services, Inc.	Delaware
Simon Global Development B.V.	Netherlands
Simon MAC S.a.r.l.	Luxembourg
Simon International S.a.r.l.	Luxembourg

List of Subsidiaries of Simon Property Group, L.P.

Subsidiary	Jurisdiction
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
M.S. Management Associates, Inc.	Delaware
Simon Property Group Administrative Services Partnership, L.P.	Delaware
Kravco Simon Investments, L.P.	Pennsylvania
Premium Outlet Partners, L.P.	Delaware
SPG Mayflower, LLC	Delaware
The Simon Realty Group, LLC	Delaware
Simon Services, Inc.	Delaware
Simon Global Development B.V.	Netherlands
Simon MAC S.a.r.l.	Luxembourg
Simon International S.a.r.l.	Luxembourg

Omits names of subsidiaries that as of December 31, 2025 were not, in the aggregate, "significant subsidiaries."

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Amendment No. 1 to the Registration Statement (Form S-3 No. 333-277297) of Simon Property Group, Inc.,

(2)   Registration Statement (Form S-4 No. 333-118247) of Simon Property Group, Inc.,

(3)   Registration Statements (Form S-8 Nos. 333-64313, 333-101185 and 333-183213) pertaining to the Simon Property Group L.P. Amended and Restated 1998 Stock Incentive Plan,

(4)   Registration Statement (Form S-8 No. 333-82471) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan,

(5)   Registration Statement (Form S-8 No. 333-63919) pertaining to the Corporate Property Investors, Inc. and Corporate Realty Consultants, Inc. Employee Share Purchase Plan, and

(6)   Registration Statement (Form S-8 No. 333-231285) pertaining to the Simon Property Group, L.P. 2019 Stock Incentive Plan;

of our reports dated February 25, 2026, with respect to the consolidated financial statements and schedule of Simon Property Group, Inc. and the effectiveness of internal control over financial reporting of Simon Property Group, Inc. included in this Annual Report (Form 10-K) of Simon Property Group, Inc. for the year ended December 31, 2025.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2026

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-277297-01) of Simon Property Group, L.P. and in the related Prospectus of our reports dated February 25, 2026, with respect to the consolidated financial statements and schedule of Simon Property Group, L.P. and the effectiveness of internal control over financial reporting of Simon Property Group, L.P., included in this Annual Report (Form 10-K) of Simon Property Group, L.P. for the year ended December 31, 2025.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2026

Exhibit 31.1

Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David Simon, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Simon Property Group, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ DAVID SIMON
David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President

Exhibit 31.2

Certification by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Brian J. McDade, certify that:

1.   I have reviewed this Annual Report on Form 10-K of Simon Property Group, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer

EXHIBIT 31.3

**CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, David Simon, certify that:

1. I have reviewed this annual report on Form 10-K of Simon Property Group, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ DAVID SIMON
David Simon
Chairman of the Board of Directors, Chief Executive
Officer and President of Simon Property Group, Inc.,
General Partner

EXHIBIT 31.4

**CERTIFICATION PURSUANT TO
RULE 13a-14(a)/15d-14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Brian J. McDade, certify that:

1. I have reviewed this annual report on Form 10-K of Simon Property Group, L.P.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2026

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer of
Simon Property Group, Inc., General Partner

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Simon Property Group, Inc. on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Simon Property Group, Inc.

/s/ DAVID SIMON
David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President

February 25, 2026

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer

February 25, 2026

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Simon Property Group, L.P. (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID SIMON
_____
David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President of
Simon Property Group, Inc., General Partner
Date: February 25, 2026

/s/ BRIAN J. MCDADE
_____
Brian J. McDade
Executive Vice President and Chief Financial Officer
of Simon Property Group, Inc.,
General Partner
Date: February 25, 2026

INVESTOR INFORMATION

CORPORATE HEADQUARTERS

Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204
317-636-1600

TRANSFER AGENT AND REGISTRAR

Computershare, our transfer agent, maintains the records for our registered shareholders and can assist you with a variety of shareholder services including address changes, certificate replacement/transfer and dividends.

Shareholder correspondence:
Computershare
P.O. Box 43007
Providence, RI 02940-3007

Overnight correspondence:
Computershare
150 Royall St. Suite 101
Canton, MA 02021

800-454-9768 or
201-680-6578 (Outside the U.S.)
www.computershare.com/investor

DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PROGRAM

Computershare administers a direct stock purchase and dividend reinvestment plan that allows interested investors to purchase Simon Property Group stock directly, rather than through a broker, and become a registered shareholder. The program offers many features including dividend reinvestment. For detailed information, contact Computershare at 800-454-9768 or *www.computershare.com/investor*

WEBSITE

Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: *investors.simon.com*

SHAREHOLDER INQUIRIES

800-461-3439
IRcontact@simon.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K

A copy of the Simon Property Group, Inc. Annual Report on Form 10-K filed with the United States Securities and Exchange Commission can be obtained free of charge by:

Contacting the Investor Relations Department at 800-461-3439 or IRcontact@simon.com; or

Accessing the Financials page of the website at *investors.simon.com*

ANNUAL MEETING

The Annual Meeting of Shareholders of Simon Property Group, Inc. will be held on Wednesday, May 13, 2026 at 8:30am Eastern Daylight Time, in a "virtual meeting" conducted via live audio webcast on the Internet. The Annual Meeting of Shareholders will be available at *www.virtualshareholdermeeting.com/SPG2026*

COMPANY SECURITIES

Simon Property Group, Inc. common stock and one issue of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock   SPG

8.375% Series J Cumulative Preferred   SPGPrJ

The quarterly price range on the NYSE for the common stock and the dividends declared per share for each quarter in the last two fiscal years are shown to the right.

2024	HIGH	LOW	CLOSE	DECLARED DIVIDENDS
First Quarter	$ 157.82	$ 135.15	$ 156.49	$ 1.95
Second Quarter	156.25	139.25	151.80	2.00
Third Quarter	170.87	145.44	169.02	2.05
Fourth Quarter	186.00	166.00	172.21	2.10

2025	HIGH	LOW	CLOSE	DECLARED DIVIDENDS
First Quarter	$ 190.13	$ 158.22	$ 166.08	$ 2.10
Second Quarter	172.14	136.34	160.76	2.10
Third Quarter	188.13	159.33	187.67	2.15
Fourth Quarter	189.05	172.19	185.11	2.20

TOTAL RETURN PERFORMANCE



The line graph shown compares the percentage change in the cumulative total shareholder return on our common stock compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity Retail Index for the period December 31, 2020 through December 31, 2025. The graph assumes an investment of $100 on December 31, 2020, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.



For more information about Simon Investor Relations, scan the QR code.

YEAR ENDED DECEMBER 31,	2020	2021	2022	2023	2024	2025	2025 ANNUAL RETURN
Simon Property Group, Inc.	$ 100.00	$ 195.77	$ 152.88	$ 197.65	$ 250.87	$ 283.37	13.0%
S&P 500 Index	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16	17.9%
FTSE NAREIT Equity Retail Index	$ 100.00	$ 151.91	$ 131.72	$ 145.64	$ 166.04	$ 174.43	5.1%

